As confidentially submitted to the Securities and Exchange Commission on February 27, 2013. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOTORANTIM CIMENTOS S.A.

(Exact Name of Registrant as Specified in its Charter)

VOTORANTIM CEMENT CORPORATION

(Translation of Registrant’s name into English)

The Federative Republic of Brazil	3241	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Votorantim Cimentos S.A.

Praça Professor José Lannes, 40 – 9o Andar

04571-100 São Paulo – SP

Brazil Tel: +55 11 2162-0600

Fax: +55 11 2162-0670

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald Baker Mark Bagnall White & Case LLP Av. Brig. Faria Lima, 2.277 – 4° Andar 01452-000 São Paulo – SP Brazil Tel: +55 11 3147 5601 Fax: +55 11 3147 5611	Richard S. Aldrich, Jr. Skadden, Arps, Slate, Meagher & Flom LLP Av. Brig. Faria Lima, 3.311 – 7° Andar 04538-133 São Paulo – SP Brazil Tel: +55 11 3708 1830 Fax: +55 11 3706 2830

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Units, each unit consisting of(3)(4):	U.S.$	U.S.$
(i) one common share, no par value
(ii) two preferred shares, no par value

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes ADSs to be sold by the selling shareholder.
(3)	Includes units subject to the over-allotment option of the underwriters. See “Underwriting.”
(4)	The units may initially be represented by the registrant’s American Depository Shares, or ADSs, each of which represent one unit. A separate Registration Statement on Form F-6 will be filed for the registration of ADSs issuable upon deposit of the units representing common shares and preferred shares registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling shareholder are soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                  , 2013

Preliminary Prospectus

Units

Including Units in the Form of American Depositary Shares

This is an initial public offering of                 units of Votorantim Cimentos S.A. We are selling                 units and Votorantim Industrial S.A., or the “selling shareholder,” is selling                 units. The units may be offered directly or in the form of American Depositary Shares, or ADSs, each of which represents one unit. Each unit represents one common share and two preferred shares of Votorantim Cimentos S.A. This prospectus relates to the offering by the international underwriters of units, including in the form of ADSs in the United States and elsewhere outside Brazil. The Brazilian underwriters are offering units in Brazil. We refer to the international offering in the United States and elsewhere outside Brazil and the concurrent offering in Brazil as the “global offering.” We will not receive any proceeds from the sale of units, including units in the form of ADSs, by the selling shareholder. Prior to this offering, there has been no public market for our ADSs, units, common shares or preferred shares. The estimated initial public offering price for the units in the form of ADSs is between U.S.$         and U.S.$         per ADS and R$         and R$         per unit.

We have applied to list our ADSs on the New York Stock Exchange, or NYSE, under the symbol “             ”. We have applied to list our units and the underlying common shares and preferred shares on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores Mercadorias e Futuros), or BM&FBOVESPA, under the symbols “             ”, “             ” and “             ”, respectively.

	Per ADS	Per unit	Total
Initial public offering price	U.S.$	R$	U.S.$
Underwriting discounts and commissions	U.S.$	R$	U.S.$
Proceeds to us, before expenses	U.S.$	R$	U.S.$
Proceeds to selling shareholder, before expenses	U.S.$	R$	U.S.$

We have granted the international underwriters and Brazilian underwriters (each as defined below) an over-allotment option for a period of 30 days to purchase up to an aggregate of             additional units, including in the form of ADSs at the initial public offering price, less underwriting discounts and commissions. See “Underwriting—Over-Allotment Options.”

Investing in our units and ADSs involves a high degree of risk. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2013. Delivery of our units (otherwise not in the form of ADSs) is expected to be made on or about             , 2013.

Morgan Stanley	J.P. Morgan	Itaú BBA	Credit Suisse	BTG Pactual

The date of this prospectus is             , 2013

This prospectus has been prepared by us solely for use in connection with the proposed offering of units, including units in the form of ADSs, in the United States and elsewhere outside Brazil. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc., Credit Suisse Securities (USA) LLC and BTG Pactual US Capital LLC will act as international underwriters with respect to the offering of the ADSs and as agents, on behalf of the Brazilian underwriters, with respect to the offering of units outside of Brazil (otherwise not in the form of ADSs).

We, the selling shareholder and the international underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. When you make a decision about whether to invest in our units and ADSs, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our units and ADSs means that information contained in this prospectus is correct after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is not an offer to sell or solicitation of an offer to buy these units and ADSs in any circumstances under which the offer or solicitation is unlawful.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this prospectus, unless otherwise indicated or the context otherwise requires:

•

all references to “Votorantim Cimentos,” “VCSA,” “our company,” “we,” “our,” “ours” and “us,” or similar terms are to the registrant, Votorantim Cimentos S.A., a corporation organized and existing as a sociedade por ações under the laws of Brazil;

•	all references to the “selling shareholder” and “VID” are to Votorantim Industrial S.A., a corporation organized and existing as a sociedade por ações under the laws of Brazil;

•	all references to “Votorantim Industrial” are to VID and its subsidiaries;

•	all references to “VPar” are to Votorantim Participações S.A., a corporation organized and existing as a sociedade por ações under the laws of Brazil;

•	all references to “Brazil” are to the Federative Republic of Brazil;

•	all references to the “Brazilian Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);

•	all references to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars;

•	all references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil; and

•	all references to “euro”, “euros” or “€” are to the European Euro, the official currency of certain countries of the European Union.

Solely for the convenience of the reader, we have translated some amounts included in this prospectus, including in the “Prospectus Summary,” “Summary Consolidated Financial and Other Information,” “Capitalization” and “Selected Consolidated Financial and Other Information” sections from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2012 of R$2.0435 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. These translations also should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2008.

Financial Statements

We maintain our books and records in reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. We have prepared our annual audited consolidated financial statements included in this prospectus in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise noted, our financial information presented herein as of and for the years ended December 31, 2012, 2011, 2010 and 2009 is stated in reais, our reporting currency.

This prospectus includes our audited consolidated financial statements as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010, together with the notes thereto, or our audited consolidated financial statements.

Unless otherwise indicated, all references herein to “our financial statements,” and “our audited consolidated financial statements,” are to our consolidated financial statements included elsewhere in this prospectus.

China operations held for sale

We do not intend to continue our operations in China, and we have implemented a plan to dispose of this business. As a result, these assets and liabilities are presented as separate line items in our balance sheet. Our management expects this sale to be consummated during 2013.

Segment Information and Presentation of Segment Financial Data

We are organized by geographical areas and have three operating segments based on the location of our main assets, as follows: (1) Brazil (including our operations in South America); (2) North America; and (3) commencing on December 21, 2012 when we consummated the 2012 Cimpor asset exchange, Europe, Africa and Asia.

Because the 2012 Cimpor asset exchange was consummated on December 21, 2012, our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 include segment asset information for our three operating segments but results of operations for only two segments: (1) Brazil (including our operations in South America and, for 2012, Europe, Africa and Asia) and (2) North America. Commencing on January 1, 2013, our financial statements will include information about the results of our three operating segments described above.

Our segment information is prepared on the same basis as the information that our senior management uses to allocate resources among our segments and evaluate their performance. The key financial performance measure of our operating segments are EBITDA and Adjusted EBITDA, which are reported on a monthly basis to our chief operating decision maker, who in our case, is our Chief Executive Officer. For additional information on our operating segments and a reconciliation of the operating results of our operating segments to our consolidated results, see note 34 to our audited consolidated financial statements included elsewhere in this prospectus.

Special Note Regarding Non-GAAP Financial Measures

In this prospectus, we present EBITDA, Adjusted EBITDA and return on capital employed, or ROCE, which are non-GAAP financial measures. We define EBITDA as operating profit before equity in results of investees and net financial income (expense) plus depreciation and amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets. In 2010, we recorded a non-cash gain of R$1,672.4 million in connection with the exchange of assets related to our acquisition of a 17.28% equity interest in Cimpor – Cimentos de Portugal SGPS, S.A., or Cimpor, which did not involve cash, and which we refer to as the 2010 Cimpor asset exchange. In 2011, we recorded an impairment loss on equity of investees of R$586.5 million, and in 2012, we recorded a non-cash gain of R$266.8 million in connection with the disposal of our 21.21% equity interest in Cimpor.

We present EBITDA and Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit, or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as we calculated them, may not be comparable to similarly titled measures reported by other companies, including our competitors in the cement industry. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”

We present ROCE, due to the asset intensive nature of our business and our related need to efficiently employ our capital. ROCE is a non-GAAP measure that helps to focus our management on maximizing the use and return of our existing assets and pursuing strategic growth and investment opportunities that are projected to yield sufficient returns. We calculate ROCE by dividing the sum of our operating profit before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions that are considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities. For a calculation of ROCE and a reconciliation of ROCE to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”

Market Data and Other Information

We have obtained the market and competitive position data, including market forecasts, used throughout this prospectus from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE; the Brazilian National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM; the Brazilian Association of Financial and Capital Markets Entities (ANBIMA – Associação Brasileira dos Mercados Financeiros e de Capitais), or ANBIMA; the Brazilian Central Bank; the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; and the Getulio Vargas Foundation (Fundação Getulio Vargas), or FGV.

We have used the following sources to obtain market share and other related data:

•	the National Cement Industry Union (Sindicato Nacional da Indústria do Cimento), or SNIC;

•	the International Cement Review;

•	the Portland Cement Association, or PCA;

•	the Brazilian Industry and Construction Board (Câmara Brasileira da Indústria da Construção), or CBIC;

•	the European Cement Association, or Cembureau;

•	the Turkish Cement Manufacturer’s Association (Turkey);

•	the Professional Cement Association (Association Professionnelle des Cimentiers) (Morocco);

•	the Ministry of Industry and Technology (Ministère de l’Industrie et de la Technologie) (Tunisia);

•	the National Bureau of Statistics of China;

•	the Cement Manufacturer’s Association (India); and

•	the Spanish Cement Manufacturer’s Association (Agrupación de Fabricantes de Cemento de España) (Spain).

Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of this information is not guaranteed. Similarly, while we believe that internal surveys, industry publications or forecasts and market research referred to in this prospectus are generally reliable, neither we nor the international underwriters have independently verified this information, and neither we nor the international underwriters make any representations as to the accuracy or completeness of any such information. Estimates and forecasts included in this industry data involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Operational Data

Our operational data presented in this prospectus include the operational data of our consolidated subsidiaries and our proportional share of the operational data of the companies that we proportionally consolidate and does not include the operational data of the companies that we account for using the equity method. For instance, we do not include the operational data for Cementos Avellaneda S.A., or Avellaneda, Cementos Artigas S.A., or Artigas, Cementos Bío Bío S.A., or Bío Bío, Mizu S.A., or Mizu and Sirama Participacões S.A., or Sirama. References to

our total annual installed production capacity in this prospectus include the annual installed production capacities of the companies that we consolidate and include the proportional annual installed production capacities of the companies that we proportionally consolidate. We have separately included annual installed production capacities of those companies that we do not consolidate or proportionally consolidate but the results of which are included pursuant to the equity method in the line item “equity in results of investees” in this prospectus solely for the investor’s reference. However, the production capacities of these companies are not included in our total annual installed production capacity.

References to “our mortar” products include all types of mortar we produce, including dry and adhesive mortars. All references in this prospectus to “tons” are to “metric tons.” References to “dmt” are to dry metric ton. References to “kg” are to “kilograms,” equivalent to 1,000 grams, and references to “kt” shall mean “kiloton,” equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our units or ADSs. You should read the entire prospectus carefully, including the information presented under “Risk Factors” and our financial statements and notes to our financial statements, before making an investment decision. Unless otherwise indicated, operational information as of and for the year ended December 31, 2012 reflects the 2012 Cimpor asset exchange as if it had been consummated on January 1, 2012. See “Presentation of Financial and Other Information.”

Overview

We are a global vertically-integrated heavy building materials company, with operations in North and South America, Europe, Africa and Asia. We are the largest and most profitable heavy building materials company in Brazil, the fourth largest cement market in the world. Founded in 1933, we produce and sell a complete portfolio of building materials—which includes cement, aggregates, ready-mix concrete, mortar and other building materials—and we serve a very diversified and fragmented client base. Our global annual installed cement production capacity as of December 31, 2012, was 52.2 million tons. In 2012, we had revenues of R$9,481.7 million, Adjusted EBITDA of R$3,070.7 million, an Adjusted EBITDA margin of 32.4% and ROCE of 21.2%. Our ROCE is one of the highest among publicly-traded global cement producers, and we recorded a 2009-2012 compound annual growth rate, or CAGR, of revenues of 9.4%.

We believe we are uniquely positioned to maintain high returns on capital and generate significant value for our shareholders. We have operations in various important high-growth markets and we are present in regions with significant opportunities for value creation with a total of 34 cement plants, 22 grinding mills, 328 ready-mix plants, 84 aggregates facilities, one clinker plant, two lime units and 13 mortar plants. In addition, we have a total of 61 limestone quarries with an expected average reserve life in excess of 60 years based on our current cement production.

Our Markets

The map below sets forth our installed cement production capacity by country in which we operate and our respective market share:

(1)	Our annual installed cement production capacity in Florida includes 50.0% of the installed cement production capacity of Suwannee American Cement LLC, or Suwannee, a 50/50 joint venture company with Anderson Columbia Company, Inc.
(2)	In addition to our consolidated subsidiaries, the annual installed capacity of which is presented above, we also own equity interests in unconsolidated affiliates corresponding to a 51.0 % equity interest in Mizu, a Brazilian cement company with an annual installed cement production capacity of 2.9 million tons, and a 38.25% equity interest in Sirama, a Brazilian cement company with an annual installed cement production capacity of 2.3 million tons. Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.
(3)	We own a 15.15% equity interest in Bío Bío, a Chilean cement company with a current annual installed cement production capacity of 2.2 million tons.
(4)	Together with our controlling shareholder, VID, we own a 51.0% indirect equity interest in Artigas, an Uruguayan cement company with a current annual installed cement production capacity of 0.5 million tons. Our current indirect equity interest in Artigas is 12.61%, and accordingly, we account for our equity interest in Artigas using the equity method. VID expects to transfer its equity interest in Artigas to us.
(5)	Not available.
(6)	Together with our controlling shareholder, VID, we own a 49.0% indirect equity interest in Avellaneda, an Argentinean cement company with a current annual installed cement production capacity of 2.8 million tons, and due to our indirect equity interest in Avellaneda of 10.61%, we account for our equity interest in Avellaneda using the equity method. VID expects to transfer its equity interest in Avellaneda to us.
(7)	Through the 2012 Cimpor asset exchange, we own a limestone quarry in Peru.
(8)	Our assets related to our business in China are classified as “held for sale” in our audited consolidated financial statements.
(9)	Our total annual installed cement production capacity in South America (excluding Brazil) does not include the installed cement production capacity of Avellaneda in Argentina, Artigas in Uruguay or Bío Bío in Chile.
(10)	Annual installed cement production capacity is presented as of December 31, 2012. Annual installed cement production capacities are shown on a proportional basis with respect to our production capacity in Florida. The remaining annual installed cement production capacities represent full capacities.
(11)	Market share data is presented as of the most recent dates for which information is available, which is September 30, 2012 for Europe, Asia and Africa, as of October 31, 2012 for Bolivia, as of November 30, 2012 for North America and as of December 31, 2012 for Brazil and South America (excluding Bolivia).

Brazil. In Brazil, we own 16 cement plants, 11 grinding mills, 110 ready-mix concrete plants, 28 aggregates facilities, eight mortar plants and one lime unit, as well as 27 limestone quarries. Our total annual installed cement production capacity was 30.1 million tons as of December 31, 2012, and, according to information available from the SNIC, we had a market share of 36.4% and 35.2% in 2011 and 2012, respectively, in terms of Portland cement volume sold in Brazil, positioning us as the market leader in the country. We deliver our products to approximately 30,000 clients per month through our broad distribution network that includes 52 distribution centers strategically located close to the principal markets in Brazil, and that enable us to distribute our products throughout the country. In addition to our 30.1 million tons of total annual installed cement production capacity in Brazil, we also have equity interests in Mizu and Sirama, Brazilian cement companies with three cement plants, two grinding mills and one cement mixing plant, and a combined total annual installed cement production capacity of 5.2 million tons.

Annual cement consumption per capita in Brazil grew at an annual average rate of 8.5% between 2007 and 2011 (according to the SNIC), which is equivalent to 2.3 times the gross domestic product, or GDP, real growth over the same period. We believe that the Brazilian cement market will continue to experience solid growth in the near future, driven by lower interest rates, greater infrastructure spending and construction to address the existing housing deficit of 4.7 million homes. The Brazilian federal government has announced plans to substantially increase public and private infrastructure spending, particularly through its Growth Acceleration Program (Programa de Aceleração de Crescimento), or PAC, with an estimated investment of R$955 billion by 2014, of which approximately 10.0% has yet to be disbursed for highways, ports and airports, among other projects as of September 2012. According to the Brazilian Central Bank, the federal government expects to invest approximately R$390 billion in home construction in Brazil from 2012 to 2015. This amount also includes the Minha Casa, Minha Vida, or MCMV, program, which has delivered more than 1 million homes from 2007 to 2010 and is expected to deliver an additional 2.4 million housing units from 2011 to 2014 (representing approximately R$142 billion in housing investments). In addition to expected investments in infrastructure and housing, the Brazilian cement market will also have additional demand due to construction projects related to the 2014 FIFA World Cup and the 2016 Olympic Games.

North America. Our North American business includes five cement plants, two grinding mills, 140 ready-mix concrete plants, 34 aggregates facilities and four limestone quarries, with a total annual proportional installed cement production capacity of 5.6 million tons in the Great Lakes region and in the States of Florida and Michigan (through 50/50 joint ventures). Cement in these regions (unlike the Brazilian market) is usually sold in bulk to ready-mix concrete companies. In 2012, we sold approximately 95% of our cement in the Great Lakes region in bulk. In addition, we sell cement to manufacturers of pre-cast concrete, as well as to construction companies.

Given our strategic location and operational capacity, our North American businesses are well positioned to benefit from the expected United States economic recovery. According to the USGS, cement consumption in the United States in the eleven-month period ended November 30, 2012 increased by 10.3% compared to the corresponding period in 2011 and it is projected by PCA to increase by 2.0% in 2013, by 8.9% in 2014 and by 13.8% in 2015 as a result of the expected economic recovery in the United States, particularly in the construction industry.

South America (excluding Brazil). Our South American business, excluding our Brazilian operations, includes minority and controlling stakes in leading heavy building materials companies. We have minority equity interests in Avellaneda in Argentina, Artigas in Uruguay and Bío Bío in Chile. We also hold a controlling interest in Itacamba Cementos S.A., or Itacamba, in Bolivia, where we own one grinding mill with an annual installed cement production capacity of 0.2 million tons. In addition, through our minority interests we are involved in the operation of five cement plants, two grinding mills, one clinker plant, 65 ready-mix concrete plants, 18 aggregates facilities, one mortar unit and three lime plants in South America (excluding Brazil and Bolivia), with a total annual installed cement production capacity of 5.6 million tons. In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange. We believe our operations in South America provide us with a platform for potential consolidation and expansion of our presence in the region’s attractive markets.

Europe, Africa and Asia. In Europe, Africa and Asia, we have 13 cement plants, one clinker production facility, eight grinding mills, 78 ready-mix concrete plants, 22 aggregates plants, five mortar mills, one lime unit and 29 limestone quarries, with total annual installed cement capacity of 16.3 million tons. Since we recently acquired these operations, we believe we can capture value through potential synergies, cost-efficiency improvements and streamlining of headcount among these operations in addition to further increasing our presence in high-growth markets. We do not intend to continue our operations in China and we have implemented a plan to dispose of this business during 2013.

Our Capital Expenditures

Between January 1, 2010 and December 31, 2012, we incurred approximately R$4,187.5 million (U.S.$2,049.2 million) in capital expenditures, of which R$3,154.8 million (U.S.$1,558.5 million) to expand our cement plants in Brazil, bringing our annual installed cement production capacity to an expected 40.4 million tons by the end of 2015 from an annual installed cement production capacity of 23.2 million tons in 2010. We have also focused on upgrading our aggregates and ready-mix concrete capabilities. We believe that we have not yet fully realized the benefits of our increased capacity in terms of greater sales volume and improved operating results due to the ramp-up period required for new cement plants to produce at their full capacity. In particular, our Cuiabá project commenced operations in December 2012, with a total annual installed cement capacity of 1.2 million tons, and our Rio Branco kiln project in the State of Paraná is expected to commence operations in March 2013 with a total annual installed cement capacity of 1.9 million tons.

We expect to invest R$3,675.5 million (U.S.$1,798.6 million) in 2013, 2014 and 2015 in expansion projects to increase our capacity to meet expected additional demand for our products. We expect to incur approximately R$1,425.9 million (U.S.$697.8 million) over the next three years in capital expenditures (excluding expansion projects). We intend to use these funds on maintenance (45.0%), modernization projects (26.0%), health, safety and environmental projects (19.0%), and other projects (10.0%) including to assist with our continued compliance with applicable laws and regulations. Through our projected investments in expansion, we expect to increase our current Brazilian annual installed cement production capacity from 30.1 million tons as of December 31, 2012 to 40.4 million tons by the end of 2015, in order to meet expected demand growth.

The 2012 Cimpor Asset Exchange

On June 25, 2012, we entered into an exchange agreement with Camargo Correa Cimentos Luxembourg S.à.r.l. and InterCement Austria Holding GmbH, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s cement production assets in Spain, Morocco, Tunisia, Turkey, India and China, together with a quarry in Peru, and 21.21% of Cimpor’s net debt. We refer to this transaction as the 2012 Cimpor asset exchange. On December 21, 2012, we concluded this transaction, resulting in an increase in our total global annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria Holding GmbH on January 21, 2013.

Votorantim Industrial

We are part of Votorantim Industrial, one of the largest privately held conglomerates in Latin America, with consolidated net revenues and Adjusted EBITDA in 2011 of R$23,659 million (U.S.$11,577.7 million) and R$5,254 million (U.S.$2,571.1 million), respectively. Votorantim Industrial is a strong player in each of its main business segments: cement, non-ferrous metals, zinc, aluminum, nickel, copper and pulp (through a company that Votorantim Industrial jointly controls), as well as significant steel and power generation operations.

Competitive Strengths

We believe the following competitive strengths consistently differentiate us from our competitors and contribute to our continued success:

Leading market position in Brazil based on Top of Mind brands and unmatched operational network

We are the cement market leader in Brazil, with 16 cement plants and 11 grinding mills, making us the only cement supplier producing in all five Brazilian regions, according to the SNIC. In 2011, we had a market share of 36.4%, and during 2012 we had a market share of 35.2% in terms of Portland cement sales volume in Brazil, according to the SNIC, and we have maintained this leadership position for several decades. We believe our market position is also supported by brand recognition and customer loyalty based on the high quality of our products and our extensive distribution network.

We have 52 distribution centers, strategically positioned to offer superior service to approximately 30,000 clients per month in approximately 3,350 cities in Brazil. Given the stability, scale and national reach of our production facilities, we benefit from efficient distribution logistics, which enables significant cost savings and optimal time to market.

Our participation in the retail and bagged cement markets with over 25 different products and five brands creates substantial brand awareness. According to December 2012 market research from Ipsos, a global market research firm, approximately 72% of our retail customers in Brazil strongly recommend our brands. The combination of our Top of Mind brands, high-quality products and high penetration rate among retailers has traditionally allowed us to earn a premium for our products. We believe our distribution network is also a competitive advantage that allows us to build greater loyalty by being the supplier of choice for our retail customers who frequently buy direct from us rather than through distributors. In addition, we believe that we are the only company in Brazil able to supply a full portfolio of heavy building materials to our customers, selling materials ranging from aggregates and cement to ready-mix concrete and mortars. As a result, our integrated business across the cement value chain gives us a competitive advantage that enables us to create value for our customers.

Global platform and strategic positions in high-growth markets

We operate in some of the most promising cement markets, which are characterized by strong demand drivers. We are the eighth-largest global cement producer in terms of annual installed cement production capacity, with 52.2 million tons as of December 31, 2012, according to the International Cement Review, with a diversified international asset base in several important markets, which provides us with a unique footprint spanning South America, North America, Turkey, Morocco, Tunisia, Spain and India. Most of our markets have favorable demographic profiles and are expected to experience economic growth or recover to previous growth and demand levels, which we believe will lead to increased per capita cement consumption.

In Brazil, we believe that increasing personal income levels, lower interest rates, the housing deficit and the implementation of significant infrastructure projects by the Brazilian federal government will drive opportunities for growth in the construction sector and, consequently, a substantial additional demand for cement, ready-mix concrete, aggregates, mortar and other building materials. Our operations in North America are concentrated in six U.S. States and two Canadian provinces in the Great Lakes region and the States of Florida and Michigan (through 50/50 joint ventures), and we believe we are well positioned to benefit from the expected economic and construction sector recovery in these regions.

We have equity participations in cement companies in Argentina, Uruguay and Chile and a controlling interest in Itacamba in Bolivia. In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange. In 2012, these countries had an average annual cement consumption per capita ranging from 248 kg to 324 kg and we believe that cement consumption will continue to increase in these markets, as it naturally converges to the world average of 566 kg, according to Cembureau.

Our completion of the 2012 Cimpor asset exchange has expanded our presence to six other countries in three continents. Our presence in emerging countries such as Morocco, Turkey, Tunisia and India presents new platforms for growth, while our presence in Spain presents an opportunity for turn-around and value creation through increased operational efficiency.

Industry-leading technical expertise enabling low-cost production in the markets in which we operate

In our 80-year history in the cement sector we have developed unique know-how and industry-leading technical expertise that we apply throughout our operations. Our consistent operating cost reduction measures, ability to respond in a timely manner to market changes and high operating standards have driven our ability to increase our profitability even in highly challenging market conditions. These efforts have continually allowed us to improve our key performance indicators, such as kiln efficiency, to reduce our clinker ratio and to increase our use of alternative fuels. This, in addition to our in-house clinker production, provides us with better ability to control operating costs. During 2012, we produced virtually all of the clinker we grind in our mills to produce cement.

We have invested in and secured mining rights for access to our limestone quarries. In addition, we have secure and efficient access to other raw materials, such as gypsum, slag, fly ash and pozzolan. Our long-standing track record and our sustained access to raw materials provide us with a competitive advantage. In Brazil, we mine limestone from quarries that have, on average, a reserve life in excess of 60 years, based on our installed cement production capacity per annum in Brazil of 30.1 million tons as of December 31, 2012. In addition, we believe that the average distance from our Brazilian cement plants to our quarries is one of the lowest in the Brazilian cement industry and minimizes our raw materials logistics costs, increasing our efficiency and profitability.

As of December 31, 2012, we met approximately 27.5% of our energy consumption needs in Brazil through hydroelectric power plants that we own, which allows us to significantly reduce our energy costs. In addition, all of our cement plants use a modern dry production process which reduces energy consumption. We meet the remainder of our energy needs in Brazil through long-term, competitively-priced, large-scale supply contracts. We believe that we are pioneers in the use of alternative and environmentally friendly fuels in Brazil, such as tire-derived fuel, or TDF, and other industrial waste materials. Because we have built flexibility into our energy matrix, we are able to use less expensive primary fuels and take advantage of any downward trends in the prices of certain fuels. In addition, approximately 25.0% of our current cement production capacity in Brazil is from new and more energy efficient plants that we have built over the last three years, enabling us to decrease our energy consumption.

Demonstrated ability to manage high growth with financial discipline and a track record of robust EBITDA generation

We believe we are uniquely positioned to maintain high returns and generate significant value for our shareholders. We have focused on value creation and high returns by expanding organically in Brazil, acquiring companies outside Brazil and entering into strategic partnerships or joint ventures. From 2010 to 2012, our installed cement production capacity in Brazil increased from 23.2 million tons to 30.1 million tons.

In 2012, we recorded Adjusted EBITDA of R$3,070.7 million (U.S.$1,502.7 million), Adjusted EBITDA margin of 32.4% and a ROCE of 21.2%, which, based on publicly available sources, is among the highest in the global cement industry.

We made capital expenditures of R$4,187.5 million (U.S.$2,049.2 million) from January 1, 2010, to December 31, 2012, in connection with our organic expansion, and we paid aggregate dividends and interest on stockholders’ equity of R$5,736.4 million (U.S.$2,807.1 million) and maintained a strong capital structure during the period. We believe this shows our potential for strong cash flow generation.

Well-defined, proven and replicable management model supporting operational excellence, stability and high returns

We believe we have an operating model that allows us to achieve margins that are above our peers in Brazil and North America, and our profitability levels are above the industry average. Moreover, we have consistently delivered ROCE well ahead of our cost of capital in our principal markets. Despite an unprecedented downturn in the cement industry in North America in 2008, we adjusted our production levels in advance of many of our competitors and, as a result, our Adjusted EBITDA margin was less impacted than those of our peers in North America. We believe our replicable management model has helped us to create these positive results and will allow us to improve performance of companies or assets that we may invest in or acquire. For example, between 2004 and 2008, our efficient management model led to reductions in our cost per ton of sales by 11% and 15%, respectively, at our Charlevoix and Dixon plants in North America, after purchasing both plants from our local competitors.

Similar to the improvements implemented across our operations in North America, we expect to implement our management model to obtain improved financial results from the Cimpor assets we have recently acquired.

The key elements of our management model are: (1) delivering superior returns by actively managing our cost structure to adapt to changing market conditions; (2) increasing efficiencies in the use of raw materials and other large-scale supply contracts in order to benefit from our economies of scale; and (3) employing qualified and experienced professionals.

Our management is guided by value creation, based on cash value added. In order to completely align our guidance with our management, part of our management’s compensation is based on this performance metric.

Experienced senior management team with strong sponsorship of Votorantim Industrial

Our senior management team has many years of experience with a strong focus on financial performance, operating efficiencies and shareholder returns. In addition, our senior management is committed to sustainability and attaining solid financial results in a socially and environmentally responsible way.

Our senior management team has successfully transformed our company into a global vertically-integrated heavy building materials company with a focus on further diversifying our product offerings and geographic presence. Over the past 80 years we have made strategic acquisitions and divestments, and implemented brownfield and greenfield projects that increased our annual installed capacity, while also focusing on cost reductions and improved financial performance.

We also have a committed controlling shareholder, Votorantim Industrial, which has a profound knowledge of the cement industry resulting from its leading industrial position over its 80-year history. We believe that Votorantim Industrial’s sponsorship gives us a competitive advantage, due to its continuing support and long-term vision for global growth. In addition, Votorantim Industrial’s proven track record in implementing strong corporate governance practices has contributed to our sustainable growth.

Business Strategy

We are focused on expanding organically in Brazil and coupling this growth with international expansion primarily through acquisitions. We seek to continue to grow with financial discipline and maintenance of an adequate capital structure, positioning ourselves as a leading company in terms of profitability.

Continue to grow organically in Brazil

We operate in all five Brazilian regions, having a national footprint with strategically located limestone quarries near the most important and fastest growing consumer markets, which gives us advantages relative to our competitors in being able to select the regions in which to continue to grow organically. During the past five years, we have developed, upgraded and expanded our cement plants in Brazil, increasing our installed cement production capacity from 21.4 million tons in 2007 to 30.1 million tons as of December 31, 2012. We believe that we have not yet fully achieved the benefits of our increased capacity in terms of our sales volume and our operating results due to the ramp-up period required for a new cement plant to reach its full capacity. During 2012, we invested R$1,171.3 million in our plants, which should produce at their full capacity within one year from the commencement date of the latest new plant.

In addition, we have greenfield and brownfield projects under development aimed at serving attractive markets throughout Brazil, located in the States of Ceará, Paraíba, Goiás, Pará, Paraná and São Paulo. We expect these projects to result in total additional annual installed cement production capacity of 10.3 million tons by the end of 2015.

We intend to continue our organic growth in Brazil by maintaining and improving our cost efficiency relative to our competitors, further increasing our product offerings and geographic reach and reducing delivery times for our customers. We will continue to create brand awareness, deliver high-quality products and maintain our high penetration rate in the retail segment, which will allow us to continue to earn a premium for our products. In addition, we intend to increase our participation in the technical market (a segment composed mainly of mid—to large-scale construction companies), which is a growing segment that demands an ample portfolio of quality products and services, similar to what we provide.

Further expand our international presence through acquisitions and investments

We intend to continue to further expand our operations internationally through a vertically integrated platform and footprint in high-growth markets. When considering acquisition or investment opportunities in North America, we will select companies or assets with potential to improve their operating and financial performances and generate synergies with our existing clusters. In South America, we will continue to invest in premium assets, generally in cement and often in partnership with strong domestic established businesses. We will continue to identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further into integrated building materials businesses as construction markets become more sophisticated over time. We intend to maintain the same growth discipline that has proven successful throughout our corporate history.

Continue to enhance profitability and improve the financial performance of our existing assets

In Brazil, we have invested, and intend to continue to invest, to improve our profitability and cost efficiencies by utilizing advanced production technologies. We expect to continue using alternative fuels to further reduce our energy costs by investing in energy co-processing. We will further maintain our cost leadership through disciplined cost management policies and by leveraging our know-how and industry-leading technical expertise.

In North America, we will focus our efforts on maximizing the benefits from the expected market recovery, and we expect to further improve the utilization rates of our plants as higher sales volume reduce our fixed costs per ton sold. In South America, we will continue to work closely with our partners to share our sector expertise and replicate our successful management model.

With respect to the Cimpor assets that we recently acquired through the 2012 Cimpor asset exchange, we will apply our management model and cement know-how (as we previously did and continue to do in North America) to the assets we own and operate. We seek to bring these new assets to operating and profitability standards similar to the most efficient companies and plants in our portfolio. Our turn-around operational plans to improve the profitability of these companies involve, among other things, enhancing our operating efficiency to levels comparable to those in our most efficient cement plants. We believe our investments will be successful given our lean organizational structure and our vast commercial expertise in many different markets.

Further leverage our market positions and distribution networks to expand our value-added product and services offerings

In providing our customers with the best products and services, we plan to focus on further diversifying our product base by increasing the production and sale of aggregates, ready-mix concrete, mortar and other building materials. We will continue to manage our product offerings as a vertically integrated business, which allows us to capture a greater portion of the cement value chain and to offer our customers integrated solutions to meet their needs. We will also continue to benefit from our vast commercial expertise in a wide range of products and markets.

We are positioned to capture an increase in demand in ready-mix concrete, aggregates and mortar in Brazil, and in ready-mix concrete and aggregates in North America and South America (excluding Brazil). We further believe that our presence and experience in ready-mix concrete will give us the ability to develop a distribution channel for our cement in Turkey, Morocco, India, Tunisia and Spain.

We believe that no other heavy building materials company operating in Brazil provides as wide a range of cement products, and we intend to continue offering these diversified products to our customers. Our products range from standard cements, such as Portland, to high resistance cement. In addition, we supply specialized cement products to meet our clients’ needs, including large infrastructure projects, such as the Belo Monte hydroelectric plant, a R$28.9 billion infrastructure project in the State of Pará, and the Santo Antônio and Jirau hydroelectric plants, R$15.1 billion and R$9.5 billion infrastructure projects, respectively, in the State of Rondônia.

We intend to further increase our product diversification through the growth of aggregates, ready-mix concrete, mortar, and other building materials. We also believe there is a substantial demand in Brazil for ready-mix concrete-based products over other materials, particularly in infrastructure such as ports, airports, dams, sanitation projects and the government-subsidized housing segments, which will result in higher cement bulk sales.

Continue to focus on sustainability and social responsibility

We are committed to sustainable development. Sustainability means ensuring business continuity and long-term growth, while focusing on environmental and social responsibility and results that are consistent with value creation. Three principles determine our actions in all markets in which we operate: constant economic growth, protection of the environment and respect for our communities. By following these principles, we will continue to develop as a world-class company and operate our business in accordance with the values of sustainability.

We are a founding partner in the Cement Sustainability Initiative, or the CSI, and a strong supporter of the responsible use of energy and climate protection. We believe that we are pioneers in the use of alternative fuels in Brazil and are one of lowest CO2-emitting cement companies in the world, and we will continue to explore the use of environmentally friendly techniques in order to lower our CO2 emissions. Our CO2 emission reduction strategy includes: (1) investing in research and development in order to reduce our use of clinker while maintaining or improving product performance; (2) investing in technologies that improve thermal efficiency; and (3) optimizing our energy costs while lowering emissions (kg CO2/kcal). We calculate CO2 emissions from all of our plants, the results of which are audited annually.

In 2010, we launched an initiative with Mata Atlantica Biosphere Reserve and the Brazilian Speleological Society. This partnership offers new opportunities to: (1) implement measures to protect the ecosystem; (2) develop a policy and strategy on biodiversity and karst areas; and (3) implement enhanced environmental standards.

The Votorantim Institute (Instituto Votorantim) supports companies within Votorantim Industrial in developing a social action strategy that contributes to the development of the communities in which we operate. In 2011, the Votorantim Institute, in partnership with our company, implemented more than 150 projects in education, employment and income generation, culture and sports across 240 municipalities in 22 Brazilian states. We have established partnerships with recognized educational organizations in order to promote our corporate culture of protecting the environment and fostering both economic and educational development within our local communities.

Risk Factors

Investing in our units and ADSs involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ADSs. If any of these risks actually were to occur, our business, financial condition and results of operations would likely be materially adversely affected, the trading price of our ADSs would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	general economic and/or political conditions in Brazil and the other countries where we operate may materially adversely affect our business, financial condition and results of operations;

•	we are dependent on the development of the Brazilian construction industry and are exposed to the risk of adverse market movements;

•

the construction industry has a cyclical nature, and variations in supply and demand, including reductions from a decrease in activities, or an increase of capacities, might lead to overcapacity and therefore to a reduced utilization of our cement plants;

•

we are subject to certain investigations in Brazil in connection with alleged antitrust violations, as well as other pending litigation that may materially adversely affect our financial performance and financial condition;

•	we are dependent on adequate supplies of raw materials and electrical energy for our operations;

•	we may be unable to complete or integrate our past or prospective acquisitions and strategic alliances successfully;

•	our level of indebtedness could materially adversely affect our ability to react to changes in our business, and could make us more vulnerable to downturns in our business;

•	our business strategies require substantial investments, which we may be unable to fund competitively;

•

compliance with environmental, health and safety regulation could result in significant additional costs, and non-compliance with environmental legislation may result in punishment for environmental damages, as well as criminal and administrative sanctions, which could adversely affect us;

•

mineral exploration activities depend on authorizations, concessions, licenses and permits from public authorities, which are subject to expiration, limitation on renewal, changes in the relevant laws and regulations and to various other risks and uncertainties that may affect the heavy building materials industry and our activities; and

•

the Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

Our Corporate Structure

The following chart sets forth our expected simplified corporate structure after giving effect to the contemplated issuance and sale of units and ADSs in this offering, assuming no exercise of the underwriters’ over-allotment option:

(1)	VID also has a 38.39% equity interest. We, together with VID, own a 49.0% equity interest in Avellaneda.
(2)	VID also has a 38.39% equity interest. We, together with VID, own a 51.0% equity interest in Artigas.
(3)	Includes a 16.7% interest owned directly by Votorantim Cimentos Europe, Africa and Asia, or VCEAA.
(4)	Considers 100% participation in a quarry recently acquired through the 2012 Cimpor asset exchange.
(5)	We hold our assets in Spain mainly through (1) Cementos Cosmos S.A., (2) Cimpor Canarias, S.L. and (3) Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.
(6)	We hold our assets in Turkey through Cimpor Yibitas Çimento Sanayi ve Ticaret S.A.
(7)	We hold our assets in Morocco through Cementos Asment EAA.
(8)	We hold our assets in Tunisia through two principal indirect subsidiaries: (1) Societe Les Ciments de Jbel Oust – CJO; and (2) TCG – Terminal Cementier Gabes.
(9)	We hold our assets in India mainly through Shree Digvijay Cement Company Limited.
(10)	Our assets related to our business in China are classified as “held for sale” in our audited consolidated financial statements. See “Presentation of Financial and Other Information—Financial Statements—China held for sale.” On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million.
(11)	Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.

Recent Developments

On January 7, 2013, we prepaid U.S.$200.0 million (equivalent to R$406.2 million using the exchange rate applicable as of January 7, 2013 of R$2.0312 per U.S.$1.00) of the outstanding principal amount under our Votorantim Backstop Facility. For additional information on this indebtedness see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness and Financing Strategy—Long-Term Indebtedness—Votorantim Backstop Facility.”

On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million (equivalent to R$27.9 million using the exchange rate applicable as of January 10, 2013 of R$2.6848 per €1.00).

On January 21, 2013, we paid €57.0 million (equivalent to R$154.9 million using the exchange rate applicable as of January 21, 2013 of R$2.7181 per €1.00) to InterCement Austria Holding GmbH as a result of certain post-closing adjustments related to the 2012 Cimpor asset exchange.

On January 21, 2013, we paid U.S.$60.0 million and U.S.$25 million, respectively (equivalent to R$122.5 million and R$51.5 million, respectively, using the exchange rate applicable as of January 21, 2013 of R$2.0420 per U.S.$1.00), to Molins related to the acquisition of our equity interests in Avellaneda and in Artigas, respectively.

On January 31, 2013, we made a dividend payment of R$100.0 million.

Corporate Information

We were incorporated initially as a limited liability company (sociedade limitada) under the laws of Brazil on January 9, 1997, with unlimited duration and on June 1, 2009 became a corporation (sociedade por ações). Our principal executive offices are located at Praça Professor José Lannes, 40, 9º andar, 04571-100, São Paulo, SP, Brazil. We are currently registered as Company No. 35300370554 by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP). Our telephone number is +55 (11) 2162-0600. Our website address is www.vcimentos.com.br. None of the information contained therein or connected thereto shall be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business, including—Votoran, Itaú Cimentos, Poty, Tocantins, Aratu, Votomassa, Matrix, Engemix, Prairie, Prestige, Great Lakes, Cosmos, Kamal, Jbel Oust and Temara, which are our major brand names. We also have several other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders

THE OFFERING

The following is a brief summary of the terms of this offering and should be read together with more detailed information included elsewhere in this prospectus. For a more complete description of our common and preferred shares and our ADSs, see “Description of Capital Stock” and “Description of American Depositary Shares” in this prospectus.

Issuer	Votorantim Cimentos S.A.

Selling Shareholder	Votorantim Industrial S.A.

International Underwriters	Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc., Credit Suisse Securities (USA) LLC and BTG Pactual US Capital LLC

Brazilian Underwriters	Banco BTG Pactual S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Itaú BBA S.A., Banco J.P. Morgan S.A. and Banco Morgan Stanley S.A., or the Brazilian underwriters.

Global Offering	The global offering consists of an international offering and a concurrent Brazilian offering.

International Offering	We and the selling shareholder are offering units, directly or in the form of ADSs, through the international underwriters in the United States and elsewhere outside Brazil. The international underwriters also will act as placement agents on behalf of the Brazilian underwriters with respect to the offering of units (otherwise not in the form of ADSs) sold to investors located outside Brazil that are authorized to invest in Brazilian securities under the requirements established by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, and Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

Brazilian Offering	Concurrently with the international offering, we and the selling shareholder are offering units, through the Brazilian underwriters in a public offering in Brazil by means of a separate Portuguese-language prospectus, including a Formulário de Referência. The Brazilian underwriters will sell units to investors located in Brazil pursuant to the requirements established by the CVM.

Units	Each unit represents one of our common shares and two of our preferred shares. will act as custodian of the common shares and preferred shares and as the issuing agent for the units.

American Depositary Shares	Each ADS represents one unit and may be represented by American depository receipts, or ADRs. The ADSs will be issued under an ADS deposit agreement among us, , or the ADS Depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder.

Offering Price	We expect the offering price will be between U.S.$ and U.S.$ per ADS and between R$ and R$ per unit.

Over-Allotment Options	We are granting the international underwriters an option, exercisable by Morgan Stanley & Co. LLC at its sole discretion upon prior written notice to the other international underwriters, at any time for a period of 30 days from, and including, the first day of trading of the units on the BM&FBOVESPA, to purchase up to additional units, in the form of ADSs, minus the number of units sold by us pursuant to the Brazilian underwriters’ over-allotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, provided that the decision to allocate the additional units (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters at the time the price per unit and ADS is determined . If any additional ADSs are purchased with this over-allotment option, the international underwriters will offer the additional ADSs on the same terms as those ADSs are being offered pursuant to the international offering.

We have also granted the Brazilian underwriters an option, exercisable by Banco Morgan Stanley S.A. at its sole discretion upon notice to the other Brazilian underwriters, at any time for a period of 30 days from, and including, the first day of trading of the units on the BM&FBOVESPA, to place up to an additional units, minus the number of units in the form of ADSs sold pursuant to the international underwriters’ over-allotment option, to cover over-allotments, if any, provided that the decision to allocate the additional units (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters at the time the price per unit and ADS is determined . See “Underwriting—Over-allotment Option.”

Use of proceeds	We intend to use the net proceeds from this offering primarily to continue our organic cement expansion strategy and diversification of our portfolio of products in Brazil, for potential acquisitions of heavy building materials companies or assets outside Brazil, for strategic investments to further improve the efficiency of our operations and for our general corporate purposes. See “Use of Proceeds.”

Share Capital Before and After Global Offering	Our issued and outstanding share capital consists of common shares and preferred shares as of the date of this prospectus. Assuming an offering price of $ per unit, immediately after the offering, we will have common shares and preferred shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, we will have units issued and outstanding.

Dividends	Brazilian corporate law and our bylaws require us to distribute at least 25.0% of our annual adjusted net profits, as calculated under Brazilian GAAP and Brazilian corporate law, unless the payment of dividends is suspended by our board of directors after having concluded that such distribution would be incompatible with our financial condition. See “Description of Capital Stock”.

Direct holders of our units will be entitled to the same dividends and any interest on stockholders’ equity as holders of the underlying common shares and preferred shares. See “Description of Capital Stock––Description of our Units”.

Holders of our ADSs will be entitled to receive the same dividends and any interest on stockholders’ equity as the owners of the underlying units (and, consequently, the underlying common shares and preferred shares of such units), subject to the deduction of the fees of the ADS Depositary and any applicable withholding taxes and the costs of foreign exchange conversions. See “Description of the American Depositary Shares.”

Voting Rights

Each common share entitles its holder to one vote at any annual or extraordinary shareholders’ meeting. In accordance with the rules set forth under the Level 2 segment of the BM&FBOVESPA, each preferred share entitles the holder, in addition to the voting rights granted under the Brazilian corporate law, to one vote on the following matters: (1) approval of our conversion into another corporate form, merger, spinoff or consolidation; (2) approval in any shareholders’ meeting of agreements between us and our controlling shareholders, directly or through third parties, as well as other companies in which the controlling shareholders have an interest, to the extent required by law or by our bylaws; (3) valuation of assets used to pay for any capital increase; (4) the selection of an investment bank, auditing firm or another qualified company to deliver a valuation report in the event of our delisting from the Level 2 segment of the BM&FBOVESPA or a going private transaction; and (5) amendment or revocation of bylaws provisions that would modify our compliance with requirements in the Level 2 segment of the BM&FBOVESPA, so long as the Level 2 participation agreement remains in effect. See “Description of Capital Stock—Rights of Preferred Shares.”

Direct holders of our units will be entitled to the same voting rights as holders of the underlying common shares and preferred shares. See “Description of Capital Stock––Description of Our Units.”

Holders of our ADSs do not have voting rights, but may instruct the ADS Depositary how to vote the underlying units with respect to the underlying common shares and preferred shares of such units. See “Description of American Depositary Shares.”

Tag Along Right	In the event of a sale of a controlling stake in our company, the acquiring person must extend a public tender offer to purchase all our common shares and preferred shares not already held by the acquiring person, at a minimum price per share equal to 100% of the price per share paid for the controlling stake. See “Description of Capital Stock—Rights of Common Shares” and “—Rights of Preferred Shares.”

Listings	We have applied to have the ADSs approved for listing/quotation on the NYSE under the symbol “ ”. We have also applied to list our units and the underlying common shares and preferred shares on the Level 2 (Nível 2) segment of the BM&FBOVESPA, under the symbols “ ”, “ ” and “ ”, respectively.

Lock-up agreements	We and the selling shareholder and our directors and officers have agreed that, within 180 days following the pricing of this offering, subject to certain exceptions, we and they will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the United States Securities and Exchange Commission, or the SEC, or the CVM a registration statement relating to, any of the ADSs, the units or the underlying shares, or securities convertible into or exchangeable or exercisable for any of such ADSs, units or underlying shares, or publicly disclose our intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the international underwriters.

Additionally, pursuant to the regulations of the Level 2 segment of the BM&FBOVESPA, we, VID and our directors and executive officers may not sell and/or offer to sell any ADSs, units and the underlying shares (or derivatives of such securities) they own immediately after this offering, as well as any securities or other derivatives linked to securities issued by us, for six months after the publication in Brazil of the announcement of commencement of the offering. After the expiration of this six-month period, we, VID and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40.0% of the securities held by such parties. See “Underwriting—No sale of similar securities.”

Unit Depositary

ADS Depositary

Taxation	For certain Brazilian and U.S. federal income tax consequences with respect to the acquisition, ownership and disposition of the ADSs and the units, see “Taxation.”

Risk Factors	See “Risk Factors” and other information in this prospectus before investing in our units or ADSs.

Unless otherwise indicated, all information contained in this Prospectus assumes no exercise of the over-allotment options of the international underwriters and the Brazilian underwriters.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables set forth our summary consolidated financial information as of and for the years ended December 31, 2012, 2011 and 2010. The financial information as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The financial information as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. You should read the following summary consolidated financial and other information in conjunction with “Presentation of Financial and Other Information,” “Selected Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of and for the Year Ended December 31,
(amounts expressed in millions, except for per share amounts and number of shares)	2012	2012	2011	2010
	(in U.S.$)(1)	(in reais)
Statement of income data:
Revenues	4,639.9	9,481.7	8,698.4	8,047.1
Cost of sales and services	(3,022.8)	(6,177.1)	(5,684.5)	(4,986.9)

Gross profit	1,617.1	3,304.6	3,013.9	3,060.2
Selling expenses	(298.5)	(610.0)	(595.4)	(500.7)
General and administrative expenses	(326.9)	(668.0)	(530.0)	(413.1)
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	1,672.4
Gain on the disposal of our 21.21% equity interest in Cimpor	130.5	266.8	—	—
Other operating income (expenses), net	139.4	284.7	(295.9)	187.2

Operating profit before equity results and net financial income (expense)	1,261.6	2,578.1	1,592.6	4,006.0
Recognition of other comprehensive loss upon disposal of our 21.21% equity interest in Cimpor	(83.2)	(170.1)	—	—
Equity in results of investees	12.5	25.5	311.8	192.0
Financial income (expenses), net	(457.7)	(935.3)	(772.5)	(390.8)

Profit before income tax	733.2	1,498.2	1,131.9	3,807.2
Income tax and social contribution	69.6	142.3	(277.1)	(1,126.8)

Net income	802.8	1,640.5	854.8	2,680.4

Net income attributable to controlling interests	791.2	1,616.8	835.5	2,648.4
Net income attributable to non-controlling interests	11.6	23.7	19.3	32.0

Net income	802.8	1,640.5	854.8	2,680.4

Net income per share – basic and diluted	7.15	14.61	7.57	24.65
Number of shares outstanding (in thousands)	110,635	110,635	110,410	107,434
Balance sheet data:
Cash and cash equivalents	474.5	969.5	225.1	24.9
Financial investments	994.6	2,032.4	1,450.5	1,184.0
Total current assets	2,742.6	5,604.5	3,791.6	3,015.8
Assets related to business classified as held for sale (2)	343.1	701.2	—	—
Investments in associates	881.0	1,800.3	3,241.4	3,521.5
Property, plant and equipment	4,662.3	9,527.4	6,954.3	5,581.3
Intangible assets	2,348.1	4,798.4	3,466.4	3,259.4
Total assets	11,726.0	23,962.1	18,629.2	16,372.3
Current debt (3)	301.4	615.8	413.6	220.7
Total current liabilities	1,594.9	3,259.2	2,158.3	1,968.5
Liabilities related to business classified as held for sale (2)	134.1	274.1	—	—
Non-current debt (4)	5,959.0	12,177.2	7,643.2	5,027.6
Total non-current liabilities	7,595.2	15,520.9	11,052.5	9,343.0
Capital	1,343.8	2,746.0	2,746.0	2,327.2
Profit reserves	386.5	789.8	1,963.9	2,415.1
Non-controlling interest	122.3	249.8	192.0	186.4
Total stockholders’ equity	2,401.7	4,907.8	5,418.4	5,060.8
Total liabilities and stockholders’ equity	11,726.0	23,962.1	18,629.2	16,372.3

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Includes the assets and liabilities related to our operations in China.
(3)	Includes current portion of long-term debt.
(4)	Excludes current portion of long-term debt.

	As of and for the Year Ended December 31,
(amounts expressed in millions, except for ratios and operating data)	2012	2012	2011	2010
	(in U.S.$)(1)		(in reais)
Other financial information data:
Working capital (2)	605.2	1,236.6	1,014.3	837.9
Capital expenditures (3)	734.1	1,500.1	1,723.1	964.4
Depreciation, amortization and depletion	273.2	558.3	441.1	420.3
EBITDA (4)	1,534.8	3,136.4	2,033.7	4,426.3
Adjusted EBITDA (4)	1,502.7	3,070.7	2,776.8	2,805.8
Adjusted EBITDA margin (5)	32.4%	32.4%	31.9%	34.9%
Net debt (6) /Adjusted EBITDA (7)	3.2	3.2	2.3	1.4
ROCE (8)	21.2%	21.2%	27.2%	36.0%
Segment and product information:
Revenues by segment:
Brazil operations (9)	3,770.5	7,705.1	7,250.4	6,538.1
North America operations	869.4	1,776.6	1,448.0	1,509.0
Revenues by product:
Cement	3,081.7	6,297.4	5,890.9	5,472.4
Ready-mix concrete	1,027.2	2,099.1	1,880.7	1,789.3
Aggregates	185.4	379.0	371.9	303.6
Other building materials	345.6	706.2	554.9	481.8
Adjusted EBITDA by region (10):
Brazil operations (9)	1,358.0	2,775.1	2,574.8	2,542.4
North America operations	144.7	295.6	201.9	263.4
Operating data:
Installed cement capacity (in thousand tons per year) (11)	n.a.	52,205	32,039	29,035
Cement production (in thousand tons)	n.a.	27,521	26,121	24,300
Number of employees	n.a.	16,231	11,359	10,908

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Working capital is defined as trade accounts receivable plus inventory less trade accounts payable.
(3)	Represents cash disbursements for purchase of property, plant and equipment as presented in our statement of cash flows.
(4)	We define EBITDA as operating profit before equity in results of investees and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(5)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.
(6)	Net debt is the sum of total short—and long-term debt minus cash and cash equivalents, financial investments and derivatives. Please see note 5.2 to our financial statements included elsewhere in this prospectus.
(7)	Net debt/Adjusted EBITDA ratio is the ratio of our net debt as of the end of the applicable period divided by our Adjusted EBITDA most recently concluded period of four consecutive fiscal quarters.
(8)	We calculate ROCE by dividing the sum of our operating profit before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions that are considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities.
(9)	Includes South America.
(10)	We calculate EBITDA for each of our operating segments as operating profit before equity in results of investees and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(11)	As of December 31, 2012, installed cement production capacity includes assets from Europe, Africa and Asia.

RISK FACTORS

This initial public offering and an investment in our units or ADSs involve a significant degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to invest in our units or ADSs. If any of the following risks were to occur, our business, financial condition and results of operations we would likely be materially adversely affected. In that event, the trading price of our units or ADSs would likely decline and you might lose all or part of your investment.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of our units or ADSs, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning

Risks relating to our business and industry

General economic conditions in Brazil and in other countries where we operate may materially adversely affect our business, financial condition and results of operations.

The economic conditions in the countries where we operate may have a material adverse impact on our business, financial condition and results of operations.

We are highly dependent on the results of our operations in Brazil. Real Brazilian GDP growth for 2012, the most recently available data, was 1.35%, according to indexes (IBC-Br) published by the Brazilian Central Bank. This recent economic slowdown, coupled with the ongoing effects of the global economic crisis may result in greater economic and financial volatility and continued stagnation in terms of GDP growth, all of which could negatively impact the demand for and pricing of our products and, consequently, our business and results of operations. Actions taken by the Brazilian federal government and the Brazilian Central Bank may not prevent further slowdown of the Brazilian economy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Macroeconomic Conditions in Brazil.”

In addition, we depend on the results of our operating subsidiaries in North America (including 50/50 joint ventures in the states of Florida and Michigan), our controlling interests in Bolivia and our results from equity participations in Argentina, Uruguay and Chile. We also depend on a limited extent on the results from our recently acquired operations in Spain, Turkey, Morocco, India and Tunisia. The broad impact of the global economic crisis, including the lingering effects of the European debt crisis, has caused economic slowdown in certain of these countries, which, in some cases, has been compounded by volatile domestic economic and financial conditions. See “Risk Factors—Risks relating to Brazil, North America and other emerging markets in which we operate—Economic conditions in North America and other markets where we operate may adversely affect our business, financial condition and results of operations.” There is still a significant risk that the measures taken by governments and central banks in certain of these countries to combat the effects of the global economic crisis may not prevent further economic declines in several of these countries. The downturn in the construction industry, which is highly correlated to economic conditions, has been particularly severe in certain countries that experienced greater expansion in the housing market during years of high levels of availability of credit (such as the United States and Spain). Any further reductions could materially adversely affect the demand for our products in Brazil, North America and other markets in which we operate, as well as the cost and availability of our needed raw materials, thereby causing a material adverse effect on us.

We are dependent on the development of the Brazilian construction industry and are exposed to the risk of adverse market movements.

Cement consumption is highly correlated to construction levels. Given the extent of our Brazilian operations, our business is dependent to a high degree on the development of the Brazilian construction industry, which is closely linked to the general economic situation and the priorities and financial resources of Brazilian federal governmental authorities.

Throughout Brazil, the construction industry is cyclical and dependent upon the residential and commercial construction markets. Specifically, the demand for our cement and other products depends, in large part, on residential construction in Brazil, an important component of which includes housing construction and home improvement for the low-income segment. In the nine-month period ended September 30, 2012, approximately 54.3% of total cement sales in Brazil were made to the retail market, according to the SNIC. A decline in Brazilian economic conditions may decrease the availability of favorable financing to individuals seeking to build or improve their homes and may also generally reduce household disposable income, which could cause a significant reduction in residential construction and, accordingly, demand for our products. Government policies related to housing and housing credit, such as the MCMV Program, also impact cement demand.

Government policies relating to investments in infrastructure projects (e.g., highways, ports and railroads) and public sector construction also have a significant effect on demand for our products. In Brazil, we expect significant government-funded investments in infrastructure over the next years, due to the PAC, the 2014 World Cup and the 2016 Olympic Games, among others. If these investments are not made due to macroeconomic factors or otherwise, are delayed or generate a demand for products that is below our expectations, we may not be able to successfully achieve the results expected in our strategic plan.

Negative trends in the construction industry or in key regional markets where we operate could have a material adverse effect on our financial condition and results of operations.

The construction industry has a cyclical nature, and variations in supply and demand, including reductions from a decrease in activities, or an increase of capacities, might lead to overcapacity and therefore to a reduced utilization of our cement plants.

We are affected by the cyclical nature of the construction industry, which is characterized by periods of growth and decline caused by variations in supply and demand. Delays in the capacity adjustment process following a significant decrease in demand, or conversely a greater than expected increase of competitors’ investments in additional capacity, might lead to overcapacity and a reduction in our utilization of our cement plants. This may cause reduced sales volumes and/or a decrease in prices, which could have a negative impact on our overall financial condition and results of operation.

If we do not succeed in reducing overcapacity (for example by plant closures) at reasonable costs, thereby lowering our cost base and helping to minimize the excess supply that contributes to a potential decrease in prices, or if strategically we continue to operate plants because we expect a recovery in demand, we may face a further decline in cash flow. Even if we successfully reduce our capacity, such reduction may lead to significant costs in particular for closures of plants or other restructuring measures. In addition, the pricing and production policies of competitors could, in some markets, frustrate our commercial efforts.

We are also subject to the risk that we could build up excess capacity, for example as a result of our incorrect evaluation of market developments, which cannot then be fully utilized. Any failure to adequately use our production capacity could lead to extraordinary depreciation on production equipment and significant impairment charges on goodwill and have negative consequences due to the relatively high level of fixed costs.

The realization of one or more of the aforementioned risks could have a material adverse effect on our business, financial condition and results of operations.

We are subject to substantial competition in our markets, which could decrease our market share and profitability in the regions in which we operate.

The cement, aggregates, ready-mix concrete, mortar and other building materials markets in Brazil, North America and the other markets in which we operate are highly competitive. We face consolidated markets with substantial competition from domestic and international competitors. In addition, we may face competition from imports of foreign competitors. See “Business—Our Operations in Brazil—Competition.”

Our competitive position is impacted by price, logistics and production costs. In Brazil our major competitors are InterCement Brasil S.A. and Cimento Nassau (João Santos), and globally we compete with local and international players, including Lafarge S.A., CEMEX S.A.B. de C.V., HeidelbergCement AG and Holcim Ltd.

Some of our global competitors have greater financial and marketing resources, larger customer bases and a greater breadth of product offerings than we do. In addition, some of these competitors may be able to obtain financing on terms more favorable than we are. If we are unable to remain competitive, or our competitors are more aggressive in competing with us, this may have a material adverse effect on us in Brazil and the other markets in which we operate.

We are subject to certain investigations in Brazil in connection with alleged antitrust violations, as well as other pending litigation that may materially adversely affect our financial performance and financial condition.

We, together with other cement producers, are subject to ongoing investigations by Brazilian antitrust authorities, particularly given the overall size and significance of our cement operations and our Brazilian market leadership. For example, in 2003 the Secretary of Economic Law of the Brazilian Ministry of Justice (Secretaria de Direito Econômico), or SDE, initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust laws by not selling certain types of cement to ready-mix concrete companies. Moreover, in 2006, the SDE initiated another administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. See “Business—Legal Proceedings.”

These investigations and any future investigations, together with any related administrative or other legal proceedings, that may be brought against us by Brazilian antitrust authorities could result in criminal penalties for certain individuals, administrative fines that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0%, if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries, and also the following non-monetary penalties (pursuant to Brazilian law): (1) publication of the summary decision in a widely-circulated newspaper, which may have a negative reputational impact; (2) ineligibility to obtain financing from governmental financial institutions or participate in competitive government bidding processes conducted by federal, state or municipal governmental entities or with governmental agencies; (3) inclusion in the Brazilian Consumer Protection List for wrongdoing; (4) recommendations to the competent public agencies to grant licenses for intellectual property rights owned by the culpable party; (5) recommendations to the competent public agencies to deny the benefit of paying any overdue federal taxes in installments; (6) total or partial cancellation of tax incentives or public subsidies; and (7) mandatory spin-off, transfer of corporate control, sale of assets or partial cessation of our activities, and any other measure deemed necessary by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, to eliminate the detrimental effects to competition caused by the anticompetitive conduct. Any such adverse decision and/or fine could have a material adverse effect on our financial condition and results of operations.

As a related matter, in 2012, the Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against us, in addition to eight other defendants, including several of Brazil’s largest cement manufacturers, alleging breach of Brazilian antitrust laws as a result of alleged cartel formation and demanding, among other things, that: (1) defendants pay an indemnity, on joint basis, in the amount of R$5,600 million in favor of the class action plaintiffs for moral and collective damages; (2) defendants pay 10.0% of the total amount paid for cement or concrete acquired by the consumers of the brands negotiated by the defendants, between the years 2002 and 2006; and (3) defendants suffer the following penalties under Articles 23, Item I and 24 of the Law No. 8.884/94: (i) in addition to the fine referred to in item (1) above, a fine ranging from 1.0% to 30.0% of the annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries; and (ii) ineligibility, for a period of at least five years, to obtain financing from governmental financial institutions or to participate in competitive government bidding processes conducted by federal, state or municipal governmental entities or with governmental agencies. This action is based on the same fact allegations of the CADE administrative proceedings. For a description of our administrative and judicial proceedings, see “Business—Anti-trust regulations” and “Business—Legal Proceedings.”

We are also involved in a substantial number of tax, civil and labor disputes, some of which involve significant monetary claims. As of December 31, 2012, we had an estimated R$6,224.7 million (U.S.$3,046.1 million) in litigation contingencies for which we had established provisions of R$1,291.5 million (U.S.$632.0 million). As of the same date, we had also made judicial deposits in the amount of R$744.9 million (U.S.$364.5 million) related to these proceedings. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect us. For some of these lawsuits, we have not established any provision, or we have established a provision for a portion of the amount in controversy, based on the judgment of our counsel involved in these disputes. An unfavorable outcome in our pending disputes may have a material adverse effect on us. See “Business—Legal Proceedings.”

We depend on adequate supplies of raw materials and electrical energy for our operations.

Our business requires raw materials, including clinker, gypsum, slag, fly ash and other materials for the production of clinker and cement. For example, we plan to negotiate the purchase of a substantial amount of fly ash from one of our Brazilian suppliers and we purchase a substantial portion of the sacks we use for our bagged cement from another Brazilian supplier. Raw material supply conditions generally involve multiple risks, including the possibility of higher raw material costs and reduced control over delivery schedules, any or all of which may materially adversely affect us. We may not be able to obtain adequate supplies of raw materials in a timely and cost-effective manner, which may have a material adverse effect on us.

We use substantial amounts of petcoke in our cement production processes and are dependent on a limited number of suppliers who set the price of petcoke in U.S. dollars. We do not engage in hedging transactions in connection with the price of petcoke. In addition, any shortage or interruption in the supply of petcoke could also disrupt our operations.

We consume substantial quantities of electrical energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. In 2011 and 2012 electricity costs represented approximately 8.6% and 7.8%, respectively, of our total cement costs. As of December 31, 2012, we have sourced approximately 28.4% of our power purchase agreements from third parties through short-term, one-year contracts that permit tariffs to be adjusted on a semi-annual basis. Our results of operations may be materially adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies. Electricity shortages have occurred from time to time in Brazil and certain other countries in which we operate and could occur again in the future, and there can be no assurance that power generation capacity will grow sufficiently to meet our demand. Shortages may materially adversely impact the cost and supply of electricity for our operations.

We may be unable to complete or integrate our past or prospective acquisitions and strategic alliances successfully.

We have operating subsidiaries in Spain, Turkey, Morocco, India, Tunisia and China. In addition, we have acquired equity interests in other companies and cement plants in the past, and may in the future acquire additional businesses or enter into new strategic alliances and/or joint ventures as part of our strategy to expand our presence outside Brazil and diversify our product base. We are unable to predict whether or when we may pursue any additional acquisitions or alliances, or the likelihood of a material transaction or acquisition being completed on terms favorable to us. Our ability to continue to expand successfully through acquisitions and strategic alliances depends on many factors, including the general availability of suitable targets, as well as our ability to identify such targets, negotiate favorable terms, obtain financing and close transactions. Even if we are able to complete acquisitions or strategic alliances, these transactions may involve significant risks, including the following:

•	failure of the acquired businesses to achieve projected results;

•	inability to successfully integrate the operations, systems, services and products of any acquired company, or to achieve expected synergies and/or economies of scale;

•	unanticipated liabilities or contingencies;

•	failure to effectively plan or manage any acquisition or strategic alliance;

•	antitrust considerations and other regulatory requirements;

•	diversion of attention of our management; and

•	inability to retain or hire key personnel for the acquired businesses.

If we are unable to integrate or manage acquired businesses or strategic alliances successfully, we may not realize anticipated cost savings, revenue growth and levels of integration, which may have a material adverse effect on us.

Our level of indebtedness could materially adversely affect our ability to react to changes in our business, and could make us more vulnerable to downturns in our business.

As of December 31, 2012, we had outstanding consolidated indebtedness of R$12,793.0 million (U.S.$6,260.4 million), of which 4.8% was short-term indebtedness and 95.2% was long-term indebtedness. The level of our indebtedness and our repayment profile could have important consequences, certain of which could have a material adverse effect on us. Specifically, our level of indebtedness could:

•	limit our flexibility to plan for, or react to, competition and/or changes in our business or our industry;

•

require us to dedicate a substantial portion of our cash flow to service our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	obtain financing on terms favorable to us or increase our funding costs;

•	place us at a competitive disadvantage relative to some of our competitors that are less leveraged than us;

•	increase our vulnerability to downturns in our business; and

•	impact our credit rating and the condition under which additional financing is available to us.

Our ability to service our level of indebtedness may have a material adverse effect on our liquidity, financial condition and results of operations.

Our business strategies require substantial investments, which we may be unable to fund competitively.

Our business strategies to continue to expand our cement production capacity and distribution network and to acquire additional assets will require substantial investments, which we may finance through additional debt and/or equity financing. However, adequate financing may not be available or, if available, may not be available on satisfactory terms, including as a result of adverse macroeconomic conditions. We may be unable to obtain sufficient additional capital in the future to fund our capital requirements and our business strategy at acceptable costs. If we are unable to access additional capital on terms that are acceptable to us, we may not be able to fully implement our business strategy, which may limit the future growth and development of our business. If our need for capital were to arise due to operating losses, these losses may make it more difficult for us to raise additional capital to fund our expansion projects.

Our implementation of our growth strategies depends on certain factors that are beyond our control, including changes in the conditions of the markets in which we operate, actions taken by our competitors and laws and regulations in force in Brazil and the other jurisdictions in which we operate. Our failure to successfully implement any part of our strategy may have a material adverse effect on us.

Delays in the construction of new cement facilities and the expansion of our existing facilities may materially adversely affect us.

The construction or expansion of a cement production facility involves various risks, including engineering, construction, governmental, environmental, regulatory and other significant challenges that may delay or prevent the successful operation of a project or significantly increase its cost. We may be unable to identify attractive locations for construction of new facilities. Our ability to successfully complete any construction or expansion project on schedule also may be subject to financing and other risks. Therefore, we may incur additional costs if we are unable to complete any construction or expansion project on time or within budget or if our new or expanded facilities do not operate at their designed capacity or cost more to construct, expand or operate than we anticipated. We cannot assure you that any of these additional costs will not have a material adverse effect on us.

Compliance with environmental, health and safety regulation could result in significant additional costs, and non-compliance with environmental legislation may result in punishment for environmental damages, as well as criminal and administrative sanctions, which could adversely affect us.

Our operations often involve the use, handling, disposal and discharge of hazardous materials into the environment and the use of natural resources. Most of our operations are subject to extensive environmental, health and safety regulations.

The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability. Efforts to address climate change through national, state and regional laws and regulations, as well as through international agreements, to reduce the emissions of greenhouse gases, or GHGs, can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Such risks could include costs to purchase allowances or credits to meet greenhouse gas emission caps, costs required to provide equipment to reduce emissions to comply with these limits, or decreased profits arising from higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. We also may be required to modify or retrofit our facilities at substantial cost in order to comply with waste disposal and emissions regulations.

As a result of possible changes to environmental regulations, the amount and timing of our future environmental compliance expenditures may vary substantially from those we currently anticipate. Certain environmental laws impose liability on us for any and all consequences arising out of exposure to hazardous substances or other environmental damage. In addition, we may be required to invest significant additional resources in occupational health and safety measures in order to reduce severe injuries or fatalities.

We cannot assure you that the costs we incur to comply with existing and future environmental, health and safety laws, and liabilities that we may incur from past or future releases of, or exposure to, hazardous substances, or severe accidents, will not materially and adversely affect our results of operations or financial condition.

Under Brazilian law, the construction, installation, expansion and operation of any establishment or activity that uses environmental resources or is deemed actually or potentially polluting, as well as those capable of causing any kind of environmental degradation, depend on a prior licensing process. Failure to secure licenses or authorizations from the necessary environmental agencies for the construction, modification, implementation, expansion and operation of potentially pollutant activities and/or enterprises may subject us to criminal and administrative sanctions that may result in fines ranging from R$500 to R$10,000,000. In addition to the fines, we may also be subject to penalties such as suspension of activities, deactivation and demolition, among others. This means that if we develop any potentially pollutant activity without authorization from the necessary environmental agency, we may be subject to such penalties, among others (such as shutdowns and embargoes). These penalties are also applicable if we fail to comply with the conditions of our environmental licenses. Thus we seek to obtain all environmental licenses required for the regular exercise of our activities.

In North America, we are subject to federal, state and local environmental laws and regulations in the United States and federal and provincial laws and regulations in Canada concerning, among other matters, air emissions, waste disposal and water discharge. In the United States, the EPA has finalized new environmental standards for Portland cement, the National Emission Standards for Hazardous Air Pollutants, which introduced stricter controls for substances emitted in cement production such as mercury, total hydrocarbons, hydrochloric acid and particulate matter. These standards come into effect in 2015. See “Business—Regulatory Matters—Environmental Regulations—Environmental Laws and Regulations in North America.”

In addition, failure to comply with environmental laws and regulations as well as health and safety regulations may make us liable for the repair of any damage that has been or may be caused, and may damage our reputation or require us and our managers to pay criminal, civil, labor and social security or administrative penalties. These penalties could include fines, restriction of rights, community service, and restitution. Moreover, administrative penalties can range from the imposition of fines and warnings to the partial or total suspension of activities, which can include the loss of tax incentives, the obligation to restore the affected areas, the cancellation or suspension of lines of credit from governmental credit institutions and a prohibition from entering into government contracts. The imposition of any such penalty or obligation of redress for a violation of environmental legislation may adversely affect us.

We are party to certain environmental judicial and administrative proceedings. Any losses that may arise from these proceedings may materially and adversely affect our results of operations or financial condition. See “Business—Legal Proceedings.”

Mineral exploration activities depend on authorizations, concessions, licenses and permits from public authorities, which are subject to expiration, limitation on renewal, changes in the relevant laws and regulations and to various other risks and uncertainties that may affect the heavy building materials industry and our activities.

We require authorizations, concessions, permits and licenses from governmental and other regulatory bodies (including environmental and mining agencies) to conduct our mining operations, processing, transportation, storage and production facilities. We have obtained, or are in the process of obtaining, all material authorizations, concessions, permits and licenses required to conduct our mining and mining-related operations. However, we may need to renew such permits or require additional permits in the future.

These authorizations, concessions, licenses and permits are subject to our compliance with conditions imposed and regulations promulgated by the relevant governmental authorities. While we anticipate that all required authorizations, licenses and permits or their renewals will be given as and when sought, there is no assurance that such authorizations, licenses or renewals will be granted as a matter of course, and there can be no assurance that new conditions will not be imposed in connection with such renewals.

Our mining concessions and exploration licenses require us to make certain payments to the Brazilian federal government and the government of the States of Minas Gerais and Pará, including royalties known as Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, and applicable duties related to the exploration, production, exploitation and use of mineral resources. Royalties, taxes and fees related to our exploration licenses and mining concessions may change or increase substantially as a result of unfavorable judicial decisions in litigation with the governmental entities collecting such royalties, taxes and fees due to change of law, or simply because these duties (which are different at each phase of the mineral right development) tend to accrue higher amounts at the mining concession stage than at the exploration license stage (e.g., royalties are charged only at mining concession stage). If the mining royalties, taxes and fees to which we are subject increase substantially, our business objectives may be impeded by the costs of holding our exploration licenses and mining concessions. Accordingly, we must continually assess the mineral potential of each mining concession to determine if the costs of maintaining the exploration licenses and mining concessions are justified by the results of operations to date. If such cost is not justified and we stop paying the applicable royalties, taxes and fees abandoning the mine or suspending the mining activities without the formal consent of the DNPM, for a period in excess of six months, we may lose our mining concessions. Alternatively, we may elect to assign some of our exploration licenses or mining concessions. There can be no assurance that the required mining concessions will be obtained and maintained on terms favorable to us, or at all, for our current and future intended mining or exploration targets.

If we fail to demonstrate the existence of economically viable mineral deposits in an area covered by our exploration licenses, we may be required to return it to the state. This retrocession requirement can lead to a substantial loss of part of the mineral deposit originally identified in our prospection, exploration or feasibility studies.

In addition, these licenses and permits may not be granted, or may be revoked due to changes in laws and regulations governing mineral rights. Accordingly, the loss of mining royalties and/or inability to renew our permits and licenses may materially adversely affect us.

Our current mining operations are regulated primarily by the Mining Code, the Mining Code Regulations enacted by Decree No. 62,934 of July 2, 1968, and certain rulings issued by the DNPM (collectively, the “Mining Framework”).

In 2009, the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia), or MME, announced that a new mining regulatory framework would soon be issued to replace the existing Mining Framework. Certain legislative proposals have been submitted to the Brazilian National Congress, which would, in addition to increasing the CFEM rate, calculate the CFEM rate based on gross revenues instead of net revenues. It is not likely that the previously proposed laws will be approved in their entirety or at all, since the executive branch is currently drafting a new proposed law. However, this new proposed law is expected to be based on the previously proposed laws and new mining regulatory directives that MME also prepared in 2009.

In order for the existing Mining Code to be replaced, the new law would have to be approved by the Brazilian Congress and signed by the Brazilian president. In addition, it is likely that the new law will include a transition period for existing mining concessions and exploration licenses to shift to the new legal framework. Accordingly, neither the content of any new law nor the terms of any transitional provision can be determined at this stage.

Pursuant to press reports, materials made available by the government and the previously proposed laws, it is expected that the new mining regulatory framework will create a new agency to replace the DNPM, a new formula for applying the CFEM and a potential increase in CFEM rates, a bidding system for granting exploration licenses and mining concessions depending on the mineral type and the strategic and economical relevance of the mine, and new terms and conditions for exploration licenses and mining concessions, including the potential creation of minimum investment targets for each stage of exploration.

A new mining regulatory framework may result in limitations in the duration of our existing mining concessions, an increase in our expenses, particularly mining royalties, taxes and fees, and a re-tender of our mining concessions if they are deemed to have strategic and economic importance. In addition, we currently have a mining concession request pending approval by the DNPM, and we have not been able to determine whether the issuance of these concessions will be approved under the existing Mining Framework, the new mining regulatory framework under consideration, or if it will be approved at all, given that the DNPM has still not reviewed our request. Any of these changes or a failure to approve our mining concession application may adversely impact our business, financial condition and results of operations.

If we were to violate any of the foregoing laws and regulations or the conditions of our permits and licenses, we may be subjected to substantial fines or criminal sanctions, revocations of operating permits or licenses and possible closings of certain of our facilities.

Our mining operations are subject to risks and hazards inherent to the mining industry.

The exploration for and the development of mineral deposits involves significant risks that even a combination of risk management, careful evaluation, experience and knowledge cannot eliminate. Our exploration, extraction and production activities may be hampered by industrial accidents, equipment failure, unusual or unexpected geological and geotechnical conditions, environmental hazards, labor disputes, changes in the regulatory environment, weather conditions and other natural phenomena.

Our production activities may be impaired by accidents associated with the operating of our crushing and mining equipment, which could result in prolonged short-term downtime or longer-term shutdowns of our production facilities. These hazards could result in material damage to mineral properties, human exposure to pollution, personal injury or death, environmental and natural resource damage, delays in shipment, monetary losses and possible legal liability if we are unable to satisfy our contractual obligations under various supply contracts.

We currently extract the majority of our mineral resources in our mines. Hazards associated with mining include accidents involving the operation of drilling, blasting, rock transportation, crushing, and flooding of the pit. Additionally, our operations require the removal of groundwater during mining operations. Future efforts to remove groundwater may not be adequate and may not meet future operational demands or expectations.

The occurrence of these hazards and/or any prolonged short-term downtime or longer-term shutdown at any of our mining and production facilities could materially and adversely affect our ability to produce and consequently impair our ability to satisfy our contractual obligations under various supply contracts.

Failure to resolve any unexpected problems as described above at a commercially reasonable cost could have a material adverse effect on our business, financial condition and results of operations, and could result in our inability to pay dividends on our units and/or ADSs.

We may be materially adversely affected if our transportation, storage and distribution operations are interrupted or are more costly than anticipated.

Our operations are dependent upon the uninterrupted operation of transportation, storage and distribution of our cement products. Infrastructure in Brazil and certain other countries in which we operate may be significantly less developed compared to other regions. Transportation, storage or distribution of our cement and other products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events,

•	strikes or other labor difficulties, and

•	other disruptions in means of transportation.

In addition, we rely on third-party services providers for the transportation of our products to our customers. Our ability to service our customers at reasonable costs depends, in many cases, upon our ability to negotiate reasonable terms with carriers, including trucking companies. To the extent that third-party carriers were to increase their rates, we may be forced to pay these higher rates before we are able to pass such increases onto our customers, if at all.

Any significant interruption at these facilities, an inability to transport our products to or from these facilities or to or from our customers or an increase in transportation costs for any reason would materially adversely affect us.

Impairment losses may have a material adverse effect on our results of operations and financial condition.

The cement, aggregates and other heavy building materials businesses are very capital intensive. As of each balance sheet date, we assess whether there is any indication that any of our non-financial assets may be impaired. If any such indication exists, the recoverable amount of the particular non-financial asset is estimated in order to determine the extent of the impairment loss, if any. If the recoverable amount of a non-financial asset is established to be less than its carrying amount, we reduce the book value of the asset to its recoverable amount. Impairment losses are recognized in our statement of income and may therefore have a material adverse effect on our results of operations and financial condition.

Our insurance coverage may be insufficient to cover losses to which that we may be subject.

Our businesses are generally subject to multiple risks and hazards, which could result in damage to, or destruction of, our properties, plants and equipment. The occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits in our policies may result in significant unexpected additional costs to us and materially adversely affect us.

We may be subject to labor disputes from time to time that may materially adversely affect us.

Most of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We are subject to possible work slowdowns in certain of our facilities. In addition, we may not successfully conclude future labor negotiations on satisfactory terms, which may result in a material increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. These cost increases, work stoppages or labor disturbances could materially and adversely affect us.

We are subject to periodic and regular investigations by labor officials and government bodies, including the Ministry of Labor and the Labor Public Prosecutor’s Office, regarding our compliance with our labor-related legal obligations, including occupational health and safety. These investigations can result in fines and lawsuits that could materially and adversely affect us.

The introduction of substitutes for cement in the markets in which we operate and the development of new construction techniques could have a material adverse effect on us.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction to substitute cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement, ready-mix concrete and mortars. In addition, new construction techniques and modern materials may be introduced in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products and have a material adverse effect on us.

Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.

Our limestone reserves described in this prospectus constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production, as well as market prices for limestone. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. For example, fluctuations in the market prices of limestone, reduced recovery rates, higher output or increased operating and capital costs due to inflation, exchange rates or other factors may make it expensive to mine certain of our reserves and may result in a restatement of our reserves. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we are required to purchase limestone from third-party suppliers or to develop mines at greater distance from our facilities.

We do not control the business strategy of the investments in which we are not the controlling shareholder and are limited by the rights given to minority shareholders in such jurisdictions.

We have operations in Brazil, Argentina, Uruguay, Chile and North America through minority interests or joint ventures which we do not fully control. In addition, we have controlling interests in public companies in India and Turkey. The other shareholders in these operations might have different business interests than us. There may be decisions taken that are unfavorable to our business interests or decisions in our business interest that are only taken after a significant delay. Therefore, the interests of these controlling shareholders may not always be aligned with our interests. Furthermore, if any of the companies in which we hold a minority interest were to violate local environmental, antitrust, taxation or any other regulation, causes material environmental damage or become a party to a material contingency, it may negatively impact our reputation with our customers, which could have a material adverse effect on our operations and financial results. In addition, there may be legal restrictions in these jurisdictions that severely impact our ability to implement our operating and financial strategies in the companies in which we have a non-controlling interest. This could have a material adverse effect on our business, financial condition and results of operations.

The construction industry is affected by weather conditions.

Lower demand for building materials occurs in periods of cold weather and heavy rain. Results for a single financial quarter might therefore not present a reliable basis for the expectations of a full fiscal year. Furthermore, according to the Intergovernmental Panel on Climate Change, climate change may contribute to changes and variability in precipitation and in the intensity and frequency of extreme weather events. Such adverse weather conditions can materially and adversely affect our business, financial condition and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, including Brazil, especially during peak construction periods.

We are dependent on management, qualified personnel and employees having special technical knowledge.

Qualified and motivated personnel are a key factor in the development of our business, in particular our further technological development and geographic expansion. Competition for talent has increased in recent years, and in certain cases in the past, we faced challenges in obtaining or retaining the desired personnel. Personnel shortages or the loss of key employees could negatively influence our further business development, including by preventing us from replicating our management structure in companies we acquire. In addition, we are subject to risks related to our dependence on individual persons in key positions, particularly at the level of the senior management as well as in the areas of development, distribution, service, production, finance and marketing and sales. The loss of management personnel or employees in key positions would lead to a loss of know-how, or under certain circumstances to the passing on of know-how to our competitors. If one of these risks were to occur, this could materially adversely affect us.

Risks relating to Brazil, North America and other emerging markets in which we operate

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intended to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new taxes, and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. In addition, actions taken by Brazilian state and local governments with respect to labor and other laws affecting our operations may have an effect on us. Our financial condition and results of operations may also be materially and adversely affected by any of the following and the Brazilian federal government’s actions in response to them:

•	depreciations and other exchange rate movements;

•	monetary policies;

•	inflation rates;

•	economic and social instability;

•	energy shortages, or other changes in energy prices;

•	interest rates;

•	exchange controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;

•	tax policy, including international tax treaties; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy; in particular, political crises have adversely affected investors’ confidence and public sentiment, which has adversely affected economic development in Brazil.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

Economic and market conditions, including the perception of risks, in other countries, especially in the United States, in developing countries and in other countries in which we operate, may materially and adversely affect the Brazilian economy and, therefore, the market value of our units and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reduced foreign investment in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow at acceptable interest rates or to raise equity capital when and if we need to do so.

Brazilian securities have experienced increase volatility from time to time, and share prices on the BM&FBOVESPA, for example, have historically been sensitive to fluctuations in United States interest rates as well as movements of major United States stock indexes. Furthermore, investors’ perception of greater risk due to crises or adverse economic conditions in other countries, including Latin American and other developing countries, may also result in reductions in the market price of our units and ADSs.

Inflation, and the Brazilian federal government’s measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, our operating results and the market value of our units and ADSs.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, and inflation of 11.3% in 2010, inflation of 5.1% in 2011 and inflation of 7.8% in 2012, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, compiled by the FGV. The Brazilian federal government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, restricting thereby the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus adversely impacting our ability to access the international capital markets.

Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also curtail our ability to access international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially and adversely affect the overall performance of the Brazilian economy, which in turn may materially and adversely affect us.

Because an important portion of our total debt is denominated in U.S. dollars, fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our financial income (expenses), net and our results of operations.

The Brazilian currency has depreciated periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, according to the Brazilian Central Bank, the real depreciated by 31.9% against the U.S. dollar in 2008, appreciated by 25.5% and 4.3% in 2009 and 2010, respectively, and depreciated 12.6% in 2011 and 8.9% in 2012. There can be no assurance that the real will not depreciate further against the U.S. dollar, and that we would not be materially adversely affected as a result of these fluctuations.

Because an important portion of our total debt is denominated in U.S. dollars, fluctuations in the value of the real against the U.S. dollar may adversely affect our financial income (expenses), net and our results of operations. As of December 31, 2012, our debt denominated in U.S. dollars represented approximately 32.3% of our total debt.

A devaluation or depreciation in the value of the real compared to the U.S. dollar may result in foreign exchange losses that we must record in our financial income (expenses), net. For example, in 2010, we recorded foreign exchange gains, net of R$97.2 million as a result of the 4.3% appreciation of the real against the U.S. dollar in 2010. Conversely, we recorded foreign exchange losses, net of R$253.6 million in 2011 as a major consequence of the 12.6% devaluation of the real against the U.S. dollar throughout 2011. In 2012, we recorded foreign exchange losses, net of R$381.8 million (U.S$186.8 million) as a result of the 8.9% devaluation of the real against the U.S. dollar throughout 2012.

Changes in Brazilian tax laws or conflicts in the interpretation of these laws may have a material adverse impact on us by increasing the taxes that we are required to pay.

The Brazilian federal government has frequently implemented multiple changes to tax regimes that may affect us and our clients, including as a result of the execution or amendment of tax treaties. These changes include changes in prevailing tax rates and enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes.

Some of these changes may result in increases in our tax burden, which could materially adversely affect our profitability and increase the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that may apply to us and our operations.

Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including but not limited to the regulation applicable to corporate restructurings. In the event an interpretation different than the one on which we based our transactions prevails, we may be adversely affected.

We may also be materially adversely affected if any of the tax benefits granted to us are revoked or if we are unsuccessful in renewing or extending such tax benefits.

In order to promote industrial development, certain Brazilian states grant tax and financial benefits to attract investment. We benefit from certain tax benefits granted by the States of Ceará, Rondônia, Paraná, Sergipe, Tocantins, Mato Grosso, Pará, as well as the Distrito Federal, among others. These benefits include the deferral of ICMS imposed on our importation of fixed assets and raw materials, the deferral of ICMS imposed on our importation of intermediate and packing materials, ICMS tax credits, and the reduction of applicable taxes.

Tax benefits related to ICMS may be declared unconstitutional if they were granted without authorization from the Brazilian National Council of Fiscal Policy (Conselho Nacional de Política Fazendária). Claims have already been filed before the Brazilian Federal Supreme Court challenging the constitutionality of certain tax benefits granted to us, such as the Industrial Development Fund of Ceará and the Industrial Development Program of Sergipe. In addition, Brazilian state tax authorities may revoke tax benefits if we do not comply with the conditions established in the law that granted us the tax benefit. If any tax benefits were to be declared unconstitutional or were revoked, we may be requested to pay to the applicable Brazilian state the aggregate amount of any ICMS that we did not pay over the prior five-year period, plus interest and penalties. In addition, tax benefits have a fixed term, and we may not be successful in renewing or extending our tax benefits. The foregoing may have a material adverse effect on us.

In addition to the benefits mentioned above, we also benefit from certain tax benefits related to reduced federal (income tax and additional freight for the renewing of the merchant marine, or AFRMM) and local taxes (tax on services). If we fail to comply with legal requirements or if any tax benefits were to be declared unconstitutional, we may lose these tax benefits and we may be required to pay an amount equivalent to our benefits plus interest and penalties which could result in a material adverse effect on us.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Certain of our indebtedness bears interest based on variable interest rates, including the CDI, and the London Interbank Offered Rate, or LIBOR. The CDI rate has fluctuated significantly in the past due to the impact of changes in Brazilian economic growth, inflation, Brazilian federal government policies and other factors. For example, the CDI rate increased from 13.5% as of December 31, 2008, decreased to 8.6% as of December 31, 2009, increased to 10.6% as of December 31, 2010, increased to 10.9% as of December 31, 2011 and decreased to 6.9% as of December 31, 2012. LIBOR rates have also fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly the CDI and LIBOR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. On the other hand, a significant reduction in the CDI rate or LIBOR could materially adversely impact the financial revenues that we derive from our investing activities, given that certain of our financial investments bear interest based on these interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Macroeconomic Conditions in Brazil.”

In addition, the Brazilian Central Bank periodically establishes the special overnight clearance and custodial rate for the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or the SELIC rate, which is the base interest rate for the Brazilian banking system and an important policy instrument for the achievement of Brazilian inflation targets. In recent years, the SELIC rate has fluctuated and the Brazilian Central Bank has frequently adjusted the SELIC rate in response to economic uncertainties. On December 31, 2008, 2009, 2010, and 2011, the SELIC rate was 13.75%, 8.75%, 10.75% and 11.00%, respectively. During 2012, the Brazilian Central Bank decreased the SELIC rate several times, and the current rate of 7.25% took effect on October 10, 2012. Further reductions in the SELIC rate could adversely affect us by decreasing the income we earn on our interest-earning assets.

Economic conditions in North America and other markets where we operate may adversely affect our business, financial condition and results of operations.

In the United States, the 2008-2009 recession was longer and deeper than the prior recessions during the 1990s and early 2000s, and economic uncertainty continues to affect the housing market, the primary driver for cement demand. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. Spending under the American Recovery and Reinvestment Act of 2009 has not been effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions.

Argentina, Uruguay, Bolivia and Chile are exposed to the risk of a decrease in overall economic activity. The current and any new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for these regions in the short-term. In addition, these countries are characterized by occasional interventions by their respective governments, which has often modified monetary, credit and other policies intended to influence their respective economies. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on consumption and/or prices for our products, thereby adversely affecting our business and results of operations.

Many Western European countries, including Spain, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be adversely affected. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Furthermore, the austerity measures implemented by some European countries could result in further declines in construction activity and demand for our products. In addition, concerns regarding the European debt crisis, market perceptions concerning the instability of the Euro and the risk of further contagion could have a negative impact on other countries in which we operate, which could adversely affect demand for our products and, as a consequence, adversely affect our business and results of operations. For example, the important trade links with Western Europe pose a significant vulnerability in Turkey, Morocco and Tunisia. Large financing needs in these countries and moderate economic growth may also adversely affect construction investments in these countries, which could materially and adversely affect our financial condition and results of operations.

The Asia-Pacific region will likely be affected if the economic landscape further deteriorates. Decelerated economic growth in India may negatively impact the development of the construction industry in this country, which could negatively impact demand for our products. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region, particularly India.

The economic volatility in these countries may have an impact on prices and demand for our products, which could adversely affect our business and results of operations.

Our presence and plans for expansion in emerging markets exposes us to economic and political risks which we do not face in more mature markets.

Emerging markets face economic and political risks and risks associated with legal systems being less certain than those in more mature economies. As of December 31, 2012, approximately 83.1% of our global installed cement production capacity is located in emerging markets. Emerging markets are even more exposed to volatility in GDP, inflation, exchange rates and interest rates than developed markets, which may negatively affect the level of construction activity and our results of operations in the emerging markets in which we operate or will operate.

Other potential risks presented by emerging markets include:

•	disruption of our operations due to terrorism, civil disturbances, and other actual and threatened conflicts;

•	nationalization and expropriation of private assets;

•	price controls;

•	unexpected changes in regulatory environments, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by subsidiaries and joint ventures;

•	fluctuations in currency exchange rates and restrictions on the repatriation of capital; and

•	difficulties in attracting and retaining qualified management and employees.

We are subject to various laws and regulations throughout the many jurisdictions in which we operate and are exposed to changes in those laws and regulations, and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

We are subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which we operate. These include statutes, regulations and laws affecting land usage, zoning, employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. We cannot guarantee that our operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

Risks relating to our units and ADSs

Substantial sales of our units or ADSs after the offering may lead to a decrease in the price of units or ADSs.

We, our controlling shareholder and certain of the members of our board of directors and our executive officers who hold any shares or units issued by us, including in the form of ADSs, are obligated, during a period from the date of each lock-up agreement through 180 days from the date of the international underwriting agreement, except if the international underwriters’ consent to a prior sale, and subject to certain exceptions, not to issue, offer, sell, contract for sale, give in guarantee, loan or grant a call option on any share or unit, including in the forms of ADSs, issued by us, or other securities convertible into or exchangeable for such securities, and to refrain from entering into any swap, hedge, selling-short or other transaction, which may transfer, fully or in part, any of the economic benefits derived from holding such securities.

Additionally, except for the units and ADSs subject to this offering, according to the corporate governance rules under regulations of the Level 2 segment of the BM&FBOVESPA, during the six months following this offering our controlling shareholder, members of our board of directors and our executive officers may not sell or offer to sell any units, ADSs or the underlying shares (or derivatives of such securities) they own immediately after this offering. After this initial six-month period, our controlling shareholder, members of our board of directors and our executive officers may not, for an additional six-month period, sell or offer to sell more than 40% of the units, ADSs or the underlying shares issued by us or derivatives of such securities. Following the expiration of the periods described above, the units, ADSs and underlying shares that were subject to restrictions will be available for issue or sale. The occurrence of sales or the perception of possible sales, of a substantial number of our units, ADSs or underlying shares may materially adversely affect the market value of our units or ADSs.

The holders of our units and ADSs might not receive dividends.

Pursuant to our bylaws, we must pay our shareholders a minimum of 25.0% of our annual net income, calculated and adjusted according to the terms of Brazilian corporate law, which may be in the form of dividends or interest on equity. Our net income may be used to cover losses or withheld pursuant to Brazilian corporate law and may not be available for the payment of dividends or interest on our capital. In addition, Brazilian corporate law allows public companies to suspend the mandatory distribution of dividends if the board of directors advises its shareholders at its annual shareholders’ meeting that the distribution of dividends would be inadvisable in light of such company’s financial condition. As a consequence, there is no assurance we will be able to distribute dividends or interest on stockholders’ equity in the future, nor that any such distribution will be consistent with our track record.

The interests of our controlling shareholder may conflict with the interests of our minority shareholders.

Subject to the provisions of our by-laws, our controlling shareholder has powers to:

•	elect a majority of our directors and nominate executive officers, establish our administrative policy and exercise full control of our management;

•	sell or otherwise transfer units or ADSs of our company; and

•

approve any action requiring the approval of shareholders representing a majority of our outstanding capital stock, including certain corporate reorganizations, acquisitions and sales of assets, and our payment of any dividends.

Our controlling shareholder may decide to pursue certain transactions which may conflict with the interests of our minority shareholders.

If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933, or the Securities Act, registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our unit holders.

U.S. Persons (as defined in Regulation S under the Securities Act) holding our ADSs may be unable to exercise preemptive rights granted to our unit holders in connection with any future issuance of our units unless a registration statement under the Securities Act is effective with respect to both the preemptive rights and the new units, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our units, and we cannot assure you that we will file or maintain any such registration statement. As a result, ADS holders could be substantially diluted following future equity or equity-linked offerings.

You may face difficulties in serving process on or enforcing judgments against us, our affiliates and our directors and officers.

We are incorporated under the laws of Brazil, certain members of our senior management reside in Brazil and we expect that a majority of the future members of our board of directors will reside in Brazil or elsewhere outside the United States. The majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process upon us or these persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation. See “Enforceability of Civil Liabilities.”

Judgments of Brazilian courts with respect to our units and ADSs will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or the ADSs, we will not be required to discharge its obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under the units or the ADSs

If an ADS holder surrenders its ADSs and withdraws the underlying units, it may lose the ability to remit foreign currency abroad and certain Brazilian tax advantages.

An ADS holder benefits from the electronic certificate of foreign capital registration obtained by the custodian for our units underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the units into non-Brazilian currency and remit the proceeds abroad. If an ADS holder surrenders its ADSs and withdraws units, it may be required, after a certain period, to obtain an electronic certificate of foreign capital registration, except under certain limited circumstances, in order to purchase and sell our units on the BM&FBOVESPA and to receive distributions on our units. In addition, without the required registration, a foreign investor may be subject to less favorable tax treatment in respect of dividends and distributions on, and the proceeds from any sale of, our units.

If an ADS holder were to apply to obtain its own electronic certificate of foreign capital registration, it may incur expenses or suffer delays in the process. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Our ADSs and units have not previously been traded on stock exchanges, and therefore an active and liquid market for the trading of our ADSs and the units underlying the ADSs may not develop and the price of our ADSs and units may be adversely affected after this offering.

Before this offering, neither our shares nor units, including in the form of ADSs, were ever traded on any stock exchange. In connection with this offering, we will apply to list ADSs representing our units on the NYSE and our units on the BM&FBOVESPA. An active and liquid market for trading may not develop or, if developed, may not be able to maintain itself. The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. Furthermore, if an active public market for our ADSs and units does not develop on the NYSE and the BM&FBOVESPA following the completion of this offering, the market price and liquidity of our units, including in the form of ADSs, may be materially and adversely affected. As of December 31, 2012, BM&FBOVESPA had a total market capitalization of R$2.5 trillion, with an average daily volume of R$6.3 billion during 2012. As of the same date, the NYSE, had a total market capitalization of U.S.$20.8 trillion, with an average daily volume of U.S.$24.7 billion during 2012.

The initial public offering price for our units and ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our units and ADSs after this offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our units, including in the form of ADSs.

The preferred shares underlying our units and ADSs have limited voting rights.

Only our common shares have full voting rights. Except under certain situations, our preferred shares do not have voting rights. Due to this restriction on voting rights, and because our controlling shareholders will own more than half of our common shares after the completion of this offering, the preferred shares that underlie our units and ADSs generally do not confer upon their holders the ability to influence the majority of corporate decisions that depend on our shareholders’ meeting, including the distribution of dividends. See “Description of Capital Stock.”

You may face difficulties in exercising your voting rights or other rights relating to the ADSs.

ADS holders may only exercise certain of their rights relating to the shares underlying our units by providing voting instructions to the ADS depositary in accordance with the ADS deposit agreement and custody agreement. Therefore, ADS holders may face difficulties in exercising their rights with respect to the underlying securities that would otherwise not exist if the held such securities directly.

For example, an ADS holder may not have sufficient or reasonable time to provide voting instructions to the depositary in accordance with the mechanisms set forth in the deposit agreement and custody agreement, and the ADS depositary will not be held responsible for failure to deliver such instruction. The ability of ADS holders to hold us responsible for such failure may be limited. In addition, investors may need to be an owner of record to have standing to pursue certain actions against us. Any of these factors could substantially limit the ability of ADS holders to fully exercise their rights as shareholders.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Brazilian practices concerning corporate governance and intend to continue to do so.

We intend to rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, a majority of our board of directors will not be independent, and we do not plan to hold at least one executive session of solely independent members of our board of directors each year. In addition, in accordance with the audit committee charter that we expect to adopt, the U.S. federal securities laws and NYSE listing requirements applicable to foreign private issuers, we currently intend to phase-in our appointment of independent directors initially within 90 days after the listing of the ADSs representing our units on the NYSE and subsequently within one year after their listing. Also, due to certain restrictions imposed by Brazilian corporate law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our direction and future operations;

•	the implementation of our principal operating strategies;

•	our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or assets that we acquire;

•	the implementation of our financing strategy and capital expenditure plans;

•	general economic, political and business conditions, both in Brazil and in our principal markets abroad;

•	industry trends and the general level of demand for, and change in the market prices of, our products and services;

•

the performance of the Brazilian and global economies, including the impact of a longer than anticipated continuation of the ongoing global economic downturn or further deterioration in global economic conditions;

•	construction activity levels, particularly in the regions and markets in which we operate;

•	private investment and public spending in construction projects;

•

existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Brazil and in other markets in which we operate;

•	shortages of electricity and government responses to them;

•	the competitive nature of the industry in which we operate;

•	our level of capitalization, including the level of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	inflation and fluctuations in currency exchange rates, including the real and the U.S. dollar;

•	legal and administrative proceedings to which we are or become party;

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	the exploration and related depletion of our mines and mineral reserves;

•	other statements included in this prospectus that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.533 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the Brazilian macroeconomic environment and a substantial increase in foreign investment in Brazil, with the real appreciating to R$1.559 per U.S.$1.00 in August 2008. Particularly as a result of the crisis in the global financial markets from mid-2008, the real depreciated by 31.9% against the U.S. dollar during 2008 and closed the year at R$2.337 per U.S.$1.00. As of December 31, 2011, 2010 and 2009, the exchange rate was R$1.876 per U.S.$1.00, R$1.666 per U.S.$1.00 and R$1.741 per U.S.$1.00, respectively. As of December 31, 2012 the exchange rate was R$2.044 per U.S.$1.00.

The Brazilian Central Bank has intervened occasionally to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian federal government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated, as reported by the Brazilian Central Bank:

	Exchange Rates of R$ per U.S.$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2008	2.3370	1.8346	2.5004	1.5593
2009	1.7412	1.9905	2.4218	1.7024
2010	1.6662	1.7589	1.8811	1.6554
2011	1.8758	1.6709	1.9016	1.5345
2012	2.0435	1.9588	2.1121	1.7024
Month
August 2012	2.0372	2.0294	2.0513	2.0173
September 2012	2.0306	2.0281	2.0392	2.0139
October 2012	2.0313	2.0303	2.0382	2.0224
November 2012	2.1074	2.0678	2.1074	2.0312
December 2012	2.0435	2.0778	2.1121	2.0435
January 2013	1.9883	2.0311	2.0471	1.9883
February 2013 (through February 26)	1.9818	1.9727	1.9893	1.9570

Source: Brazilian Central Bank.

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

USE OF PROCEEDS

We estimate that the net proceeds to us from the global offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately U.S.$             million (or approximately U.S.$             million if the underwriters exercise their over-allotment option in full), assuming the ADSs are offered at U.S.$             per ADS (the mid-point of the estimated offering price range set forth on the cover page of this prospectus).

We intend to use the net proceeds from this offering primarily to continue our organic cement expansion strategy and diversification of our portfolio of products in Brazil, for potential acquisitions of heavy building materials companies or assets outside Brazil, for strategic investments to further improve the efficiency of our operations and for our general corporate purposes. The use of proceeds from this offering is based on our analysis, current expectations and projections regarding future events. These estimates are subject to change at any time at our discretion, as we intend to use the net proceeds from this offering to satisfy our funding requirements as they arise. Our management will retain broad discretion over the use of proceeds, and may ultimately use the net proceeds for different purposes than what we currently intend. Pending any specific application, we may invest the net proceeds of this offering in cash, cash equivalents or marketable securities.

A U.S.$1.00 increase (decrease) in the assumed initial public offering price of U.S.$             per ADS would increase (decrease) the net proceeds to us from the global offering by approximately U.S.$             million (R$         million), assuming the number of units, including units in the form of ADSs, offered by us as set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of                     in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this offering by approximately U.S.$             million (R$             million), assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

We will not receive any of the proceeds from the sale of units or ADSs by the selling shareholder.

DIVIDEND POLICY

Dividend Policy

We intend to declare and pay dividends and/or interest on stockholders’ equity in each year in amounts equivalent to a minimum of 25.0% of our adjusted net income, in accordance with Brazilian corporate law and our bylaws. Our future dividend policy and the amount of future dividends and/or interest on stockholders’ equity our board of directors decides to recommend to our shareholders for approval in each fiscal year will depend on a number of factors, including, but not limited to, our adjusted net income available for distribution, our cash flow, financial condition (including capital position), investment plans, prospects, economic environment, as well as legal requirements and other factors we may deem relevant at the time. The amount of any future dividends or interest on stockholders’ equity we may pay is subject to the provisions of Brazilian corporate law and our bylaws and will be determined by our shareholders at annual general shareholders’ meetings as described below. There is no assurance that we will be able to distribute dividends or interest on stockholders’ equity in the future, nor that any such distribution will be consistent with our history of distributions.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to recommend how to allocate our net income for the preceding fiscal year. The allocation and declaration of annual dividends, including any dividend in excess of the mandatory dividend and dividends in the form of interest on stockholders’ equity, require the approval of a majority of the holders of our common shares. Pursuant to Brazilian corporate law, we define “adjusted net income” for any fiscal year as the net income in a given year after deducting the provisions for income and social contribution taxes for that year, any accumulated losses from prior years, any debentures which have ensured the right to participate in our profits and any amounts allocated to profit-sharing payments to our employees and management.

Our bylaws provide that an amount equal to at least 25.0% of our annual adjusted net income, after deducting any allocations to our legal and, if applicable, contingency reserves, should be made available for distribution as dividends or interest on stockholders’ equity, which amount represents the mandatory dividend. We calculate our net income and allocations to reserves, as well as the amount available for distribution, on the basis of our unconsolidated financial statements prepared in accordance with IFRS.

Brazilian corporate law allows our shareholders to suspend dividends distributions if our board of directors reports to our annual shareholders’ meeting that the distribution would not be advisable given our applicable financial condition. The fiscal council, if constituted, also should review and make a recommendation in connection with any suspension of the mandatory dividend. In addition, our management is required to submit a report to the CVM setting out the reasons for the suspension. Net income that we do not distribute by virtue of a suspension is allocated to a separate reserve and, if not netted against any subsequent losses, must be distributed as a dividend once our financial condition permits such payment.

Reserve Accounts

Brazilian corporations generally maintain two main reserve accounts: profit reserve accounts and capital reserve accounts.

Profit reserves

Reserve accounts comprise the legal reserve, bylaws reserve, unrealized earnings reserve, retained earnings reserve, contingency reserve and tax incentive reserve.

•

Legal Reserve. We are required to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts we allocate to this reserve may be used only to increase our capital stock or to offset net losses, rather than to pay dividends. As of December 31, 2012, the balance of our legal reserve was R$353.1 million.

•

Bylaws Reserves. Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of a portion of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. We may not make an allocation of our net income to discretionary reserve accounts if as a result we cannot distribute the mandatory dividend of 25.0% of our adjusted net income. We do not currently have a bylaws reserves.

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Unrealized Earnings Reserve. Pursuant to Brazilian corporate law, we may allocate the amount by which the mandatory dividend exceeds the “realized” net income in a given year to an unrealized earnings reserve account. Brazilian corporate law defines “realized” net income as the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting; and (2) the earnings, gains or income in transactions or recording of assets and liabilities by the market value, the term of financial realization of which occurs after the end of the next fiscal year. Earnings recorded in the unrealized earnings reserve, if realized and not netted against any losses in subsequent years, must be added to the next mandatory dividend distributed after the recognition. We do not currently have an unrealized earnings reserve.

•

Retained Earnings Reserve. Pursuant to Brazilian corporate law, we may reserve a portion of our net income for investment projects in an aggregate amount based on a capital expenditure budget approved by our shareholders. If this budget relates to more than one fiscal year, it must be reviewed annually at the shareholders’ general meeting. The allocation of this reserve cannot impact our payment of the mandatory dividend of 25.0% of our adjusted net income.

•

Contingency Reserve. Under Brazilian corporate law, we may allocate a percentage of our net income to a contingency reserve for anticipated losses that we deem probable in future years. Our management must indicate the cause of the anticipated losses and justify any allocation to the contingency reserve. Any amount that we allocated in a prior year either must be reversed in the year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs. Any allocations to the contingency reserve are subject to the approval of our common shareholders at a shareholders’ general meeting. We do not currently have a contingency reserve.

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Tax Incentive Reserve. Our management may propose that our shareholders approve the allocation to the tax incentive reserve of part of our net profits resulting from donations or government grants for investments, which may be excluded from the calculation basis of the mandatory dividend. As of December 31, 2012, the balance of our tax incentive reserve was R$544.4 million.

The balance of our profit reserve accounts, except for any contingency reserve, the tax incentive reserve and any unrealized earnings reserve, may not exceed our share capital. If this were to occur, our common shareholders would vote at a shareholders’ general meeting on whether to use the excess to pay in subscribed and unpaid capital, to increase the share capital or to distribute dividends.

Capital Reserves

Pursuant to Brazilian corporate law, we may maintain capital reserves which may comprise part of the price paid in the subscription of shares and subscription bonds. We may use the capital reserve only to: (1) amortize losses greater than accumulated income and profit reserves; (2) call, reimburse or redeem our own shares; or (3) increase our capital stock. We do not currently have a capital reserve.

Payment of Dividends

Dividends

We are required by Brazilian corporate law and our bylaws to hold an annual general shareholders’ meeting by no later than the fourth month after the end of each fiscal year, at which time, among other proposals, the allocation of the net income in any fiscal year and the distribution of an annual dividend are considered. The payment of annual dividends is based on our unconsolidated audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of our shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian corporate law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared.

Our board of directors may declare interim dividends or interest on stockholders’ equity based on income verified in semi-annual financial statements. Our board of directors may also declare dividends based on financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian corporate law. Our board of directors may also pay interim dividends or interest on stockholders’ equity out of retained earnings or profit reserves recorded in the last annual balance sheet other than reserves created by our shareholders for specific purposes. Any payment of interim dividends or interest on stockholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

In general, shareholders who are not residents of Brazil must register their equity investment with the Brazilian Central Bank to receive dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The units underlying the ADSs are held in Brazil by                 , acting as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our units.                 acts as the registrar. The depositary registers the units underlying the ADSs with the Brazilian Central Bank and, therefore, is able to receive dividends, sales proceeds or other amounts with respect to registered units remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation— Material Brazilian Tax Considerations for Holders of Units or ADRs.”

Holders of ADSs have the benefit of the electronic registration obtained from the Brazilian Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the units represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event the holder exchanges the ADSs for units, the holder will be entitled to sell the units in Brazil and continue to rely on the depositary’s electronic registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds, dividends or other distributions with respect to the units, the holder must obtain a new electronic registration as a direct investment in its own name or qualify under the foreign investment in portfolio regulations that will also be reflected in a specific electronic registration. Each of such registrations will permit the conversion and remittance abroad of sales proceeds, dividends or other distributions with respect to the units.

If the holder does not qualify under the foreign investment in portfolio regulations, the foreign direct investment will generally be subject to less favorable tax treatment from any sale or return of the investment under the units. If the ADSs holder attempts to obtain its new own registration of foreign direct investment may result expenses or suffer delays in the application process, which could delay the ability to receive dividends or distributions relating to the units or the return of the investment in a timely manner. Moreover, should the ADSs holder exchange the ADSs for units, applicable regulations require the execution of the corresponding foreign exchange transactions and payment of taxes on such foreign exchange transactions.

Under current Brazilian legislation, the Brazilian federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest on Stockholders’ Equity

Under existing Brazilian tax law, Brazilian companies may pay “interest” to holders of equity securities and account for these payments as an expense for Brazilian income tax purposes and for social contribution purposes. The decision to pay interest on stockholders’ equity may be adopted at the discretion of our board of directors, subject to the approval of our common shareholders at a shareholders’ general meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•

50.0% of our net income (after the deduction of any allowances for social contribution taxes on net profits but before taking into account allowances for income tax and interest on stockholders’ equity) for the period in respect of which the payment is made; and

•	50.0% of our retained earnings and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

The rate applied in calculating interest on stockholders’ equity cannot exceed the pro rata die variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or the TJLP.

Payments of interest on stockholders’ equity, net of withholding income tax, may be considered as part of the mandatory dividend distribution. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on stockholders’ equity, after payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the mandatory dividend amount.

Any payment to the shareholders of interest on stockholders’ equity, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15.0%, with a 25.0% withholding tax rate applicable if the Non-Resident Holder is domiciled in a country or other jurisdiction (i) that does not impose income tax; (ii) where the maximum income tax rate is lower than 20.0%; or (iii) where the applicable laws impose restrictions on the disclosure of shareholding composition or the ownership of the investment. See “Taxation— Material Brazilian Tax Considerations for Holders of Units or ADRs.”

Restrictions on the Payment of Dividends

Pursuant to the terms of the indentures governing our outstanding debentures, on the occurrence and continuance of an event of default, we may not distribute dividends in excess of the mandatory dividend of 25.0% of our adjusted net income. For a description of the principal terms of our outstanding debentures see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness and Financing Strategy—Long-Term Indebtedness—Debentures.”

History of Payment of Dividends and Interest on Stockholders’ Equity

In 2012, we declared dividends of R$2,428.0 million, of which R$2,263.4 million were paid to our shareholders in 2012. The remaining R$164.6 million will be paid in 2013. In 2012, we paid R$178.7 million of interest on stockholders’ equity, and on January 31, 2013, we made a dividend payment of R$100.0 million.

The table below shows the amounts paid to our shareholders for the periods indicated below:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais, except amounts per share)
Net income attributable to controlling interest used for the calculation of dividends	1,616.8	888.1	2,670.4
Legal reserve	(80.8)	(44.4)	(133.5)
Interest on stockholders’ equity	(178.7)	—	—
Tax incentives reserve	(25.2)	(2.8)	—

Adjusted net income	1,332.1	840.9	2,536.9
Mandatory dividends	333.0	210.2	634.2
Additional dividends	2,095.0	536.5	2,187.4

Total dividends declared	2,428.0	746.8	2,821.6
Total distribution to shareholders	2,428.0	746.8	2,821.6

Dividend per share (in reais)	22.0	6.8	26.3

There is no assurance that we will be able to distribute dividends or interest on stockholders’ equity in the future, nor that any such distribution will be consistent with our history of distributions.

CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 2012, as follows:

•	on an actual basis;

•

on an as adjusted basis to give effect to our repayment of indebtedness on January 7, 2013 of U.S.$200.0 million (equivalent to R$406.2 million using the exchange rate applicable as of January 7, 2012 of R$2.0312 per U.S.$1.00);

and

•

on an as further adjusted basis the sale of our ADSs in this offering at an assumed initial public offering price of U.S.$             per ADS (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the “Presentation of Financial and Other Information” section and other financial information contained in this prospectus.

	As of December 31, 2012
	Actual		As Adjusted		As further Adjusted
	(in millions of U.S.)(1)	(in millions of reais)	(in millions of U.S.)(1)	(in millions of reais)	(in millions of U.S.)(1)	(in millions of reais)
Indebtedness:
Current debt	301.4	615.8	301.4	615.8
Non-current debt	5,959.0	12,177.2	5,760.2	11,770.9

Total debt	6,260.4	12,793.0	6,061.6	12,386.7

Stockholders’ equity:
Capital Stock, no par value	1,343.8	2,746.0	1,343.8	2,746.0
Preferred shares, no par value	—	—	—	—
Profit reserves	386.5	789.8	386.5	789.8
Tax incentive reserve	266.4	544.4	266.4	544.4
Cumulative other comprehensive income	282.7	577.8	282.7	577.8
Equity attributable to shareholders of the company	2,279.4	4,658.0	2,279.4	4,658.0
Non-controlling interest	122.3	249.8	122.3	249.8
Total stockholders’ equity	2,401.7	4,907.8	2,401.7	4,907.8

Total capitalization	8,662.1	17,700.8	8,463.2	17,294.6

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

Except as set forth in the table above, there has been no material change in our total capitalization since December 31, 2012.

DILUTION

If you invest in our units and ADSs in the global offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per unit and per ADS and the net book value per unit and per ADS after this offering. Our net book value as of December 31, 2012 was R$4,907.8 million, corresponding to a net book value of R$             per unit and per ADS. Net book value per unit and per ADS represents our total assets less the amount of our total liabilities divided by                 , the total number of our common and preferred shares outstanding as of December 31, 2012.

After giving effect to the sale of the units and ADSs that we are offering at an assumed initial public offering price of U.S.$             per ADS (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net book value as of December 31, 2012, would have been approximately R$         per unit and per ADS. This amount represents an immediate increase in net book value of R$         per unit and per ADS to our existing shareholders and an immediate dilution in net book value of approximately R$         per unit and per ADS to new investors purchasing units or ADSs in the global offering. We determine dilution by subtracting the as adjusted net book value per unit and per ADS after the global offering from the amount of cash that a new investor paid for a unit or an ADS.

The following table illustrates this dilution:

	Per ADS	Per unit
Assumed initial public offering price	U.S.$	R$
Net book value as of December 31, 2012	U.S.$	R$
Increase attributable to the global offering	U.S.$	R$
As adjusted net book value after the global offering	U.S.$	R$
Dilution to new investors	U.S.$	R$

A $1.00 increase (decrease) in the assumed initial public offering price of U.S.$             per ADS or R$         per unit (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our consolidated net book value after the global offering by U.S.$             million (R$             million) and the dilution per ADS and per unit to new investors by U.S.$             (R$             ), in each case assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full in this global offering, the as adjusted net book value after the global offering would be U.S.$             (R$             ) per ADS and per unit, the increase in net book value per unit and per ADS to existing shareholders would be U.S. million (R$             million) and the dilution per unit and per ADS to new investors would be U.S.$             (R$             ) per ADS and per unit, in each case assuming an initial public offering price of U.S.$             per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables set forth our selected consolidated financial information as of and for the years ended December 31, 2012, 2011, 2010 and 2009. The financial information as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The financial information as of December 31, 2010 and 2009 and for the year ended December 31, 2009 has been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the year ended December 31, 2010, which included comparative information for 2009, are our first financial statements prepared under IFRS as issued by the IASB. The selected consolidated financial information presented below corresponds to the years for which our financial statements prepared in accordance with IFRS are available. You should read the following summary consolidated financial and other information in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,
(amounts expressed in millions, except for per share amounts and number of shares)	2012	2012	2011	2010	2009
	(in U.S.$)(1)	(in reais)
Statement of income data:
Revenues	4,639.9	9,481.7	8,698.4	8,047.1	7,247.4
Cost of sales and services	(3,022.8)	(6,177.1)	(5,684.5)	(4,986.9)	(4,611.6)

Gross profit	1,617.1	3,304.6	3,013.9	3,060.2	2,635.8
Selling expenses	(298.5)	(610.0)	(595.4)	(500.7)	(321.0)
General and administrative expenses	(326.9)	(668.0)	(530.0)	(413.1)	(450.3)
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	1,672.4	—
Gain on the disposal of our 21.21% equity interest in Cimpor	130.5	266.8	—	—	—
Other operating income (expenses), net	139.4	284.7	(295.9)	187.2	145.0

Operating profit before equity results and net financial income (expense)	1,261.6	2,578.1	1,592.6	4,006.0	2,009.5
Recognition of other comprehensive loss upon disposal of our 21.21% equity interest in Cimpor	(83.2)	(170.1)	—	—	—
Equity in results of investees	12.5	25.5	311.8	192.0	67.8
Financial income (expenses), net	(457.7)	(935.3)	(772.5)	(390.8)	416.1

Profit before income tax	733.2	1,498.2	1,131.9	3,807.2	2,493.4
Income tax and social contribution	69.6	142.3	(277.1)	(1,126.8)	(735.7)

Net income	802.8	1,640.5	854.8	2,680.4	1,757.7

Net income attributable to controlling interests	791.2	1,616.8	835.5	2,648.4	1,719.1
Net income attributable to non-controlling interests	11.6	23.7	19.3	32.0	38.6

Net income	802.8	1,640.5	854.8	2,680.4	1,757.7

Net income per share – basic and diluted	7.15	14.61	7.57	24.65	16.42
Number of shares outstanding (in thousands)	110,635	110,635	110,410	107,434	104,684

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

	As of December 31,
(amounts expressed in millions)	2012	2012	2011	2010	2009
	(in U.S.$)(1)	(in reais)
Balance sheet data:
Cash and cash equivalents	474.5	969.5	225.1	24.9	14.0
Financial investments	994.6	2,032.4	1,450.5	1,184.0	2,542.5
Trade receivables	445.7	910.7	786.1	679.6	666.9
Inventories	578.5	1,182.1	890.7	796.8	702.7
Other current assets	249.3	509.8	439.2	330.5	471.0

Total current assets	2,742.6	5,604.5	3,791.6	3,015.8	4,397.1
Assets related to business classified as held for sale (2)	343.1	701.2	—	—	—
Related parties	8.0	16.4	52.8	257.1	3,569.4
Judicial deposits	120.6	246.5	149.4	103.8	97.3
Deferred taxes	475.6	972.0	759.1	514.0	553.0
Other non-current assets	144.7	295.4	214.2	119.4	143.8

Total non-current assets	748.9	1,530.3	1,175.5	994.3	4,363.5
Investments in associated companies	881.0	1,800.3	3,241.4	3,521.5	572.1
Property, plant and equipment	4,662.3	9,527.4	6,954.3	5,581.3	5,129.3
Intangible assets	2,348.1	4,798.4	3,466.4	3,259.4	3,185.4

Total assets	11,726.0	23,962.1	18,629.2	16,372.3	17,647.4

Current debt (3)	301.4	615.8	413.6	220.7	329.5
Trade payables	419.0	856.2	662.5	638.5	456.2
Income tax and social contribution	25.0	51.2	132.9	186.4	286.8
Dividend payables	214.9	439.1	274.0	211.1	—
Other current liabilities	634.6	1,296.9	675.3	711.8	458.4

Total current liabilities	1,594.9	3,259.2	2,158.3	1,968.5	1,530.9
Liabilities related to business classified as held for sale (2)	134.1	274.1	—	—	—
Non-current debt (4)	5,959.0	12,177.2	7,643.2	5,027.6	2,632.9
Related parties	238.1	486.6	726.1	1,748.0	6,301.1
Provision	524.0	1,070.8	935.0	805.0	787.9
Deferred taxes	412.4	842.7	983.3	990.6	478.5
Use of public assets	186.7	381.6	352.2	335.3	288.3
Other liabilities	291.0	594.7	412.7	436.5	385.0

Total non-current liabilities	7,595.2	15,520.9	11,052.5	9,343.0	10,873.7

Total liabilities	9,324.3	19,054.2	13,210.8	11,311.5	12,404.6

Capital	1,343.8	2,746.0	2,746.0	2,327.2	1,889.7
Tax incentive reserve	266.4	544.4	360.6	220.8	139.8
Profit reserves	386.5	789.8	1,963.9	2,415.1	2,878.2
Cumulative other comprehensive income	282.7	577.8	155.9	(88.7)	163.0

Total equity attributable to controlling interest	2,279.4	4,658.0	5,226.4	4,874.4	5,070.7
Non-controlling interest	122.3	249.8	192.0	186.4	172.2

Total stockholders’ equity	2,401.7	4,907.8	5,418.4	5,060.8	5,242.9

Total liabilities and stockholders’ equity	11,726.0	23,962.1	18,629.2	16,372.3	17,647.4

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Includes the assets and liabilities related to our operations in China.
(3)	Includes current portion of long-term debt.
(4)	Excludes current portion of long-term debt.

	As of and For the Year Ended December 31,
(amounts expressed in millions, except for ratios)	2012	2012	2011	2010
	(in U.S.$) (1)	(in reais)
Other financial data:
Working capital (2)	605.2	1,236.6	1,014.3	837.9
Capital expenditures (3)	734.1	1,500.1	1,723.1	964.4
Depreciation, amortization and depletion	273.2	558.3	441.1	420.3
Net cash flow provided by (used in) operating activities	695.9	1,422.1	806.7	3,649.6
Net cash flow provided by (used in) investing activities	(590.8)	(1,207.3)	(1,553.9)	(1,947.8)
Net cash flow provided by (used in) financing activities	250.6	512.1	932.7	(1,688.1)
EBITDA (4)	1,534.8	3,136.4	2,033.7	4,426.3
Adjusted EBITDA (4)	1,502.7	3,070.7	2,776.8	2,805.8
Adjusted EBITDA margin (5)	32.4%	32.4%	31.9%	34.9%
Net debt (6) /Adjusted EBITDA (7)	3.2	3.2	2.3	1.4
ROCE (8)	21.2%	21.2%	27.2%	36.0%
Segment and product information:
Revenues by segment:
Brazil operations (9)	3,770.5	7,705.1	7,250.4	6,538.1
North America operations	869.4	1,776.6	1,448.0	1,509.0
Revenues by product:
Cement	3,081.7	6,297.4	5,890.9	5,472.4
Ready-mix concrete	1,027.2	2,099.1	1,880.7	1,789.3
Aggregates	185.4	379.0	371.9	303.6
Other building materials	345.6	706.2	554.9	481.8
Adjusted EBITDA by region (10):
Brazil operations	1,358.0	2,775.1	2,574.8	2,542.4
North America operations	144.7	295.6	201.9	263.4

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Working capital is defined as trade accounts receivable plus inventory less trade accounts payable.
(3)	Represents cash disbursements for purchase of property, plant and equipment as presented in our statement of cash flows.
(4)	We define EBITDA as operating profit before equity in results of investees and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “—Non-GAAP financial measures and reconciliation.”
(5)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.
(6)	Net debt is the sum of total short—and long-term debt minus cash and cash equivalents, financial investments and derivatives.
(7)	Net debt/Adjusted EBITDA ratio is the ratio of our net debt as of the end of the applicable period divided by our Adjusted EBITDA most recently concluded period of four consecutive fiscal quarters.
(8)	We calculate ROCE by dividing the sum of our operating profit before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities.
(9)	Includes South America.
(10)	We calculate EBITDA for each of our operating segments as operating profit before equity in results of investees and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “—Non-GAAP financial measures and reconciliation.”

	As of and For the Year Ended December 31,
	2012	2011	2010	2009
Operating data:
Installed capacity:
Cement (in thousand tons per year)
Brazil plants	30,063	26,246	23,241	23,241
North America plants	5,593	5,593	5,593	—
South America (excluding Brazil) (1)	200	200	200	—
Europe, Africa and Asia	16,348	—	—	—

Total	52,205	32,039	29,035	23,241
Sales volume:
Cement (in thousand tons)
Brazil	24,379	23,551	22,657	20,749
North America	4,009	3,621	3,581	3,459
South America (excluding Brazil) (1)	87	131	131	—

Total	28,475	27,302	26,368	24,208
Ready-mix concrete (in thousand cubic meters)
Brazil	4,819	4,572	4,188	3,650
North America	3,923	3,984	4,151	3,723

Total	8,742	8,556	8,339	7,374
Number of Employees
Brazil	9,265	8,161	7,817	7,686
North America	3,288	3,146	3,039	3,196
South America (excluding Brazil) (1)	457	52	52	—
Europe, Africa and Asia	3,221	—	—	—

Total	16,231	11,359	10,908	10,882

(1)	As of December 31, 2012, 2011 and 2010 corresponds to Itacamba (Bolivia).

Non-GAAP financial measures and reconciliation

We define EBITDA as operating profit before equity in results of investees and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to our equity investments and associates, such as gains/losses on acquisitions, disposals or exchange of assets. In 2010, we recorded a non-cash gain of R$1,672.4 million in with the 2012 Cimpor asset exchange. In 2011, we recorded an impairment loss on equity of investees of R$586.5 million, and in 2012, we recorded a non-cash gain of R$266.8 million in connection with the disposal of our 21.21% equity interest in Cimpor.

We present EBITDA and Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes.

EBITDA and Adjusted EBITDA are not IFRS measures, do not represent cash flow for the periods indicated and should not be construed as an alternative to net income (loss), or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA and Adjusted EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies, including our competitors in the cement industry.

The following table sets forth our calculation of EBITDA and Adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2012	2012	2011	2010
(amounts expressed in millions)	(in U.S.$)(1)	(in reais)
Calculation of EBITDA and Adjusted EBITDA
Operating profit before equity results and net financial income (expense)	1,261.6	2,578.1	1,592.6	4,006.0
Plus:
Depreciation, amortization and depletion	273.2	558.3	441.1	420.3

EBITDA	1,534.8	3,136.4	2,033.7	4,426.3
Plus (less):
Dividends received	94.6	193.4	156.6	51.9
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	(1,672.4)
Impairment of investment in Cimpor and goodwill	—	—	586.5	—
Gain on disposal of our 21.21% equity interest in Cimpor	(130.5)	(266.8)	—	—
Loss on disposal of equity investments	3.7	7.7	—	—

Adjusted EBITDA	1,502.6	3,070.7	2,776.8	2,805.8

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2012	2012	2011	2010
(amounts expressed in millions)	(in U.S.$)(1)	(in reais)
Reconciliation of net income to EBITDA and Adjusted EBITDA
Net income	802.8	1,640.5	854.8	2,680.4
Plus (less):
Financial income (expenses), net	457.7	935.3	772.5	390.8
Income tax and social contribution	(69.6)	(142.3)	277.1	1,126.8
Depreciation, amortization and depletion	273.2	558.3	441.1	420.3
Equity in results of investees	70.8	144.6	(311.8)	(192.0)

EBITDA	1,534.8	3,136.4	2,033.7	4,426.3
Plus (less):
Dividends received	94.6	193.4	156.6	51.9
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	(1,672.4)
Impairment of investment in Cimpor and goodwill	—	—	586.5	—
Loss on disposal of equity investments	3.7	7.7	—	—
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	(1,672.4)
Gain on disposal of our 21.21% equity interest in Cimpor	(130.5)	(266.8)	—	—

Adjusted EBITDA	1,502.6	3,070.7	2,776.8	2,805.8

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

We calculate EBITDA for each of our operating segments as operating profit before equity in results of investees and net financial income (expense) plus depreciation, amortization and depletion. The following tables set forth the calculation of our EBITDA for each operating segment and its reconciliation to revenues for the periods indicated:

	For the Year Ended December 31, 2012
	Brazil	North America	Consolidated	Brazil	North America	Consolidated
	(in millions of U.S.$)			(in millions of reais)
Revenues	3,770.5	869.4	4,639.9	7,705.1	1,776.6	9,481.7
Cost of sales and services; selling, general and administrative expenses; and operating income (expenses), net	(2,550.8)	(827.5)	(3,378.3)	(5,212.5)	(1,691.0)	(6,903.6)

Operating profit before equity results and net financial income (expense)	1,219.7	41.9	1,261.6	2,492.6	85.6	2,578.1
Plus (less):
Depreciation, amortization and depletion	170.4	102.8	273.2	348.2	210.0	558.3

EBITDA	1,390.2	144.7	1,534.8	2,840.8	295.6	3,136.4
Plus (less):
Dividends received	94.6	—	94.6	193.4	—	193.4
Gain on disposal of our 21.21% equity interest in Cimpor	(130.5)	—	(130.5)	(266.8)	—	(266.8)
Loss on disposal of equity investments	3.7	—	3.7	7.7	—	7.7

Adjusted EBITDA	1,358.0	144.7	1,502.6	2,775.1	295.6	3,070.7

	For the Year Ended December 31,
	2011			2010
	Brazil	North America	Consolidated	Brazil	North America	Consolidated
	(in millions of reais)
Revenues	7,250.4	1,448.0	8,698.4	6,538.1	1,509.0	8,047.1
Cost of sales and services; selling, general and administrative expenses; and operating income (expenses), net	(5,686.0)	(1,419.8)	(7,105.8)	(2,595.5)	(1,445.6)	(4,041.1)

Operating profit before equity results and net financial income (expense)	1,564.4	28.2	1,592.6	3,942.6	63.4	4,006.0
Plus (less):
Depreciation, amortization and depletion	267.3	173.8	441.1	220.3	200.0	420.3

EBITDA	1,831.7	201.9	2,033.7	4,162.9	263.4	4,426.3
Plus (less):
Dividends received	156.6	—	156.6	51.9	—	51.9
Gain on transfer of assets – 2012 Cimpor asset exchange	—	—	—	(1,672.4)	—	(1,672.4)
Impairment of investment in Cimpor and goodwill	586.5	—	586.5	—	—	—

Adjusted EBITDA	2,574.8	201.9	2,776.8	2,542.4	263.4	2,805.8

We present ROCE due to the asset intensive nature of our business and our related need to efficiently employ our capital. ROCE is a non-GAAP measure that helps to focus our management on maximizing the use and return of our existing assets and pursuing strategic growth and investment opportunities that are projected to yield sufficient returns. We calculate ROCE by dividing the sum of our operating profit before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities.

The following table sets forth our calculation of ROCE and its reconciliation to operating profit before equity results and net financial income (expense) for the periods indicated:

	As of and For the Year Ended December 31,
	2012	2012	2011	2010
(amounts expressed in millions, except for ratio)	(in U.S.$)(1)	(in reais)
Calculation of ROCE
Operating profit before equity results and net financial income (expense)	1,261.6	2,578.1	1,592.6	4,006.0
Plus (less):
Dividends received	94.6	193.4	156.6	51.9
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	(1,672.4)
Gain on the disposal of our 21.21% equity interest in Cimpor	(130.5)	(266.8)	—	—
Loss on disposal of equity investments	3.7	7.7	—	—
Impairment of investment in Cimpor and goodwill	—	—	586.5	—

	1,229.4	2,512.4	2,335.7	2,385.4
Divided by the sum of:
Property, plant and equipment	4,662.3	9,527.4	6,954.3	5,581.3
Total current assets	2,742.6	5,604.5	3,791.6	3,015.8
Less:
Total current liabilities	(1,594.91)	(3,259.2)	(2,158.3)	(1,968.5)

	5,810.0	11,872.7	8,587.5	6,628.7
ROCE	21.2%	21.2%	27.2%	36.0%

(1)	Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of December 31, 2012 of R$2.0435 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global vertically-integrated heavy building materials company, with operations in North and South America, Europe, Africa and Asia. We are the largest and most profitable heavy building materials company in Brazil, the fourth largest cement market in the world. Founded in 1933, we produce and sell a complete portfolio of building materials—which includes cement, aggregates, ready-mix concrete, mortar and other building materials—and we serve a very diversified and fragmented client base. Our global annual installed cement production capacity as of December 31, 2012, was 52.2 million tons. In 2012, we had revenues of R$9,481.7 million, Adjusted EBITDA of R$3,070.7 million, an Adjusted EBITDA margin of 32.4% and ROCE of 21.2%. Our ROCE is one of the highest among publicly-traded global cement producers, and we recorded a 2009-2012 CAGR of revenues of 9.4%.

Financial Presentation and Accounting Practices

Presentation of Financial Statements

We have prepared our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 in accordance with IFRS as issued by the IASB.

Business Segments and Presentation of Segment Financial Data

We are organized by geographical areas and have three operating segments based on the location of our main assets, as follows: (1) Brazil (including our operations in South America); (2) North America; and (3) commencing on December 21, 2012 when we consummated the 2012 Cimpor asset exchange, Europe, Africa and Asia.

Because the 2012 Cimpor asset exchange was consummated on December 21, 2012, our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 include segment information for our three operating segments but results of operations for only two segments: (1) Brazil (including our operations in South America and, for 2012, Europe, Africa and Asia) and (2) North America. Commencing on January 1, 2013, our financial statements will include information about the results of our three operating segments described above.

Our segment information is prepared on the same basis as the information that our senior management uses to allocate resources among our segments and evaluate their performance. The key financial performance measure of our reportable segments are EBITDA, and Adjusted EBITDA, which are reported on a monthly basis to the chief operating decision maker, who in our case, is our Chief Executive Officer. For additional information on our operating segments and a reconciliation of the operating results of our operating segments to our consolidated results, see note 34 to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and that require our management to make difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	impairment of goodwill and investments;

•	fair value of derivatives and other financial instruments;

•	contingent assets, liabilities and legal obligations;

•	business combinations;

•	income tax, social contribution and other taxes;

•	employee benefits;

•	revenue recognition and resulting accounts receivable; and

•	review of the useful lives and recoverability of long-lived assets.

Impairment of goodwill and investments

As of December 31, 2012, we had recorded R$2,930.5 million as goodwill on our consolidated balance sheet (R$2,009.3 million as of December 31, 2011 and R$1,912.0 million as of December 31, 2010). Goodwill represents the positive difference between the amount paid or payable and the net amount of the fair value of assets and liabilities of the acquired entity. We record goodwill on acquisition of subsidiaries under “intangible assets.” If we determine there is negative goodwill, we record this negative goodwill on the acquisition date as a gain in the statement of income for the period. We test goodwill at least on an annual basis to verify whether losses from impairment exist, and if that is the case, we recognize an impairment loss, which cannot be subsequently reversed. The gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold. For impairment testing, we allocate goodwill to the cost generating unit, or CGU, or to a group of CGUs which is expected to benefit from the business combination originating the goodwill. The recoverable amounts allocated to our CGUs, or group of CGUs, are determined based on “value-in-use” calculations by applying the discounted cash flow model for each CGU, or group of CGUs. The process of estimating the value-in-use involves the use of assumptions, judgments and estimates of future cash flows and represents the best estimate as approved by our management.

Fair value of derivatives and other financial instruments

We classify our financial assets into the following categories: (1) held for trading and (2) loans and receivables, depending on the purpose for which the financial assets were acquired.

(1)	Held for trading – The financial instruments “held for trading” reflect generally their active and frequent trading, mainly in the short term. These assets are measured at their fair value and the changes in their fair value are recognized in the statement of income under “financial income” or “financial expenses.” Transactions with derivative financial instruments are classified in this group, unless they have been designated as hedging instruments.

(2)	Loans and receivables – Loans and receivables have fixed or determinable payment terms and are not quoted on an active market. Loans and receivables are adjusted based on the effective interest rate of the transaction, with the effective rate as defined in the applicable contract, as adjusted by the related costs of the transaction.

The fair value of investments with publicly-available quotations is based on applicable market prices. With regard to financial assets without an active market, we establish the fair value through valuation techniques, which include comparisons with recent third-party transactions, reference to other instruments that are substantially similar, an analysis of discounted cash flows and option pricing models. The selection of the most appropriate valuation technique among a variety of methods involves our judgment and requires our management to make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Derivatives are initially recognized at their fair value on the date the derivative contract is executed and are subsequently re-measured at their fair value. We make assumptions as to future foreign exchange and interest rates to recognize the fair value of each derivative instrument. We designate some derivatives under hedge accounting relationships either as hedges (1) of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge) or (2) of currency risk of a net investment in a foreign operation (net investment hedge).

(1)	Cash flow hedges – The effective portion of changes in the fair value of our derivatives designated as cash flow hedges is recognized in stockholders’ gains or losses related to the non-effective portion are immediately recognized in our statement of income.

(2)	Net investment hedge – We have designated certain of our foreign-denominated indebtedness as hedges for a portion of our foreign investments. For instance, we used our Euro-denominated international bonds to hedge our investment in Cimpor and after our completion of the 2012 Cimpor asset exchange, we use thesebonds to hedge our investment in VCEAA. The portion of foreign exchange gains/losses on such foreign-denominated indebtedness designated for hedge accounting is recorded in our stockholders’ equity. We account for our net investment hedges similarly to our cash flow hedges. Any accumulated gains and losses in our stockholders’ equity are recognized in our statement of income when we partially or fully disposed of the foreign investment.

Contingent liabilities and legal obligations

We recognize provisions for environmental restoration, restructuring costs and legal claims when: (1) we have a present legal or constructive obligation as a result of past events; (2) it is probable that we will be required to make payment to settle the obligation; and (3) the amount has been reliably estimated. We do not recognize provisions for future operating losses.

When there are a number of similar obligations, we determine the likelihood that a cash outflow will be required by considering the class of obligations as a whole. We recognize a provision even if the likelihood of a payment with respect to any one item included in the same class of obligations may be small. We measure provisions at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. We recognize an increase in the provision due to the passage of time as interest expense.

We are party to labor, civil and tax proceedings, which are currently being adjudicated at different administrative and court levels. The provisions for contingencies against potentially unfavorable outcomes of litigation in progress are established and updated based on our management’s evaluation and the advice and opinion of external legal counsel, and require a significant level of difficult, subjective and complex judgments regarding the matters involved as to the probability of loss and as to the amount to be provided for those contingencies where the loss is considered probable.

Business combinations

We use the purchase method to account for our acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed on the closing date. Acquisition-related costs are expensed as incurred.

We measure the identifiable assets acquired and liabilities assumed at their fair value on the acquisition date. The non-controlling interest in an acquired company is valued at the fair value of the equity or at the relevant portion of fair value of the acquired company’s net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, requires significant judgments including valuation techniques to be used as well as depending on the method used in estimating future cash flows, fair value, credit risk and others, and could be significantly different from actual results.

We value the non-controlling stake in an entity in which we share control at the proportional fair value of the business or at the proportional fair value of the company’s net identifiable assets.

The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed and non-controlling interest is recorded as goodwill and, if the acquisition cost is lower we record a bargain purchase gain in the statement of income on the acquisition date. Goodwill is not amortized, but is subject to impairment testing in accordance with IFRS. See “—Impairment of goodwill and investments” above.

For transactions in which we acquire a controlling equity interest in an entity in which we already held an equity interest immediately prior to the acquisition date, the previously acquired equity interest is revalued to fair value on the acquisition date, and we recognize it in the statement of income.

Income tax, social contribution and other taxes

We are subject to income taxes in all countries in which we operate. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes are due. Where the final tax outcome of these issues is different from the amounts that were initially recorded, these differences impact the current and deferred income tax assets and liabilities in the period in which the determination is made.

Employee benefits

We participate in pension plans managed by private pension funds, which provide post-employment benefits to employees. For our employees in Brazil, we sponsor a defined contribution plan. We also offer post-retirement health care benefits to our employees.

The liability that we recognize in our balance sheet related to our defined benefit pension plans corresponds to the present value of the defined benefit obligation at the end of the reporting period less the fair value of the plans’ assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

The liability related to the health care plan for retired employees is recorded on our balance sheet at the present value of the obligation, less the market value of the plans’ assets, adjusted by actuarial gains and losses and past-services costs, similar to the accounting methodology used for defined benefit pension plans. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow. Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are recognized in equity.

The present value of the health care plan obligations and of our defined benefit pension obligation depends on a number of factors that are determined on an actuarial basis using various assumptions, including the discount rate. The discount rate is the interest rate that we use to determine the present value of estimated future cash outflows related to the pension and healthcare benefits, which we determine at the end of each year. Any changes in the assumptions that we use to calculate these obligations would impact the recorded fair value as of the balance sheet date.

Revenue recognition and resulting accounts receivable

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating intercompany sales. We recognize revenue when: (1) the amount of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to us; and (3) specific criteria have been met for each of the activities as described below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

We recognize revenue and associated cost of sales at the time we deliver products to our customers or when title and associated risks pass to our customers. Revenue is recorded net of taxes, discounts and sales returns. The allowance for doubtful accounts is recorded in an amount considered sufficient to cover any probable losses on realization of trade accounts receivable and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts requires that all receivables should be individually reviewed by our legal, collection and credit departments, in order to determine the amount of the probable expected losses.

Revenue recognition is based on the following two principles:

(1)	Sales of products – Sales are made in cash or for payment in up to 30 days. Revenue is recognized upon delivery of our products to the carrier, when the ownership and risk of loss are transferred to the customer.

(2)	Sale of services – We provide services such as concrete pouring, co-processing and transportation. These services are provided based on time and material or as a fixed-price contract, and the term of the contract generally varies between less than one year and three years. Revenue for such services is recognized when services are provided.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress toward completion, we revise the estimates. Any revisions may result in increases or decreases in estimated revenues or costs and are reflected in income in the period in which the circumstances that give rise to the revision become known to management.

Review of the useful lives and recoverability of long-lived assets

We review long-lived assets to be held and used in our activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of discounted future cash flows. We adjust the net book value of its underlying assets if the sum of the expected discounted future cash flows is less than the book value.

For additional information on our significant accounting policies, see notes 2 and 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Principal Factors Affecting Our Revenue and Results of Operations

Cyclicality Affecting Our Products

The construction industry in Brazil is cyclical and dependent upon the residential and commercial construction markets. According to the SNIC, consumption of cement has increased significantly over the past 60 years, from 1.8 million tons in 1950 to 69.3 million tons in 2012. The increased demand resulting from this growth in consumption has caused cement producers to experience periods of insufficient capacity to fulfill demand for their products, despite recent capacity expansion programs in the industry. Periods of insufficient capacity have generally resulted in increased capacity utilization rates and higher market prices for our products, leading to increased operating margins. These periods have often been followed by periods of capacity additions, which have generally resulted in declining capacity utilization rates and lower selling prices, leading to declining operating margins.

We expect that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely continue in the future, principally due to the continuing impact of four general factors:

•	cyclical trends in general business and economic activity produce swings in demand for our products, which may affect our operations;

•

during periods of reduced demand, the high fixed cost structure of the capital intensive cement industry generally leads producers to compete on the basis of price in order to maximize capacity utilization;

•

significant capacity additions, whether through plant expansion or construction, can require up to two years (or longer) to implement and are therefore necessarily based upon estimates of future demand; and

•

as competition in the cement industry is generally affected by price, being a low-cost producer is critical to maintaining profitability. This factor favors producers with larger plants that maximize economies of scale. However, construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

Macroeconomic Conditions in Brazil

Sales in Brazil represented 81.3% of our consolidated net revenue in 2012. As a Brazilian company with a significant portion of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Because of our significant operations in the country, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil grew at a compound average annual rate of 5.4% from 2001 through 2011. The downward trend in inflation in recent years has allowed the Brazilian Central Bank to ease the SELIC interest rate, which is the short-term benchmark interest rate, to 7.3% as of December 31, 2012, from 17.8% as of December 31, 2004.

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% as of December 2002 to 4.6% as of December 31, 2012, as reported by IBGE. During this period, private consumption has followed a similar positive trend. As reported by the IBGE, private consumption in Brazil grew by 6.9%, 4.1% and 2.8% in 2010, 2011 and the nine-month period ended September, 2012, respectively.

Our management believes that economic growth in Brazil should positively affect our future net revenue and results of operations. Brazil’s stable economic and political environment, increasing personal income levels, combined with reduced interest rates, a significant housing deficit, opportunities for growth in the construction sector and the implementation of large infrastructure projects by the Brazilian federal government will drive substantial additional demand for cement, ready-mix concrete, aggregates and other heavy building materials. The Brazilian federal government has announced plans to substantially increase public and private infrastructure spending, particularly through its PAC with an estimated investment of R$955 billion by 2014 of which approximately 10.0% has yet to be disbursed, for highways, ports and airports, among other projects as of December 2012. According to the Brazilian Central Bank, the federal government expects to invest approximately R$390 billion in home construction in Brazil from 2012 to 2015. This amount also includes the MCMV program, which has delivered more than one million housing units from 2007 to 2010 and is expected to deliver an additional 2.4 million housing units from 2011 to 2014 (representing approximately R$142 billion in housing investments). In addition to the PAC, the Brazilian cement market will also experience additional demand due to the 2014 FIFA World Cup and the 2016 Olympic Games. However, lower than expected growth or a recession in Brazil would likely reduce our future net revenue and have a material adverse effect on our results of operations.

The following table sets forth certain Brazilian macroeconomic indicators as of and for the years ended December 2012, 2011 and 2010:

	As of and for the Year Ended December 31,
	2012			2011		2010
Real GDP growth		0.7	%(1)		2.8%		7.6%
Private consumption growth		n.a.			4.1%		6.9%
Inflation rate (IGP M)(2)		7.8%			5.1%		11.3%
Inflation rate (IPCA)(3)		5.8%			6.5%		5.9%
CDI(4)		6.9%			11.9%		10.6%
SELIC rate(5)		7.3%			11.0%		10.7%
TJLP(6)		5.5%			6.0%		6.0%
Unemployment		4.6%			4.7%		5.3%
Appreciation (devaluation) of real against the U.S. dollar		(8.9)%			(12.6)%		4.3%
Exchange rate of reais against U.S.$1.00(5)	R$	2.044		R$	1.876	R$	1.666

Sources: IBGE, the Brazilian Central Bank, Cetip and FGV.

(1)	Through September 30, 2012.
(2)	IGP-M is the general index of market prices calculated by FGV (accumulated for the end of each period).
(3)	IPCA is a consumer price index calculated by the IBGE (accumulated for the end of each period).
(4)	The CDI rate is the average interbank deposit index applicable in Brazil (accumulated for the end of each period).
(5)	As of the last day of the relevant period.
(6)	TJLP is the interest rate applied by BNDES for long term financings (end of each period).

Our Cost Structure

Cement production is a capital intensive activity, based on the extraction and transformation of natural resources. As a result, our cost structure is based mainly on energy costs (electricity and thermal energy), maintenance and repair of our assets, labor costs and freight costs, collectively accounting for 65.3% of our average total costs during our last three fiscal years.

Electric Energy. Our production facilities consume significant amounts of electricity. In 2012, 2011 and 2010, electricity costs represented approximately 7.8%, 8.6% and 8.1%, respectively, of our total costs. We own one hydroelectric plant in the Northeast region of Brazil with a total installed capacity of 160 MW and a 5.6% equity interest in a hydroelectric plant located in the South region of Brazil with a total installed capacity of 1,140 MW. We also own four additional small hydroelectric stations with a combined installed capacity of 12.2 MW in the states of Minas Gerais and Paraná. Furthermore, we own or hold interests in three hydroelectric plants in the states of Mato Grosso, Santa Catarina and Pará/Tocantins, which have been under development since 1988, 2002 and 2002, respectively, and which are currently not operational. Our power plants and power plants in which we hold an interest supplied approximately 27.5%, 27.8% and 25.3% of the electric energy needs of our Brazilian operations in 2012, 2011 and 2010, respectively. We also purchase energy from our affiliate Votener – Votorantim Comercializadora de Energia Ltda., or Votener, which manages the energy generation of VID’s industrial operations, under long-term contracts with an initial five-year term, which generally expire in December 2016. Votener supplied approximately 43.0%, 53.0% and 43.8% of the electric energy needs of our Brazilian operations in 2012, 2011 and 2010, respectively. We acquire the remainder of the energy consumed in our cement operations through one-year contracts with third parties which are automatically renewed unless otherwise terminated by either party with a six-month prior written notice and that allow us to revise and adjust the energy to be purchased on a semi-annual basis. In North America, we purchase electricity in the spot market and under long-term agreements. In 2012, 2011 and 2010, our purchases in the spot market supplied approximately 75% of the total electricity needs of our North American operations. We have a long-term power supply agreement for one of our cement plants in North America which expires on December 31, 2015, which agreement accounted for approximately 25% of the total electricity needs of our North American operations.

Thermal Energy. We use thermal energy obtained through the usage of a mix of fossil fuels and the co-processing of alternative fuels to run our kilns. In 2012, 2011 and 2010, thermal energy costs represented 9.8%, 10.7% and 9.8%, respectively, of our total costs. Our kilns use diesel fuel, petcoke (petroleum coke) and coal that we purchase in the international markets as our main fossil fuel, with petcoke being the most significant cost contributor. Although average petcoke costs decreased 30.0% from 2011 to 2012, average petcoke costs have increased during prior years (average prices have increased 15.1% from 2010 to 2011 and 18.5% from 2009 to

2010). As a result of these recent increases, and our commitment to decrease the release of carbon dioxide (CO²) (as the processes of chemical conversion of stone in the rotary kiln use a large amount of fossil fuels and release a large quantity of CO² in the atmosphere), we have been investing heavily in energy efficiency improvements and the increase of the usage of alternative fuels.

Maintenance and Repair. Our industry is capital intensive and we incur maintenance costs necessary to preserve the productivity and durability of our cement plants. In 2012, 2011 and 2010, maintenance costs represented approximately 17.1%, 17.4% and 14.7%, respectively, of our total cost. Our maintenance costs have increased over the last few years mainly due to the high capacity utilization rates in our Brazilian operations over the last three years. In addition, increased labor costs (as scheduled repairs use intensive labor, both our own and third party) and the depreciation of the real (with the related impact on costs of imported machinery) have contributed to the increase of our maintenance costs.

Freight costs. Our freight costs include the cost of transporting (1) raw materials to our production facilities from our quarries or the location of our suppliers, (2) our products to our distribution centers, and (3) our products from our distribution centers to end consumers. In 2012, 2011 and 2010, freight costs represented approximately 16.0%, 14.5% and 16.0%, respectively, of our total costs.

Labor costs. Our labor costs comprise mainly compensation, social contribution and employee benefits. In 2012, 2011 and 2010, we recorded labor costs of R$1,106.9 million, R$983.5 million and R$879.9 million, respectively. We have managed to keep our labor costs at an average of 14.2% of the total cost of our operations over the last three years, despite inflationary pressure over the wages in Brazil’s market in the last decade.

Effects of Fluctuations in Exchange Rates between the Real and Other Currencies

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against foreign currencies, mainly the U.S. dollar and the Euro, because:

•	a portion of our revenues is denominated in or linked to U.S. dollars;

•	we incur the cost of some of our raw materials in U.S. dollars or at prices that are U.S. dollar-linked;

•	we have certain operating expenses, and make certain other expenditures, that are denominated in or linked to the U.S. dollar; and

•	we have significant amounts of foreign currency-denominated financial liabilities that require us to make principal and interest payments in U.S. dollars and Euros.

Our consolidated U.S. dollar—and Euro-denominated indebtedness represented 32.4% and 16.6%, respectively, of our outstanding indebtedness as of December 31, 2012, excluding the effects of related party transactions. As a result, when the real depreciates against the U.S. dollar or the Euro:

•	the interest cost on our U.S. dollar—and Euro-denominated indebtedness increases in reais, which negatively affects our financial income (expense), net in reais; and

•	the aggregate amount of our U.S. dollar—and Euro-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase.

An appreciation of the real against the U.S. dollar or the Euro has converse effects.

Sales by certain of our foreign subsidiaries, which enable us to generate receivables payable in foreign currencies, tend to provide a natural hedge against our U.S. dollar-denominated or Euro-denominated debt service obligations, but they do not fully match them. In addition, we designate certain of our Euro-denominated indebtedness to hedge our investment in Cimpor.

Effect of Indebtedness Level and Interest Rates

As of December 31, 2012, our total outstanding indebtedness on a consolidated basis was R$12,793.0 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of income. Financial expenses consist of interest expense, exchange gains/losses on U.S. dollar—and other foreign currency-denominated debt, derivative losses or gains, and other items as set forth in note 29 to our audited consolidated financial statements. In 2012, we recorded financial expenses of R$869.9 million, which included R$657.4 million in interest expense related to our loans and financings. The interest rates we pay on our indebtedness depend on a variety of factors, including prevailing Brazilian and international interest rates, any collateral or guarantees and risk assessments of our company, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess our debt securities.

Each of S&P, Moody’s and Fitch Ratings Inc., or Fitch, maintain ratings on certain of our debt securities. S&P and Moody’s also maintain ratings on Votorantim Cement North America, or VCNA. We currently do not have a corporate rating, although we intend to seek a rating in the future. Any ratings downgrades in the future would likely result in increased interest and other financial expenses to us relating to our future borrowings and issuances of debt securities and could materially adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Effect of our Cimpor Acquisition and the 2012 Cimpor Asset Exchange

On February 3, 2010, we entered into a share exchange agreement with Lafarge whereby we agreed to transfer our activity, business and assets related to the former Cocalzinho, Cipasa and Aratú cement plants in Brazil to Lafarge, as well as 30% of the slag we received in our granulation facility in Santa Cruz from Companhia Siderúrgica do Atlântico, or CSA, in exchange for a 17.28% equity stake in Cimpor held by Lafarge. We received this equity stake in Cimpor from Lafarge upon signing of the share exchange agreement, and we subsequently transferred these three cement plants to Lafarge on July 19, 2010. On February 17, 2010, we acquired an additional 26.0 million shares of Cimpor, representing an additional 3.93% equity interest for a cash purchase price of R$390.0 million. As a result of this acquisition, our equity stake in Cimpor increased to a total of 21.21% of its outstanding capital stock. We recorded a gain of R$1,672.4 million in connection with the exchange of assets related to our acquisition of a 17.28% equity interest in Cimpor which did not affect cash, and in 2011, we recorded an impairment loss on equity of investees of R$586.5 million.

On June 25, 2012, we entered into an exchange agreement with Camargo Correa Cimentos Luxembourg S.à.r.l. and InterCement Austria Holding GmbH, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s cement production assets in Spain, Morocco, Tunisia, Turkey, India and China, together with a quarry in Peru, and 21.21% of Cimpor’s net debt. On December 21, 2012, we concluded this transaction, resulting in an increase in our total annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria Holding GmbH on January 21, 2013. Following the closing of the 2012 Cimpor asset exchange, we ceased to recognize our equity investment in Cimpor as an asset and the related gains/losses under equity in results of investees in our statement of income and began to consolidate 100% of the assets, liabilities and results of operations related to the operations in Spain, Morocco, Tunisia, Turkey, India and China and the limestone quarry in Peru. We recognized a gain of R$266.8 million in 2012 in connection with our disposal of our 21.21% equity interest in Cimpor and recognized a loss of R$170.1 million corresponding to the amounts of accumulated translation adjustment and hedge accounting on the investment in Cimpor previously recorded in equity that we transferred to income upon the disposal.

We do not intend to continue our operations in China, and we have implemented a plan to dispose of this business. As a result, these assets and liabilities are presented as separate line items in our balance sheet. Our management expects this sale to be consummated during 2013.

In filings we make on or after March 5, 2013 (the 74th day after consummation of the 2012 Cimpor asset exchange) we expect to include separate audited financials statements of the businesses acquired as of and for the years ended December 31, 2012 and 2011, and certain pro-forma financial information consisting of our statement of income for the year ended December 31, 2012, reflecting, on a pro-forma basis, the 2012 Cimpor asset exchange as if it had been consummated on January 1, 2012.

Results of operations

In the following discussion, references to increases or decreases in any year are made by comparison with the prior year, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the years indicated to our consolidated results of operations, see note 34 to our audited consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

The following table sets forth audited consolidated financial information for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,		Variation
	2012	2011	Amount	(%)
	(in millions of reais)
Statement of Income
Revenues	9,481.7	8,698.4	783.3	9.0%
Cost of sales and services	(6,177.1)	(5,684.5)	(492.6)	8.7%

Gross profit	3,304.6	3,013.9	290.6	9.6%
Selling expenses	(610.0)	(595.4)	(14.6)	2.5%
General and administrative expenses	(668.0)	(530.0)	(138.0)	26.0%
Gain on disposal of our 21.21% equity interest in Cimpor	266.8	—	266.8	n.m. (1)
Other operating income (expense), net	284.7	(295.9)	580.6	n.m. (1)

Operating profit before equity results and net financial expense	2,578.1	1,592.6	985.5	61.9%
Recognition of other comprehensive loss upon disposal of our 21.21% equity interest inCimpor	(170.1)	—	(170.1)	n.m. (1)
Equity in results of investees	25.5	311.8	(286.3)	(91.8%)
Financial expense, net	(935.3)	(772.5)	(162.8)	21.1%

Profit before income tax and social contribution	1,498.2	1,131.9	366.3	32.4%
Income tax and social contribution	142.3	(277.1)	419.4	n.m. (1)

Net income	1,640.5	854.8	785.7	91.9%

(1)	Not meaningful.

Summarized in the table below are our sales volumes for each of our operating segments and further broken down by product in 2012 and 2011, as well as percentage increases and decreases in average prices in 2012 compared to 2011:

	For the Year Ended December 31,			For the Year Ended December 31, 2012
	Sales Volumes		Variation	Average Price Variation
	2012	2011	%	%
Brazil:
Cement (in thousands of tons) (1)	24,466	23,682	3.3	4.1
Ready-mix concrete (in thousands of cubic meters)	4,819	4,572	5.4	1.0
Aggregates (in thousands of tons)	15,070	16,696	(9.7)	0.4
Mortar (in thousands of tons)	1,699	1,587	7.0	2.8
North America:
Cement (in thousands of tons)	4,009	3,621	10.7	(3.1)
Ready-mix concrete (in thousands of cubic meters)	3,923	3,984	(1.6)	0.5
Aggregates (in thousands of tons)	11,323	10,370	9.2	(0.7)
Consolidated:
Cement (in thousands of tons)	28,475	27,302	4.3	5.3
Ready-mix concrete (in thousands of cubic meters)	8,742	8,556	2.2	8.8
Aggregates (in thousands of tons)	26,392	27,066	(2.5)	5.5
Mortar (in thousands of tons)	1,699	1,587	7.1	2.8

(1)	Includes our operations in Bolivia.

Revenues

Our consolidated revenues increased by 9.0%, or R$783.3 million, to R$9,481.7 million in 2012, from R$8,698.4 million in 2011, mainly due to (1) higher sales volumes in our products in 2012 compared to 2011, including a 4.3%, 2.2% and 7.1% increase in our cement, ready-mix concrete and mortar sales volumes, respectively, and (2) a 5.3%, 8.8%, 5.5% and 2.8% increase in our average cement, ready-mix concrete, aggregates and mortar sales prices, respectively, in 2012 compared to 2011. This increase was partially offset by a 2.5% decrease in our average aggregates sales volume in 2012 compared 2011.

•

Brazilian operations. Revenues of our Brazilian operations, including South America, increased by 6.3%, or R$454.7 million, to R$7,705.1 million in 2012 from R$7,250.4 million in 2011, primarily as a result of (1) higher sales volumes of our products in 2012, including a 3.3%, 5.4% and 7.0% increase in our cement, ready-mix concrete and mortar sales volumes, respectively, mainly due to the commencement of operations of new plants and mills in 2011, including our Poty Paulista mill in April 2011, our Imbituba mill in May 2011, our Vidal Ramos cement plant in July 2011, our São Luís mill in December 2011 and our new production line at our Salto de Pirapora also in December 2011, and (2) a 4.1%, 1.0%, 0.4% and 2.8% increase in the average sales price of our cement, ready-mix concrete, aggregates and mortar, respectively, in 2012 compared to 2011, attributable to increases in sales in regions with generally higher selling prices. These increases were partially offset by a 9.7% decrease in our aggregates sales volumes in 2012.

•

North American operations. Revenues of our North American operations increased by 22.7%, or R$328.6 million, to R$1,776.6 million in 2012 from R$1,448.0 million in 2011. Excluding the effects of exchange rate variations between the real and the U.S. dollar, our revenues increased by 3.5%, primarily as a result of a (1) 10.7% and 9.2% increase in our cement and aggregates sales volumes, respectively, and (2) a 0.5% increase in our ready-mix concrete average sales prices, primarily as a result of the impact of continued improvement in economic fundamentals in the United States as well as construction projects that started earlier than planned in 2012, due to the milder winter conditions compared to 2011. These increases were partially offset by (1) a 1.6%decrease in our ready-mix concrete sales volume, and (2) a 3.1% and 0.7% decrease in our average cement and aggregates sales prices, mainly as a result of market conditions.

Cost of sales and services

Our consolidated cost of sales and services increased by 8.7%, or R$492.6 million, to R$6,177.1 million in 2012, from R$5,684.5 million in 2011, primarily as a result of (1) higher sales volumes of all our products in 2012 and (2) a 19.6%, or R$153.2 million, increase in our fixed costs in 2012 as a result of increased labor and third-party services costs. The increase in labor and services costs was a result of the combined effect of (1) a 4% real average increase in wages of our plant workers in Brazil during 2012, consistent with an overall increase in salaries above the inflation rate in the industrial sector in Brazil and (2) the commencement of operations of our new plants in Brazil in 2011, which resulted in a 14.0% increase in the number of our plant workers to 4,210 as of December 31, 2012 from 3,693 as of December 31, 2011. These increases were partially offset by a 0.5%, or R$30.0 million, decrease in variable costs, mainly due to a 30.0% decrease in average petcoke prices in the international market to U.S.$63.6 per ton in 2012 from U.S.$90.8 per ton in 2011. The impact of this decrease in Brazil was partially offset by an 8.9% appreciation of the real against the U.S. dollar during 2012 compared to 2011.

Gross profit

As a result of the foregoing, our consolidated gross profit increased by 9.6%, or R$290.6 million, to R$3,304.6 million in 2012, from R$3,013.9 million in 2011. Our gross margin increased to 34.9% in 2012 from 34.6% in 2011.

Selling expenses

Our consolidated selling expenses increased by 2.5%, or R$14.6 million, to R$610.0 million in 2012, from R$595.4 million in 2011, primarily due to (1) higher sales volumes in all of our products in 2012, (2) higher freight costs per ton in Brazil for all of our products, including a 15.3% increase in freight costs per ton for our cement in 2012, mainly attributable to a 3.0% increase in average fuel prices to R$2.09 in December 2012 from R$2.03 in December 2011, and (3) a 12.0%, or R$11.4 million, increase in logistics expenses due to an increase in the number of our distribution centers to 52 as of December 31, 2012 from 44 as of December 31, 2011 and the related increase in operating expenses attributable to those new centers.

General and administrative expenses

Our consolidated general and administrative expenses increased by 26.0%, or R$138.0 million, to R$668.0 million in 2012, from R$530.0 million in 2011, primarily due to a 28.1% increase in administrative personnel expenses and a 23.3% increase in consulting services in Brazil 2012. The 16.2%, or R$43.9 million, increase in personnel expenses is mainly attributable to an increase in the number of our employees in Brazil to 9,265 as of December 31, 2012 from 8,161 as of December 31, 2011 and an increase in the salaries of our administrative employees, consistent with the 6.5% inflation rate in Brazil during 2011. The 23.3%, or R$40.8 million, increase in consulting expenses in Brazil was attributable to the expansion of our operations and implementation of our growth strategy, including improvements to our commercial model and reduction of maintenance costs.

Other operating income (expense), net

Our consolidated other operating income (expense), net increased R$580.6 million, to income of R$284.7 million in 2012 from an expense of R$295.9 million in 2011 due to an impairment expense of R$586.5 million recorded in 2011 in connection with our investments in Cimpor and Bío Bío. Excluding the effect of the impairment expense recorded in 2011, our other operating income (expense), net decreased by 2.0% in 2012 compared to 2011.

Operating profit before equity results and net financial expenses

As a result of the foregoing, our consolidated operating profit before equity results and net financial expenses increased by 61.9%, or R$985.5 million, to R$2,578.1 million in 2012, from R$1,592.6 million in 2011. Our operating margin increased to 27.2% in 2012 from 18.3% in 2011.

•

Brazilian operations. Operating profit of our Brazilian operations, including South America, increased by 59.3%, to R$2,492.6 million in 2012, from R$1,564.4 million in 2011. The operating margin of our Brazilian operations, including South America, increased to 32.3% in 2012, from 21.6% in 2011.

•

North American operations. Operating profit of our North American operations increased by R$57.4 million to R$85.6 million in 2012, from R$28.2 million in 2011. The operating margin of our North American operations increased to 4.8% in 2012 from 1.9% in 2011.

Equity in results of investees

Our consolidated equity in results of investees decreased by 91.8%, or R$286.3 million, to R$25.5 million in 2012, from R$311.8 million in 2011, primarily due to a R$203.5 million decrease in the income from our 21.2% equity interest in Cimpor in 2012 attributable to a net loss recorded by Cimpor during that period compared to net income recorded during 2011. Excluding the results from our equity interest in Cimpor, our equity in investees decreased by 38.8%, or R$72.8 million, to R$114.7 million in 2012 from R$187.5 million in 2011.

Financial expense, net

Our financial expense, net increased by 21.1%, or R$162.8 million, to R$935.3 million in 2012, from R$772.5 million in 2011, primarily due to the combined effect of (1) a 20.2% increase in our financial expenses to R$869.9 million in 2012 from R$723.6 million in 2011, (2) a 50.5% increase in our foreign exchange losses to R$381.8 million recorded in 2012, from R$253.6 million in foreign exchange losses recorded in 2011, and (3) a 54.5% increase in financial income to R$316.5 million in 2012 from R$204.9 million in 2011.

The 20.2% increase in financial expenses was primarily due to a 37.1% increase in interest expense on loans and financings to R$657.4 million in 2012 from R$479.4 million in 2011, mainly attributable to an increase in our loans and financings to R$12,793.0 million as of December 31, 2012 from R$8,056.7 million as of December 31, 2011. The R$128.2 million increase in foreign exchange losses was primarily due to the 8.9% depreciation of the real against the U.S. dollar in 2012 as compared to the 12.6% depreciation of the real against the U.S. dollar in 2011. The 54.5% increase in financial income was mainly a result of a 35.4% increase in interest from financial assets to R$242.8 million in 2012 from R$179.3 million in 2011, attributable to an increase in financial assets from R$1,450.5 million as of December 31, 2011 to R$2,032.4 million as of December 31, 2012.

Income tax and social contribution

Our consolidated income tax and social contribution expense changed to a benefit of R$142.3 million in 2012 from an expense of R$277.1 million in 2011. Despite the increase in operating profit before equity results and net financial expenses in 2012 as compared to 2011, our consolidated income tax and social contribution decreased primarily a result of the effect of a reversal of deferred income tax liability with respect to our investment in Cimpor upon closing of the 2012 Cimpor asset exchange, which transaction did not have any current income tax effect. We had a nominal tax rate of 34.0% in 2012 and 2011, and an effective tax rate of 24.5% in 2011.

Net income

As a result of the foregoing, our consolidated net income increased by 91.9%, or R$785.7 million, to R$1,640.5 million in 2012, from R$854.8 million in 2011.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

The following table sets forth audited consolidated financial information for the years ended December 31, 2011 and 2010:

	For the Year Ended December 31,		Variation
	2011	2010	Amount	(%)
	(in millions of reais)
Statement of Income
Revenues	8,698.4	8,047.1	651.3	8.1
Cost of sales and services	(5,684.5)	(4,986.9)	(697.5)	14.0

Gross profit	3,013.9	3,060.2	(46.3)	(1.5)
Selling expenses	(595.4)	(500.7)	(94.7)	18.9
General and administrative expenses	(530.0)	(413.1)	(116.8)	28.3
Gain on transfer of assets – 2010 Cimpor asset exchange	—	1,672.4	1,672.4	n.m. (1)
Other operating income (expense), net	(295.9)	187.2	(483.2)	n.m. (1)

Operating profit before equity results and net financial expenses	1,592.6	4,006.0	(2,413.4)	(60.2)
Equity in results of investees	311.8	192.0	119.8	62.4
Financial expense, net	(772.5)	(390.8)	(381.7)	97.7

Profit before income tax and social contribution	1,131.9	3,807.2	(2,675.3)	(70.3)
Income tax and social contribution	(277.1)	(1,126.8)	849.7	(75.4)

Net income	854.8	2,680.4	(1,825.6)	(68.1)

(1)	Not meaningful.

Summarized in the table below are our sales volumes for each of our operating segments further broken down by product in 2011 and 2010, as well as percentage increases and decreases in average prices in 2011 compared to 2010:

	For the Year Ended December 31,			For the Year Ended December 31, 2011
	Sales Volumes		Variation	Average Price Variation
	2011	2010	%	%
Brazil:
Cement (in thousands of tons) (1)	23,682	22,788	3.9	3.5
Ready-mix concrete (in thousands of cubic meters)	4,572	4,188	9.2	3.1
Aggregates (in thousands of tons)	16,696	13,331	25.2	1.0
Mortar (in thousands of tons)	1,587	1,366	16.2	7.4
North America:
Cement (in thousands of tons)	3,621	3,581	1.1	1.4
Ready-mix concrete (in thousands of cubic meters)	3,984	4,151	(4.0)	1.0
Aggregates (in thousands of tons)	10,370	11,377	(8.8)	(3.1)
Consolidated:
Cement (in thousands of tons)	27,302	26,368	3.6	1.3
Ready-mix concrete (in thousands of cubic meters)	8,556	8,339	2.6	(4.6)
Aggregates (in thousands of tons)	27,066	24,707	9.5	(4.6)
Mortar (in thousands of tons)	1,587	1,366	16.2	7.4

(1)	Includes our operations in Bolivia

Revenues

Our consolidated revenues increased by 8.1%, or R$651.3 million, to R$8,698.4 million in 2011, from R$8,047.1 million in 2010, mainly due to (1) higher sales volumes in all of our products in 2011, including a 3.6%, 2.6%, 9.5% and 16.2% increase in our cement, ready-mix concrete, aggregates and mortar sales volumes, respectively, and (2) a 1.3% and 7.4% increase in our average cement and mortar sales prices, respectively, in 2011 compared to 2010.

•

Brazilian operations. Revenues of our Brazilian operations, including South America, increased by 10.9%, or R$712.3 million, to R$7,250.4 million in 2011 from R$6,538.1 million in 2010, primarily as a result of (1) higher sales volumes of our products in 2011, including a 3.9%, 9.2%, 25.2% and 16.2% increase in our cement, ready-mix concrete, aggregates and mortar sales volumes, respectively, mainly due to the commencement of operations of new plants and mills in 2011, including our Sepetiba unit in January 2011, our Poty Paulista unit in April 2011, our Imbituba unit in May 2011 and our Vidal Ramos unit in July 2011, and (2) a 3.5%, 3.1%, 1.0% and 7.4% increase in the average sales price of our cement, ready-mix concrete, aggregates and mortar, respectively, in 2011, mainly due to the increase in our sales volumes in the North and Northeast regions in Brazil, where our sales prices are generally higher.

•

North American operations. Revenues of our North American operations decreased by 4.0%, or R$61.0 million, to R$1,448.0 million in 2011 from R$1,509.0 million in 2010. Excluding the effects of exchange rate variations between the real and the U.S. dollar, our revenues increased by 0.8%, primarily as a result of a 1.1% increase in our cement sales volume, primarily as a result of the impact of continued improvement in economic fundamentals in Canada, which was partially offset by a 8.8% and 0.6% decrease in our aggregates and ready-mix concrete sales volume, respectively, primarily as a result of the effect of the continued economic downturn in the United States. The average sales prices of our cement and ready-mix concrete increased by 1.4% and 1.0%, respectively, while aggregates decreased by 3.1% mainly as a result of market conditions.

Cost of sales and services

Our consolidated cost of sales and services increased by 14.0%, or R$697.5 million, to R$5,684.5 million in 2011, from R$4,986.9 million in 2010, primarily as a result of (1) higher sales volumes in all our products in 2011, (2) a 17.8%, or R$88.3 million, increase in electricity expenses in 2011, mainly as a result of a 20.6% increase in electricity costs in Brazil, and (3) a 10.1%, or R$16.8 million, increase in personnel expenses attributable to the effects of inflation in Brazil, which resulted in a 5.4% increase in salaries of our employees during 2011.

Gross profit

As a result of the foregoing, our consolidated gross profit decreased by 1.5%, or R$46.3 million, to R$3,013.9 million in 2011, from R$3,060.2 million in 2010. Our gross margin decreased to 34.6% in 2011 from 38.0% in 2010.

Selling expenses

Our consolidated selling expenses increased by 18.9%, or R$94.7 million, to R$595.4 million in 2011, from R$500.7 million in 2010, primarily as a result of (1) higher sales volumes in all our products in 2011, (2) higher freight costs per ton for all of our products, including a 10.8%, 4.4% and 7.9% increase in freight costs per ton in Brazil for our cement, aggregates and mortar, respectively, in 2011, and (3) a 30.2%, or R$22.2 million, increase in logistics expenses due to measures implemented, including opening four new distribution centers in 2011, to improve customer service at our new distributions centers.

General and administrative expenses

Our consolidated general and administrative expenses increased by 28.3%, or R$116.8 million, to R$530.0 million in 2011, from R$413.1 million in 2010, primarily due to an R$80.0 million gain in 2010 related to the mitigation of certain tax contingencies as a result of an internal corporate reorganization we consummated in 2010.

Other operating income (expense), net

Our consolidated other operating income (expense), net decreased by R$483.2 million, to an expense of R$295.9 million in 2011 from an income of R$187.2 million in 2010, mainly as a result of an impairment expense of R$586.5 million recorded in 2011 in connection with our investments in Cimpor and Bío Bío. Excluding the effect of the impairment expense recorded in 2011, our other operating income (expense), net increased by 55.2% in 2011 compared to 2010, mainly attributable to a R$105.0 million increase in non-income tax benefits to R$195.4 million in 2011 from R$90.4 million in 2010.

Operating profit before equity results and net financial expenses

As a result of the foregoing, our consolidated operating profit before equity results and net financial expenses decreased by 60.2%, or R$2,413.4 million, to R$1,592.6 million in 2011, from R$4,006.0 million in 2010. Our operating margin decreased to 18.3% in 2011 from 49.8% in 2010.

•

Brazilian operations. Operating profit of our Brazilian operations, including South America, decreased by 60.3%, to R$1,564.4 million in 2011, from R$3,942.6 million in 2010. The operating margin of our Brazilian operations, including South America, which included the holding of our investment in Cimpor and the related gain on our acquisition of a 17.28% equity interest in Cimpor in February 2010 and impairment of this investment decreased to 21.6% in 2011, from 60.3% in 2010.

•

North American operations. Operating profit of our North American operations decreased by 55.5%, to R$28.2 million in 2011, from R$63.4 million in 2010. The operating margin of our North American operations decreased to 1.9% in 2011 from 4.2% in 2010.

Equity in results of investees

Our consolidated equity in results of investees increased by 62.4%, or R$119.9 million, to R$311.8 million in 2011, from R$192.0 million in 2010, primarily due to (1) a R$39.5 million increase in our equity in results from our 21.21% equity interest in Cimpor, (2) a R$25.3 million increase in our equity in results from our 38.25% equity interest in Sirama, our investee with cement operations in Brazil, (3) a R$19.6 million increase in our equity in results from our 15.27% equity interest in Votorantim Investimentos America Ltda., or VILA, and (4) a R$9.4 million increase in our equity in results from our 25.0% equity interest in Verona Participações Ltda. Excluding the results from our equity interest in Cimpor, our equity in results of investees decreased by 74.8%, or R$80.3 million, to R$187.5 million in 2011 from R$107.3 million in 2010.

Financial expense, net

Our financial expense, net increased by 97.7%, or R$381.7 million, to R$772.5 million in 2011, from R$390.8 million in 2010, primarily due to the combined effect of (1) R$253.6 million in foreign exchange losses recorded in 2011, as compared to R$97.2 million in foreign exchange gains recorded in 2010, (2) a 51.9% decrease in financial income to R$204.9 million in 2011 from R$425.8 million in 2010, and (3) a 20.8% decrease in financial expenses to R$723.6 million in 2011 from R$913.7 million in 2010.

The R$350.9 million increase in foreign exchange losses was primarily due to the 12.6% depreciation of the real against the U.S. dollar in 2011 as compared to the 4.3% appreciation of the real against the U.S. dollar in 2010. The 51.9% decrease in financial income was mainly a result of an 99.5% decrease in interest from loans to related parties to R$1.1 million in 2011 from R$230.4 million in 2010, attributable to a decrease in loans to related parties from R$257.1 million as of December 31, 2010 to R$52.8 million as of December 31, 2011. The 20.8% decrease in financial expenses was primarily due to a 92.7% decrease in interest expense on loans from related parties to R$29.6 million in 2011 from R$402.9 million in 2010, attributable to a decrease in loans from related parties from R$1,748.0 million as of December 31, 2010 to R$726.1 million as of December 31, 2011, which was partially offset by an 83.6% increase in interest expense on loans and financings to R$479.4 million in 2011 from R$261.1 million in 2010, mainly attributable to an increase in our loans and financings to R$8,056.7 million as of December 31, 2011 from R$5,248.3 million as of December 31, 2010.

Income tax and social contribution

Our consolidated income tax and social contribution expense decreased by 75.4%, or R$849.7 million, to R$277.1 million in 2011 from R$1,126.8 million in 2010. The lower tax expense reflects our lower profit before tax and social contribution of R$1,131.9 million in 2011, as compared to profit before tax and social contribution of R$3,807.2 million in 2010. We had a nominal tax rate and an effective tax rate of 34.0% and 24.5%, respectively, in 2011 and 34.0% and 29.6%, respectively, in 2010. The difference between the nominal and effective tax rates in 2011 compared to 2010 is primarily a result of non-taxable income on equity investees and tax incentives.

Net income

Our consolidated net income decreased by 68.1%, or R$1,825.6 million, to R$854.8 million in 2011, from R$2,680.4 million in 2010, mainly as a result of the R$1,672.4 million gain recorded in 2010 in connection with our acquisition of an equity interest in Cimpor.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	capital expenditures which consist primarily of expansion of our production capacity, maintenance of our operating facilities;

•	servicing of our indebtedness;

•	funds required for acquisitions of assets or equity interests in other companies; and

•	dividends on our shares.

Our principal sources of liquidity (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) have historically consisted of the following:

•	cash flows from operations;

•	long-term borrowings; and

•	issuance of debt securities in domestic and international capital markets.

During 2012, we used cash flow generated by our operations primarily for working capital requirements for investment activities, to service our indebtedness and for payment of dividends to our shareholders. As of December 31, 2012, our consolidated cash and cash equivalents and financial investments, amounted to R$3,002.0 million, and our consolidated working capital (defined as trade accounts receivable plus inventory less trade accounts payable) was R$1,236.6 million.

We believe that the our cash and cash equivalents on hand, cash from operations and borrowings available to us, together with the net proceeds of this offering, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of liquidity, weaker economic conditions could materially adversely affect our business and liquidity. In addition, our inability to access the capital markets could materially adversely affect our ability to obtain additional capital to grow our business and would adversely affect the cost and terms of this capital.

Capital expenditures

We expect to invest R$3,675.5 million during 2013, 2014 and 2015 in expansion projects to increase our capacity to meet additional demand for our products. We expect to incur approximately R$1,425.9 million over the next three years in capital expenditures (excluding expansion projects). We intend to use these funds on maintenance (45.0%), modernization projects (26.0%) health, safety and environmental projects (19.0%), including to assist with our continued compliance with applicable laws and regulations; and the remaining (10.0%) on other capital expenditures.

We had budgeted capital expenditures of approximately R$2,868.4 million (including R$899.9 million of our capital expenditures estimated to be incurred during 2013) during 2013, 2014 and 2015 related to our main expansion projects, including our projects in Edealina, Cuiabá, Rio Branco, Primavera, Santa Helena and Cimesa. We expect to meet these capital expenditure needs from our operating cash flow and cash on hand. We may also incur indebtedness to finance a portion of these expenditures, particularly if financing is available on attractive terms, from equipment suppliers.

Our actual capital expenditures may vary from the expected budgeted amounts we have described here, both in terms of the aggregate capital expenditures we actually incur and when we actually incur them.

The table below provides our principal capital expenditures incurred during the years and period indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais)
Expansion	1,171.3	1,332.5	681.0
Maintenance	195.8	138.9	158.6
Modernization	15.1	13.8	21.1
Health, safety and environmental	49.5	41.1	9.3
Others	68.3	196.8	94.4

Total	1,500.1	1,723.1	964.4

Between January 1, 2010 and December 31, 2012, we invested R$3,184.8 million in expansion projects in Brazil to increase our annual installed cement production capacity from 23.2 million tons in 2010 to 30.1 million as of December 31, 2012. Our main expansion projects during this period include the following:

•	In 2010, we commenced the construction of a new cement plant in Cuiabá, State of Mato Grosso, which commenced operations in November 2012.

•	In 2011, we completed the construction of a new slag mill in our Sepetiba unit, State of Rio de Janeiro, which commenced operations in January 2011.

•	In 2011, we completed the construction of a new pozzolan and cement mill in Poty Paulista, State of Pernambuco, which commenced operations in April 2011.

•	In 2011, we completed the construction of a new cement mill in Imbituba, State of Santa Catarina, which commenced operations in May 2011.

•	In 2011, we completed the construction of a new cement plant in Vidal Ramos, State of Santa Catarina, which commenced operations in July 2011.

•	In 2011, we completed the construction of a new cement mill in São Luís, State of Maranhão, which commenced operations in December 2011.

•	In 2011, we completed the construction of a new production line in our plant in Salto de Pirapora, State of São Paulo, which commenced operations in December 2011.

•	In 2012, we commenced the construction of a new cement mill at our plant in Cimesa, State of Sergipe, which commenced operations in October 2012.

The following table sets forth our principal capital expenditure projects classified as construction in progress and their respective aggregate cumulative amount expended as of December 31, 2012:

For the Year Ended December 31, 2012
Business Unit – Project	Description	Amount
		(in millions of reais)
Rio Branco	Construction of a new production line in Rio Branco – State of Paraná (PR)	536.2
Cuiabá	Construction of a new unit in Cuiabá – State of Mato Grosso (MT)	503.2
Edealina	Construction of a new unit in Edealina – State of Goiás (GO)	117.0

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais)
Net cash flows provided by (used in):
Operating activities	1,422.1	806.7	3,649.6
Investing activities	(1,207.3)	(1,553.9)	(1,947.8)
Financing activities	512.1	932.7	(1,688.1)
Effect of exchange rate on cash and cash equivalents	17.5	14.8	(2.7)
Increase (decrease) in cash and cash equivalents	726.9	185.4	13.7

Year Ended December 31, 2012

In 2012, our cash resulting from profit before income tax adjusted for non-cash items was R$3,285.9 million. We used R$625.2 million in working capital in 2012, which was mainly composed of cash flows of R$581.9 million used to increase our financial assets held for trading since these financial instruments yield a higher return than our cash and cash equivalents and are highly liquid instruments, which allows us to fund our operating activities as needed. In 2012, we also paid interest of R$719.1 million and income taxes and social contribution of R$519.5 million, resulting in net cash provided by operating activities of R$1,422.1 million.

Our net cash flow used in investing activities was R$1,207.3 million in 2012, mainly as a result of our acquisition of property, plant and equipment in the amount of R$1,500.1 million during the year, which was partially offset by cash balances of R$148.8 million held by VCEAA as of the date we consummated the 2012 Cimpor asset exchange. However, our cash flow statement for the year ended December 31, 2012, does not reflect our payment on January 21, 2013, of €57.0 million (equivalent to R$154.9 million using the exchange rate applicable as of January 21, 2013, of R$2.7181 per €1.00) to InterCement Austria Holding GmbH as a result of certain post-closing adjustments related to the 2012 Cimpor asset exchange. In 2012, we also received dividends from our equity investees in the aggregate amount of R$193.4 million.

Our net cash flow provided by financing activities was R$512.1 million in 2012, due to a R$3,674.6 million increase in new loans and financings, which was partially offset by dividend and interest on capital payments of R$2,442.1 million during the year. In addition, we repaid long-term obligations with related parties in the amount of R$207.0 million.

Our cash and cash equivalents increased by R$726.9 million in 2012, mainly due to R$512.1 million in net cash flows provided by financing activities and net cash flows provided by operating activities of R$1,422.1 million in 2012, which were partially offset by net cash flows used in investing activities of R$1,207.3 million.

Year Ended December 31, 2011

In 2011, our cash resulting from profit before income tax adjusted for non-cash items was R$2,799.7 million. We used R$911.3 million in working capital in 2011, which was mainly comprised of cash flows used in payments to related parties in an amount of R$125.0 million. In addition, we used R$266.5 million to increase our financial assets held for trading, in line with our strategy of seeking to obtain higher returns and maintain our overall liquidity. In 2011, we also paid interest of R$550.2 million and income taxes and social contribution of R$531.6 million, resulting net cash provided by operating activities of R$806.7 million.

Our net cash flow used in investing activities was R$1,553.9 million in 2011, mainly due to our acquisition of property, plant and equipment in an amount of R$1,723.1 million and increase in intangible assets of R$152.0 million during the year. These cash outflows were partially offset by our receipt of the proceeds from our disposal of property, plant and equipment in the amount of R$232.9 million.

Our net cash flow provided by financing activities was R$932.7 million in 2011 mainly due to a R$2,434.3 million increase of new loans and financing, which was partially offset by (1) our repayment of indebtedness in an aggregate amount of R$144.0 million, (2) our repayment of long-term obligations with related parties in the amount of R$692.7 million, and (3) dividend payments of R$683.8 million during the year.

Our cash and cash equivalents increased by R$185.4 million in 2011, mainly due to net cash provided by operating activities of R$806.7 million and net cash flows provided by financing activities of R$932.7 million in 2011, which were partially offset by net cash flows used in investing activities of R$1,553.9 million during the year.

Year Ended December 31, 2010

In 2010, our cash resulting from profit before income tax adjusted for non-cash items was R$2,943.7 million. We also had positive working capital cash flows of R$1,668.9 million in 2010, primarily due to the disposal of financial assets held for trading in the amount of R$1,358.5 million. We sold these financial instruments in order to meet our cash needs for repayment of financial liabilities, including repayment of long-term obligations with related parties. In 2010, we also paid interest of R$280.2 million and income taxes and social contribution of R$682.8 million, resulting net cash provided by operating activities of R$3,649.6 million.

Our net cash flow used in investing activities was R$1,947.8 million in 2010, mainly due to (1) our acquisition of property, plant and equipment in an amount of R$964.4 million, and (2) our acquisition of investments of R$806.3 million, of which R$390.0 million corresponds to the purchase price paid in cash for the additional 3.93% equity interest in Cimpor we acquired in 2010, and R$416.3 million corresponds to the purchase price paid in cash for our investment in VILA.

Our net cash flow used in financing activities was R$1,688.1 million in 2010, mainly due to dividends paid to our shareholders of R$2,610.5 million and our repayment of long-term obligations with related parties in the amount of R$1,699.3 million in line with our strategy to become less dependent on this source of funding. These cash outflows were partially offset by a R$2,976.7 million increase in new loans and financings in 2010.

Our cash and cash equivalents increased by R$13.7 million in 2010, mainly due to net cash provided by operating activities of R$3,649.6 million in 2010, which was offset by net cash flows used in investing activities of R$1,947.8 million and net cash flows used in financing activities of R$1,688.1 million.

Dividend Policy

We intend to declare and pay dividends and/or interest on stockholders’ equity in each year in amounts equivalent to a minimum of 25.0% of our adjusted net income, in accordance with Brazilian corporate law and our bylaws. Our future dividend policy and the amount of dividends and/or interest on stockholders’ equity our board of directors decides to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, economic climate, as well as legal requirements and other factors they may deem relevant at the time. The amount of any future dividends or interest on stockholders’ equity we may pay is subject to the provisions of Brazilian corporate law and will be determined by our shareholders at annual general shareholders’ meetings. See “Dividend Policy.”

Restrictions on Payment of Dividends by Subsidiaries

VCNA is party to a syndicated loan facility that restricts its ability to make restricted payments, including certain dividend distributions. For additional information on this agreement, see “—Indebtedness and Financing Strategy—Long-Term Indebtedness— VCNA Syndicated Loan.”

Indebtedness and Financing Strategy

As of December 31, 2012, our total outstanding consolidated indebtedness was R$12,793.0 million, consisting of R$615.8 million of short-term indebtedness, including current portion of long-term indebtedness (or 4.8% of our total indebtedness), and R$12,177.2 million of long-term indebtedness (or 95.2% of our total indebtedness).

Our real-denominated consolidated indebtedness as of December 31, 2012 was R$6,274.0 million (or 49.0% of our total indebtedness), and our foreign currency-denominated indebtedness was R$6,519.0 million (or 51.0% of our total indebtedness), of which R$4,146.3 million was denominated in U.S. dollars and R$2,118.1 million was denominated in Euros.

As of December 31, 2012, R$7,729.1 million, or 60.4%, of our total consolidated indebtedness bore interest at floating rates, including R$6,002.6 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or TJLP rate, and R$1,726.5 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR or the BNDES Monetary Unit (Unidade Monetária BNDES), or UMBNDES, rate.

The following table sets forth selected information with respect to our principal outstanding indebtedness as of December 31, 2012:

		As of December 31, 2012
Indebtedness	Average Annual Interest Rate	Current-portion	Long-term portion	Total
		(in millions of reais)
Real-denominated
BNDES	TJLP + 2.84% 5.13%	221.5	1,020.7	1,242.2
Debentures	111.70% CDI(1) CDI + 1.09%	83.3	4,800.0	4,883.3
FINAME	5.96% TJLP + 2.52%	19.6	79.6	99.1
Development agency	TJLP + 3.50%	0.9	1.8	2.7
Other	2.43% TJLP	16.2	30.5	46.7

		341.4	5,932.5	6,274.0
Foreign-denominated
U.S.$1.25 billion senior notes due 2041	7.25%	43.7	2,554.4	2,598.1
€750 million senior notes due 2017	5.25%	71.3	2,021.5	2,092.9
U.S.$450 million VCNA syndicated loan (2)	LIBOR + 1.75%	55.3	421.9	451.8
U.S.$450 million Votorantim Backstop Facility (3)	LIBOR + 1.00%	—	900.5	900.5
U.S. dollar-denominated working capital facility	LIBOR + 2.50%	8.9	—	8.9
U.S.$70.3 million EKF facility	LIBOR + 1.39%	11.6	115.4	126.9
BNDES	UMBNDES(4) + 2.40%	35.8	191.3	227.1
Other	—	73.1	39.7	112.8

		274.4	6,244.7	6,519.0

(1)	The CDI rate is the average interbank deposit index applicable in Brazil
(2)	This syndicated loan consists of a U.S.$325.0 million term loan and a revolving loan of up to U.S.$125.0 million.
(3)	On January 7, 2013, we prepaid U.S.$200.0 million of this indebtedness.
(4)	UMBNDES is a weighted average exchange variation on a basket of currencies held by BNDES.

Our financing strategy has been to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the net proceeds of long-term loans and long-term debt securities, in order to increase our liquidity level and improve our strategic, financial and operational flexibility. As of December 31, 2012, the average maturity of our indebtedness was 9.7 years. Our financing strategy over the next several years principally involves continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.

Short-Term Indebtedness

Our consolidated current debt, including the current portion of long-term debt, was R$615.8 million as of December 31, 2012. As of December 31, 2012, we had access to one committed line of credit in an aggregate principal amount of U.S.$1.5 billion under a Revolving Credit Facility that is guaranteed by VID. This facility was executed on August 4, 2011 and may be disbursed by several affiliates of VID, including our company, with a syndicate of financial institutions. This facility has an available working capital tranche in an aggregate principal amount of U.S.$750.0 million which bears interest at a rate of LIBOR plus an applicable margin that varies based upon VID’s credit rating. The working capital tranche has a final maturity date of August 4, 2016. As of December 31, 2012, no disbursements had been made by any of the borrowers under this facility.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position.

Long-Term Indebtedness

As of December 31, 2012, our total long-term indebtedness (excluding current portion) was R$12,177.2 million, of which R$5,932.5 million (or 48.7%) was denominated in reais, R$4,003.1 million (or 32.9%) was denominated in U.S. dollars and R$2,021.5 million (or 16.6%) was denominated in Euros. We incurred most of our outstanding long-term indebtedness to finance our capital expenditure programs and to prepay other outstanding indebtedness.

A substantial portion of our indebtedness is guaranteed by VPar (the controlling shareholder of VID), VID and Hejoassu Administração S.A. (the controlling shareholder of VPar), or Hejoassu, and certain of the instruments governing our indebtedness require that VPar and VID, as guarantors, comply with financial covenants. A breach by VPar or VID with these financial covenants would constitute an event of default under the related financial agreements and could result in the acceleration of our obligations thereunder. As of December 31, 2012, VPar and VID were in compliance with these financial covenants.

Many of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

The agreements governing a substantial portion of our and certain of our subsidiaries’ indebtedness include cross-payment and cross-acceleration event of default clauses, such that our non-payment of debt or acceleration of debt by creditors following an event of default under one or more of these agreements, in each case, in an aggregate amount in excess of U.S.$50.0 million would result in an event of default under such other indebtedness and enable the majority lenders under those facilities to determine to accelerate that indebtedness. In addition, certain of the agreements to which VPar, VID and Hejoassu act as guarantors also include cross-payment and cross-acceleration event of default clauses that would be triggered by the non-payment of debt or acceleration of debt of VPar and VID and certain of their material subsidiaries.

Debentures

We have issued several series of non-convertible debentures, which were issued under indentures that include certain covenants.

On December 3, 2009, we issued debentures in the aggregate amount of R$1,000.0 million, divided into two tranches of R$500.0 million each, both of which are unconditionally and irrevocably guaranteed by VPar. The debentures under the first tranche bear interest at a rate of 110.2% of CDI per annum, while the debentures under the second tranche bear interest at a rate of 112.65% of the CDI per annum. Interest on both tranches of debentures is payable in 20 semi-annual installments, the first of which was paid on June 3, 2010. The final maturity date for these debentures is December 3, 2019.

On October 5, 2010, we issued debentures in an aggregate principal amount of R$1,000.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures accrue interest at a rate of 113.95% of the CDI rate per annum payable in 20 semi-annual installments, the first of which was paid on April 5, 2011. The final maturity date of these debentures is October 5, 2020.

On February 14, 2011, we issued debentures in an aggregate principal amount of R$600.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures accrue interest at a rate of 113.9% of the CDI rate per annum payable in 20 semi-annual installments, the first of which was paid on August 14, 2011. The final maturity date of these debentures is February 14, 2021.

On January 20, 2012, we issued debentures in the total aggregate amount of R$1,000.0 million, divided into two tranches of R$500.0 million each, both of which are unconditionally and irrevocably guaranteed by VID. The debentures under the first tranche bear interest at a rate of CDI plus 1.09% per annum, while the debentures under the second tranche bear interest at a rate of 111% of the CDI per annum. Interest on both tranches of debentures is payable in 13 semi-annual installments, the first of which was paid on July 20, 2012. In connection with the second tranche, we entered into an interest swap agreement in a nominal amount of R$500.0 million to economically hedge against variations of interest rates under these debentures. The final maturity date for both tranches of debentures is May 31, 2018.

On December 5, 2012, we issued debentures in the total aggregate amount of R$1,200.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures bear interest at a rate of 109.2% of the CDI per annum. Principal on the debentures is due in a single payment on December 5, 2018 and interest is payable in 12 semi-annual installments, the first of which is due on June 5, 2013. We intend to use the net proceeds of the debenture offering to extend the average maturity of our indebtedness by repaying a portion of our outstanding indebtedness and for working capital.

The covenants under our debentures restrict, among other things, our ability to (1) incur liens and merge or consolidate with any other person or (2) undergo a change of control. Pursuant to the terms of the indentures governing our outstanding debentures, following the occurrence and continuance of an event of default, we may not distribute dividends in excess of the minimum mandatory legal dividend of 25.0% of our adjusted net income, set forth in our bylaws. As of the date of this prospectus, no event of default has occurred and is continuing with respect to our debentures.

International Bonds

On April 28, 2010, Voto-Votorantim Limited, a wholly-owned subsidiary of VPar, issued 5.25% senior notes due 2017, or the 2017 Euro Notes, in an aggregate principal amount of €750.0 million, which were unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos (as successor by merger to VCB) and Companhia Brasileira de Alumínio, or CBA. Each of our and CBA’s guarantee under these notes was limited to 50.0% of the principal amount outstanding. The 2017 Euro Notes bear interest at a rate of 5.25% per annum, payable on an annual basis on April 28 of each year. The principal amount under the 2017 Euro Notes is payable in a single installment on April 28, 2017. On October 28, 2010, we assumed Voto-Votorantim Limited’s obligations as issuer under the 2017 Euro Notes, although the VPar (100%) and CBA (50.0%) guarantees remained in place. Although we do not currently compensate CBA in connection with its guarantee of our obligations under the 2017 Euro Notes, we may begin to pay a guarantee fee on market terms to CBA in respect of our net guaranteed obligations at some point following the consummation of this offering. We intend to seek to enter into financings in the future without guarantees, which may adversely impact our financing cost. As of December 31, 2012, the aggregate principal amount outstanding under these notes was R$2,021.6 million (€750.0 million).

On April 5, 2011, we issued 7.25% senior notes due 2041, or the 2041 Notes, in an aggregate principal amount of U.S.$750.0 million, which were unconditionally and irrevocably guaranteed by VPar and VID. The 2041 Notes bear interest at a rate of 7.25% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. The principal amount under the 2041 Notes is payable on maturity on April 5, 2041. On February 9, 2012, we issued additional 2041 Notes in an aggregate principal amount of U.S.$500.0 million. On September 6, 2012, VPar was released as guarantor under these notes, and VID remained as the sole guarantor. As of December 31, 2012, the aggregate principal amount outstanding under these notes was R$2,554.4 million (U.S.$1,250.0 million).

Our international bonds include covenants that restrict, among other actions, our ability to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

BNDES Financings

BNDES has been an important source of debt financing for our capital expenditures. As of December 31, 2012, we had R$1,879.7 million available under two revolving lines of credit with BNDES and as of the same date, our total indebtedness outstanding under these facilities was R$851.9 million. We entered into the first revolving facility with BNDES on January 27, 2009, for an aggregate principal amount of R$600.0 million. We have an availability period of five years from the date of this agreement to disburse funds under this facility. Interest rates for the different loans are determined based on the credit rating of VID and BNDES’s the internal credit policies. The tenor of the loans under this facility is determined based on the term of the project to be financed, usually seven years with a grace period of two years and amortization in five years. Votorantim Cimentos Norte e Nordeste S.A., or VCNNE, is also a borrower under this line of credit. As of December 31, 2012, the total principal amount outstanding under this revolving facility was R$427.8 million.

On April 7, 2009, Votorantim Metais S.A. (formerly known as Votorantim Metais Níquel S.A.), Votorantim Metais Zinco S.A. and Votorantim Siderurgia S.A. entered into a revolving credit facility with BNDES in an aggregate principal amount of R$1,279.7 million, and on August 24, 2010, we and VCNNE were also included as borrowers under this facility. We have an availability period of five years from the date of the agreement to disburse funds under this facility. Interest rates for the different loans are determined based on the credit rating of VID and BNDES’s internal credit policies. The tenor of the loans under this facility is determined based on the term of the project to be financed, usually seven years with a grace period of two years and amortization in five years. As of December 31, 2012, our total outstanding indebtedness under this facility was R$424.0 million.

As of December 31, 2012, our outstanding loans with BNDES totaled R$1,469.3 million, of which R$1,242.2 million corresponded to real-denominated loans and the remaining R$227.1 million to loans denominated in UMBNDES. We used the proceeds from these loans to finance, among others, the expansion of our plants in Brazil. The majority of our loans with BNDES bear interest indexed to the TJLP. The remaining BNDES loans are indexed to the UMBNDES, which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES. As of December 31, 2012 and December 31, 2011, the TJLP was fixed at 5.5% and 6.0% respectively per year. During 2012, 2011 and 2010, the TJLP averaged 5.8%, 6.0% and 6.0%, respectively, per year. These loans are guaranteed by Hejoassu.

The following table sets forth selected information with respect to our principal long-term financings with BNDES as of December 31, 2012:

Indebtedness	Borrower	Guarantor(s)	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding as of December 31, 2012
(in millions of reais)
R$358.3 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A –TJLP plus 2.45% per annum Tranche B – TJLP plus 3.45% per annum Tranche C – UMBNDES plus 2.45% per annum Tranche D – TJLP plus 2.05% per annum Tranche E – TJLP	72 monthly installments commencing February 2014 for Tranche C and 72 monthly installments commencing December 2013 for others Tranches	January 2020 for Tranche C and November 2019 for others Tranches	R$161.3
R$280.1 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A – UMBNDES plus 2.45% per annum Tranche B – TJLP plus 2.45% per annum Tranche C – TJLP plus 3.45% per annum Tranche D –5.50% per annum Tranche E – TJLP plus 4.65% per annum	60 monthly installments commencing November 2012 for Tranche A and 60 monthly installments commencing October 2012 for other Tranches	October 2017 for Tranche A and September 2017 for other Tranches	R$223.3
R$244.4 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A – UMBNDES plus 2.45% per annum Tranche B – TJLP plus 2.45% per annum Tranche C – TJLP plus 3.45% per annum Tranche D – TJLP plus 2.05% per annum Tranche E – TJLP	72 monthly installments commencing November 2013 for Tranche A and 72 monthly installments commencing October 2013 for other Tranches	October 2019 for Tranche A and September 2019 for other Tranches	R$163.3

Indebtedness	Borrower	Guarantor(s)	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding as of December 31, 2012
(in millions of reais)
R$203.8 million BNDES Credit Agreement	VCSA	Hejoassu

Tranches A, F and K – UMBNDES plus 2.45% per annum Tranche B, G, and L – TJLP plus 2.45% per annum

Tranches C, H, and M – TJLP plus 3.45% per annum Tranches D, I and N – TJLP plus 4.65% per annum Tranches E, J and P – 4.5% per annum Tranche O – TJLP plus 2.05% per annum Tranche Q – TJLP

				60 monthly installments commencing February 2012 for Tranches A, F and K and 60 monthly installments commencing January 2012 for other Tranches	January 2017 for Tranches A, F and K and December 2016 for other Tranches	R$146.3
R$192 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A – UMBNDES plus 2.45% per annum Tranche B – TJLP plus 2.45% per annum Tranche C – TJLP plus 3.45% per annum Tranche D – 5.5% per annum	60 monthly installments commencing May 2013 for Tranche A and 60 monthly installments commencing April 2013 for others Tranches	April 2018 for Tranche A and March 2018 for other Tranches	R$152.3
R$173.8 million BNDES Credit Agreement	VCSA and VCNNE	Hejoassu	Tranche A and F – UMBNDES plus 2.12% per annum Tranches B and G – TJLP plus 2.12% per annum Tranches C and H – TJLP plus 3.12% per annum Tranches D and I – TJLP plus 4.32% per annum Tranches E and J – 4.5% per annum Tranche K – TJLP	60 monthly installments commencing November 2011 for Tranches A and F and 60 monthly installments commencing September 2011 for others Tranches	October 2016 for Tranches A and F and August 2016 for others Tranches	R$128.4
R$161.0 million BNDES Credit Agreement	VCNNE	Hejoassu	Tranche A – UMBNDES plus 2.12% per annum Tranches B and C – TJLP plus 2.12% per annum Tranche D – TJLP plus 1.72% per annum Tranche E – TJLP plus 4.32% per annum	60 monthly installments commencing August 2011 for all Tranches	July 2016 for all Tranches	R$114.9

Our BNDES facilities include covenants that restrict, among other actions, (1) our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets or (2) our ability to undergo a change of control or the ability of our direct and indirect shareholders to undergo changes of control.

VCNA Syndicated Loan

On October 28, 2010, VCNA and certain of its subsidiaries, as borrowers, Bank of America N.A., as administrative agent, and a syndicate of lenders entered into a credit agreement with a syndicate of banks in an aggregate principal amount of U.S.$450.0 million, or the VCNA credit facility. This facility had one term loan tranche, or the “term loans,” and a revolving credit tranche, or the revolving loans. The term loans, in an aggregate principal amount of U.S.$325.0 million, had a four-year term and bore interest at a floating interest rate of LIBOR plus an applicable margin raging between 2.00% and 2.75% per annum, depending on the consolidated leverage ratio of VCNA, payable on a quarterly basis. Principal under the term loans was amortized in quarterly installments starting on March 31, 2011. The revolving loans, in an aggregate principal amount of up to U.S.$125.0 million, bear interest at a reference rate determined based on the currency of each loan (U.S. dollars or Canadian dollars) plus an applicable margin raging between 2.00% and 2.75% per annum determined based on the type of revolving facility (drawing or letter of credit) and the consolidated leverage ratio of VCNA. In connection with this facility, we also entered into several interest rate swap agreements in a nominal amount of U.S.$200.0 million, which mature on October 31, 2014.

On November 23, 2011, the parties to the VCNA credit facility entered into an amendment which, among others, extended the maturity of the term loans and the revolving loans through November 23, 2016, and reduced the applicable margin for all of the tranches to 1.50% and 2.25%. As of December 31, 2012, the total principal amount outstanding under the term loans was R$456.2 million (U.S.$223.3 million). As of December 31, 2012, there were no outstanding amounts under these revolving loans.

The loans under the VCNA credit facility are secured by liens on substantially all of the assets of VCNA and the borrowers. In addition, VCNA is required to comply with certain financial covenants and is subject to certain negative covenants restricting its ability and the ability of certain of its subsidiaries to, among others:

•	merge, consolidate, wind up or dissolve, or transfer in any way all or substantially all of their assets and the assets;

•	sell assets;

•	create certain liens;

•	engage in transactions with affiliates;

•	incur additional indebtedness;

•	make investments;

•	make certain restricted payments (including dividend payments to VCSA); and

•	make certain capital expenditures.

EKF Facilities

On February 22, 2011, we entered into two facility letters with Eksport Kredit Financiering A/S, as lender, VPar and VID, as guarantors. These facility letters were entered into pursuant to certain Amended and Restated ECA Framework Agreement, or the “Votorantim ECA Framework Agreement,” dated December 15, 2011. The first facility, in an aggregate principal amount of U.S.$36.9 million, has a 10-year term and bears interest at LIBOR plus 1.385% per annum payable on a semi-annual basis. The principal under the first facility is payable in 20 equal semi-annual installments, with the first installment paid on July 30, 2011. The second facility, in an aggregate principal amount of U.S.$33.7 million, has a 10-year term with a grace period of two years and bears interest at LIBOR plus 1.385% per annum payable on a semi-annual basis. The principal under the second facility is payable in 20 equal semi-annual installments, commencing on July 30, 2013. On December 7, 2012, VPar was released as guarantor under these facilities, and VID remained as the sole guarantor. The net proceeds from these facilities were used to make payments to suppliers of certain equipment for our plants in Brazil. As of December 31, 2012, the aggregate principal amount outstanding under these two facilities was R$126.9 million (U.S.$62.1 million).

On December 12, 2012, we entered into an additional facility letter with Eksport Kredit Financiering A/S, as lender, VID, as guarantor. The new facility with Eksport Kredit Financiering A/S is an aggregate principal amount of U.S.$30.0 million, has a 10-year term and bears interest at LIBOR plus 1.21% per annum payable on a semi-annual basis. Principal under this facility is payable in 20 equal semi-annual installments. As of December 31, 2012, we had not made any disbursements under this facility.

Euler Hermes Facilities

On November 13, 2012, we entered into a facility letter with Euler Hermes Deutschland AG, as lender, VID, as guarantor. This facility letter was entered into pursuant to the Votorantim ECA Framework Agreement. This facility, in an aggregate principal amount of the dollar equivalent of €16.4 million, consists of two tranches of €5.4 million and €11.0, each of which has a 10-year term and bears interest at LIBOR plus 1.375% per annum payable on a semi-annual basis. The principal under the facility is payable in 20 equal semi-annual installments commencing on September 26, 2013 for the first tranche and February 26, 2012 for the second tranche. As of December 31, 2012, we had not made any disbursements under this facility.

Votorantim Backstop Facility

On August 7, 2012, we and VID entered into a U.S.$400.0 million backstop loan facility agreement, or the Votorantim Backstop Facility, with a group of lenders that established the framework pursuant to which certain borrowers may enter into term loan agreements and incur borrowings thereunder that are guaranteed by us and VID pursuant to the backstop loan facility agreement. The amount of the backstop facility loan agreement was subsequently increased from U.S.$400.0 million to U.S.$450.0 million pursuant to an amendment dated November 6, 2012. The proceeds of borrowing under any term of the loan agreement may be used by the borrowers to repay certain debt of Cimpor or its subsidiaries. Among other covenants, the terms of the backstop loan facility agreement restrict VID and Votorantim Cimentos and certain of their significant subsidiaries from creating liens on any of their respective assets, subject to certain permitted exceptions.

On August 20, 2012, Cimpor Inversiones S.A., a subsidiary of Cimpor, entered into a term loan agreement under the Votorantim Backstop Facility, under which it made four borrowings in an aggregate principal amount of U.S.$400.0 million. On November 15, 2012, Votorantim Cimentos EAA Inversiones S.L. (formerly known as Cimentos Inversiones S.L.) assumed Cimpor Inversiones S.A.’s obligations as borrower under the term loan agreement and on December 20, 2012, Votorantim Cimentos EAA Inversiones S.L. made an additional borrowing in a principal amount of U.S.$34.1 million. On December 21, 2012, in connection with the completion of the 2012 Cimpor asset exchange, we acquired all of the outstanding capital stock of Votorantim Cimentos EAA Inversiones S.L. As of December 31, 2012, the aggregate principal amount outstanding under the Votorantim Backstop Facility was R$900.5 million (U.S.$440.7 million). On January 7, 2013, Votorantim Cimentos EAA Inversiones, S.L. prepaid U.S.$200.0 million of the outstanding principal amount of the loans that are guaranteed by us and VID under the backstop loan facility agreement.

Contractual commitments

The following table presents information relating to our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Long-term indebtedness (1)	12,580.5	403.4	1,711.4	2,871.4	7,594.4
Interest expense(2)	8,622.5	803.8	1,476.2	1,379.5	4,963.1
Right of use of public assets agreements (UBP)	1,261.7	23.5	51.8	58.4	1,128.0
Purchase of electricity from Votener	218.6	218.6	—	—	—
Other long-term liabilities(3)	2,901.4	703.0	977.5	579.7	641.2

Total	24,584.7	2,152.3	4,216.9	4,889.0	14,326.7

(1)	Includes payments of principal only.
(2)	Includes estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2012 and assuming that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates.
(3)	Includes liabilities recorded in our financial statements and certain purchase commitments.

Supply contracts

We have an ongoing commercial relationship with Vale Fertilizantes S.A. for the purchase of gypsum for our cement production process in Brazil. In 2012, our principal suppliers of gypsum were Vale Fertilizantes S.A. and GessoSul Indústria de Gesso Ltda. Although we have not executed supply contracts with these suppliers, we regularly purchase gypsum from them. In addition, our subsidiary, VCNNE, which owns a gypsum-producing facility in the city of Ouricuri in the State of Pernambuco, supplies approximately 16% of our gypsum. See “Business—Raw Materials and Energy Sources—Raw Materials.” We do not believe we are substantially dependent on any one single supplier of gypsum, and from time to time, we consider other potential suppliers of gypsum in the market.

We have entered into supply agreements for the acquisition of other raw materials, such as slag and fly ash, which are used as clinker substitutes to reduce our cement production costs. In 2012, our principal suppliers in Brazil of slag, a by-product of the steel industry, are Usiminas and Thyssenkrupp CSA. We have entered into long-term supply agreements with Usiminas and Thyssenkrupp CSA. Slag in Canada and the United States is supplied to us by Algoma Steel Inc. and Stelco Inc., two Ontario-based steel producers, pursuant to long-term supply agreements. Our principal supplier of fly ash, a by-product from thermal electricity plants, in Brazil is Tractebel Energia S.A., pursuant to long-term contracts. We do not foresee any difficulties in obtaining sufficient quantities of these products in the coming years or any material increase from recent market prices. For a more detailed discussion of our raw materials, see “Business—Raw Materials.”

We purchase industrial sacks for our bagged cement pursuant to supply agreements with Cocelpa Cia de Celulose, Conpel Cia. Nordestina de Papel and Klabin.

Energy sources also play an important role in the production of our products. We purchase energy from our affiliate, Votener, pursuant to five-year contracts. We also purchase energy from energy concessionaires pursuant to power purchase agreements.

Right of use of public assets agreements (UBP)

In 1997, we entered into a concession agreement for electric power generation for the hydroelectric plant of Machadinho, in which we own a 5.6% equity interest. This plant has a total installed capacity of 1,140 MW and is located in the South region of Brazil. This concession agreement expires in July 2032.

In 2002, we entered into a concession agreement for electric power generation for the hydroelectric plant of Pedra do Cavalo, in which we own 100% of equity interest. This plant has a total installed capacity of 160 MW and is located in the Northeast region of Brazil. This concession agreement expires in April 2037.

In 1988, 2002 and 2002, respectively, we entered into concession agreements for three hydroelectric plants in Mato Grosso, Santa Catarina and Pará/Tocantins, which we either own or in which we hold an equity interest.

Off-balance Sheet Commitments and Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks arising from our normal business activities. These market risks, which are beyond our control, principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

For information on our financial risk management see note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

Market Risk Management Policy

We currently follow VID’s market risk management policy, which seeks to protect our cash flow and operating revenues and costs, as well as financial components (financial assets and liabilities) against adverse market events such as fluctuations in currency, interest rate and commodity prices. We intend to adopt our own market risk management policy.

Our functional currency is the real, and therefore, all of our efforts in our risk management processes are aimed at protecting and reducing the volatility of our cash flow in this currency, protecting our ability to meet financial obligations, as well as maintaining adequate levels of liquidity and indebtedness.

The following derivative instruments may be used in the management of our foreign exchange exposure, interest rate exposure and commodity price exposure: standard swaps; purchase of call options; purchase of put options; collars; currency futures contracts; and non-deliverable forwards, or NDFs. Strategies that contemplate the simultaneous purchase and sale of options may be authorized when they would not result in a net short position in volatility of the underlying asset.

We expect to develop and implement our market risk management policy in a manner consistent with VID’s market risk management policy by utilizing other specific policies and procedures that establish directives to attenuate adverse effects of each market risk factor, as well as metrics for measurement and follow-up. They include:

(1)	Foreign Exchange Exposure Management Policy: establishes a framework of directives and rules for protecting against foreign currency volatility (currency hedge), predominantly with respect to the U.S. dollar, which comprises our cash receipts and payments and consequently impacts our cash flows. Our foreign exchange hedge mechanisms are based on the foreign exchange exposure that is projected through the end of the applicable year plus the following year to the reference date. In addition, during the preparation of our annual budget, we may design hedge programs for protection of our segments’ cash

(2)	Interest Rate Exposure Management Policy: establishes a framework of guidelines and rules for protecting against the risk of interest rate volatility that impact our cash flows. The exposure to each interest rate index (mainly CDI, LIBOR and TJLP) is projected through the end of the life of the applicable assets and liabilities linked to such indices. Based on these exposures, we prepare financial protection proposals, which are submitted for the approval of our Finance Committee.

(3)	Counterparties’ and Issuers’ Risk Management Policy: establishes exposure limits for financial and non-financial institutions that are counterparties of financial transactions and/or issuers of debt securities. It also establishes allocation limits for Brazilian federal government securities issued by the Brazilian Treasury and the Brazilian Central Bank. In the case of derivative transactions, the credit risk exposure of a certain counterparty and transaction is measured by the pre-settlement risk, by means of statistical models and pre-approved parameters. In calculating the risk exposure limit of counterparties/issuers, the economic group criterion is used. For financial investments, the policy establishes that credit limits allocated to issuers should not exceed the lower of (1) 20.0% of the total funds under our management, (2) 10.0% of our net worth and (3) 10.0% of the issuer’s net worth. For allocation of funds to sovereign risk (federal government securities issued by the Brazilian Treasury or the Brazilian Central Bank), minimum limits of 20.0% and maximum limits of 100% of the total funds under our management are stipulated.

(4)	Liquidity and Financial Indebtedness Management Policy: establishes guidelines for managing our liquidity and financial indebtedness. The main instrument for measuring and monitoring liquidity is a cash flow projection, considering a minimum projection period of 12 months from the reference date. Liquidity and debt management considers as an objective the comparable metrics provided by global credit rating agencies for stable or equivalent “BBB” credit ratings. With respect to indebtedness, metrics considered compatible with the objective described are considered.

For the allocation of funds, both directly or through investment funds, the following financial assets may be used: Brazilian Federal Government Bonds or by the Brazilian Treasury; bank certificates of deposit (certificados de depósitos bancários), or CDBs; bank depositary receipts (Recibo de Depósito Bancário), or RDBs; Mortgage Notes

(Letras Hipotecárias), or LHs; corporate bonds; repurchase agreements backed by financial assets; bank credit certificates (Cédula de Crédito Bancário), or CCB; corporate notes; box transactions; credit rights investment funds (Fundo de Investimento em Direitos Creditórios), or FIDC; and agribusiness letters of credit (Letras de Crédito do Agronegócio), or LCA. All issuers must meet the requirements described in our Counterparties and Issuers Risk Management Policy.

We raise funds principally through the use of the following instruments: debt securities (bonds and debentures); import credit facilities; government-backed credit lines; BNDES financing and working capital lines.

Foreign currency exchange rate risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars and Euros. To partially offset our risk of any depreciation of the real against the U.S. dollar, we currently maintain available liquid resources denominated in U.S. dollars and may enter into derivative contracts. Because we borrow in U.S. dollars in international markets to fund our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates. Sales by certain of our foreign subsidiaries, which enable us to generate receivables payable in foreign currencies, tend to provide a natural hedge against our foreign currency-denominated debt service obligations, but they do not fully match them.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our indebtedness is denominated in foreign currency. As of December 31, 2012, our consolidated foreign currency-denominated indebtedness was R$6,519.0 million, 63.6% of which was denominated in U.S. dollars and 32.5% was denominated in Euros. This foreign currency exposure is represented mainly by debt in the form of international bonds and working capital loans. We designate part of these loans to hedge our net investment in foreign subsidiaries for accounting purposes. For additional information on our net investment hedges see note 7 to our audited consolidated financial statements included elsewhere in this prospectus. Our net cash flow in foreign currency partially protects us against exposure arising from the U.S. dollar (and other currencies)-denominated debt.

As of December 31, 2012, we did not have foreign currency derivative financial instruments.

In the event that the real were to depreciate by 10.0% against the U.S. dollar as compared to the real/U.S. dollar exchange rate as of December 31, 2012, our U.S. dollar-denominated indebtedness as of December 31, 2012 would have increased by approximately R$414.6 million, and our U.S. dollar-denominated excess liquidity for the year would have increased by approximately R$77.4 million.

Interest rate risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2012, our total outstanding indebtedness on a consolidated basis was R$12,793.0 million, of which R$7,767.1 million, or 60.4%, bore interest at floating rates, including R$6,002.6 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or TJLP rate, and R$1,726.5 million of U.S. dollar-denominated indebtedness that bore interest at rates based on LIBOR or the UMBNDES rate. As of December 31, 2012, we had interest rate swap agreements under which 11.9% of our indebtedness bearing interest based on LIBOR was swapped into fixed rates. As of December 31, 2012, we had derivative agreements to limit our exposure to variations in the fixed rate with an aggregate notional amount of R$500 million maturing in 2018. For additional information on our interest rate derivative financial instruments, see note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Surplus cash from our operations (which consists of cash and cash equivalents and financial assets held for trading) totaled R$3,002.0 million as of December 31, 2012, of which R$1,974.0 million was invested in cash and cash equivalents and certain trading securities denominated in reais that generally pay interest at overnight interest rates based on the CDI rate. We believe our exposure to Brazilian interest rate risk is partially mitigated by these investments. The remaining R$1,027.9 million was invested in short-term instruments denominated in foreign currency that generally pay interest at overnight interest rates based on the federal funds rate.

In the event that the average interest rate applicable to our financial assets and debt during 2012 were 1.0% higher than the average interest rate during such period, our financial income in 2012 would have increased by approximately R$19.6 million and our financial expenses in the same period would have increased by approximately R$48.8 million.

INDUSTRY

Industry Overview

Cement

Cement is a fundamental building material consumed in several stages throughout the construction cycle of residential, commercial and industrial buildings and infrastructure projects. It is a binding agent that, when mixed with sand or aggregates and water, produces either ready-mix concrete or mortar and is an important component of other essential building materials. Cement is sold either in bags as a branded product or in bulk, depending on its final user.

The manufacturing process by which cement is produced begins with the mining and crushing of limestone and clay. Limestone and clay are then pre-homogenized, dried, fed into a grinding mill and then processed at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement and is fed with other materials such as slag, fly ash, pozzolan and a small portion of gypsum, into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

The main raw materials used in the production of cement are limestone, clay and gypsum. Cement plants are ideally located adjacent to large limestone quarries to reduce production costs due to transportation of raw materials. The manufacturing processes are very intensive in energy use; each ton of cement requires 60-130 kg of fuel oil and roughly 100 kWh of electricity, depending on the type of cement, which combined represent approximately half of direct production costs. Other relevant costs include operation and maintenance of the production facility.

Cement’s perishable nature and heavy weight relative to its unit value translate into significant transportation costs. Therefore, cement producers in larger nations tend to cluster around major consumer markets and producers gain a natural cost advantage in the areas surrounding their production facilities. Also, international cement trade is usually rendered impractical, thus accounting for only 4.5% of cement sales worldwide in 2010 according to the Global Cement Report.

The main driver of cement consumption is construction activity, which can be divided in three sectors: the residential sector, the industrial and commercial sector and the public sector (the latter including major infrastructure projects). As a result, cement demand is highly dependent on housing starts and investments in industrial, commercial and infrastructure projects. These factors relate to overall economic activity and demographic trends such as urbanization and family formation.

In addition, cement demand is observed to have low elasticity in relation to prices. This is partially explained by the absence of competitive replacement products and relatively low contribution of cement to construction costs. Increases in cement prices are unlikely to affect the decision to undertake a construction project, since cement costs usually represent a reduced portion of total construction costs.

Ready-Mix Concrete

Ready-mix concrete is a combination of cement, aggregates and chemical additives, which hardens into a permanent form of artificial stone when mixed with water. It is produced in concrete plants and transported directly to construction sites as ready-mix concrete in ready-mix trucks.

Demand for ready-mix concrete follows the same trends as cement but an additional growth is expected based on the increase of industrialization of concrete. Demand for ready-mix concrete tends to be higher in more developed markets but higher growth is expected in emerging markets which are maturing in terms of construction practices. Cement producers may pursue a vertically integrated strategy, producing ready-mix concrete in order to reduce demand volatility in an environment of declining demand so as to secure the use of part of their cement and aggregates production. Other benefits of an integrated operation include increased contact with end consumers, which helps in gauging demand for other products of their portfolio such as aggregates and cement.

Aggregates

Aggregates are materials obtained from land-based sources, such as crushed stone, sand and gravel, which are used as raw materials for various building products, including concrete, asphalt and mortar, or directly as a building material in the construction of highways, railways and landfills.

Aggregates are a larger market than cement based on tonnage and are subject to many of the demand drivers of the cement industry. They are exposed to even stronger pressure for production to take place near end users. Transportation costs are an even higher proportion of total costs and economies of scale are less significant.

Mortar

Mortar is an essential building material for a variety of end uses in the construction sector. Composed of a spectrum of different products, its main raw materials are sand, cement and additives. Verticalization and proximity to cement and industrial and/or natural sand sources are an important competitive advantage. In developing markets, such as Brazil and India, the potential for an increase in the role of industrialized mortar in construction (as opposed to on-site manual fabrication) is tremendous, as labor costs increase and productivity gains become an important goal. In this sense, mortar is expected to become an important channel for cement distribution in the same way that ready-mix concrete is in developed markets.

The Global Cement Market

World cement consumption reached 3.6 billion tons in 2011 according to data from the Cembureau. Driven primarily by emerging markets, cement consumption has nearly doubled in the past decade, presenting a compounded annual growth rate of 8.2% from 2001 to 2011. The cement market is expected to maintain a strong pace of growth and reach 4.07 billion tons in 2014, according to Jefferies (August 2012). Among countries, China stands out with 2.09 billion tons of cement sales in 2011 and 58% of consumption worldwide, according to Jefferies. The United States is the third largest cement market worldwide, and Brazil is the fourth largest.

Largest Cement-Consuming Countries in 2011 (million tons)

Source: Jefferies August 2012 (except Brazil from SNIC)

An important metric for consideration of international cement markets is per capita consumption. In that respect countries vary widely according to their level economic development and the importance of the construction industry in their economies.

Cement Consumption per Capita (kg) in 2011 – Selected Countries

Source: Consumption from Jefferies, population from US Census Bureau (except Brazil from SNIC)

The cement industry is relatively consolidated, with the top 10 cement producers accounting for 26% of cement sales worldwide in 2011. Major cement producers from mature markets have increased their exposure to emerging markets by means of acquisitions and organic growth and have, as a result, become large diversified players.

Cement Production Capacity (million tons per annum) in 2012 – Leading Companies

Source: International Cement Review, Votorantim

Notes:

1.	Includes assets from the 2012 Cimpor asset exchange.
2.	Includes Aditya Birla’s other cement assets.

The Brazilian Cement Market

Overview

Brazil was the fourth largest cement-consuming market worldwide in 2011, with approximately 65 million tons, increasing to 69 million tons in 2012, according to the SNIC. Cement sold in Brazil is primarily produced domestically. In 2011, Brazil had 81 cement production facilities spread across the country with a combined capacity of 78 million tons per annum, according to the SNIC. According to the SNIC, imports were responsible for only 1.7% of local consumption and exports were mostly negligible as of 2011.

Cement is the most ubiquitous building material used in construction in Brazil and has been produced locally on an industrial scale since 1926. The national cement industry underwent a period of fast growth during the 1970s, increasing from 9.3 million tons at the beginning of the decade to 26.9 million tons at the end of it, according to the SNIC. The economic instability of the 1980s caused cement demand to remain sluggish until the execution of the

Real Plan. Ensuing stability led to renewed growth, and cement consumption reached 39.7 million tons in 2000, according to the SNIC. Global crises and weak economic activity caused demand to slow down until 2004, when the Brazilian economy picked up pace and cement demand entered a period of fast growth that still persists.

Cement Consumption (million tons)

Source: SNIC

Cement is the primary material for residential construction, which accounted for 56.7% of cement demand as of 2010, according to the SNIC and the FGV. Infrastructure projects were the destination of 24.9% of cement consumed, while commercial and industrial accounted for 16.0% of volume consumed in 2010. The remaining 2.4% went to other uses.

In Brazil, cement is usually sold as a bagged and branded product through retailers, which represent more than half of total cement sales. Cement is also sold in bulk to concrete mixers and other industrial consumers, such as masonry and mortar producers. Sales are also made directly to end users such as construction companies and public entities that buy both bagged and bulk cement. For sales through retail, an extensive distribution network and a brand with high recognition represent significant competitive advantages. In addition, the ability to serve a variety of segments and to produce both bagged and bulk cement are also important competitive advantages.

Domestic Cement Sales by Distribution Channel	Domestic Cement Sales by Packaging Type

Source: SNIC

Growth Drivers

Recently, Brazilian consumption of cement has grown at rates faster than Brazil’s GDP. The overall trends in the Brazilian cement industry have been influenced by the construction sector, which, in turn, has been influenced by growth and stability of the overall economy and availability of credit, among other factors. Since 2006, cement consumption has grown at a CAGR of 8.8% in terms of volume, whereas GDP has grown at 4.2%, according to the SNIC and IBGE, respectively.

Cement Consumption and Economic Growth

Source: SNIC, IBGE

Strong recent growth was driven by lower unemployment; higher income; housing development with government-sponsored credit, which grew from 399 thousand units in 2005 to 1,042 thousand units in 2011; and the first phase of the PAC of investments in infrastructure, launched in 2006 and with R$657 billion invested through 2010.

Despite recent growth, the Brazilian cement market still offers substantial growth opportunities. Brazilian cement consumption remains low on a per capita basis at 311 kg in 2010, compared to a world average of 566 kg, according to the Global Cement Report. In 2011, per capita consumption of cement in Brazil was 333 kg, according to the SNIC.

A longer term view, considering historical consumption, suggests that cement consumption in Brazil still has room to grow before reaching the levels of developed nations. Cumulative per capita consumption in the period between 1950 and 2011 was 6.9 tons in Brazil, considerably lower than countries that have experienced faster economic development in the period, such as South Korea, Japan, Italy and Spain.

Brazil has a large housing deficit, defined as the number of homes to be built for all Brazilians to have access to adequate housing and estimated at 4.1 million homes by the Brazilian Housing Secretary in 2011. This matter is being addressed by the Brazilian federal government through the MCMV, which provides subsidized financing for affordable housing to buyers who otherwise would not be able to purchase a home and developers of such projects. The program was launched in 2009 and over one million houses have already been developed. It is currently in its second phase, Minha Casa, Minha Vida II, and 2.6 million more units are expected for the period between 2011 and 2014.

Additionally, sizeable investments are necessary to improve the country’s present infrastructure. The poor state of Brazilian infrastructure is made clear by the Global Competitiveness Report for 2012-2013, in which Brazil ranked 70th among 144 countries under the Infrastructure category. The Brazilian federal government is engaged in promoting infrastructure investments as a form of improving economic productivity and has committed to investments of R$955 billion between 2011 and 2014 as part of the second phase of the PAC 2, a program announced in March 2011 as an extension of the first phase of the PAC Program. More recently, the Brazilian federal government announced the Program for Investments in Logistics, a package for investments in transportation infrastructure, as described below.

In 2012, the Brazilian federal government launched the Program for Investments in Logistics, which outlines a plan for upgrading and integrating transportation infrastructure, including roads, railways, ports and airports. Planned investments in roads and railways will require investments of R$ 133 billion, of which R$ 79.5 billion are to be invested in the next five years. For ports, planned investments amount to R$54.2 billion, of which R$31.0 billion are to be invested before 2015. Aviation infrastructure will receive R$18.7 billion of investments in the form of upgrades to two major airports (Galeão, in the State of Rio de Janeiro, and Confins, in the State of Minas Gerais) and 270 regional airports. The private sector will be the main agent undertaking these projects, by means of new concessions and public-private partnerships, and investment will be eligible for funding from the BNDES at subsidized rates.

As a result of the aforementioned factors, both the housing deficit and infrastructure investments are expected to continue to drive construction demand and, consequently, cement demand, bringing Brazilian cement consumption growth closer to other countries’ levels.

Competitive Environment

According to the SNIC, 15 companies operate production facilities in Brazil and the six largest of those are responsible for 81.6% of national cement sales.

Cement Domestic Sales Share in Volumes – 2011

Source: SNIC

Votorantim Cimentos is the market leader and the only company to have a nationwide footprint, achieving relevant market shares in all regions. InterCement Brasil, part of the Camargo Correa Group, is currently in the process of integrating Cimpor’s recently acquired Brazilian plants into their existing operations. Once completely integrated, InterCement Brasil will become the second largest cement producer in Brazil, although still with nearly half of our market share. João Santos is a domestically owned company with leadership in the North region and the will become the third largest producer in the country after InterCement Brasil completes the integration of Cimpor’s plants. The fourth and fifth largest domestic producers are the two leading companies in cement globally: Lafarge (France) and Holcim (Switzerland), both of which entered the Brazilian market through acquisitions.

The North American Cement Market

Overview

The cement market in the United States and Canada has been deeply affected by the global economic crisis since 2008 and is currently on the path to a gradual recovery. Cement consumption in the region peaked in 2005 at 136 million tons according to the International Cement Review. During the housing crisis, cement demand hit 77 million tons in 2009. A gradual recovery has taken place since then, according to the Fall 2012 estimates from the PCA, due to normalization of the residential and non-residential segments.

Shipments to Final Customers in the United States (Mt)

Source: USGS

The cement market in the United States is segmented into clusters, with companies concentrating their activities in regional markets. The main players are foreign companies, which dominate 85% of the American market. They are mostly European and Latin American, such as Cemex, Lafarge, Holcim, HeidelbergCement, Italcementi, Titan and Buzzi Unicem. Cement in the region is usually sold in bulk and used in the production of ready-mix concrete.

Cement Sales by Distribution Channel in the United States – 2011

Source: USGS

Great Lakes

The Great Lakes region of North America consists of the States of Wisconsin, Illinois, Indiana, Michigan, Ohio, Pennsylvania and New York, in the United States, and the province of Ontario, in Canada. The economic activity in these states is highly dependent on the industrial sector and has been affected by the weak economy since 2008.

According to USGS and the Canada Cement Association in Ontario, cement consumption in the area amounted to 17.2 million tons in 2009, down from 24.9 million tons in 2006.

Competition is mostly regional and imports, other than between Canada and the United States, are not significant. Our main competitors in this market are Holcim Ltd., Lafarge, and ESSROC Italcementi Group.

Florida

The cement markets in Florida and Georgia have faced a sharp decline in demand since the outset of the ongoing economic downturn, especially in the residential segment. The housing markets of both states were among the hardest hit by the housing crisis. Nevertheless, cement demand is currently undergoing a gradual recovery and according to the PCA, cement consumption in Florida and Georgia is expected to increase by approximately 4.0% in 2012.

The local industry in Florida faces excess production capacity. The state’s seven cement plants have a combined capacity of 8.86 million tons per annum, whereas cement shipments in the state amounted to 3.33 million tons in 2011. Current output in the state is substantially lower than pre-crisis levels as cement consumption was 5.51 million tons in 2007.

There are currently five main cement producers in the State of Florida. The main players with production facilities in the market are VCNA, Titan America LLC, Cemex USA, Vulcan Materials Company and Cement Roadstone Holdings. In addition, HeidelbergCement produces cement elsewhere to sell in the Florida market.

Other Cement Markets

Turkey

According to the Global Cement Report and Jefferies, the Turkish cement market is the 10th largest worldwide with 47.7 million tons consumed in 2010. Consumption on a per capita basis is 564 kg annually according to the Global Cement Report. Turkey is also the largest cement exporter in the world, with 19 million tons of cement exported in 2010, and has a sizeable installed capacity of 104 million tons per annum. Cement sales are usually made in bulk, which accounted for 65.5% of volume sold in 2009. The domestic market is expected to maintain its fast growth rate, but the industry might be weighed down by exports, which are directed mainly to Iraq, Syria, Russia, Egypt and Nigeria. However, exports have been experiencing slower growth mainly as a result of (1) strong internal cement demand, (2) political instability in the Middle East, (3) increased production capacity in export destination countries and (4) the ongoing conflict in Syria, Turkey’s largest export market.

The market is fragmented and composed of both local and foreign players. The market leader is Akçansa, a joint venture between HeidelbergCement and a Turkish industrial group, Sabanci, followed by Oyak, the armed forces pension fund, with a market share of 18%, and a local industrial conglomerate Limak Holding, which has a 10.3 million tons per annum cement production capacity.

Cement Consumption and Production in Turkey (million tons)

Source: Global Cement Report – Ninth Edition

Tunisia

Tunisia has gone through important political changes and internal unrest that generated significant turbulence in cement markets and a slowdown in production and demand. However, demand growth is expected to be resumed once political stability is achieved. The country’s cement market is heavily concentrated around the capital, Tunis, which represents over half of cement sales.

The Tunisian market is fragmented with six companies, four of them foreign-owned as a result of a privatization process that occurred at the turn of the century according to the Global Cement Report. The two other companies are state owned. As of December 31, 2011, annual installed cement production capacity was 7.5 million tons, and a new cement plant by Cement Carthage (a state-owned company) with an annual installed cement production capacity of 2.3 million tons was expected to be operational by mid-2013.

Cement Consumption and Production in Tunisia (million tons)

Source: Global Cement Report – Ninth Edition

Morocco

Morocco is considered a fast-growing cement market, based on data from the Global Cement Report. The construction sector has been driven by affordable housing programs and large-scale infrastructure projects according to the Global Cement Report. According to the Global Cement Report, cement consumption in 2010 was 14.6 million tons, translating into annual per capita consumption of 465 kg, reaching 16.4 million tons in 2012, a 12% increase in two years. Cement trade is negligible, considering both exports and imports.

The Moroccan market is dominated by four players, all of them foreign-owned. The three largest players are Lafarge, Italcementi and Holcim, with four plants each, and the fourth player is Asment de Temara, with one cement plant. Ciment d’Atlas, a new entrant to the market, installed its second plant, which commenced operations in April 2012, and the total annual installed cement production capacity in the country was 20.3 million tons per annum as of December 31, 2012.

Cement Consumption and Production in Morocco (million tons)

Source: Global Cement Report – Ninth Edition

India

The Indian economy registered strong growth in 2011, presenting real GDP growth of 7.4%. The Indian cement market is the second largest in the world according to the Global Cement Report. Cement demand in India is driven primarily by the housing segment, which accounted for 60% of Indian cement consumption in 2009, followed by infrastructure, which represented 20% of domestic demand according to the Global Cement Report. Housing should be the main driver for future growth as well, as the trends regarding urbanization and growth in the working population continue.

The Indian cement market is relatively fragmented despite having gone through a consolidation process in the past decade. The main players in the Indian cement market are Holcim, through the two companies in which it has an equity interest, ACC and ACL, with a 20.2% market share; and the domestically owned group Aditya Birla, through its subsidiaries Ultratech and Grasim, which together hold 18.4% of market share as of 2010.

Cement Consumption and Production in India (million tons)

Source: Global Cement Report – Ninth Edition

China

The Chinese economy in 2011 supported the continuing trend of growth of the last years and posted real GDP growth of 9%. The Chinese construction sector, being the largest cement market worldwide, also performed well; according to the latest estimates, total cement consumption reached 2,085 million tons in 2011, which represents an annual increase of 11.1% from 1,874 million tons in 2010. Most cement consumption in China is used in public infrastructure projects (30% of total consumption in 2009), urban housing (12% of total consumption in 2009) and rural housing (12% of total consumption in 2009).

The Chinese cement market is a very fragmented market, with the top three players representing less than 22% of total installed production capacity (Conch: 9.3%; Nanfang: 7.7%; and China United: 4.2%).

Cement Consumption and Production in China (million tons)

Source: Global Cement Report – Ninth Edition

Spain

The Spanish cement industry has been deeply affected by the crisis in the country’s real estate sector, which has been adversely affected construction activity since 2008. As a result cement consumption has fallen from 56 million tons in 2007 to 25 million tons in 2010, according to the Global Cement Report. Approximately 67% of cement sales are made in bulk and 90% of deliveries make use of road transport.

The Spanish cement market is fairly consolidated, with the six largest producers accounting for 80% of the domestic installed capacity as of 2010. These producers were Cementos Portland, Valderrivas, Cemex, Lafarge, Holcim and Cimpor.

Cement Consumption and Production in Spain (million tons)

Source: Global Cement Report – Ninth Edition

Argentina, Chile, Bolivia and Uruguay

The Argentinean cement market has presented unstable demand between 2008 and 2012. The main drivers for cement consumption are the housing and infrastructure sector, both dependent on state-backed policies. The main players in the Argentinean market are InterCement, Holcim and Avellaneda, which jointly account for approximately 95% of installed capacity, according to the Global Cement Report.

In Chile, cement consumption declined in 2009, due to a reduction in housing construction activity, but has grown since then. There are three main players in the Chilean cement market, which together control over 90% of the country’s installed cement capacity: Cementos Bio-Bio, Melón and Polpaico.

The Bolivian cement market has experienced strong growth in recent years and is expected to maintain it for coming years. Domestic capacity growth has not matched the pace of recent growth in demand, increasing imports to the country. The main players in the Bolivian market are Soboce, Fancesa and Coboce.

Uruguay has presented low but growing cement demand since 2009. The two major producers in the country are the state-owned company ANCAP, and Artigas.

Cement Consumption and Production (million tons)

Source: Global Cement Report – Ninth Edition

BUSINESS

Overview

We are a global vertically-integrated heavy building materials company, with operations in North and South America, Europe, Africa and Asia. We are the largest and most profitable heavy building materials company in Brazil, the fourth largest cement market in the world. Founded in 1933, we produce and sell a complete portfolio of building materials—which includes cement, aggregates, ready-mix concrete, mortar and other building materials—and we serve a very diversified and fragmented client base. Our global annual installed cement production capacity as of December 31, 2012, was 52.2 million tons. In 2012, we had revenues of R$9,481.7 million, Adjusted EBITDA of R$3,070.7 million, an Adjusted EBITDA margin of 32.4% and ROCE of 21.2%. Our ROCE is one of the highest among publicly-traded global cement producers, and we recorded a 2009-2012 CAGR of revenues of 9.4%.

We believe we are uniquely positioned to maintain high returns on capital and generate significant value for our shareholders. We have operations in various important high-growth markets and we are present in regions with significant opportunities for value creation with a total of 34 cement plants, 22 grinding mills, 328 ready-mix plants, 84 aggregates facilities, one clinker plant, two lime units and 13 mortar plants. In addition, we have a total of 61 limestone quarries with an expected average reserve life in excess of 60 years based on our current cement production.

The 2012 Cimpor Asset Exchange

Prior to the 2012 Cimpor asset exchange, we acquired a 21.21% equity interest in Cimpor through an exchange agreement we entered into with Lafarge on February 3, 2010 and an additional purchase of shares of Cimpor that we made on February 17, 2010. See “—Investments” below for more information.

On June 25, 2012, we entered into an exchange agreement with Camargo Correa Cimentos Luxembourg S.à.r.l. and InterCement Austria Holding GmbH, by which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s cement production assets in Spain, Morocco, Tunisia, Turkey, India and China, together with a quarry in Peru, and 21.21% of Cimpor’s net debt. As a result of the 2012 Cimpor asset exchange, we own: (1) cement production assets in Spain with a current annual installed cement production capacity of 3.2 million tons; (2) cement production assets in Morocco with a current annual installed cement production capacity of 1.2 million tons; (3) cement production assets in Tunisia with a current annual installed cement production capacity of 1.7 million tons; (4) cement production assets in Turkey with a current annual installed cement production capacity of 3.0 million tons; (5) cement production assets in India with a current annual installed cement production capacity of 1.2 million tons; and (6) cement production business in China with a current annual installed cement production capacity of 6.0 million tons, which are recorded on our balance sheet as assets held for sale.

On December 21, 2012, we concluded this transaction, resulting in an increase in our total annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria Holding GmbH on January 21, 2013.On December 21, 2012, in connection with the completion of the 2012 Cimpor asset exchange, we assumed certain indebtedness of Cimpor and its subsidiaries in an aggregate principal amount of U.S.$434.1 million (equivalent to R$901.2 million using the exchange rate applicable as of December 21, 2012 of R$2.0758 per U.S.$1.00). For additional information on this indebtedness see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness and Financing Strategy—Long-Term Indebtedness—Votorantim Backstop Facility.” On January 7, 2013, we prepaid U.S.$200.0 million of the outstanding principal amount of this indebtedness.

On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million.

Our Corporate Structure

The following chart sets forth our expected simplified corporate structure after giving effect to the contemplated issuance and sale of units and ADSs in this offering, assuming no exercise of the underwriters’ over-allotment option:

(1)	VID also has a 38.39% equity interest. We, together with VID, own a 49.0% equity interest in Avellaneda.
(2)	VID also has a 38.39% equity interest. We, together with VID, own a 51.0% equity interest in Artigas.
(3)	Includes a 16.7% interest owned directly by VCEAA.
(4)	Considers 100% participation in a quarry recently acquired through the 2012 Cimpor asset exchange.
(5)	We hold our assets in Spain mainly through (1) Cementos Cosmos S.A., (2) Cimpor Canarias, S.L. and (3) Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.
(6)	We hold our assets in Turkey through Cimpor Yibitas Çimento Sanayi ve Ticaret S.A.
(7)	We hold our assets in Morocco through Cementos Asment EAA.
(8)	We hold our assets in Tunisia through two principal indirect subsidiaries: (1) Societe Les Ciments de Jbel Oust – CJO; and (2) TCG – Terminal Cementier Gabes.
(9)	We hold our assets in India mainly through Shree Digvijay Cement Company Limited.
(10)	Our assets related to our business in China are classified as “held for sale” in our audited consolidated financial statements. See “Presentation of Financial and Other Information—Financial Statements—China held for sale.” On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million.
(11)	Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.

Competitive Strengths

We believe the following competitive strengths consistently differentiate us from our competitors and contribute to our continued success:

Leading market position in Brazil based on Top of Mind brands and unmatched operational network

We are the cement market leader in Brazil, with 16 cement plants and 11 grinding mills, making us the only cement supplier producing in all five Brazilian regions, according to the SNIC. In 2011, we had a market share of 36.4%, and during 2012 we had a market share of 35.2% in terms of Portland cement sales volume in Brazil, according to the SNIC, and we have maintained this leadership position for several decades. We believe our market position is also supported by brand recognition and customer loyalty based on the high quality of our products and our extensive distribution network.

We have 52 distribution centers, strategically positioned to offer superior service to approximately 30,000 clients per month in approximately 3,350 cities in Brazil. Given the stability, scale and national reach of our production facilities, we benefit from efficient distribution logistics, which enables significant cost savings and optimal time to market.

Our participation in the retail and bagged cement markets with over 25 different products and five brands creates substantial brand awareness. According to December 2012 market research from Ipsos, a global market research firm, approximately 72% of our retail customers in Brazil strongly recommend our brands. The combination of our Top of Mind brands, high-quality products and high penetration rate among retailers has traditionally allowed us to earn a premium for our products. We believe our distribution network is also a competitive advantage that allows us to build greater loyalty by being the supplier of choice for our retail customers who frequently buy direct from us rather than through distributors. In addition, we believe that we are the only company in Brazil able to supply a full portfolio of heavy building materials to our customers, selling materials ranging from aggregates and cement to ready-mix concrete and mortars. As a result, our integrated business across the cement value chain gives us a competitive advantage that enables us to create value for our customers.

Global platform and strategic positions in high-growth markets

We operate in some of the most promising cement markets, which are characterized by strong demand drivers. We are the eighth-largest global cement producer in terms of annual installed cement production capacity, with 52.2 million tons as of December 31, 2012, according to the International Cement Review, with a diversified international asset base in several important markets, which provides us with a unique footprint spanning South America, North America, Turkey, Morocco, Tunisia, Spain and India. Most of our markets have favorable demographic profiles and are expected to experience economic growth or recover to previous growth and demand levels, which we believe will lead to increased per capita cement consumption.

In Brazil, we believe that increasing personal income levels, lower interest rates, the housing deficit and the implementation of significant infrastructure projects by the Brazilian federal government will drive opportunities for growth in the construction sector and, consequently, a substantial additional demand for cement, ready-mix concrete, aggregates, mortar and other building materials. Our operations in North America are concentrated in six U.S. States and two Canadian provinces in the Great Lakes region and the States of Florida and Michigan (through 50/50 joint ventures), and we believe we are well positioned to benefit from the expected economic and construction sector recovery in these regions.

We have equity participations in cement companies in Argentina, Uruguay and Chile and a controlling interest in Itacamba in Bolivia. In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange. In 2012, these countries had an average annual cement consumption per capita ranging from 248 kg to 324 kg and we believe that cement consumption will continue to increase in these markets, as it naturally converges to the world average of 566 kg, according to Cembureau.

Our completion of the 2012 Cimpor asset exchange has expanded our presence to six other countries in three continents. Our presence in emerging countries such as Morocco, Turkey, Tunisia and India presents new platforms for growth, while our presence in Spain presents an opportunity for turn-around and value creation through increased operational efficiency.

Industry-leading technical expertise enabling low-cost production in the markets in which we operate

In our 80-year history in the cement sector we have developed unique know-how and industry-leading technical expertise that we apply throughout our operations. Our consistent operating cost reduction measures, ability to respond in a timely manner to market changes and high operating standards have driven our ability to increase our profitability even in highly challenging market conditions. These efforts have continually allowed us to improve our key performance indicators, such as kiln efficiency, to reduce our clinker ratio and to increase our use of alternative fuels. This, in addition to our in-house clinker production, provides us with better ability to control operating costs. During 2012, we produced virtually all of the clinker we grind in our mills to produce cement.

We have invested in and secured mining rights for access to our limestone quarries. In addition, we have secure and efficient access to other raw materials, such as gypsum, slag, fly ash and pozzolan. Our long-standing track record and our sustained access to raw materials provide us with a competitive advantage. In Brazil, we mine limestone from quarries that have, on average, a reserve life in excess of 60 years, based on our installed cement production capacity per annum in Brazil of 30.1 million tons as of December 31, 2012. In addition, we believe that the average distance from our Brazilian cement plants to our quarries is one of the lowest in the Brazilian cement industry and minimizes our raw materials logistics costs, increasing our efficiency and profitability.

As of December 31, 2012, we met approximately 27.5% of our energy consumption needs in Brazil through hydroelectric power plants that we own, which allows us to significantly reduce our energy costs. In addition, all of our cement plants use a modern dry production process which reduces energy consumption. We meet the remainder of our energy needs in Brazil through long-term, competitively-priced, large-scale supply contracts. We believe that we are pioneers in the use of alternative and environmentally friendly fuels in Brazil, such as tire-derived fuel, or TDF, and other industrial waste materials. Because we have built flexibility into our energy matrix, we are able to use less expensive primary fuels and take advantage of any downward trends in the prices of certain fuels. In addition, approximately 25.0% of our current cement production capacity in Brazil is from new and more energy efficient plants that we have built over the last three years, enabling us to decrease our energy consumption.

Demonstrated ability to manage high growth with financial discipline and a track record of robust EBITDA generation

We believe we are uniquely positioned to maintain high returns and generate significant value for our shareholders. We have focused on value creation and high returns by expanding organically in Brazil, acquiring companies outside Brazil and entering into strategic partnerships or joint ventures. From 2010 to 2012, our installed cement production capacity in Brazil increased from 23.2 million tons to 30.1 million tons.

In 2012, we recorded Adjusted EBITDA of R$3,070.7 million (U.S.$1,502.7 million), Adjusted EBITDA margin of 32.4% and a ROCE of 21.2%, which, based on publicly available sources, is among the highest in the global cement industry.

We made capital expenditures of R$4,187.5 million (U.S.$2,049.2 million) from January 1, 2010, to December 31, 2012, in connection with our organic expansion, and we paid aggregate dividends and interest on stockholders’ equity of R$5,736.4 million (U.S.$2,807.1 million) and maintained a strong capital structure during the period. We believe this shows our potential for strong cash flow generation.

Well-defined, proven and replicable management model supporting operational excellence, stability and high returns

We believe we have an operating model that allows us to achieve margins that are above our peers in Brazil and North America, and our profitability levels are above the industry average. Moreover, we have consistently delivered ROCE well ahead of our cost of capital in our principal markets. Despite an unprecedented downturn in the cement industry in North America in 2008, we adjusted our production levels in advance of many of our competitors and, as a result, our Adjusted EBITDA margin was less impacted than those of our peers in North America. We believe our replicable management model has helped us to create these positive results and will allow us to improve performance of companies or assets that we may invest in or acquire. For example, between 2004 and 2008, our efficient management model led to reductions in our cost per ton of sales by 11% and 15%, respectively, at our Charlevoix and Dixon plants in North America, after purchasing both plants from our local competitors.

Similar to the improvements implemented across our operations in North America, we expect to implement our management model to obtain improved financial results from the Cimpor assets we have recently acquired.

The key elements of our management model are: (1) delivering superior returns by actively managing our cost structure to adapt to changing market conditions; (2) increasing efficiencies in the use of raw materials and other large-scale supply contracts in order to benefit from our economies of scale; and (3) employing qualified and experienced professionals.

Our management is guided by value creation, based on cash value added. In order to completely align our guidance with our management, part of our management’s compensation is based on this performance metric.

Experienced senior management team with strong sponsorship of Votorantim Industrial

Our senior management team has many years of experience with a strong focus on financial performance, operating efficiencies and shareholder returns. In addition, our senior management is committed to sustainability and attaining solid financial results in a socially and environmentally responsible way.

Our senior management team has successfully transformed our company into a global vertically-integrated heavy building materials company with a focus on further diversifying our product offerings and geographic presence. Over the past 80 years we have made strategic acquisitions and divestments, and implemented brownfield and greenfield projects that increased our annual installed capacity, while also focusing on cost reductions and improved financial performance.

We also have a committed controlling shareholder, Votorantim Industrial, which has a profound knowledge of the cement industry resulting from its leading industrial position over its 80-year history. We believe that Votorantim Industrial’s sponsorship gives us a competitive advantage, due to its continuing support and long-term vision for global growth. In addition, Votorantim Industrial’s proven track record in implementing strong corporate governance practices has contributed to our sustainable growth.

Business Strategy

We are focused on expanding organically in Brazil and coupling this growth with international expansion primarily through acquisitions. We seek to continue to grow with financial discipline and maintenance of an adequate capital structure, positioning ourselves as a leading company in terms of profitability.

Continue to grow organically in Brazil

We operate in all five Brazilian regions, having a national footprint with strategically located limestone quarries near the most important and fastest growing consumer markets, which gives us advantages relative to our competitors in being able to select the regions in which to continue to grow organically. During the past five years, we have developed, upgraded and expanded our cement plants in Brazil, increasing our installed cement production capacity from 21.4 million tons in 2007 to 30.1 million tons as of December 31, 2012. We believe that we have not yet fully achieved the benefits of our increased capacity in terms of our sales volume and our operating results due to the ramp-up period required for a new cement plant to reach its full capacity. During 2012, we invested R$1,171.3 million in our plants, which should produce at their full capacity within one year from the commencement date of the latest new plant.

In addition, we have greenfield and brownfield projects under development aimed at serving attractive markets throughout Brazil, located in the States of Ceará, Paraíba, Goiás, Pará, Paraná and São Paulo. We expect these projects to result in total additional annual installed cement production capacity of 10.3 million tons by the end of 2015.

We intend to continue our organic growth in Brazil by maintaining and improving our cost efficiency relative to our competitors, further increasing our product offerings and geographic reach and reducing delivery times for our customers. We will continue to create brand awareness, deliver high-quality products and maintain our high penetration rate in the retail segment, which will allow us to continue to earn a premium for our products. In addition, we intend to increase our participation in the technical market (a segment composed mainly of mid—to large-scale construction companies), which is a growing segment that demands an ample portfolio of quality products and services, similar to what we provide.

Further expand our international presence through acquisitions and investments

We intend to continue to further expand our operations internationally through a vertically integrated platform and footprint in high-growth markets. When considering acquisition or investment opportunities in North America, we will select companies or assets with potential to improve their operating and financial performances and generate synergies with our existing clusters. In South America, we will continue to invest in premium assets, generally in cement and often in partnership with strong domestic established businesses. We will continue to identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further into integrated building materials businesses as construction markets become more sophisticated over time. We intend to maintain the same growth discipline that has proven successful throughout our corporate history.

Continue to enhance profitability and improve the financial performance of our existing assets

In Brazil, we have invested, and intend to continue to invest, to improve our profitability and cost efficiencies by utilizing advanced production technologies. We expect to continue using alternative fuels to further reduce our energy costs by investing in energy co-processing. We will further maintain our cost leadership through disciplined cost management policies and by leveraging our know-how and industry-leading technical expertise.

In North America, we will focus our efforts on maximizing the benefits from the expected market recovery, and we expect to further improve the utilization rates of our plants as higher sales volume reduce our fixed costs per ton sold. In South America, we will continue to work closely with our partners to share our sector expertise and replicate our successful management model.

With respect to the Cimpor assets that we recently acquired through the 2012 Cimpor asset exchange, we will apply our management model and cement know-how (as we previously did and continue to do in North America) to the assets we own and operate. We seek to bring these new assets to operating and profitability standards similar to the most efficient companies and plants in our portfolio. Our turn-around operational plans to improve the profitability of these companies involve, among other things, enhancing our operating efficiency to levels comparable to those in our most efficient cement plants. We believe our investments will be successful given our lean organizational structure and our vast commercial expertise in many different markets.

Further leverage our market positions and distribution networks to expand our value-added product and services offerings

In providing our customers with the best products and services, we plan to focus on further diversifying our product base by increasing the production and sale of aggregates, ready-mix concrete, mortar and other building materials. We will continue to manage our product offerings as a vertically integrated business, which allows us to capture a greater portion of the cement value chain and to offer our customers integrated solutions to meet their needs. We will also continue to benefit from our vast commercial expertise in a wide range of products and markets.

We are positioned to capture an increase in demand in ready-mix concrete, aggregates and mortar in Brazil, and in ready-mix concrete and aggregates in North America and South America (excluding Brazil). We further believe that our presence and experience in ready-mix concrete will give us the ability to develop a distribution channel for our cement in Turkey, Morocco, India, Tunisia and Spain.

We believe that no other heavy building materials company operating in Brazil provides as wide a range of cement products, and we intend to continue offering these diversified products to our customers. Our products range from standard cements, such as Portland, to high resistance cement. In addition, we supply specialized cement products to meet our clients’ needs, including large infrastructure projects, such as the Belo Monte hydroelectric plant, a R$28.9 billion infrastructure project in the State of Pará, and the Santo Antônio and Jirau hydroelectric plants, R$15.1 billion and R$9.5 billion infrastructure projects, respectively, in the State of Rondônia.

We intend to further increase our product diversification through the growth of aggregates, ready-mix concrete, mortar, and other building materials. We also believe there is a substantial demand in Brazil for ready-mix concrete-based products over other materials, particularly in infrastructure such as ports, airports, dams, sanitation projects and the government-subsidized housing segments, which will result in higher cement bulk sales.

Continue to focus on sustainability and social responsibility

We are committed to sustainable development. Sustainability means ensuring business continuity and long-term growth, while focusing on environmental and social responsibility and results that are consistent with value creation. Three principles determine our actions in all markets in which we operate: constant economic growth, protection of the environment and respect for our communities. By following these principles, we will continue to develop as a world-class company and operate our business in accordance with the values of sustainability.

We are a founding partner in the CSI and a strong supporter of the responsible use of energy and climate protection. We believe that we are pioneers in the use of alternative fuels in Brazil and are one of lowest CO2-emitting cement companies in the world, and we will continue to explore the use of environmentally friendly techniques in order to lower our CO2 emissions. Our CO2 emission reduction strategy includes: (1) investing in research and development in order to reduce our use of clinker while maintaining or improving product performance; (2) investing in technologies that improve thermal efficiency; and (3) optimizing our energy costs while lowering emissions (kg CO2/kcal). We calculate CO2 emissions from all of our plants, the results of which are audited annually.

In 2010, we launched an initiative with Mata Atlantica Biosphere Reserve and the Brazilian Speleological Society. This partnership offers new opportunities to: (1) implement measures to protect the ecosystem; (2) develop a policy and strategy on biodiversity and karst areas; and (3) implement enhanced environmental standards.

The Votorantim Institute (Instituto Votorantim) supports companies within Votorantim Industrial in developing a social action strategy that contributes to the development of the communities in which we operate. In 2011, the Votorantim Institute, in partnership with our company, implemented more than 150 projects in education, employment and income generation, culture and sports across 240 municipalities in 22 Brazilian states. We have established partnerships with recognized educational organizations in order to promote our corporate culture of protecting the environment and fostering both economic and educational development within our local communities.

Our History

Founded in 1933 by Mr. José Emírio de Moraes, we commenced operations of our first cement plant in the city of Sorocaba, in the State of São Paulo. Between 1940 and 1960 we commenced operations of five new plants in the States of Pernambuco, Santa Catarina, Paraná, Rio Grande do Sul and Ceará.

During the 1960s and 1970s, we continued our expansion in Brazil and built new plants in the States of Rio de Janeiro, São Paulo and Goiás. In addition, we acquired Cimentos Itaú in 1977, increasing our Brazilian market share from 25% to 37% as a result of this acquisition, according to the SNIC.

During the 1980s and 1990s, we acquired and built three new cement plants in the States of Paraíba, Alagoas and Mato Grosso. In 1986 we acquired Cimentos Santa Rita and in 1996, we acquired Companhia de Cimento Ribeirão Grande in the State of São Paulo. During this time, we also began to produce mortars.

By 2001, we had a total of 22 cement plants. In addition, we began our international expansion strategy by acquiring cement and ready-mix concrete companies in North America, including our subsidiary St. Marys Canada. In 2002, we also acquired Engemix in Brazil, which made us one of the leaders of ready-mix concrete production in Brazil.

In March 2003, we acquired a 50.0% equity interest in Suwannee as part of a joint venture with Anderson Columbia Company, Inc., a U.S. construction company that operates a cement plant in the State of Florida.

In March 2005, we strengthened our operations in the Great Lakes region of North America by acquiring two cement plants and related assets from Cemex USA. We are currently the second largest cement producer in the Great Lakes region, according to the PCA.

In October 2007, we further expanded our operations in North America with the acquisition of Prestige, with ready-mix concrete and gunite operations in Florida, North Carolina, Texas and California. In February 2008, we acquired the ready-mix concrete, aggregate and related cartage (transport or delivery) businesses of Prairie, further enhancing our operations in the region. Headquartered in Bridgeview, Illinois, Prairie is a leading supplier of ready-mix concrete and aggregates, with 81 plants in Illinois, Michigan, Indiana and Wisconsin and 17 aggregate mining operations in Illinois and Indiana.

Between 2007 and 2009, we continued our international expansion strategy by acquiring equity interests in cement companies in South America, including Bío Bío in 2008 (Chile), Artigas (Uruguay) and Avellaneda (Argentina) in 2009. In addition, we increased our cement production capacity in Brazil by developing additional cement plants in the States of Ceará, Bahia, Tocantins and Rondônia, expanding a plant in Mato Grosso and reactivating a plant in Goiás.

During 2011 and part of 2012, we constructed new cement plants in the States of Rio de Janeiro, Maranhão and Santa Catarina. In addition, we expanded our Salto and Poty cement plants in the States of São Paulo and Pernambuco. By the end of 2012, we added a new cement plant in the State of Mato Grosso and expanded two cement plants in Paraná (Rio Branco) and Sergipe (Cimesa).

Production Process

Cement

Limestone, clay and minor compounds (such as sand) are extracted from quarries that we own or operate in order to manufacture cement through a highly automated, computer-monitored production process involving the following six stages:

1.	Pre-homogenization

The limestone rocks are loaded and transported to the primary crusher, located adjacent to the quarry. At the crusher, the limestone rocks are reduced to fragments measuring one to three inches. This crushed limestone is then transported to the cement plant by truck or conveyor belt. Clay is also transported by truck to the plants. At the clinker plant, crushed limestone is blended by reducing the variations in chemical properties in order to be pre-homogenized.

2.	Cement raw mill

Pre-blended limestone, clay and other minor compounds are then mixed together. This mixture goes through a mill, which reduces the clay and limestone mixture to a powder called “raw meal,” which is stored in silos for homogenization, assuring quality requirements for clinker production.

3.	Clinker production

The raw meal is then taken to a heater or calciner, where it is pre-heated to transform the limestone into calcium oxide. After being processed through the tower, the raw meal is discharged to the rotary kiln, where intense heat causes the calcium oxide to fuse partially with iron ore, aluminum and silica (from the clay) to form a mixture of calcium silicates and other silicates, which is called “clinker.”

4.	Cooling

To finalize the clinker production process, the clinker is then cooled on a rotary or grate cooler to a temperature of less than 200ºC.

5.	Cement mill

Clinker is transported to silos, where other raw materials are stored, such as gypsum, limestone, pozzolan and blast furnace slag. Depending on the percentage of each raw material, a specific type of cement is produced, according to each country’s respective technical standards. The final mix is ground in a mill into a fine powder, which is the final cement product.

6.	Storage

After the final grinding process, the cement is stored in silos, and may be shipped in bulk or packed by rotary packers into bags.

Our cement plants are equipped with dust cleaning systems and CO2 emissions control systems that reduce the environmental impact of our cement production process, and with quality control systems that allow us to offer higher quality products to our clients.

Ready-Mix Concrete

A ready-mix concrete plant primarily consists of storage silos for sand, gravel and cement and a concrete mixer. Set forth below is an illustration of the ready-mix concrete production process in eight stages:

1.	Entrance

Ready-mix concrete is produced by the mixture of cement, aggregates, water and additives. The ready-mix concrete components are received by our trained personnel and tested by sampling. After their verification, the components are sent to our silos.

2.	Hoppers

A front-end loader transports aggregates to the silo, where a supplier belt fills boxes with aggregates. The sand, gravel and other products each have their own hopper. An automated system creates an alert if any hopper is low so that it may be replenished on a timely basis.

3.	Loading Point

The component materials of ready-mix concrete are separated and weighed in the aggregate hopper and transported by conveyer belt to the loading point where they are loaded into ready-mix concrete trucks. Cement, which falls from silos located above, is combined with water and additives. This process is automated and controlled from the control room.

4.	Control Room

The control room centrally coordinates all production, taking into account the various specifications of ready-mix concrete for different applications and processing and organizing customer orders and related production.

5.	Holding Area

Once loaded, the ready-mix concrete trucks go the holding area, where the ready-mix concrete is mixed for approximately ten minutes.

6.	Exit

Once the cement is mixed and ready for delivery, the ready-mix concrete truck is sealed and exits the plant—seal ensures to our customers that the ready-mix concrete truck left the loading facility and arrived at the delivery site without having been opened—and upon delivery the invoice is delivered to the customer.

7.	Laboratory

For each 20 cubic meters of ready-mix concrete produced (compared to an industry standard of 50 cubic meters), we collect a sample for quality testing at a laboratory. We refer to these samples as test specimens, which are cast at the construction site by a truck driver. Generally, four samples are collected for the laboratory by a team of drivers within a maximum period of 48 hours. These test specimens are received at the laboratory, identified and then cured, either in a humidity chamber or a controlled-temperature water tank, until the time of testing. After this process, the test specimens are further broken down by automated laboratory presses seven and 28 days after being withdrawn from the cure. These results are analyzed, which allows us to carefully control the quality of the products produced at our facilities.

Aggregates

Before beginning the mineral extraction process for the production of aggregates, it is necessary to remove the upper layer of soil. This material is loaded into trucks and deposited into landfills. The layer of topsoil capable of supporting vegetation is separately removed and stored for the environmental rehabilitation of the area from which the minerals were extracted.

When mineral extraction activities are completed, our objective is to make the area suitable for more appropriate uses, such as residential housing or for industrial use. We use forestry and biological engineers to monitor our environmental rehabilitation, and they use vegetation native to the areas under rehabilitation.

Aggregate extraction begins with the drilling and blasting plan prepared by the engineers. The exact locations are identified where rock will be drilled for the placement of explosives. The drilling rigs we use generally drill boreholes with a diameter of 3.5” to 4.5” and a depth of 15 meters.

Excavators or wheel loaders load rocks compatible with the primary crusher into highway or “off-road” trucks, and these trucks unload their product at the primary crusher.

Mortars and Other Building Materials

We produce mortars, including dry and adhesive mortars, in five stages: (1) the raw materials that compose mortar (cement, sand and special additives) are transported from silos where high-performance blending and portioning occurs in an automated process; (2) the raw-material mixing equipment creates a completely homogenous and high-quality mortar; (3) computer controlled packaging equipment; (4) bags are automatically loaded onto pallets; and (5) bags of mortar are stored in warehouses and shipped to our customers and distribution centers.

For our bulk distribution matrix mortar is fabricated and stored in silos. We transport the mortar using suitable trucks. Upon their arrival at the worksite, the mortar is unloaded into mobile silos.

Lime is a product extracted from limestone using strict industrial controls and are selected, crushed and subjected to high temperatures (over a thousand degrees Celsius) in modern industrial ovens. This process of “burning” is called calcination. From this process, we produce quicklime, which is composed of calcium and magnesium oxides and is widely used in civil construction globally. Quality control for the production of lime begins at the location of the deposit, with the appropriate choice of raw materials, and continues through all the stages of its production, particularly before “burning.”

Our Operations in Brazil

Overview

In Brazil, we produce and sell cement, ready-mix concrete, aggregates, mortar and other building materials.

The map below sets forth our annual installed cement production capacity and market share in terms of cement volume sold in Brazil.

(1)	Our annual installed cement production capacity includes our consolidated subsidiaries in Brazil. However, we also own the following equity interests in unconsolidated affiliates: a 51.0% equity interest in Mizu, with an annual installed cement production capacity of 2.9 million tons and a 38.35% equity interest in Sirama, with an annual installed cement production capacity of 2.3 million tons. Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.
(2)	As of December 31, 2012. Market share data does not include Mizu or Sirama.

The table below sets forth our sales volume, annual installed cement capacity and certain financial information for our operations in Brazil for the periods indicated:

Brazil	For the Year Ended December 31,
	2012	2011	2010
Sales volume:
Cement (in thousands of tons)	24,379	23,551	22,657
Aggregates (in thousands of tons)	15,070	16,696	13,331
Ready-mix concrete (in thousands of cubic meters)	4,819	4,572	4,188
Mortar (in thousands of tons)	1,699	1,587	1,366
Annual installed cement capacity (in thousands of tons)	30,063	26,246	23,241
Revenues (in millions of reais)	7,705.1	7,250.4	6,538.1
Adjusted EBITDA (in millions of reais) (1)	2,775.1	2,574.8	2,542.4
Adjusted EBITDA margin (2)	36.0%	35.5%	38.9%

(1)	We define EBITDA as operating profit before equity results and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets and/or related impairment. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.

Our Products

Cement

Our range of products includes a variety of types of cement suitable for various uses, such as residential and commercial construction and civil engineering. We produce all types of cements permitted by Brazilian regulations and required for our customers’ needs. Our products range from standard cements, such as Portland, to high-resistance cement and cement products specialized to meet our clients’ needs.

Portland cement is a thin powder with agglutinant properties that when mixed with water and other building materials, produces cement used to build houses, buildings, bridges, dams, and other structures. Consumers take into account the use of the product in order to select the appropriate type of Portland cement.

The classifications of Portland cements in Brazil are based on different chemical compositions that modify the quality of the cement with respect to its compressive strength and chemical resistance to deterioration.

Our cement may be used in various applications, including:

•

reinforced concrete structures, concrete pavements pre-stressed concrete, pre-cast, roughcast mortar, cinder block core filling, coatings, floors, subfloors, grout, pre-stressed concrete and pre-cast and fabricated concrete building materials;

•	fiber cement;

•	simple concrete, reinforced or machined, general concrete structures, foundations, pillars, subterranean galleries, mortar for laying or coating, and lean concrete for sidewalks and coating;

•	general concrete, machined roller-compacted concrete and other concrete structures and pavements that are in regular contact with abrasive chemicals;

•

concrete construction, large blocks of concrete, marine construction, sanitation projects, dams, bridges, ports and concrete pavement, in addition to concrete structures that are in regular contact with abrasive chemicals;

•

bridges, dams, pavement, sanitation, concrete casts, reinforced concrete, sidewalks, in the preparation of mortars and coatings such as rough cast and plaster, core filling and subfloors, which are resistant to sulfates, which provides advantages in construction exposed to aggressive environments;

•	sanitation projects at ports, dams and concrete structures that remain in direct contact with abrasive chemicals; and

•	sewers, sulfated soil, marine works and dams.

Ready-mix concrete

Ready-mix concrete is produced either in concrete plants and transported directly to construction sites as ready-mix concrete in ready-mix trucks or on the construction sites. In the ready-mix concrete industry, it is crucial to have a close network of ready-mix concrete plants to meet customers’ delivery needs. Because cement mixed with water enters the hydrate phase, ready-mix concrete cannot be transported over long distances. After a certain period of time, a chemical reaction hardens the ready-mix concrete into a permanent form of artificial stone. Tensile strength, resistance to pressure, durability, setting times, ease of placing, and workability under various weather and construction conditions characterize this building material.

We began production of ready-mix concrete in Brazil in 2002 through our acquisition of Geral de Concreto S.A. We also have a participation of 25.0% in Supermix and 27.57% in Polimix. In Brazil, the volume of ready-mix concrete purchased compared to the volume of concrete produced at the construction site is still relatively low. As a result, our volume of sales of ready-mix concrete is not significant compared to our volume of sales of cement. However, we expect ready-mix concrete consumption to grow at higher rates than cement based on the potential increase of concrete production as a result of reduced costs. Our ready-mix concrete business is one of the industry leaders in Brazil, with the Engemix brand, which has been used in construction sites across the country for four decades. We believe this position gives us a competitive advantage in light of projected trends.

Engemix is divided into four main business lines: (1) self-build: targeting retailers and small builders; (2) serial construction: supplying ready-mix concrete designed specifically for use in government-subsidized housing construction; (3) general construction: focusing on large contractors and accounting for 78% of Engemix’s operations; and (4) on-site mixing, for large customers that require on-site mixing infrastructure for major construction sites.

Aggregates

Aggregates are used as raw materials for ready-mix concrete, masonry, asphalt and other industrial processes, and as base materials for roads, walkways, railways, landfills and buildings. Typical aggregates are hard crushed rock (for example limestone and granite), natural sand and gravel as well as recycled asphalt and concrete. Aggregates differ in their physical and chemical properties, in granularity and hardness. The type of aggregates available in a certain market is determined by local geology.

Aggregates are usually consumed close to their production sites because of high transportation costs. The cost of transporting one metric ton of aggregates for 50 km by truck is normally higher than the cost of producing one metric ton of aggregates excluding labor costs.

Other Building Materials

Our other building materials business line principally comprises: dry and adhesive mortars; hydrated lime; agricultural lime and gypsum; white cement; and concrete blocks.

We produce and sell two types of premixed mortars, dry mortar and adhesive mortar. Dry mortar is an industrialized pre-mix of sand, cement and special additives sold in bulk or bags. When mixed with water it becomes mortar and can be used in a number of applications, including interior stucco, exterior stucco, filler, and joining bricks when constructing a wall. Adhesive mortar is also a mix of cement and sand containing special additives that provide plastic and adhesive properties. It is marketed in bags, and when mixed with water it can be used for flooring and tile installation projects.

Our line of dry mortars, Matrix, comprises 12 products ready-mixed in bags or bulk and five construction systems to facilitate use according to the specific requirements of each project and type of application. Pre-mixed dry mortars comprise a small portion of total mortar produced in Brazil, which is primarily prepared in situ, a more labor-intensive process. We believe that pre-mixed dry mortar is a high growth market because of the trend to substitute the mortar prepared in situ with industrialized pre-mix mortar, generating cost savings. We believe we are in a strong position to capture this increasing demand as we are the leading producer with an estimated market share of approximately 40% as of December 31, 2012. We have grown at an annual rate of 16% since 2009, with 924 thousand tons sold in 2012.

Votomassa, our line for adhesive mortars and grouts, comprises 17 different products, 14 manufactured by us and 3 others by our technological partner Laticrete, a world-wide manufacturer of construction solutions. In 2012 we produced 775 thousand tons of adhesive mortars, representing an annual increase of 10% since 2009. As the second-largest producer in Brazil, with an estimated market share of nearly 20% as of December 31, 2012, we believe we can increase our market share in the adhesive mortar segment in the coming years by investing in brand awareness and leveraging our current client base.

In addition, we are the leading Brazilian manufacturer of hydrated lime, usually sold in bags by retailers. Hydrated lime is made by first burning limestone in kilns to form quick lime (calcium oxide) and then slaking the quick lime with water, forming calcium hydroxide. Hydrated lime is mixed with cement, sand and water to make mortar. We sell our lime in 20 kg bags under the brand “Itaú”.

We also have manufactured and marketed agricultural lime since 1970. Agricultural lime is a soil additive made from crushed limestone, which is used to increase the pH of acidic soil. We are one of the leading players in the segment and have set a benchmark for product quality and customer service. We sell our agricultural lime under the brand “Itaú” in all of Brazil’s main agricultural areas.

We also import and market white cement in Brazil. Except for color, white cement has essentially the same properties as grey cement, so it has a wide variety of applications. In Brazil it is used mainly by industries to make white mortar, concrete artifacts and industrial floors. As it provides a neutral tinting base and consistent color results, white cement is used for decorative and architectural purposes. It is still an incipient niche market with a total volume of 171 thousand tons imported in 2012, but we believe it can grow very rapidly in the next years. In Brazil, white cement sales have grown at an annual rate of 19% since 2008, and we import and sell approximately 12% of the total market volume.

Our Plants

In Brazil, we own 16 cement plants, 11 grinding mills, 110 ready-mix concrete plants, 28 aggregates facilities, one lime unit and eight mortar plants, as well as 27 limestone quarries. In 2012 and 2011, our cement plants in Brazil accounted for 39.1% and 36.2% of the total cement production capacity in the country, respectively.

Our quarries are located adjacent to or relatively close to our cement plants. We have certain facilities that are only grinding plants, as certain areas do not benefit from sufficient limestone reserves and it is easier and less expensive to transport clinker than limestone. We also have facilities that are located close to our customer clusters and sources of raw materials such as clinker, which we produce or purchase from third parties, and other additives such as slag, fly ash and pozzolan, allowing us to reduce our freight costs.

We have implemented a production quality system in all of our cement plants that we refer to as the Votorantim Cimentos Production System, or VCPS, for the implementation of best practices in cement production. All of our plants seek to maintain ISO standards for environmental and quality-process compliance.

The following table sets forth information regarding our production facilities in Brazil as of December 31, 2012:

Production Facility	Type of Plant	State	Year Operations Commenced
Brazil (1):
Southeast:
Cantagalo	Cement	Rio de Janeiro	1975/1982
Sepetiba	Grinding	Rio de Janeiro	2010/2011
Volta Redonda	Grinding	Rio de Janeiro	1943
Itaú de Minas	Cement	Minas Gerais	1973/1984/1996
Salto de Pirapora	Cement	São Paulo	1977/2011
Santa Helena	Cement	São Paulo	1970/1977/1986
Cubatão	Grinding	São Paulo	1986
Ribeirão Grande	Cement	São Paulo	1977/1978
South:
Pinheiro Machado	Cement	Rio Grande do Sul	1872/1980
Vidal Ramos	Cement	Santa Catarina	2011
Rio Branco	Cement	Paraná	1976/1983/1984/1995
Itaú do Paraná	Cement	Paraná	1973
Itajaí	Grinding	Santa Catarina	1943
Esteio	Grinding	Rio Grande do Sul	1952
Imbituba	Grinding	Santa Catarina	2011
Center-west:
Sobradinho	Cement	Distrito Federal	1972/1983/1996
Corumbá	Cement	Mato Grosso do Sul	1989
Nobres	Cement	Mato Grosso	1991
Cuiabá	Cement	Mato Grosso	2012
Northeast:
Cearense	Cement	Ceará	1980/1994
Cimesa	Cement	Sergipe	1983/1998/2006
Pecém	Grinding	Ceará	2008
Poty	Grinding	Pernambuco	2011
São Luis	Grinding	Maranhão	2011
North:
Porto Velho	Grinding	Rondônia	2009
Xambioá	Cement	Tocantins	2009
Barcarena	Grinding	Pará	2007

(1)	Does not include production facilities of Mizu and Sirama.

Customers and Distribution Process

We store the cement we produce in silos at our plants in Brazil before it is packaged by automated rotary packers into bags or, in the case of bulk sales, delivered by truck. Once packaged, most of the cement is palletized and shipped to one of our warehouses or directly to the final customer. We have palletization systems in all our cement and grinding plants that pack cement in bags. We own all of our warehouses, which are located throughout Brazil and used exclusively to store cement and mortars.

Our customers take delivery of cement at one of our plants or warehouses, or we deliver the cement to locations that they designate, using mostly third-party trucks that we hire for this purpose. We plan our distribution strategy to deliver the lowest net cost cement to our customers, and we coordinate production at our plants to determine which plant can deliver cement most efficiently to our customers.

In 2010, 2011 and 2012, we invested R$681.0 million, R$1,332.5 million and R$1,171.3 million, respectively, throughout Brazil to increase production capacity by 29.4% from 23.2 million tons as of December 2010 to 30.1 million tons as of December 31, 2012. We are constructing new plants for all of our products and expanding and upgrading existing facilities. Our goal is to continue to move closer to our final customers in order to accompany the growth of cement consumption throughout Brazil.

We use our operational network to promote our brand and products, as well as to ensure that we keep informed of market developments and trends. We believe that our distribution network, quality levels and long-term customer relationships enable us to build strong brand recognition.

The map below presents our distribution centers and transportation network in Brazil:

In 2012, we delivered approximately 69% of our cement sold in Brazil in industrial bags to building material retailers, distributors and construction companies, and we delivered the remaining 31% of our cement in bulk to ready-mix concrete companies, to industrial companies that use cement as a raw material and to final consumers. In addition, we sell cement in bulk to companies that manufacture prefabricated concrete elements.

We also sell our cement products for specific infrastructure projects, such as the Santo Antônio, Jirau and Belo Monte hydroelectric plants, each of which is a very large-scale project. We generally enter into long-term supply contracts for these specific projects.

Our payment terms for customers generally require payment within 17 days of the date of sale, and we do not offer vendor financing. We perform credit analyses of potential customers and consider the level of our doubtful accounts receivable to be insignificant.

As a result of the largely retail nature of the Brazilian cement market, we are not dependent on a limited number of large customers. No single customer of ours accounted for more than 5% of our total Brazilian cement sales volume in 2012. We served more than 48,000 individual customers during that year, with sales to our largest 20 customers comprising only 20% of our total Brazilian cement sales volume in 2012.

Marketing and Branding

Our sales and marketing strategy focuses on building material stores, as most cement in Brazil is purchased in bags by individual customers, with the remainder purchased in bulk. We believe that selling through building material stores allows us to best reach individual retail customers throughout Brazil. This is consistent with how cement is generally sold in other Latin American countries, while in the United States most cement is sold in bulk. We aim to differentiate ourselves through our long history in the market and strong brand recognition, and by providing the best possible service to our customers, including efficient delivery of cement.

We use the following brands of cements in Brazil: Votoran, Itaú, Poty, Tocantins and Aratu. Our brands are focused on our cement products. According to December 2012 market research on customer loyalty by Ipsos, a global market research firm, approximately 72% of our retail customers in Brazil would strongly recommend our brands.

With respect to our other building materials, we have other products and brands, including Engemix, Matrix, Votomassa, Limes (Cal Hidratada Itaú), Agricultural Inputs, White Cement and Cement Artifacts.

Seasonality

We are subject to seasonality in Brazil as a result of the rainy season in the Northeast region that occurs in July and August, which results in reduced construction and cement consumption. Our sales tend to increase throughout Brazil beginning in September through December.

Investments

We have 38.25% and 51.0% equity interests in two Brazilian cement companies, Sirama and Cimento Mizu, respectively, and 25.0% and 27.57% equity interests, respectively, in two ready-mix concrete Brazilian companies, Supermix Concreto Ltda., or Supermix, and Polimix Concreto Ltda., or Polimix. Cimento Itambé has one cement plant in the south of Brazil, while Cimento Mizu has two cement plants, two grinding mills and one cement mixing plant. Supermix and Polimix have production facilities located throughout Brazil. Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.

On February 3, 2010, we entered into a share exchange agreement with Lafarge whereby we agreed to transfer our activity, business and assets related to the former Cocalzinho, Cipasa and Aratú cement plants in Brazil to Lafarge, as well as 30% of the slag we received in our granulation facility in Santa Cruz from Companhia Siderúrgica do Atlântico, or CSA, in exchange for a 17.28% equity stake in Cimpor held by Lafarge. We received the Cimpor shares from Lafarge upon execution of the share exchange agreement and subsequently transferred these three cement plants to Lafarge on July 19, 2010. On February 17, 2010, we acquired an additional 26.0 million shares of Cimpor, representing an additional 3.93% equity interest for a purchase price of €154.5 million. As a result of this acquisition, our equity stake in Cimpor increased to a total of 21.21% of its capital stock. On June 25, 2012, we entered into an exchange agreement with Camargo Correa Cimentos Luxembourg S.à.r.l. and InterCement Austria Holding GmbH, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s cement production assets in Spain, Morocco, Tunisia, Turkey, India and China, together with a quarry in Peru, and 21.21% of Cimpor’s net debt. For additional information see “Business—The 2012 Cimpor Asset Exchange.”

On May 11, 2012, Companhia de Cimento Ribeirão Grande, our wholly-owned subsidiary agreed to acquire 100% of the equity interests of PPGP Participações Ltda., for a total purchase price of R$115.2 million to be paid in four installments. Through this acquisition, we acquired certain mineral rights and fixed assets in the State of São Paulo.

Competition

As cement is relatively expensive to transport, competition is essentially regional. Several large multinational cement companies, including Holcim and Lafarge, have operations in Brazil. We also compete with domestic producers such as InterCement, Nassau and Ciplan. Multinational companies have entered the market primarily by purchasing existing Brazilian cement producers, rather than by building new production capacity. The increase in demand for cement has resulted in announcements by a growing number of our competitors of plans to expand their production capacity.

Traditionally, cement imports have not been material in the Brazilian market. Cement exports accounted for approximately 0.04% of Brazil sales in 2012. The relatively small import and export markets for cement are primarily the result of high transportation costs, a general lack of infrastructure in Brazilian ports for loading and unloading cement, and the distinctly regional nature of Brazil’s cement market. In 2012, we accounted for approximately 35.2% of total Brazilian Portland cement consumption, while our next-largest competitor, Cimento Nassau (Grupo João Santos), accounted for approximately 10.5% as of August 31, 2012.

Our Operations in North America

Overview

In North America we sell cement, ready-mix concrete and aggregates. We began production of ready-mix concrete in North America in 2001, through St Marys Cement Inc., or St Marys, in Canada. We also sell aggregates for road base, asphalt manufacturing and other construction applications through St Marys in Canada and Prairie in the Great Lakes region of the United States. In 2003, we acquired Suwannee American Cement in a 50/50 joint venture with the Anderson Group, and entered the Florida market, then one of the most attractive markets for cement and ready-mix concrete in North America. We later acquired new cement factories, ready-mix concrete plants, aggregate units, and distribution terminals in the Great Lakes region and in Florida. In 2008, we also acquired Prairie, one of the leading ready-mix concrete and aggregate producers in the U.S. Midwest with a presence in Illinois, Indiana, Michigan and Wisconsin in the Great Lakes region. In addition, in 2010, VCNA entered into a joint venture agreement with Edw. C. Levy Co. with respect to Superior Material Holdings, LLC, a Michigan-based ready-mix and building materials company.

As of November 30, 2012, we had a market share of approximately 26.6% in the Great Lakes region and approximately 8.6% in the State of Florida through our joint venture. We operate two cement plants in Canada (St Marys and Bowmanville, both in the province of Ontario) and three cement plants (Charlevoix, Michigan; Dixon, Illinois; and Suwannee, Florida (through a 50/50 joint venture)) and two grinding mills (Detroit, Michigan and Badger of Milwaukee, Wisconsin) in the United States. Preliminary cement consumption data from 2012 indicates that cement consumption rose 14.8% in Florida and 6.9% in the Great Lakes region. Consumption in Florida is anticipated to rise an additional 18.9% in 2013.

The map below sets forth our annual installed cement production capacity and market share for North America.

(1)	Our annual installed cement production capacity in Florida includes 50.0% of the installed cement production capacity of Suwannee, a 50/50 joint venture company with Anderson Columbia Company, Inc.
(2)	As of December 31, 2012.
(3)	As of November 30, 2012.

The table below sets forth our financial and operational information for North America for the periods indicated:

North America	As of and for the Year Ended December 31,
	2012	2011	2010
Sales volume:
Cement (in thousands of tons)	4,009	3,621	3,581
Aggregates (in thousands of tons)	11,323	10,370	11,377
Ready-mix concrete (in thousands of cubic meters)	3,923	3,984	4,151
Annual installed capacity:
Great Lakes (in thousands of tons)	5,174	5,174	5,174
Florida (in thousands of tons)	420	420	420
Revenues (in millions of reais)	1,776.6	1,448.0	1,509.0
Adjusted EBITDA (in millions of reais) (1)	295.6	201.9	263.4
Adjusted EBITDA margin (2)	16.6%	13.9%	17.5%

(1)	We define EBITDA as operating profit before equity results and net financial income (expense) plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets and/or related impairment. For a calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.

Great Lakes

Our Products

St Marys manufactures a variety of cement for different purposes: normal; high-early strength; low-heat hydration; and sulfate-resisting, as well as other supplementary products, in bulk and as bagged cement.

Since its founding in 1912 in St. Marys, Ontario, St Marys Cement has been a major producer of cement materials in the Great Lakes Region. With six plants strategically located to serve Canadian and U.S. customers and a production capacity of over five million metric tons, St Marys Cement participated in such landmark projects as the CN Tower, Roy Thompson Hall, Maple Leaf Gardens and the Darlington Nuclear Station, as well as countless other engineering, civic and residential projects that significantly contributed to the growth and prosperity of the region.

Established principally in the province of Ontario, Canada, with its headquarters in Toronto, St Marys is the building materials division of St Marys Cement. St Marys has more than 450 ready-mix concrete trucks operating out of 40 ready-mix concrete plants. St Marys, with twelve sand and gravel operations and quarries, is also a major aggregate producer, competing in the Southern Ontario market which consumes over 140 million tons of aggregates material annually.

Prairie Materials is another company in our building material divisions in North America. Owners, designers and builders rely on Prairie Material for innovative and reliable ready-mix concrete products. Although our custom mixes are designed to meet very specific applications, many of them fall into the following categories: (1) flowing and self-consolidating concrete, a highly workable concrete mixture that can be placed in restricted structural elements compacting by means of its own weight without vibration; (2) structural lightweight concrete, a concrete for structural applications with a density of 90-115 lb/ft³ compared to normal weight concrete of 140 to 150 lb/ft³ made with special lightweight coarse and fine aggregates and air-entrained; (3) FiberMax, a concrete that minimizes shrinkage and cracking during the early and settlement stages and offers extra support for the coarse aggregates in every cubic inch of placed concrete; (4) Redi-Fill, a patented flowing mix that is delivered right from the truck into the void, working its way around pipes and other underground features in one continuous pour; (5) StormHandler, a pervious concrete that is a sand-free proprietary mix of cement materials, coarse aggregates (gravel and crushed stone) and water that creates a finished concrete with a matrix of 15-25% air voids throughout; and (6) aggregates and decorative materials, such as clear limestone, flagstone and boulders from our own quarries and pits in Illinois and Indiana.

Our Plants

Our Great Lakes business includes five cement plants, two grinding mills, 140 ready-mix concrete plants and 34 aggregates facilities. Set forth below is information regarding our plants in the Great Lakes:

Great Lakes Production Facility	Type of Plant	State/Province	Year Operations Commenced
Canada:
Bowmanville	Cement	Ontario	1968/1991
St Marys	Cement	Ontario	1912/1977
United States:
Detroit	Grinding	Michigan	1977/1991
Badger	Grinding	Wisconsin	2001
Suwannee (1)	Cement	Florida	2003
Charlevoix	Cement	Michigan	1996
Dixon-Marquette	Cement	Illinois	1955/1965

(1)	Through our joint venture in Florida.

In addition, our Bowmanville, St Marys, Detroit and Charlevoix plants have been awarded ISO 14001 certifications for their environmental protection programs. Our Detroit plant has also been awarded OHSAS 18001 standard system certification for its safety and occupational health program.

Customers and Distribution Process

We distribute our products through a sophisticated network of terminals throughout the Great Lakes region, which are serviced by barge, rail and truck.

In the Great Lakes region, we serve the U.S. States of Wisconsin, Illinois, Indiana, Michigan, Ohio and New York, in the United States, and the province of Ontario, in Canada. In 2012, we sold approximately 95% of our cement in the Great Lakes region to ready-mix concrete companies in bulk. Our top 10 customers accounted for approximately 22% of total Great Lakes sales in 2012. In addition, we sell cement in bulk to companies that manufacture prefabricated concrete elements, companies that produce water tanks and construction companies. Approximately 10% of our customer relationships in the Great Lakes region are exclusive.

Our payment terms for sales generally require payment within approximately 60 days from the date of sale. We do not offer vendor financing. We perform credit analyses of potential customers and consider the level of our doubtful receivables to be insignificant.

Seasonality

Almost all of our products are produced and consumed outdoors. Seasonal changes and other weather-related conditions can affect the production and sales volumes of our products. Therefore, the financial results for any quarter do not necessarily indicate the results expected for the full year.

Marketing and Branding

Our main cement ready-mix concrete and aggregates brands in North America include Prairie, FiberMax, Redi-Fill, Pure Color, Prairie RCC and Prairie Aggregates.

Our strategy with respect to sales and marketing in the Great Lakes region of North America is to focus on quality and services and on targeting higher margin accounts.

Competition

Large multinational cement companies, including Holcim, Lafarge, and ESSROC Italcementi Group, are our major cement competitors in the Great Lakes region.

Traditionally, cement imports to the Great Lakes region have not been significant. Importers face a barrier to entry that requires barging the finished product through the St. Lawrence Seaway system of lakes and locks, a system that shuts down for three months each winter. In addition, this system does not accommodate ocean-going vessels, requiring any importer to offload in Quebec City into smaller-sized vessels. We believe that these limitations effectively preclude importers from becoming a significant competitive factor in the Great Lakes region.

Florida region

Overview

We conduct our cement operations in Florida through Suwannee, a 50/50 joint venture with Anderson Columbia Company, Inc. Suwannee sells the vast majority of its cement production in the State of Florida and the remainder in Southern Georgia. In addition, we own 100% of Prestige Concrete Products, or Prestige, in Florida.

Our Products

Suwannee’s cement products consist of Type I cement and one specialty cement.

Prestige has 30 fixed ready-mix and block locations, providing high-quality concrete for projects in North and Central Florida, Southern Georgia, and Greensboro and Winston-Salem, North Carolina. Prestige also has 14 gunite locations, with crews in Texas, California and North Carolina. Prestige’s ready-mix concrete division offers a broad line of products ranging from lightweight concrete for design flexibility to high early strength concrete for fast track construction. Prestige carries a full line of additives and admixtures including structural fibers, fly ash, silica fume, water reducers and retarding/accelerating agents, among others. Prestige’s ready-mix concrete division also provides a full line of building materials for the concrete construction contractor, including wire mesh, masonry cement, grouts and expansion joints.

Prestige’s ready-mix concrete block division produces lightweight blocks. Through Prestige, we own a state-of-the-art plant at Groveland, Florida that consistently manufactures blocks that meet or exceed all ASTM International (formerly the American Society for Testing and Materials) standards for strength, size and weight.

Plants

Our Florida business includes one cement plant, 27 ready-mix concrete plants, 3 block locations and 14 gunite locations.

The Suwannee cement plant has been awarded the ISO 14001 certification for its environmental protection programs. In addition, the Suwannee cement plant has been awarded the OHSAS 18001 standard system certification for its safety and occupational health program.

Customers and Distribution Process

Suwannee sold approximately 90% of its production in the State of Florida in 2012 and the remainder in Southern Georgia. Suwannee’s cement sales are predominantly made in bulk, with approximately 75% of sales to ready-mix concrete producers and the remainder to concrete pre-cast and specialty producers in 2012. Suwannee’s five largest external customers accounted for an additional 27% of total sales in 2012. Approximately 10% of Suwannee’s customer relationships are exclusive.

When it began operations, Suwannee sold 180 thousand short tons of cement annually. In 2004, the initial sales forecast was for 400 thousand short tons, but actual sales for the year were more than double that amount. Since then, annual production has consistently met and exceeded Suwannee’s customers’ requirements. With a total capacity of almost one million short tons, Suwannee continues to set the standards for quality, safety, health and environmental compliance in the markets it serves. We believe that there are opportunities for growth as Suwannee plans to expand into new markets in the near future to better service the demanding needs of its customers.

Our payment terms for sales customarily required payment within approximately 30 days, but this has been extended to approximately 50 days. We believe we have sufficient reserves set aside for doubtful accounts.

Seasonality

We believe there is no seasonality for cement sales in the State of Florida.

Marketing and Branding

In Florida, we market our ready-mix concrete, concrete block and shotcrete/gunite products using the Prestige brand.

Competition

Suwannee’s and our main competitors in the State of Florida are Titan America LLC, Cemex USA, Vulcan Materials Company, HeidelbergCement and Cement Roadstone Holdings in the cement market, and Lafarge in the slag market. In addition, HeidelbergCement produces cement elsewhere to sell in the Florida market.

Other than the producers mentioned above, we do not expect new entrants into the State of Florida cement market given the current excess supply in the state, which is not expected to be balanced with market demand until at least 2020.

Our Operations in South America (excluding Brazil)

Overview

We own the following equity interests in the companies set forth below:

Company	Equity Interest (%)	Jurisdiction
Cementos Bío Bío S.A	15.15	Chile
Avellaneda (1)	10.61	Argentina
Artigas (2)	12.61	Uruguay
Itacamba	66.71	Bolivia
Cementos Portland S.A	33.97	Peru

(1)	We, together with our controlling shareholder, VID, own a 49.0% equity interest in Avellaneda.
(2)	We, together with our controlling shareholder, VID, own a 51.0% equity interest in Artigas.

In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange.

The map below sets forth our annual installed cement production capacity and market share for South America (excluding Brazil).

(1)	As a result of the 2012 Cimpor asset exchange, we own a limestone quarry in Peru.
(2)	We own a 15.15% equity interest in Bío Bío, a Chilean cement company with a current annual installed cement production capacity of 2.2 million tons.
(3)	We, together with our controlling shareholder, VID, own a 51.0% indirect equity interest in Artigas, an Uruguayan cement company with a current annual installed cement production capacity of 0.5 million tons. Our current indirect equity interest in Artigas is 12.61%, and accordingly, we account for our equity interest in Artigas using the equity method. VID expects to transfer its equity interest in Artigas to us.

(4)	Not available.
(5)	We, together with our controlling shareholder, VID, own a 49.0% indirect equity interest in Avellaneda, an Argentinean cement company with a current annual installed cement production capacity of 2.8 million tons, due to our indirect equity interest in Avellaneda of 10.61%, we account for our equity interest in Avellaneda using the equity method. VID expects to transfer its equity interest in Avellaneda to us.
(6)	Annual installed cement production capacity is presented as of December 31, 2012. Our total annual installed cement production capacity in South America (excluding Brazil) only includes the installed cement production capacity of Itacamba in Bolivia.
(7)	Market share data is presented as of October 31, 2012 for Bolivia and as of December 31, 2012 for South America (excluding Bolivia).

The table below sets forth our operational information for South America (excluding Brazil) for the periods indicated:

	As of and for the Year Ended December 31,
South America (excluding Brazil)	2012	2011	2010
Sales volume (consolidated):
Cement (in thousands of tons)	4,408	4,588	3,973
Ready-mix concrete (in thousands of cubic meters)	3,353	3,136	2,556

Annual installed cement capacity (in thousands of tons):
Argentina	2,805	2,805	2,805
Bolivia	200	200	200
Chile	2,245	2,245	2,245
Uruguay	517	517	517

Our Investments

In April 2008, we completed the acquisition of a 15.2% equity interest in Bío Bío, one of the leading players in the cement, ready-mix concrete and ceramics industries in South America, through a series of transactions effected on the Santiago Stock Exchange. Bío Bío has operations in Chile.

On November 24, 2010, we and Bradesplan Participações Ltda., or Bradesplan, signed a share purchase agreement whereby Bradesplan transferred to us 54 registered common shares without par value of VILA, representing 6.55% of its voting capital, for total cash consideration of R$416.3 million. Subsequently, on November 30, 2010 we acquired an additional interest in VILA of 8.74% through a share issuance by VILA. In exchange for these additional shares, we cancelled a receivable that we held against VILA in the amount of R$285.9 million. The carrying amount of this receivable was equal to its fair value at the date of the exchange. Through these combined acquisitions, we now hold a 15.27% interest in VILA.

On November 15, 2010, we acquired a minority equity interest in Cementos Portland S.A., or Cementos Portland, a newly formed joint venture with Bío Bío, IPSA – Inversiones Portland S.A., or IPSA, a Peruvian cement company, and World Cement Group SL, or World Cement Group, a Spanish cement company. The ownership structure of Cementos Portland is as follows: VCSA (29.5%), Bío Bío (29.5%), IPSA (20.5%) and World Cement Group (20.5%).

On December 27, 2012, we acquired from Cementos Molins S.A., or Molins, a 10.61% equity interest in Avellaneda, in Argentina, and a 12.61% equity interest in Artigas, in Uruguay. VID currently owns a 38.39% equity interest in each of Avellaneda and Artigas. As of December 31, 2012, Avellaneda and Artigas had an annual installed cement production capacity of 2.8 million tons and 0.5 million tons, respectively. On January 21, 2013, we paid to Molins U.S.$60 million related to post-closing adjustments for our acquisition of the Avellaneda equity interest and U.S.$25 million for our acquisition of the Artigas equity interest.

Customers and Distribution Process

Avellaneda operates two integrated plants in Argentina – Olavarría and San Luis – with the former located near Buenos Aires, the company’s most relevant market, and the latter in the western region of Cuyo, in the province of San Luis. Avellaneda sells the majority of its product in the Buenos Aires region, with additional sales in Cuyo and a small amount exported to Paraguay.

Artigas has two different plants in Uruguay – Minas and Sayago. Artigas produces clinker at the Minas plant and then transports it to Sayago, a cement-grinding plant located near Montevideo with an annual capacity of approximately 500 thousand tons. As one of only two clinker producers in Uruguay, Artigas is a significant market player. Artigas produces cement, masonry cement and adhesive. At the same time, it sold in 2012 part of its clinker production to the other Uruguayan cement company ANCAP. The company sells most of its cement through distributors or its ready-mix concrete company. Artigas’ most important ready-mix concrete client is Montes del Plata, a cellulose plant being built in Uruguay. In 2012, Artigas sold approximately 80,000 cubic meters to Montes del Plata.

Bío Bío has four plants distributed throughout Chile. In the Central region Bío Bío has one grinding mill, San Antonio, and one integrated plant. In the North and South regions, both plants are integrated. In general, Chile has a very industrialized construction sector that leaves less space for retail businesses than in other South American countries such as Brazil. Most cement is sold to ready-mix companies, and Bío Bío holds a relevant share of this market. In the North region, demand for cement and ready-mix concrete is driven by important infrastructure projects, specifically mining projects in the desert regions. In addition to cement and ready-mix concrete, Bío Bío produces lime through Bío Bío Cales, which is sold mainly to industrial clients and generates a significant part of the company’s revenues.

Seasonality

Avellaneda and Artigas are subject to seasonality as a result of the rainy seasons in Buenos Aires and Montevideo, respectively, which results in reduced construction and cement consumption. Their sales tend to decrease slightly in these markets during the summer months from November to March.

Bío Bío in Chile is subject to seasonality as a result of the rainy season in the Central Region, which results in reduced construction and cement consumption in the Chilean market as a whole. Sales generally tend to decrease slightly from June to September

Itacamba is subject to seasonality in Bolivia as a result of a rainy season in the first half of the year. Its sales tend to increase slightly in the second half.

Marketing and Branding

In Argentina and Uruguay, Avellaneda and Artigas market their cement and ready-mix concrete using the Cemento Avellaneda, Hormigones Avellaneda, Cemento Artigas, Cemento Ideal and Hormigones Artigas brands.

In Chile, Bío Bío markets its cement and ready-mix concrete using the Cemento Bío Bío, Cemento Inacesa, Ready mix and Tecnomix brands.

In Bolivia, Itacamba markets its cement using the Cemento Camba brand.

Our Operations in Europe, Asia and Africa

Overview

On June 25, 2012, we entered into an exchange agreement with Camargo Correa Cimentos Luxembourg S.à.r.l. and InterCement Austria Holding GmbH, in which we agreed to exchange our 21.2% equity interest in Cimpor in return for Cimpor’s cement production assets in Spain, Morocco, Tunisia, Turkey, India and China, together with a quarry in Peru, and 21.21% of Cimpor’s net debt. On December 21, 2012, we concluded this transaction, resulting in an increase in our total annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria Holding GmbH on January 21, 2013.

As a result of the 2012 Cimpor asset exchange, we operate 13 cement plants, one clinker plant, eight grinding mills, 78 ready-mix concrete plants, 22 aggregates facilities, five mortar plants and one hydrated lime plant.

The map below sets forth our annual installed cement production capacity and market share for Europe, Asia and Africa:

(1)	As a result of the 2012 Cimpor asset exchange, we own a 50.0% equity interest in Cimpor’s Chinese cement production assets with a current annual installed cement production capacity of 6.0 million tons. Our assets related to our business in China are classified as “held for sale” in our audited consolidated financial statements. On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million.
(2)	Annual installed cement production capacity is presented as of December 31, 2012.
(3)	Market share data is presented as of September 30, 2012.

The table below sets forth our operational information for Europe, Asia and Africa for the periods indicated:

Europe, Asia and Africa (1)	As of and for the Year Ended December 31, 2012
Sales volume (in thousands of tons):
Cement and clinker	10,189
Annual installed capacity (in thousands of tons):
Spain	3,215
Morocco	1,239
Tunisia	1,750
Turkey	3,028
India	1,154
China	5,962

(1)	We began consolidating this information only as of December, 21, 2012, the date on which we concluded the 2012 Cimpor asset exchange.

Spain

We operate two plants in Galicia, Oural (Lugo) and Toral (Ponferrada), and two plants in Andalusia, Cordoba and Niebla, with a total annual installed capacity of 3.2 million tons as of December 31, 2012. Our Spanish operations also include a grinding mill in Huelva and a terminal in Seville, as well as a grinding mill in Narón and two grinding mills and eight terminals in the Canary Islands.

Approximately 80% of our sales in Spain corresponded to bulk cement and 20% to bag cement, in terms of volume in 2012. Bulk cement is mainly used to produce ready-mix concrete and in infrastructure projects, while 25kg bagged cement is used mainly for retail. We mainly distribute the cement by truck or, if a small quantity, by train. We have eight distribution centers in the north of Spain, all of them supplied by railway, where we sell bag and bulk cement.

We are subject to seasonality in Spain. December is usually the month that registers the lowest sales volumes due to several holidays (only 18-19 working days) falling within the month. On the other hand, in the summer months, sales volumes tend to increase due to good weather.

While market conditions remain challenging, we are taking important steps based on our successful turnaround experience that will help us bring back our profitability to higher levels. The Spanish cement market is relatively consolidated with approximately 80% of the installed cement production capacity in Spain owned by six companies, five of which, including our company, are controlled by multinational cement groups (Cemex, Lafarge, Holcim and Italcementi).

We market our cement in Spain using the brands “Cementos Cosmos” in the North, “Cementos de Andalucía” in the South, and “Cementos Teide” in Canarias. Our concrete in Spain is marketed using the brand “Cimpor Hormigón” and our aggregates are marketed as “Cimpor Áridos”. Our mortars are marketed under the brand “Pulmor”. We expect to begin using different brands to market our products in Spain within the next six months.

In Spain, we compete with Tudela Veguin in the Galicia region, and in the Andalusia region with Cementos Portland Valderrivas, Cementos Balboa, Cemex, Holcim, and Italcementi, together with some local producers with grinding mills and cement silos.

Morocco

Morocco is one of the cement markets with the most significant historical increase in demand among our European, Asian and African operations. We operate one plant in Témara with an annual installed cement capacity of 1.2 million tons.

We are the fourth-largest cement company in Morocco with a 7.1% market share. We are the market leader in the region of Rabat, with a local market participation of 70%. Our competitors in Morocco include major international companies such as Lafarge, Holcim and Italcementi.

The market is geographically well structured, with Italcementi focusing on the markets surrounding Marrakesh, Agadir, Safi and Laayoune, while Holcim’s network is organized around Settat, Fès, Oujda and Casablanca and Lafarge’s around Meknès, Tétouan, Bouskoura and Tanger. Cimat has recently commenced operations in Ben Ahmed and Béni Mellal.

Approximately 20% of our sales in Morocco corresponded to bulk cement and 80% to bagged cement, in terms of volume in 2012. Bulk cement is used mainly for production of ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail. We distribute the cement by truck directly from the plant to the customer.

We are subject to seasonality in Morocco as a result of two factors: religious feasts during the year, which usually stops construction activity and heavy rains in the winter.

In Morocco, we market our cement under the brand “Asment Temara,” concrete under the brand “Betocim,” and aggregates under the brand “Grabemaro.”

Tunisia

We operate one plant in Jbel Oust, which has an annual production capacity of 1.7 million tons of cement and hydraulic lime.

We are the second-largest cement producer in Tunisia, with a market participation of approximately 21%, and a market participation in the region of Tunis of approximately 40%. Our competitors in Tunisia include Cementos Portland; Secil, a Portuguese producer; Colacem, an Italian company; and two state-owned companies, Bizerte and Ciments d’Oum Kelli.

Tunisia has historically been a quality market from both growth and profitability standpoints. Tunisia is ideally positioned to export to Libya, in particular to serve the Tripoli market, the country’s largest.

In Tunisia, the cement industry is fairly consolidated, with the top four producers accounting for approximately 80% of production. Our competitors include Cementos Portland Valderrivas through its subsidiary Enfidha, the country’s leader, Secil, a Portuguese producer operating Gabés, Colacem, an Italian company operating CAT, and two state-owned companies, Bizerte and Ciments d’Oum Kelli.

Approximately 10% of our sales in Tunisia corresponded to bulk cement and 90% to bagged cement, in terms of volume in 2012. Bulk cement is mainly used for production of ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail inside Tunisia, with small quantities exported to Argelia and Libya by truck. Our distribution is made only by truck directly from the plant to the customer.

We are subject to seasonality in Tunisia as average sales levels usually goes down during the Holy Month (Ramadan), which is not a fixed period of the year, and the rainy season of December and January. The best sales periods are the summer months and the month that follows Ramadan, as people resume their day-to-day activities.

Turkey

We operate in Turkey through our equity participations in Cimpor Yibitas, AS and Yibitas Yozgat, AS. We have 3.0 million tons of annual cement production capacity and operate in the regions of Central and East Anatolia and in the Black Sea. We have four cement plants: Hasanoglan, Çorum, Sivas, and Yozgat. We also operate two grinding mills in Samsun and in Nevsehir.

From a market standpoint, we focus on Central and East Anatolia as well as on the Black Sea markets. Their attractive characteristics include, among others, distance to major ports and generally greater price resilience than on the Mediterranean coast.

Turkey’s cement sector has been posting robust results over the last two years. According to TCMB, the country’s cement association, the country produced approximately 72 million tons of cement and clinker in 2012, of which approximately 56 million tons of cement were sold domestically. The private housing segment was expected to account for approximately 52% of total local demand, in 2012, followed by the commercial segment with 11%.

The market is highly fragmented and composed of both local and foreign players. The market leader is Akçansa, a joint venture between HeidelbergCement and the Turkish industrial group Sabanci, followed by Oyak, the armed forces pension fund, with a market share of 18%, and a local industry conglomerate Limak Holding, which has a 10.3 million tons per annum cement production capacity.

Approximately 80% of our sales in Turkey corresponded to bagged cement and 20% to bulk cement, in terms of volume in 2012. Bulk cement is used mainly to produce of ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail. Our distribution is made only by truck directly from the plant to the customer.

We are subject to seasonality in Turkey as a result of the weather conditions. During the low season of November to March, the monthly sales volume represents approximately 4.5 to 7.5% of the total yearly sales volumes. During the high season of April to October, the percentage can increased to between 9.5% and 11% of the total annual sales volume.

We market our cement in Turkey using the “Cimpower” brand and we expect to begin using different brands to market our products in Turkey within the next six months.

India

We operate one plant near Jamnagar, in the State of Gujarat, with an annual cement production capacity of 1.2 million tons.

India is the second largest cement market in the world. CMA, the country’s cement association, anticipates demand will grow by 7.5% over 2013-2014 and reach dispatches of 240 million tons. This comes as a result, among others, of continued government support (in 2011-2012, it allocated U.S.$47 billion to the sector, in addition to tax-free bonds worth U.S.$6.5 billion), as well as strong incremental demand from the housing sector that accounts for 65% to 70% of total domestic demand.

While global cement companies, such as Holcim, Lafarge, Italcementi and HeidelbergCement are active in this market, the largest operator, Ultratech, is Indian. The market remains fairly fragmented, with Ultratech and ACC/Ambuja (Holcim) not representing more than 25% of the country’s total market share. A number of players such as Dalmia, Shree and India Cements are regionally oriented.

Approximately 95% of our sales in India corresponded to bagged cement and to 5% bulk cement, in terms of volume in 2012. Bulk cement is mainly used to produce ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail. Our distribution is made mainly by truck or, if a small quantities, by rail. We have four distribution centers in Gujarat State, where we offer bag cement.

We are subject to seasonality in India. Normally the peak period for cement sales is between December and May, which typically accounts for approximately 55 to 60% of sales for the year. Sales decrease between June and November due to the rainy season and religious festivals.

We market our cement in India using the “Kamal” brand, which was established fifty years ago in the Gujarat region.

China

We operate two integrated cement plants in the Province of Shandong, at Zaozhuang and Shandong; a clinker production unit in the Province of Jiangsu in Liyang; and two grinding mills, one in Suzhou and another in Huaian. Our annual cement production capacity in China is 6.0 million tons. This business is recorded on our balance sheet as assets and liabilities held for sale.

On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million.

We do not intend to continue our operations in China and we have implemented a plan to dispose of this business during 2013. See “Presentation of Financial and Other Information—Financial Statements—China operations held for sale.”

Raw Materials and Energy Sources

Raw Materials

The principal raw materials used in the production of cement are: (1) limestone, pozzolan, clay and gypsum for the production of clinker; (2) clinker additives, including blast furnace slag and fly ash; and (3) bags. We produce almost all of the clinker we use to manufacture cement. During 2012, the cost of our main raw materials accounted for approximately 4.6% of our total production costs.

Certain of our raw materials, such as slag, are supplied by various producers and transported by trucks to our cement plants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual commitments—Supply contracts.”

Energy Sources

Fossil & Alternate Fuels

We use thermal energy that we obtain through a mix of fossil fuels and recycling of alternate fuel to power our plants. Our kilns use petcoke (petroleum coke) purchased in the international market as our main fossil fuel, and provided approximately 86.7% and 85.8% of our total energy needs in 2012 and 2011, respectively. Petcoke is a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement.

Our kilns also use recycled alternative fuel such as biomass and waste materials co-processing, and provided for approximately 13.3% and 14.2% of our total energy needs, in 2012 and 2011, respectively.

Electric Energy. Our production facilities consume significant amounts of electricity. In 2012, 2011 and 2010, electricity costs represented approximately 7.8%, 8.6% and 8.1%, respectively, of our total costs. We own one hydroelectric plant in the Northeast region of Brazil with a total installed capacity of 160 MW and a 5.6% equity interest in a hydroelectric plant located in the South with a total installed capacity of 1,140 MW. We also own four additional small hydroelectric stations with a combined installed capacity of 12.2 MW in the states of Minas Gerais and Paraná. Furthermore, we own or hold interests in three hydroelectric plants in the states of Mato Grosso, Santa Catarina and Pará/Tocantins, which have been under development since 1988, 2002 and 2002, respectively, and which are currently not operational. Our power plants and power plants in which we hold an interest supplied approximately 27.5%, 25.2% and 25.3% of the electric energy needs of our Brazilian operations in 2012, 2011 and 2010, respectively. We also purchase energy from our affiliate Votener, which manages the energy generation of VID’s industrial operations, under long-term contracts with an initial five-year term, which generally expire in December 2016. Votener supplied approximately 43.0%, 53.0% and 43.8% of the electric energy needs of our Brazilian operations in 2012, 2011 and 2010, respectively. We acquire the remainder of the energy consumed in our cement operations through one-year contracts with third parties which are automatically renewed unless otherwise terminated by either party with a six-month prior written notice and that allow us to revise and adjust the energy to be purchased on a semi-annual basis. In North America, we purchase electricity in the spot market and under long-term agreements. In 2012, 2011 and 2010, our purchases in the spot market supplied approximately 75% of the total electricity needs of our North American operations. We have a long-term power supply agreement for one of our cement plants in North America which expires on December 31, 2015, which agreement accounted for approximately 25% of the total electricity needs of our North American operations.

Mineral Reserves

Our mineral reserves include only materials meeting specific quality requirements for each process and product. In order to ensure the competitiveness of our operations, we utilize technological upgrading, innovation in products and processes, as well as constant research in our cement, aggregate, mortar and agricultural lime businesses in order to meet their respective mineral resource needs.

The principal requirements are based on a chemical composition that matches the quality demanded by the cement production process. With many production sites located to serve the market and to different qualities of mineral resources, even within the same site, we conduct geostatistical chemical tests to determine the best blending proportions to meet product requirements and production volume, and to use a ratio of close to 100% of the mineral reserves for these products.

Our reserves are a sum of proven and probable reserves. Proven reserves are those for which size, shape, depth and mineral content of reserves are well-established, revealed by geological surveys, drilling campaigns, chemical analysis and geological modeling. All of these activities will determine the quantity of minerals that matches the quality required by the production process. Probable reserves are those for which quantity or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

We consider reserves to be proven if they were extracted on our own land, when environmental conditions have been met and permits have been granted. If these environmental conditions have not been met or permits have not been granted, we consider these reserves as probable.

Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff jointly with the regional technical managers associated with each of our businesses.

To maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using our own mining equipment (drilling machines, excavators, wheel loaders, trucks, etc.) and crushing systems, with as few contractors as possible.

Our cement production process begins with the mining and crushing of limestone and clay, and in some instances, other raw materials. We have access to limestone and clay quarries near most of our cement plant sites in Brazil and abroad as these minerals are the main raw materials in the cement production process.

We store limestone, clay and minor compounds extracted from quarries (almost all are developed in open pit) on our properties. After locating sufficient limestone, the material covering the quarry, or “overburden,” is cleared by bulldozers or hydraulic excavators and stored in controlled deposits meeting specifications of environmental regulations. After the removal of this top material, extracting the limestone requires drilling into the quarry to locate limestone in sufficient quantities and quality and then, in nearly all of the quarries, blasting the quarry with explosives to extract rocks of limestone measuring roughly up to one meter in diameter.

We conduct annual operational governance, checking our released mineral reserves and reviewing new production volumes and geologic aspects to maintain high safety standards and sufficient volume to last roughly 12 months without overburdening our activities.

We seek to maintain legal and environmental compliance by continually maintaining best practices. We are a member of the CSI.

Our mining capital expenditures are focused on developing new quarries and sustaining investments, and are used mainly for mining equipment, crushing systems, safety equipment and environmental compliance.

In 2012, our total quarry material production was approximately 73 million tons, of which approximately 100% was used for our own consumption to produce cement, ready-mix concrete and other products.

As of December 31, 2012 we operated 61 limestone quarries across our global operations, serving our facilities dedicated to cement production, which are located near these quarries. We estimate that our proven and probable cement reserves have an average remaining life of 60 years, assuming maximum capacity production.

As of December 31, 2012, we operated 49 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 48 years in Brazil and 321 years in North America, assuming 2008-2012 average production levels.

The table below sets forth our total permitted proven and probable raw material reserves for cement production by geographic segment:

								2012 Annualized Production	5 year Average Annualized Production
Location	Number of Quarries	% of Reserves		Reserves			Years to Depletion			% of Own Use
		Owned	Leased	Proven	Probable	Total
				(in millions of tons)				(in millions of tons)
Limestone:
Brazil	27	100%	—	1,478	1,780	3,258	66	31	29	100%
North America	4	100%	—	508	415	923	125	5	5	100%
South America (excluding Brazil)	1	—	—	—	—	—	—	—	—	—
Europe, Asia and Africa (1)	29	100%	—	391	380	772	54	14	14	100%

Aggregates:
Brazil	20	89%	11%	479	128	607	48	13	13	100%
North America	29	49%	51%	602	N/A	602	321	10	10	100%

(1)	Refers to 2012 reserve data for our VCEAA subsidiaries, which were consolidated as of December 31, 2012.

Research and Development

Specialists at our Technical Center provide technical support at our industrial plants, assist with the development of new processes and products, integrate new technologies acquired from third parties or that we developed and assist our plants in improving overall performance. Our Technical Center continuously trains and qualifies individuals in cement manufacturing to work in our production plants.

We seek to maintain our position as a reference for high standards through investment in technology, innovation in products and processes, competitive studies, energy efficiency and environmental management. We offer high quality products and services by actively monitoring and managing the main risks of our plants.

Our Research and Development area seeks to develop and improve products and improve the use of cement substitutes that replace clinker and reduce CO2 emissions during the cement production process. We work in partnership with universities.

Awards

In 2011, we were considered one of the 150 Best Places to Work in Brazil, according to Guia Você S.A./Exame, a Brazilian business magazine. Developed by Exame and FIA-USP (Fundação Instituto de Administração da Universidade de São Paulo), this study classifies thousands of companies evaluating their human resources policies and practices and the level of satisfaction of their employees. We believe this award is a recognition of our constant commitment to the development and well-being of our employees.

Information Technology

We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our data collection processes and software allow us to accurately monitor the quality of the products manufactured at our various facilities, ensuring consistency and enabling us to adjust quickly in the event of any variations. Furthermore, our enterprise resources planning software allows us to develop production, sourcing and pricing models based on anticipated consumer demand.

Our information technology services are performed by the Center of Competency in Information Technology (Centro de Competência em Tecnologia da Informação), or CCTI. CCTI was created and is managed by VID and provides information technology services to VID’s different lines of businesses. The service is provided pursuant to a services agreement entered into between us and CCTI and includes the description of all services with the respective benchmarks.

These information technology services are supervised and controlled by us and were recommended for ISO 20,000 certification, for compliance with the best practices for technology information, and ISAE 3402 certification, for companies with effective internal controls.

Intellectual Property

Our major brand names are Votoran, Itaú Cimentos, Poty, Tocantins, Aratu, Votomassa, Matrix and Engemix in Brazil, and Prairie, Prestige, Great Lakes, FiberMax, Redi-Fill, Pure Color, Prairie RCC and Prairie Aggregates in North America. Our brand names enjoy widespread recognition and strong customer loyalty. We believe that they are important, particularly for our retail customers who develop loyalty based on the quality of our products. We believe that the high quality of our products and the link of quality with our brand names provide us with a competitive advantage. We own or have the right to use most of the relevant trademarks used in connection with our brand names and the marketing of our products generally.

The registration of our brand name “Itaú Cimentos” has been cancelled by the National Industrial Property Institute (Instituto Nacional da Propriedade Industrial), or INPI, due to the assignment of the similar brand name “Itaú”. In accordance with the Brazilian Industrial Property Law, all identical or similar brand names related to identical or similar products/services owned by the assignor must be assigned together, otherwise those brand names that are not transferred may be cancelled by INPI, which was the action taken by INPI for “Itaú Cimentos”. This obligation aims to prevent identical or similar brand names with similar or identical products or services being held by different owners, which may cause confusion for consumers and unfair competition. However, in our case, both the assignor and the assignee are companies within the same economic group, and therefore, we believe there is no risk of confusion to consumers or unfair competition. We have appealed the cancellation of this registration and are awaiting this decision.

Because the cement production process is largely in the public domain, we do not own any patents relating to the production process. In addition, we do not rely on any patented technology of any third party to produce cement.

Insurance

We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Brazil, Canada and the United States, respectively.

We have property and business interruption insurance against damages to our seven most important plants in Brazil, which represent approximately 65.2% of our total assets. We base our insurance coverage decisions on a risk analysis conducted annually by our external insurance consultants. Our insurance policies in Brazil do not cover eventual business interruption or related losses of profit that may occur as result of damages in our plants. For our North American plants, we maintain insurance policies covering property loss and business interruption risks to our plants, equipment and inventory from operational risks and certain acts of God.

Employees

As of December 31, 2012, we had approximately 16,231 employees as set forth in the table below:

Number of Employees
Brazil:
Management	259
Administrative personnel	1,815
Operational personnel	7,191

9,265
North America:
Management	197
Administrative personnel	556
Operational personnel	2,375

3,288
South America (excluding Brazil):
Management	59
Administrative personnel	130
Operational personnel	268

457
Europe, Asia and Africa:
Management	17
Administrative personnel	218
Operational personnel	2,986

3,221

Total	16,231

Most of our employees in Brazil are represented by labor unions. In Brazil, labor unions are organized on a regional basis by type of activity. Due to the diversity of our activities and our presence in different regions of Brazil, our Brazilian employees belong to several different labor unions.

We negotiate annual collective bargaining agreements with the various unions with which our employees are affiliated. We consider our relationship with our employees and their respective unions to be good.

We have established our benefit packages for our employees to exceed the standards required in our collective bargaining agreements. In addition to the benefits required to be provided by law (illness and accident assistance, periodic medical exams, laboratory exams, maternity and paternity leave, variable compensation and transportation), all of our employees have medical, dental and life insurance; and private pension plans. We also seek to cover employees with customized benefits by line of business and/or region.

We regularly invest in programs that seek employee advancement and meet our specific business needs while continuously enhancing the qualifications of our staff so as to maintain and enhance our competitiveness and our know-how as we continue to grow. The training programs that we have created and developed include “Technical Operational Training (TTO),” “Routes to Development,” “Knowledge Factory,” “Young Technicians” and “Fast Track.” In addition, Votorantim has a Trainee Program and the Academy of Excellence, a program created by Votorantim Industrial for leaders within Votorantim.

Sustainability and Safety

We believe that sustainability is a strategic part of our management model.

We are a founding partner in the CSI and a strong supporter of responsible use of energy and climate protection. We believe that we are pioneers in the use of alternative fuels in Brazil and are one of the lowest CO2-emitting cement companies in the world, and we will continue to explore the use of environmentally friendly techniques in order to lower our CO2 emissions. Our CO2 emission reduction strategy includes: (1) investing in research and development in order to cut down on the use of clinker whilst maintaining or even improving product performance; (2) investing in technologies that improve thermal efficiency; (3) optimizing the energy matrix using more biomass and industrial waste, thus resulting in lower emissions (kg CO2/kcal). The tool for measuring CO2 emissions has been implemented in all of our plants, which results are audited annually.

From 2005 to 2008, we co-processed 1.5 million tons of residues from 11 factories, which were principally composed of used tires, chemical solvents and oils. In 2010, we launched an initiative with Mata Atlantica Biosphere Reserve, or RBMA, and the Brazilian Speleological Society, or SBE. This partnership offers new opportunities to: (1) implement measures to protect the ecosystem; (2) develop a policy and strategy on biodiversity and karst areas; and (3) implement enhanced environmental standards.

Furthermore, we use co-processing as one of our clean development mechanisms (recommended by the Kyoto Protocol) in our cement production process. As a result, we eliminate residue from other industries in our cement kilns in an economic, efficient and environmentally friendly manner.

The Votorantim Institute (Instituto Votorantim) supports companies within the Votorantim Group in developing a social action strategy that contributes to the development of the communities where we operate. In 2011, the Votorantim Institute, including our company, implemented more than 150 projects in education, employment and income generation, culture and sports across 240 municipalities in 22 Brazilian states. We have established partnerships with recognized educational organizations in order to promote our corporate culture of protecting the environment and fostering both economic and educational development within our local communities.

The Sustainable Primavera project is an example of our commitment to the municipality of Primavera, in the State of Pará, where in 2014 we will start up a plant with an annual cement production capacity of 1.2 million tons. Together with construction of this plant, we have developed an action plan to leverage economic growth opportunities and to improve the quality of life in the community in areas such as sanitation, health, public safety and social security.

Meanwhile, our Evolution Program is designed to train young people for the workforce and offers electrical, mechanical, electromechanical and mining courses with two distinguishing features: (1) in addition to providing technical content, it addresses citizenship, employability and management; and (2) it actively develops a network of companies and organizations with the potential to hire its graduates.

The Votorantim Education Partnership Program is a highlight of our efforts in education. This program mobilizes school principals, parents, school administrators and the community to discuss challenges to education within a municipality. This program was recognized by the Ministry of Education as a model for social initiative.

Our ReDes Program is designed to promote economic development within the communities in which we operate, fostering chains of production capable of generating jobs and income for the local population. This program is a partnership with BNDES and has been operating since 2011 in 25 municipalities to identify potentially productive areas and to develop partnerships to boost local development.

We are committed to eliminating accidents. Health and safety are among our highest priorities. We have been improving safety and reducing the rate of fatal accidents in conformity with the cement standards. As result of our investments in health and safety, between 2008 and 2011 our LTIFR and employee fatality accident rates were lower than the average, according to CSI Benchmarking. We will continue to invest in health and safety with a goal of zero fatal accidents.

Legal Proceedings

As of December 31, 2012, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters involving a total amount in controversy of approximately R$6,108.3 million, of which R$1,291.5 million corresponded to probable claims, R$4,975.1 million to possible claims and the remaining to remote claims. Except with respect to tax proceedings challenging the legality or constitutionality of a tax obligation, in which case provisions are recorded regardless of the likelihood of a favorable outcome, it is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisors, the risk of loss is probable. As of December 31, 2012 and 2011, we had established a provision in the amount of R$1,291.5 million and R$1,167.8 million, respectively, to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2012 and 2011, we also made judicial deposits in the amount of R$744.9 million and R$482.2 million, respectively, related to these proceedings.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2012
	Number of proceedings	Total Claims		Total Provisions
		(in millions of reais)
Civil and other proceedings (1)	1,997	3,326.4		95.9
Tax legal and administrative proceedings	2,364	2,765.7		1,174.3
Labor legal and administrative proceedings	1,351	16.2		21.3

Total	5,712	6,108.3	(2)	1,291.5

(1)	Includes 198 environmental legal and administrative proceedings with total claims in an aggregate amount of R$218.5 million.
(2)	Considering the amount of R$2,400 million related to the “Civil Class Action – Cartel” as described below, which we estimate as our share of the total liability based on our market share. However, since the claim is for joint liability, there can be no assurance that our apportionment will prevail and that we will not be liable for a larger portion or for the entire amount of the claim.

Material Civil and Environmental Liabilities and Contingencies

Charlevoix - Best Available Retrofit Technology

The United States Environmental Protection Agency, or the EPA, has recently introduced a Federal Implementation Plan to impose Best Available Retrofit Technology, or BART, on our Charlevoix, Michigan cement plant that establishes stricter controls for nitrous oxides. VCNA has submitted a response to the EPA stating that the Charlevoix plant is not subject to BART, among other statements, a position that is supported by the State of Michigan. The EPA is reviewing our submissions. VCNA will take legal action, if necessary, to avoid application of the plan to introduce BART, which would require significant capital expenditures to achieve compliance.

Dixon - Cement Kiln Dust

Southfield Corporation had sought leave to add VCNA as a party to its longstanding litigation with the Illinois Environmental Protection Agency concerning certain cement kiln dust, or CKD, located on property owned by Southfield at Dixon, Illinois adjacent to VCNA’s cement plant in Dixon. Southfield alleged that VCNA has responsibility for such management, remediation, monitoring or disposal of the CKD or groundwater as may eventually be required by virtue of VCNA’s alleged breach of certain contractual commitments to Southfield. Southfield estimates the total required costs could range from well below U.S.$10 million to up to U.S.$48 million to U.S.$88 million in the unlikely event that it were necessary to exhume all CKD and dispose of it off-site (together with commingled overburden and old mine spoil). The parties have engaged in extended settlement negotiations and VCNA anticipates reaching a final settlement in 2013.

Civil Class Action - Port of Imbituba

In July 2011, the Associação dos Moradores da Rua de Baixo, the Instituto Conexão Ambiental and the Associação de Surf de Imbituba filed a class action against CRB Operações Portuárias S.A., or CRB, our indirect subsidiary, Companhia Docas de Imbituba, the city of Imbituba and the Fundação do Meio Ambiente, or FATMA, claiming that the storage and transportation of petcoke in the Port of Imbituba resulted in environmental damage and also adversely affected the health of residents of the area. The plaintiffs also claim that CRB breached a conduct agreement (termo de ajustamento de conduta) it entered into with the State Attorney’s Office, pursuant to which it: (1) would adopt steps towards adequate storage of petcoke at the terminal of the Port of Imbituba; (2) would adequately store petcoke in the terminal until November 30, 2003; (3) would provide an environmental operating permit to FATMA by the end of 2003; (4) would delay restrictions on the use of the property of the city’s fire department until the end of the concession of the Port of Imbituba, intermediate with the federal government the permanent transfer property ownership to the facilities of the city’s fire department and stimulate the local business community by donating R$52,000 to the Fundo Municipal do Corpo de Bombeiros, or FMCB, by the end of 2003; (5) would donate R$100,000 to the FMCB for the acquisition of a paramedical vehicle to be used in the city by the end of 2003; and (6) the State Attorney would agree not to take any legal action against the agencies, entities or individuals that signed the conduct agreement in the event the conditions of the conduct agreement were fulfilled during the applicable period. In addition, an injunction was issued against CRB and other defendants that prohibited these companies from storing and transporting petcoke in the Port of Imbituba. CRB has provided evidence demonstrating the renovations and investments made and appealed the injunction that caused it to close its petcoke operations at the port and appealed a daily fine of U.S.$100,000 in the event that CRB did not close its petcoke operations. As a result of the appeal, the injunction was temporarily suspended.

On December 12, 2011, the CRB and the plaintiffs reached a partial agreement before the District Court of Imbituba, pursuant to which CRB has undertaken to carry out six proposed improvements. Moreover, on January 5, 2012, CRB entered into an adjustment of conduct agreement (termo de ajustamento de conduta) with FATMA, pursuant to which FATMA agreed to reduce certain previously imposed penalties in light of the costs involved in implementing the improvements. In May 2012, the District Court of Imbituba appointed expert testimony to provide support for the alleged environmental damage arising from the storage of petcoke at the terminal of the Port of Imbituba. The District Court notified the parties to present their inquiries and the names of their technical assistants. We are currently waiting for the expert report to be prepared and issued by the court’s expert. Based on the advice of its external legal counsel, CRB believes the probability of loss under this claim is probable. We have not recorded any provision with respect to this claim because this claim is related to an obligation to limit the emissions of solid particles with respect to our future operations. These claims do not involve a specific amount.

Fishermen’s Litigation

On October 9, 2003, the association of fishermen of the State of Goiás made a claim against us seeking the annulment or suspension of certain environmental licenses granted by IBAMA to companies operating in the Serra do Facão region. The suspension of these licenses would continue until the applicable parties amend the concession agreement to include, among other things: (1) construction of a mechanism that permits the transfer of fishes from the dam site; (2) measures to contain the expansion of diseases in the region; and (3) reposition of 59% of the forest, or 12,390 hectares, equivalent to the area that was drowned. The association is also seeking monetary damages in an amount to be established by the court. We have presented our defense and in May 2004, temporary relief was granted against us and the other defendants. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is possible. We have not recorded any provision with respect to this claim. The amount in dispute is approximately R$177 million.

Civil Class Action - Paraguai/Paraná River

On December 11, 2000, the Public Prosecutor of Mato Grosso filed a civil class action against us seeking the annulment of certain environmental licenses granted to us and the suspension of our operations in the Paraguai/Paraná River. The court excluded us from the civil class action and the Public Prosecutor has appealed. In August 2007, a court, in a unanimous decision, agreed that IBAMA correctly granted the licenses to us. We are awaiting a final decision from a higher court.

Based on the advice of our external legal counsel, we believe the probability of loss under this claim is possible. We have not recorded any provision with respect to this claim.

Civil Class Action - Serra do Mar Degradation

The Office of the Public Prosecutor of the State of São Paulo has filed a civil class action against VCSA and other companies alleging that their respective operations are causing serious environmental damage in the Serra do Mar region and consequently seeking indemnification to compensate such damage. The court has ordered expert testimony to estimate the environmental damages in the Serra do Mar region. However, this expert testimony has not yet been completed given that the appointed expert has declined to testify. This civil class action was last suspended in May 2012 for a term of 90 days. The suspension was renewed for another 90-day period commencing in August 2012. The parties are currently negotiating a settlement with the Public Prosecutor of the State of São Paulo. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is probable, and we have recorded a provision of R$2.0 million in connection with this claim.

Transklein Litigation

In August 2010, Transklein Transporte e Carga Ltda. filed a claim against VCNNE seeking compensation for damages in the amount of R$123.7 million, alleging that VCNNE failed to comply with the minimum volume of transportation established in the cement transportation agreement entered into by the parties. VCNNE was notified of this claim in March 2011 and presented its response, which was replied by Transklein, which also made a plea of lack of jurisdiction. In June 2012, the court determined that Transklein should present a response regarding its request for an exemption from its obligation to pay for legal fees in connection with this matter. We presented a formal objection against the court’s decision, and the proceeding was suspended until the court issues its ruling on this matter. On January 22, 2013, the court published its decision accepting our plea and transferring the case to the civil court in the city of Recife. Based on the advice of its external legal counsel, VCNNE believes the probability of loss under this claim is possible. We have not recorded any provision with respect to this claim.

Tabernaculo Litigation

In September 2005, Tabernaculo Comercial e Transportadora Ltda., or Tabernaculo, filed a claim against VCB (which was merged into us) seeking compensation for material damages in the amount of R$84.2 million and moral damages in an unspecified value, alleging that we failed to perform two oral contracts entered with it: a cement transportation agreement, in which we did not comply with the minimum volume of transportation established, and a reverse repurchase agreement, in which we did not respect the conditions established in the business relations. Tabernaculo argues that those breaches caused the discontinuance of the activities of the sales department and huge losses to its transportation area.

We presented our response in September 2009, sustaining that (1) the statute of limitations had expired; (2) we did not change the general conditions of the reverse repurchase agreement; and (3) Tabernaculo was unable to conduct the business and caused its own insolvency.

In August 2011, the court had denied the argument of the expiration of the statute of limitations alleged by us and determined the implementation of the expert examination requested by Tabernaculo, which has not yet been completed.

The expectation of loss for the different claims under dispute is considered probable for 1% (R$1.5 million) of the amount involved and possible for the remaining amount (R$151.2 million). As of December 31, 2012, the amount under discussion was R$152.8 million and we had recorded a provision of R$1.5 million in connection with this claim.

Class Action

In August 2007, Marcelo Soares de Oliveira filed a class action (ação popular) against Votorantim Cimentos N/NE S.A., the legal representative of Companhia de Mineração do Tocantins—Mineratins, the State of Tocantins, State Governor of Tocantins and the President of the Permanent Commission for Tender Processes of the Treasury Secretariat of State of Tocantins, claiming that the tender process by means of which Votorantim Cimentos N/NE S.A. won the rights to be the assignee of the mineral rights related to the DNPM Process No. 860.933/1982 then held by Companhia de Mineração do Tocantins – Mineratins should be nullified due to failure in the tender procedures which shall cause damages to the State Treasury. It is also requested an injunction in order to immediately suspend the effects of the tender, which has not been decided by the court yet.

In May 2008, Votorantim Cimentos N/NE S.A. presented defense arguing that such lawsuit is related (conexo) to another lawsuit and, therefore, this new one should be judged together with the previously filed one and requesting the lawsuit to be dismissed. In April 2009, the State Prosecutor agreed that the lawsuits are related and should be judged together. The expectation of loss under this claim is considered possible and we have not recorded any provision in connection with this claim.

Material Tax Liabilities and Contingencies

In December 2011, eight tax assessments in the total amount of R$448.2 million were issued by the Brazilian Federal Revenue Service (Receita Federal do Brasil), or RFB, against us alleging failure to pay IRPJ and CSLL in respect of the 2006 and 2007 tax years. The tax assessments issued in relation to the 2006 tax year are based on the allegation of tax planning using the taxation under the presumed profits regime after we assumed operations previously performed by other entities of the same economic group that were taxed under the real profits regime. According to the tax authorities, the lack of presentation of documents in the course of the tax audit and the nature of the tax planning lead to having taxable profits in the 2006 tax year.

The tax assessments issued in connection with the 2007 tax year are based on the argument of tax authorities that, due to the restructuring performed in 2006, we lost the right to enjoy the tax losses that were carried forward over the years, which reduced the taxable profits assessed in 2007. The expectation of loss under these claims is considered possible with respect to 9% of the total claimed amount and remote with respect to the remaining 91%. As of December 31, 2012 the total amount under discussion was R$490.3 million and we had not recorded any provision in connection with these tax assessments.

In December 2011, a tax assessment in the amount of R$182.6 million was issued by the RFB against VCSA charging IRPJ and CSLL related to the period between 2006 and 2010 due to VCSA alleged (i) incorrect amortization of goodwill; (ii) use of tax loss carry forwards in excess of the 30.0% limit permitted under applicable tax regulations; and (iii) lack of payment of the IRPJ and CSLL monthly’s anticipations. The expectation of loss under these claims is considered probable with respect to 0.1% of the total claimed amount, possible with respect to 59.5% of the total claimed amount and remote with respect to the remaining 40.4%. As of December 31, 2012, the amount under discussion was R$202.1 million and we had recorded a provision of R$0.1 million in connection with this tax assessment.

In January 2010, two tax assessments in the amount of R$97.7 million were issued by the Distrito Federal (the Brazilian District Capital) against us related to ICMS credits (use and consumption of petcoke) which were allegedly erroneously recorded by us during the period between September 2006 and June 2009 as well as uncollected ICMS liabilities related to interstate transactions. A final administrative decision is pending. The expectation of loss under these claims is considered remote. As of December 31, 2012, the amount under discussion was R$125.9 million and we had not recorded any provision.

In April 2003, the Municipality of Nossa Senhora do Socorro filed a lawsuit for damages, in the amount of R$107.4 million charging Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, related to the period of 1982 to 2003. A judicial decision partially recognized the statute of limitations that reduced the total amount to R$21 million. The expectation of loss under this claim is considered remote. As of December 31, 2012 the amount under discussion was R$115.2 million and we had not recorded any provision.

The DNPM issued several tax assessments against us, alleging that we owed CFEM related to the period of 1991 until 2011. As of December 31, 2012, the amount involved was R$378.3 million, of which approximately R$290.9 million is considered to be a possible loss and approximately R$87.7 million is considered to be a probable loss. We have established a provision of R$87.7 with respect to these tax assessments.

Material Antitrust Matters

The following is a description of our most significant antitrust matters:

Department of Justice and Florida Attorney General

Prestige was party to two consolidated civil class actions alleging antitrust violations by a number of companies having cement and ready-mix concrete operations in the State of Florida. The court dismissed certain of the claims and parties in motions to dismiss and subsequently refused to certify any classes. The cases were all settled and/or voluntarily dismissed in February and March 2012. Subsequent to the commencement of the civil class actions, the Florida Attorney General and the U.S. Department of Justice conducted investigations having, to our knowledge, similar subject matter but a narrower scope than the civil class actions. The last communications with either agency occurred in May, 2012 with no indication by either agency of any intention to conduct further investigation or to file any charges.

Administrative Proceedings by SDE

In 2003, the SDE initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust laws by not selling certain types of cement to ready-mix concrete companies. If our cement/concrete company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE continues to analyze these allegations, and it is not possible to foresee whether the agency intends to conduct further investigation. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

In 2006, the SDE initiated an administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. If our cement company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to its fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE issued a non-binding recommendation to CADE on November 10, 2011 to impose fines and other non-monetary penalties as set forth by the Brazilian antitrust law on the cement companies under investigation, including our Brazilian cement company, for breach of Brazilian antitrust laws. For further information relating to possible penalties, see “Risk Factors—We are subject to certain investigations in Brazil in connection with alleged antitrust violations, as well as other pending litigation that may materially adversely affect our financial performance and financial condition.” This opinion was sent to CADE for its analysis, but is not binding on CADE. There is no formal deadline for CADE to complete its review of this matter and issue its decision, so it may issue its decision at any time. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

Civil Class Action – Cartel

The Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against VCSA, together with eight other defendants, including several of Brazil’s largest cement manufacturers alleging breach of Brazilian antitrust laws as a result of alleged cartel formation, and seeking, among other things, that: (1) defendants pay an indemnity, on joint basis, in the amount of R$5,600 million in favor of the class action plaintiffs for moral and collective damages; (2) defendants pay 10.0% of the total amount paid for cement or concrete acquired by the consumers of the brands negotiated by the defendants, between the years 2002 and 2006; and (3) defendants suffer the following penalties under Articles 23, Item I and 24 of the Law No. 8.884/94: (i) in addition to the fine referred to in item (1) above, a fine ranging from 1.0% to 30.0% of the annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries; and (ii) ineligibility, for a period of at least five years, to obtain financing from governmental financial institutions or to participate in competitive government bidding processes conducted by federal, state or municipal governmental entities or with governmental agencies. Because the total amount of the claims in this civil class action amounts to R$5,600 million and the claims allege joint liability, we have estimated that, based on our market share, our share of the liability would be approximately R$2,400 million. However, there can be no assurance that this apportionment would prevail and that we will not be held liable for a different portion, which may be larger, or for the entire amount of this claim. Our expectation of loss under this matter is considered possible, and we have not established any provision for this claim.

Regulatory Matters

Mining Regulations

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, Decree-Law No. 227, of February 28, 1967, or the Brazilian Mining Code, and other decrees, laws, ordinances and regulations. These regulations impose several obligations on mining companies relating to, among others, the manner in which mineral deposits are exploited, the safety of workers and local communities where mines are located, and environmental protection and remediation. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within, the industry.

Mining activities within Brazil are regulated by the MME and the DNPM. The MME is responsible for formulating and coordinating Brazilian public policies regarding mineral resources and energy production, and has jurisdiction over the government agencies and federal public companies in charge of executing such policies in the electric, oil and gas, mining and other energy sectors. The DNPM was created as an agency within the MME in 1934, and is empowered to monitor, analyze and promote the performance of the Brazilian mineral economy; to award rights for the exploration and exploitation of mineral resources; to take other actions as required under the governing mining legislation; and to plan and inspect mining exploration and exploitation activities in Brazil.

Under the Brazilian Constitution, surface property rights are distinct from rights in mineral resources, which belong exclusively to the Brazilian federal government, the sole entity responsible for governing mineral resources and deposits, mining and metallurgy. The governing legislation provides that mining companies incorporated under Brazilian law and headquartered and managed in Brazil may retain ownership of certain mineral products from their mines after due authorization from Brazilian authorities.

The Brazilian Mining Code currently establishes five different regimes for regulating mineral exploration in Brazil, which vary according to mineral type and project size. These are:

•	Exploration authorization (autorização de pesquisa);

•	Mining concessions (concessão de lavra);

•	Mining licenses (licenciamento mineral);

•	Small-scale mining permits (permissão de lavra garimpeira); and

•	Monopoly (monopolizacão).

Our mining activities are subject to the three first regimes.

Exploration authorization and mining concession regimes

The process for approving exploration authorizations begins with the interested party filing a request for the authorization with the DNPM, stating its case for conducting the exploration. If the necessary legal requirements are satisfied, DNPM issues an Exploration Permit (Alvará de Pesquisa) for the mining company to examine the availability of resources and evaluate the feasibility of production within the requested area for a period from one to three years (renewable for an equal period if certain conditions are met).

Once exploration is complete, a final exploration report must be submitted for DNPM’s review and approval. If approved, the next step is to file, within one year, a mining concession request. This request must satisfy certain mining legislation requirements, including establishing the technical and economic feasibility of a mining project for that specific deposit, and the presentation of the mining company’s plan for economic exploitation (Plano de Aproveitamento Econômico), or PAE.

While the DNPM reviews the concession request, the applicant retains the exclusive right to apply for this concession in the area covered by its Exploration Permit, provided that the applicant does not lose the mineral right for any reason. The holder of a mining claim will only be entitled to mine the deposit upon approval of its mining concession request, which shall occur by publication of a Mining Concession (Portaria de Concessão de Lavra) issued by the MME, and provided that the respective environmental licensing claim is also approved pursuant to applicable environmental laws.

Notably, MME does not grant title to the mineral deposit, but only to the materials produced by the mine, which must be operated in compliance with the PAE approved by DNPM and environmental authorities. The holder of a Mining Concession must begin work within six months after publication, and as a rule, cannot suspend work absent DNPM’s prior authorization.

Mining Concessions are currently granted for an indefinite period and remain valid until the deposit’s mineral reserves are exhausted.

Mining concessions may be transferred to eligible third parties with DNPM’s prior approval, pursuant to applicable legislation. Upon DNPM’s approval of the assignment, its general director issues a ruling replacing the transferor with the transferee, which becomes the new holder of the Mining Concession or Exploration Permit and assumes all obligations in connection therewith.

Lawsuits related to Mining Concessions are not uncommon, with concession holders often disputing easements or rights-of-way necessary for the installation of mining facilities, especially in areas of extensive mining activities and adjacent concessions.

DNPM may revoke mineral rights (including exploration authorizations and mining concessions) after due administrative process under certain circumstances, including, but not limited to:

•	stoppage of all mining activities by the mining right holder for more than six months without DNPM’s prior approval;

•	failure to pay the relevant duties (royalties or other fees and duties relating to the Exploration Permit or Mining Concession, as applicable); and

•	failure to perform exploration or mining activities, as applicable, in accordance with the plans filed with DNPM.

Mining license regime

The licensing regime, which also governs part of the Company’s mining activity, permits the exploitation of specific minerals such as sand, gravel and clay for immediate use in civil construction, without the need for prior exploration.

For this purpose, it is necessary to register with DNPM the specific license issued by the local administrative authority of the municipality where the deposit is located, and specify the term of the license. Once the term expires, the holder must request a new license or the area will become available again.

Only holders of the surface rights, or parties they authorize, may use this regime. Exceptions include where (1) a governmental entity owns property or (2) the property is located in areas subject to cancelled licenses. In these cases, the holder of the surface rights is entitled to compensation for occupation of the area.

Mining activities in the area may only begin if the environmental license issued by the competent agency is presented to DNPM within 180 days as of the issuance.

Land access and occupation

If the Exploration Permit or Mining Concession holder does not own the land where the mineral resources or mining-related infrastructure (such as electricity transmission lines and tailings dams) are located, they may be entitled to gain access and/or occupy the land pursuant to mining easements (servidão minerária) granted by DNPM under the Mining Code upon request.

Exploration Permit holders must pay a fee for access to and use of the land to the landowner or possessor and must indemnify them against any damage to the property. These amounts may be freely negotiated between the parties, so long as DNPM is subsequently informed. In the absence of an agreement, after granting the Exploration Permit, DNPM will request a competent court to determine the amounts to be paid.

Absent a separate agreement, once a Mining Concession is granted, the land owner or possessor is entitled to receive monthly payments equal to 50% of the CFEM. Notwithstanding this compensation, indemnification for damages and a fee for occupation are still required in relation to areas dedicated to ancillary facilities.

Mining charges

Revenues from mining activities are subject to CFEM, which is paid to DNPM. DNPM, in turn, transfers the fee to the states, Federal District, municipalities, and the Federal Union. CFEM is assessed on a monthly basis based on the sales value of materials produced by the mine, net of taxes (ICMS, PIS and COFINS) and transportation and insurance expenses. When the produced materials are used in our internal industrial processes, CFEM is assessed based on the costs incurred to produce them. The rate to be applied varies according to the mineral product (currently between 0.2% and 3%), with certain variations under the Brazilian mining regulatory framework.

During the exploratory phase, an annual tax per hectare is due to DNPM, which currently translates to R$2.23 per hectare for exploration authorizations granted for the first time and R$3.58 per hectare for exploration authorizations that have been renewed. These amounts are regularly adjusted by the DNPM.

In addition, some Brazilian states (such as Minas Gerais, Amapá and Pará) have recently enacted the Control, Monitoring and Supervision Tax related to the Exploration, Production, Exploitation and Utilization of Mineral Resources (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Recursos Minerários), a monthly inspection tax related to the transfer and commercialization of certain minerals within these states.

Other issues affecting mining activities

It is important to note that since 2009, the Brazilian government has announced that a new mining regulatory framework would soon be established to replace the existing Mining Framework. Pursuant to circulars made available by the government and based on the previously proposed laws, it is expected that the new mining regulatory framework will create a new agency to replace the DNPM, a new formula for applying the CFEM and a potential increase of the CFEM rates, a bidding system for granting exploration licenses and mining concessions depending on the mineral type and the strategic and economical relevance of the mine, changes to the terms granted under the Mining Code (including a set term for the validity of mining concessions) and new terms and conditions for exploration licenses and mining concessions, including the potential creation of minimum investment targets for each stage of exploration.

Aggregate mining regulations in North America

In North America, we operate a number of limestone and aggregate pits and quarries, which are governed by provincial and municipal legislation in Canada, and by state, county and local legislation in the United States. The procedures, length of time, expense and risk involved in obtaining a new aggregate extraction permit vary significantly by local jurisdiction. In particular, the regulatory process in the Province of Ontario is relatively complex and costly.

Fuel storage

Any company that purchases fuel for its own activities and has facilities capable of storing over 15 cubic meters of fuel (including diesel) dedicated to the supply of mobile equipment, land vehicles, aircraft, vessels or locomotives is required to obtain prior permission from the National Petroleum Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or ANP, to build and operate such installations, pursuant to ANP Resolution Nº 12/2007.

Should a company fail to comply with the resolution’s provisions, penalties may apply, varying from fines to temporary, total or partial suspension of the facilities’ activities, cancellation of the facilities’ registration, and revocation of the authorization to operate.

Environmental Regulations

Environmental Liability

The Brazilian National Environmental Policy sets forth strict civil liability for environmental damages. The fact that the wrongdoer’s operations are licensed does not waive such liability. Under Brazilian law, legal entities and individuals directly or indirectly involved in the damaging or polluting activities are subject to joint and several liability.

Criminal liability also attaches to both individuals and legal entities that violate environmental laws. As a result, a legal entity’s officer, administrator, director, manager, agent or proxy may also be subject to criminal liability if he is negligent or commits environmental crimes. Settlement of civil and administrative proceedings does not prevent criminal prosecution. Freedom-restricting penalties (confinement or imprisonment) are often reduced to right-restricting penalties, such as community services.

Administrative penalties include daily fines, full or partial suspension of activities, right-restricting penalties, orders to redress damages, among others. Fine amounts range from R$50 to R$50,000,000. In addition to criminal and administrative sanctions, Brazilian environmental laws require the offender to repair or indemnify for damages caused to the environment and to third parties. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress. In the event of failure to redress damages or to pay fines, the corporate veil piercing doctrine may apply. Therefore, new stockholders may be held liable for environmental damages regardless of the fact that the stock acquisition took place after the damages or administrative infractions were committed.

Environmental Licenses

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting minimum standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest, or which supplement federal or state laws.

Under Brazilian law, the construction, installation, expansion and operation of any establishment or activity that uses environmental resources, or is deemed actually or potentially polluting, as well as those capable of causing any kind of environmental degradation, is subject to a prior licensing process.

The environmental licensing process consists of a three-step system, in which each license is contingent upon the issuance of its precedent, as follows:

•

Preliminary License – Granted at a preliminary planning stage for the project, this license signals approval of its location, concept and environmental feasibility. It establishes the basic requirements to be met during subsequent implementation phases.

•

Installation License – This license authorizes the setting up of the enterprise, the construction of the enterprise based on the specifications set forth in the previous license, and the approved plans, programs and project designs, including environmental control measures.

•

Operating License – This license authorizes the operation of the enterprise upon compliance with the Preliminary and Installation Licenses, including any environmental control measures and operating conditions.

Occasionally, conflicts of jurisdiction arise between environmental licensing authorities when the proposed exploratory activities are located at a site that is regulated by more than one municipality or state, or is under the jurisdiction of both the state and federal governments. According to the National Council of the Environment (Conselho Nacional do Meio Ambiente), or CONAMA, Resolution No. 237/1997 and to Complementary Law No. 140/2011, the state government has jurisdiction in licensing facilities to be built within its territory, unless the environmental impacts spread across its borders. In those cases, the Brazilian federal government has licensing jurisdiction. In addition, municipalities have jurisdiction to license enterprises with strictly local impact. Nevertheless, projects must ultimately be licensed by a single federal entity, thereby avoiding licensing processes at different levels of government.

Notably, in addition to the general guidelines set by the Brazilian federal government, each state is legally competent to promulgate specific regulations governing environmental licensing procedures under its jurisdiction. Furthermore, depending on the level of environmental impact caused by the exploratory activity, the procedures for obtaining an environmental license may require assessment of the environmental impact and public hearings, which may considerably increase the complexity and duration of the licensing process and expose the exploratory activity to potential legal claims.

All of the renewal requests for environmental licenses must be submitted for consideration by the requisite environmental body at least 120 days prior to expiration. Under these circumstances, the validity of the license will be extended automatically until the environmental body has rendered a decision on renewal. In contrast, there is no guarantee of automatic extension if a request is submitted outside this period.

Failing to secure licenses or authorizations from the necessary environmental agencies for the construction, implementation, modification, expansion and operation of potentially pollutant activities and/or enterprises will subject the violator to criminal and administrative sanctions that may result in fines ranging from R$500 to R$10,000,000. Typically, maximum fines are only imposed when the absence of the appropriate license triggers a high environmental risk or may cause serious environmental damages. In addition to fines, violators may also be subject to penalties such as suspension of activities, deactivation and demolition, among others. These penalties are also applicable if a project developer fails to fulfill the conditions established in its environmental license. In light of this, we seek to obtain all environmental licenses required to the regular exercise of its activities.

We attempt to periodically review all requests for renewal of operating licenses. The maximum term of validity for environmental licenses is five years for Preliminary Licenses, six years for Installation Licenses, and ten years for Operating Licenses.

In addition, all of our plants are in the process of renewing their ISO 9001 Certifications pursuant to international quality standards. The Salto de Pirapora, Itaú de Minas, Cantagalo, Rio Branco do Sul, Bowmanville, St Marys, Suwannee, Detroit and Charlevoix plants obtained ISO 14001 Certification for their environmental protection programs. We use advanced non-pollutant equipment and technologies, adhering to strict environmental management and social responsibility rules, and we were granted the ISO 14000 Standard System certification.

Registration with the Brazilian Institute of the Environment and Renewable Natural Resources

Every legal entity or individual involved in activities considered to have actual or potential polluting effects is required to enroll with the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA. Registration is also required for extraction, production, transportation and sale of products considered hazardous to the environment, including forest or fauna products or their byproducts. After registration, annual reports to IBAMA detailing the entity’s or individual’s activities are required.

Non-compliance with the registration requirement is subject to a R$9,000 fine. Failure to render annual reports is subject to fines ranging from R$1,000 to R$100,000.

Furthermore, our activities are subject to the payment of the Environmental Control and Monitoring Tax (Taxa de Controle e Fiscalização Ambiental), or TCFA, pursuant to IBAMA Ordinance No. 31/2009. The amount due depends on the size of the company and on the intensity of the potential polluting effect of its activities, and ranges from R$200 to R$10,000 per year. Non-payment of the tax is subject to a 20% fine plus 1% monthly interest.

Regulations governing protected areas

Our activities are subject to environmental legislation governing protected areas, as described below.

A Permanent Preservation Area (Área de Preservação Permanente), or APP, is defined by law as the “protected area, either covered by native vegetation or not, with the environmental function of preserving water resources, the landscape, geological stability and biodiversity, facilitating gene migration of both fauna and flora, as well as protecting the soil and securing the well-being of human populations.” For this reason, these areas receive special protection. Areas designated as APPs include hill tops and areas bordering rivers or any streams and surrounding springs, even if intermittent.

Damaging or destroying forests or other forms of natural vegetation in an APP without the authorization from the necessary agency, as required, or in violation of the authorization obtained, is considered an administrative infringement. The sanction applicable to infringements is a fine ranging from R$5,000 to R$50,000 per hectare, or a fraction thereof. In addition, the removal of trees from an APP may be subject to a fine ranging from R$5,000 to R$20,000. The competent authorities may also suspend or demolish the works after taking into account to the severity of the circumstances. These circumstances include (1) the reasons for the infringement and the consequences to public health and the environment, (2) the history of the violator regarding compliance with environmental legislation and (3) the economic conditions of the violator.

Additionally, in the event of suppression of the vegetation in an APP, the owner of the area, its possessor or occupant will be required to promote the vegetation’s regeneration.

A Legal Reserve (Reserva Legal), in turn, is defined as the area located inside a rural property designed to ensure sustainable use of the natural resources, the conservation of biodiversity and the protection of native fauna and flora. A Legal Reserve area does not include APPs, except where specifically provided by law.

The obligation to maintain a Legal Reserve is an encumbrance affecting the real property, and consequently its owner or possessor, irrespective of how the property was acquired. The Legal Reserve area must correspond to 20% of the total area of a rural property, except in the Amazon region (Amazônia Legal), where the percentage is 80% for the areas of forest biome and 35% for the areas of savannah biome.

Recently, the Rural Environmental Record (Cadastro Ambiental Rural), or CAR, was created, and Legal Reserves must now be registered with a municipal, state or federal environmental agency by enrolling in the CAR. The CAR is a nationwide electronic public registry that is mandatory for all rural properties and is aimed at gathering environmental information on rural properties and possessions, creating a database for environmental and economic control, and monitoring and planning in order to combat deforestation. In the event that the landowner seeks to be exempted from registering with the CAR, the landowner must submit to the applicable environmental agency a certificate from the real estate registry where the Legal Reserve, or in the cases of rural possession, the signed commitment, is recorded.

Meanwhile, Conservation Units (Unidades de Conservação), or UCs, are territorial reserves created by federal, state and municipal governments. UCs may serve either purely conservational purposes by permitting no human interference, or may authorize sustainable use of natural resources. Examples of UCs include ecological stations, biological reserves, national parks and national forests, among others.

Any development within UCs must comply with the provisions of the legal instrument creating them, as well as those of their respective management plans. Moreover, any development in environmentally protected areas requires the prior consent of their managing agencies. Absence of such consent and failure to comply with rules governing the use of a UC, in addition to damaging it, is subject to several administrative and criminal sanctions, including fines up to R$10,000.

Regulation of pollution/contamination

Our activities are also subject to several environmental laws and regulations issued by governmental authorities regarding air emissions, discharge of elements, solid residues (including hazardous substances) and odors.

Final disposal of residues is a subject that directly affects both the environment and public health. Therefore, Brazilian legislation, specially the Solid Residues National Policy, outlined by Federal Law No. 12,305/2010, determines that transportation, management and final disposal of residues must not cause any damage to the environment or any harm to public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment and final disposal of residues and also states that parties outsourcing these activities are joint and severally liable with contracted third parties.

Improper disposal of solid residues produced by our activities, as well as accidents resulting from the transportation of these residues, may cause soil and underground water contamination and give rise to the application of administrative and criminal sanctions. Administrative penalties applicable to any such improper disposal, whether it ultimately causes pollution or not, include suspension of work and fines up to R$50,000,000, among others. In general, the maximum pecuniary penalty is only imposed in case of severe damage to the environment. Notably, Brazilian law states that parties outsourcing disposal activities are jointly and severally liable for damages caused by third parties.

Adequate transportation, treatment and final disposition of a residue depend on its classification, and such projects are subject to prior approval by the necessary environmental agency. Importantly, residue treatment activities are subject to licensing, and companies contracted to perform these activities must demonstrate licenses in good standing.

The contamination of the soil and/or underground waters represents environmental liabilities that must be handled with caution, once the claim for the recovery of an environmental damage is not subject to status of limitation. In other words, the liability for an environmental damage does not expire by lapse of time.

The areas where pollution actually occurred through the disposal, accumulation, storage or infiltration of hazardous substances and residues are considered contaminated areas and deserve specific legal and technical expertise for being dealt with, since the current costs for remediation may be decisive in going forward or not with a site of industrial plant acquisition, for instance.

Areas considered “contaminated” include those where pollution is proven to be caused by the disposition, accumulation, storage or infiltration of substances or residues, with a negative impact on the protected property.

The owner of a contaminated property automatically undertakes the obligation to redress any environmental damages or correct adverse impacts, regardless of the causes of the contamination. In this sense, the owner of a property the soil or groundwater of which is contaminated by hazardous materials shall be subject to a notice of infringement issued by an environmental authority demanding the cleaning of the land, a circumstance that may entail significant expenditures. Nevertheless, should such liability reach the new owner, it may exercise its right of recourse against the person that has caused the environmental damage.

We have contaminated areas, as well as areas that are being monitored in the following municipalities: São Paulo, São Paulo; Cubatão, São Paulo; Sobral, Ceará; and Xambioá, Tocantins.

In the State of São Paulo, we are subject to certain state laws and regulations governing the management of contaminated areas. State law holds the following legally, joint and severally liable for preventing, identifying and remediating contaminated areas: (1) the person who has caused the contamination and his successors; (2) the landowner; (3) the holder of surface rights; (4) the holder of effective possession; and (5) whoever directly or indirectly benefits therefrom.

Notably, remediation processes in Brazil involve intensive interaction with environmental agencies, which must approve all corrective measures and evaluate their effectiveness. These remediation processes may include: (1) the removal of the sources of contamination using excavation; (2) the treatment of material obtained to permit decontamination of the soil and underground water; and (3) the transfer of solid waste for treatment and final disposal at properly licensed units. In addition, the suspicion of contamination generally requires the following studies: (1) a preliminary evaluation; (2) a confirmatory investigation; (3) a detailed investigation; and (4) a risk analysis.

Once the need to remove an identified contaminant from an area is established, we may be required to present a remediation plan in accordance with applicable regulations. After the contaminated area is remediated, the environmental agency may monitor the efficiency and efficacy of such remediation.

Once the level of risk acceptable to human health has been reestablished, the environmental agency shall declare it a Remediated Area for a Declared Use, taking into account the site’s intended uses.

Archaeological and historical considerations

The Brazilian Constitution provides that the government and civil society are responsible for protecting Brazilian cultural heritage. Before we can begin work in areas with potential archeological sites and other areas of historical and cultural interest, we are required to secure authorization from the National Institute of Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional). Unauthorized interference with cultural, historical or archaeological areas is considered an administrative infraction subject to embargoes and fines ranging from R$10,000 to R$100,000.

Water resources

We must obtain and pay for the use of water rights. Pursuant to Federal Law No. 9,433/1997, the following activities require permission from public authorities: (1) deviation or capture of water existing in a body of water for the purpose of consumption, including public supply or production processes; (2) capture of water from an underground body of water for final consumption or production process; (3) disposal of sewage waste and other liquid or gaseous residues, whether treated or not, into a body of water for dilution, transportation or final disposal; (4) utilization of hydroelectric resources; and (5) other uses that alter the system, quantity or quality of the water existing in a body of water.

Every grant of water rights shall: (1) be conditioned to usage priorities established in water resource plans; (2) take into account the class to which the body of water pertains, as well as the maintenance of appropriate waterway transportation, if applicable; and (3) be issued by means of an act by the appropriate federal, state or federal district executive authority. The absence of a water right is considered an administrative infraction subject to sanctions such as warning, suspension of activities, or fines (one-time or daily) ranging from R$100 to R$10,000.

Carbon emissions and climate change

Climate change could adversely affect the technical requirements for our projects, the way in which we use our equipment and the way we render our services. Variations in weather caused by climate change may lead to postponements of project schedules, which in turn could lead to increased costs. Our inability to adapt our operations to climate change and maintain our quality standards may lead to a decrease in our revenues or our market share, adversely affecting our business and financial results.

The Brazilian Policy on Climate Change was instituted by the Federal Law No. 12.187/2009 and provides for the preparation of mitigation plans with specific emissions reduction targets for the following sectors: (1) energy; (2) transport; (3) transformation industry; (4) chemical industry; (5) paper and mill; (6) mining; (7) civil construction; (8) agriculture; and (9) health services.

The cement manufacturing process and mining activities require the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Accordingly, efforts to address climate change through other national, state and regional laws and regulations, as well as through international agreements, to reduce the emissions of GHGs, may directly affect our business and require us to, among other things, purchase allowances or credits to meet GHG emission caps, and purchase equipment to reduce emissions to comply with GHG limits or required technological standards.

Environmental Laws and Regulations in North America

In North America, we are subject to federal, state and local environmental laws and regulations in the United States and federal and provincial laws and regulations in Canada concerning, among other matters, air emissions, waste disposal and water discharge.

Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of cement or concrete products, contain chemical elements or compounds that are regulated. Examples include, among others, trace metals present in raw materials, finished products, cement kiln dust, or CKD, and the ignitability of alternative fuels used as a primary or supplementary fuel substitute for non-renewable fossil fuels for our cement kilns. Currently, the CKD we generate is exempt from hazardous waste management standards under the United States Resource Conservation and Recovery Act, or the “RCRA”. In some of our facilities, we sell CKD for various beneficial uses, including use as a potash/lime substitute in agriculture. Although we use hazardous materials such as motor vehicle fuels, lubricants, solvents and chemicals, as well as materials designated or characterized as “hazardous waste” by the EPA, we do not use any designated hazardous waste as fuel for cement production at our cement plants. As a result, we need to ensure that our employees comply with the more exacting requirements of applicable environmental laws and regulations related to these activities. The failure to observe these exacting requirements could jeopardize our hazardous waste management permits and, under certain circumstances, expose us to significant liabilities and costs of cleaning up releases of hazardous substances into the environment or claims by employees or others alleging exposure to hazardous substances.

In recent years, we have introduced the use of alternative fuels at some of our cement plants. In each case, we comply with all applicable permitting requirements.

In the United States, the EPA has finalized new standards for Portland cement, the National Emission Standards for Hazardous Air Pollutants, introducing stricter controls for substances emitted in cement production such as mercury, total hydrocarbons, hydrochloric acid and particulate matter. These standards come into effect in 2015, and we are well positioned, in relation to our competitors in North America, to achieve compliance with the new regulations. Additionally, the EPA has recently introduced a Federal Implementation Plan to impose BART on our Charlevoix cement plant that establishes stricter controls for nitrous oxides. We have submitted a response to the EPA stating that the Charlevoix plant is not subject to BART, amongst other statements, a position that is supported by the State of Michigan. The EPA is reviewing our submissions, and we will take legal action, if necessary, to avoid application of the plan to introduce BART, which would require significant capital expenditures to achieve compliance. See “Legal Proceedings—Material Civil and Environmental Liabilities and Contingencies—Charlevoix—Best Available Retrofit Technology.”

We intend to comply with all legal requirements regarding environmental and health and safety matters, but as many of these requirements are subjective and therefore not quantifiable, are presently not determinable, or are likely to be affected by future legislation or rulemaking by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our business, results of operations or financial condition. Notwithstanding our intention to comply with all legal requirements, if injury to persons or damage to property or contamination of the environment has been or is caused by the conduct of our business or by our use, generation, or disposal of hazardous substances or waste, we may be liable for such injuries and damages, and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material, and we may incur material liability in connection with possible claims related to our operations and properties under environmental, health and safety laws.

Future regulations & expenditures

We further strive to comply with all environmental laws and regulations. However, we cannot anticipate if compliance with existing or future environmental laws and regulations may demand significant capital expenditures. Accordingly, we cannot guarantee that the application of more stringent environmental regulations in the future will not result in our incurrence of significant additional expenses.

Antitrust regulations

Law 12.529/11, or the New Antitrust Regime, entered into force on May 29, 2012, and established new rules with respect to the Brazilian antitrust system. Under the new system, a merger filing is mandatory when one of the economic groups involved in a transaction has gross revenues in Brazil of at least R$750,000,000 and one of the other economic groups involved in the transaction has gross revenues in Brazil of at least R$75,000,000 in the fiscal year prior to the transaction.

The New Antitrust Regime has adopted a pre-merger control system, under which parties are prevented from consummating the transaction prior to receiving clearance from the CADE. Accordingly, CADE’s clearance is a condition precedent to closing. Parties that close a transaction before receiving CADE’s approval or that engage in gun jumping will be subject to fines ranging from R$60,000 to R$60,000,000.

However, Law 8.884/94, or the Old Antitrust Regime, which was in force until May 28, 2012, set forth different thresholds for merger control filings in Brazil. Under the Old Antitrust Regime, a merger filing was deemed to be required whenever: (1) one of the economic groups involved in the transaction had gross revenues in Brazil in excess of R$400 million on its last income statement; or (2) the resulting company had at least a 20% share in a given relevant market. The merger control filing system was post-merger, i.e., filing could be submitted after closing and the parties were not prohibited from consummating the transaction before CADE’s clearance.

In the event the transaction met any of the thresholds set forth by the Old Antitrust Regime and the parties failed to submit it, they would be subject to the payment of a fine for late filing ranging from 60,000 Tax Reference Units (Unidade fiscal de referencia), or UFIRs, to 6,000,000 UFIRs (R$63,846 to R$6,384,600). The statute of limitations was five years, meaning that CADE had five years to impose any fine if the parties take any measure to consummate the transaction.

The Old Antitrust Regime sets forth fines and other non-monetary penalties for antitrust violations. Companies found guilty will be subject to fines ranging from 1% to 30% of its annual gross revenues in the year prior to the commencement of the administrative proceeding, excluding taxes. Moreover, directors and officers of any companies that were involved in the conduct may also be investigated and, if found guilty, would be subject to fines ranging from 10% to 50% of the fine applicable to the legal entity.

Under the New Antitrust Regime, antitrust violations are punishable with fines ranging from 0.1% to 20.0% of the company’s, group’s or conglomerate’s revenues in its “line of activities” in the fiscal year prior to the commencement of the administrative proceeding. A company’s executives are subject to penalties ranging from 1% to 20% of the fine imposed on the company. Non-monetary penalties such as publication of the summary decision in a newspaper, ineligibility to contract with official financing institutions or participate in competitive bidding with government agencies, spin-off of the company, transfer of corporate control, sale of assets or partial cessation of its activity, among others) can also be applied under the New Antitrust Regime.

However, under the Old Antitrust Regime, antitrust violations were punishable with fines ranging from 1.0% to 30.0% of the gross sales of the company (or all companies of the group which might benefit from the violation in the fiscal year prior to the commencement of the administrative proceeding).

Therefore, for those administrative proceedings which were initiated when the Old Antitrust Regime was in force, it could be expected, according to Brazilian Law, that the least severe provision between the two laws (the old and the new one) would be applied to the defendants in such proceedings. It is difficult, at this early stage of the New Antitrust Regime, to foresee which provision will prevail, according to the Brazilian antitrust authorities’ understanding.

Notably, transactions executed under the Old Antitrust Regime (i.e., up until May 28, 2012) are subject to the rules set forth by the Old Antitrust Regime, while the transactions under the New Antitrust Regime are subject to the new regulation indicated above.

Anti-dumping regulations

Anti-dumping in Brazil is governed by Federal Decree No. 1,602, of August 23, 1995. This law establishes detailed rules and general procedures for the initiation of anti-dumping investigations and for the application of anti-dumping measures against products imported into Brazil at dumped prices.

Upon receipt of a petition from a domestic industry, the Department of Commercial Defense, or DECOM, of the Secretary of International Trade, or SECEX, of the Ministry of Development, Industry and Foreign Trade will conduct an administrative anti-dumping investigation. Once DECOM’s investigation is complete, SECEX will issue a final decision, published in the Official Gazette, on whether grounds exist to apply an anti-dumping measure, and if such grounds exist, applying such a measure.

Once applied, anti-dumping measures will last for as long as the measures are deemed necessary to protect the domestic industry against threats or damages arising from the import of the dumped products, or in any case for a minimum of five years as of the date of the measures’ application or the date of the last review of such measures’ terms.

Labor regulations

According to Brazilian law, the execution of a written employment agreement governing an employment relationship is not required, though it is a common procedure for Brazilian companies. In the absence of a written employment agreement, employment relationships are governed by the Brazilian labor laws and the interpretation of such laws by the labor courts.

In the event the parties choose to execute an employment agreement, it may be executed for either a limited or unlimited term.

Except as otherwise stipulated in the employment agreements or collective bargaining agreements (but only for less hours), regular working hours are limited to 44 hours per week and 8 hours per day. Employees working more than the legal working hours or more than the working hours set forth in their employment agreements, are entitled to get paid for the corresponding overtime hours, increased by, at least 50% (or 100% if the overtime work occurs during the employee’s weekly day-off or holidays), unless otherwise agreed upon in any employment agreement or collective bargaining agreement (but only for higher percentages).

For each continuous period of work exceeding six hours, an interval for rest and a meal of at least one hour must be granted, which is not included in the working hours and, therefore, does not need to be compensated. There must also be at least 11 hours between two daily shifts.

Occupational Health and Safety

Brazilian rules concerning safety and medical procedures related to the work environment state that no workplace can start its activities without previous inspection by the competent authorities.

Companies are obligated to provide and maintain specialized services related to health and safety procedures in the workplace. Companies are also requested to draft specific documents, such as an Environmental Risk Prevention Programs (Programa de Prevenção dos Riscos Ambientais), or PPRA, an Occupational Health and Medical Control Program (Programa de Controle Médico de Saúde Ocupacional), or PCMSO, a Work Environmental Conditions Technical Report (Laudo Técnico de Condições Ambientais do Trabalho), or LTCAT, and also an Ergonomic Report.

Notably, under Regulatory Rule No. 5 issued by the Ministry of Labor and Article 163 of the Labor Code, the implementation of an Internal Accident Commission for Prevention of Accidents (Comissão Interna de Prevenção de Acidentes), or CIPA, may be mandatory depending on the number of employees and the type of activities performed by the company.

Tax Incentives

We benefit from certain tax incentives granted by authorities of the Brazilian states where our plants are located, which are mainly related to ICMS levied by the states and reduce income tax. The following is a description of our most significant tax benefits.

FDI - Establishment of Sobral - CE

The Industrial Development Fund of Ceará (State Law No. 10,367 of December 7, 1979 and State Decree No. 29,183 of February 8, 2008), or FDI Program, is a program created by the State of Ceará in order to promote the development of industrial activities in the State through tax and financial benefits. The FDI Program seeks the development, expansion, modernization, diversification or business recovery, through fiscal and financial incentives. Under this program, we benefit from the following tax incentives until September 12, 2016: (1) deferral of ICMS imposed on the import of fixed assets and raw material; and (2) financing of 75.0% of the ICMS imposed on the sales of manufactured products with payment of 25% of this amount starting after 36 months.

PRO-DF II - Establishment of Sobradinho - DF

The Program for Development of the Federal District (District Law No. 3,196 of September 29, 2003 and District Decree No. 24,430 of March 2, 2004), or Pró DF-II was created to promote the economic and social development of the Federal District. Under this program, since August 2, 2010 we are beneficiary of advances made from a government-administered fund in the amount of 70.0% of the ICMS imposed on the sales of goods we manufacture. Therefore, we collect only 30.0% of the ICMS due. These advances must be repaid in up to 300 months from the date of the release of the advance and each advance must be repaid with monetary adjustment and interest on the outstanding amount at a rate of 0.2% per month.

PRODIC - Establishment of Porto Velho - RO

The Industrial, Commercial and Mineral Development Program of Rondônia State (State Law No. 61of July 21, 1992 and State Law No. 1,558 of December 26, 2005), or PRODIC, was created to promote the development, expansion and modernization of State of Rondônia through tax and financial benefits. Under this program, we benefit from the following tax incentives until May 30, 2018: (1) presumed credit of 85.0% of the ICMS; (2) deferral of the ICMS imposed on the import of raw material without a similar material in the national market; and (3) 50.0% reduction in the calculation basis of ICMS on the acquisition of electricity and interstate transport and communication services.

Competitive Paraná Program - Establishment of Rio Branco do Sul - PR

The Competitive Paraná Program (State Decree No. 630, of February 24, 2011) was created to promote industrial development of the State of Paraná, through tax and financial benefits.

In connection with this program, we requested and obtained on December 5, 2011 the application of a special regime under which we benefit from the following tax incentives indefinitely:

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payment of the incremental ICMS (increase due to tax benefits) imposed on sales of manufactured goods in two installments: 10.0% in the subsequent month after the taxable event and 90.0% after eight years with monetary adjustment;

•	deferral of the ICMS imposed on electricity and natural gas acquisitions for eight years;

•	suspension of payment of the ICMS imposed on the import of fixed assets acquisitions by means of registering of credit and debt in our tax books;

•	suspension of payment of the ICMS imposed on the intrastate and/or interstate acquisition of fixed assets;

•	suspension of the ICMS imposed on the import of raw material, intermediate material and packing material until the output of industrialized products;

•	possibility of transferring ICMS credits accumulated in our tax books to another taxpayer enrolled with the State of Paraná; and

•	possibility of receiving ICMS credits accumulated in tax books of another taxpayer enrolled with the State of Paraná.

PSDI - Establishment of Laranjeiras - SE

The Industrial Development Program of Sergipe (State Law No. 3,140 of December 23, 1991), or PSDI, was created to promote the social and economic development of the State of Sergipe through tax and financial benefits. In connection with this program, we requested and obtained the application of a special regime under which we benefit from the following tax incentives until June 30, 2016: (1) deferral of ICMS imposed on the import of raw material to be used exclusively on our manufacturing process and (2) payment of only 8.0% of incremental ICMS imposed on additional production sales of manufactured goods.

PROINDUSTRIA – Industrial Development of Tocantins - Establishment of Xambioá - TO

Program of Directed Industrialization (State Law No. 1,385 of July 9, 2003), or PROINDÚSTRIA, is a program created by the State of Tocantins in order to promote the development of industrial activities in the State, through tax and financial benefits.

In connection with this program, we requested and obtained on April 16, 2008 the application of a Special Regime under which we benefit from the following tax incentives until February 26, 2013:

•	we pay an effective tax rate of 2.0% of ICMS imposed on sales of manufactured goods;

•	we are exempt from the ICMS tax substitution on goods or services to be used in the process of production, manufacturing, processing or handling;

•

we are exempt from the ICMS imposed on the import of raw material (including semi-finished or finished products and goods for packing) and fixed assets without similar in state market to be used exclusively in our manufacturing process: and

•	we are exempt from the ICMS imposed on the interstate acquisition of fixed assets.

Income tax incentives - SUDAM and SUDENE - Establishments of Xambioá – TO, Caucaia – CE, Sobral – CE, Laranjeiras – SE, Nobres – MT, Porto Velho – RO and Barcarena - PA

Some of our plants are beneficiaries of income tax incentives granted by the Superintendency for the Development of the Northeast (Superintendência do Desenvolvimento do Nordeste), or SUDENE, and by the Superintendency for the Development of the Amazon (Superintendência do Desenvolvimento da Amazônia), or SUDAM, Brazilian governmental agencies created to stimulate economic growth in the Northeast and North regions of Brazil, respectively. These incentives correspond to a reduction of 75.0% of income tax calculated based on income from exploitation activities. Income from exploitation activities is the net operational revenue before deduction of income tax, adjusted by the additions and exclusions imposed by Brazilian tax regulations. These benefits have different starting dates (from 2006 to 2011) and all of them are valid for 10 years.

MANAGEMENT

The following description sets forth certain information about our management and management-related matters which we expect will be in place prior to the consummation of this offering.

Board of Directors

We will constitute a board of directors in accordance with Brazilian corporate law, which will be responsible for administering our affairs and determining our short- and long-term policies.

Pursuant to our bylaws, our board of directors must be composed of five to nine members (each of whom will have an alternate), 20% of whom must be independent directors in accordance with the BM&FBOVESPA’s Level 2 Segment requirements and our bylaws, or in accordance with Brazilian corporate law. Pursuant to our bylaws and Brazilian corporate law, our directors will be elected by a general meeting of our shareholders, which will also determine the aggregate remuneration of our management. Members of our board of directors will be appointed for a two-year term and may be reelected. Members of our board of directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. In case of absence or temporary disqualification of a member of our board of directors, he must be represented by his alternate. If his alternate is also temporarily absent or disqualified, the board of directors shall continue to function with the remaining board members, provided that there are a minimum number of board members that allow proper functioning by the board of directors. In a case of permanent absence of a member of our board of directors and of his/her alternate, the remaining directors shall then elect a new director, who shall be in office until the following extraordinary general meeting of our shareholders, which shall elect a new board member. Pursuant to our bylaws, members of our board of directors cannot also act as members of our senior management.

Senior Management

We have a global senior management team and three regional teams for our operations in: (1) Brazil (including other South American countries); (2) North America; and (3) Europe, Africa and Asia. Each regional team has a senior management structure that adheres to the structure of our global senior management team.

Our members of the global senior management are currently as follows:

Name	Year of Birth	Position
Paulo Henrique de Oliveira Santos	1958	Chief Executive Officer
To be appointed		Head of Brazilian and other South American Operations
Martin Fallon	1964	Head of North American Operations
Erik Madsen	1953	Head of European, African and Asian Operations
Luiz Alberto de Castro Santos	1951	Chief Strategic Planning Officer
Edvaldo Araújo Rabelo	1958	Chief Technical Support Officer
Guilherme Rhinow	1969	Chief Human Resources Officer
Sidney Catania	1967	Acting Chief Financial Officer

The business address of the members of our management team in Brazil is Praça Professor José Lannes, 40 – 9th floor, São Paulo, State of São Paulo, Brazil.

We present below a brief biographical description of each member of our global senior management:

Paulo Henrique de Oliveira Santos. Mr. Oliveira Santos was appointed as our Chief Executive Officer in December 2012 and currently also acts as our interim Head of Brazilian and other South American Operations. He previously acted as Business Development Officer of VID and Chief Executive Officer of Votorantim Novos Negocios and Executive Officer of Votorantim Energia. He has held several positions in Votorantim Industrial, including Chief Financial Officer of VMSA between June 1996 and March 2000; and Executive Director at Banco Votorantim responsible for corporate finance between March 1993 and May 1996. Besides Banco Votorantim, he worked for 8 years in several positions in the banking industry in Brazil and abroad from treasury to international corporate finance. Mr. Oliveira Santos also worked at Brasilpar, where he served as Chief Financial Officer between May 1988 and June 1989. He is currently an alternate Board Member at Fibria and a Board Member at TIVIT. He graduated with a degree in Engineering from the Faculdade Engenharia Industrial and a specialization course in Business Administration from Fundação Getúlio Vargas. He also attended the OPM—Owners, President, Management Program at Harvard Business School.

Martin Fallon. Mr. Fallon is the Head of our North American Operations. He is also the Chief Executive Officer of VCNA since 2012 and President of Suwannee American Cement LLC, a position which he has held since 2008. Between 2007 and 2012, he was VCNA’s Vice President of Business Development. Mr. Fallon has been with Votorantim Cimentos since January 2003, when he rejoined Votorantim Industrial as President of Sales for St. Marys. He previously worked for Blue Circle Cement and Lafarge North America, where he began his career as Syracuse NY Terminal Manager in 1990. Mr. Fallon has been Chairman of the Cement Association of Canada since July 2012 and Chairman of the Florida Concrete & Products Association since June 2012. He graduated with a certificate in Mechanical Engineering Maintenance from Bolton Street College of Engineering in Dublin, Ireland, in 1986 and completed the Harvard Business School General Management Program in 2011.

Erik Madsen. Mr. Madsen has been the Head of our European, African and Asian Operations since 2012. He has been with Votorantim Cimentos since January 2004, when he joined us as Head of Mergers & Acquisitions. He previously led VCNA as President and Chief Executive Officer from 2005 to 2012 and currently serves as the Chief Executive Officer of VCEAA. Prior to joining us, he worked for 25 years at FLSmidth & Co., serving as Executive Vice President. Mr. Madsen graduated with a M.Sc. in Chemical Engineering from the Technical University of Denmark in 1977 and has completed various business schools programs in London, France, United States, Switzerland and Denmark from 1985 to the present.

Luiz Alberto de Castro Santos. Mr. de Castro Santos is our Chief Strategic Planning Officer. Over the past 36 years, he has held various positions in our company, including head of cement operations, manager of production control, manufacturing manager, administrative director, regional superintendent and commercial director. Mr. de Castro Santos began his career in the chemical industry with Poliquima Industrial, after which he began working for Cimento Portland Itaú a Votorantim Industrial company. He graduated with a degree in production engineering from the Escola Politécnica of the University of São Paulo.

Edvaldo Araújo Rabelo. Mr. Araújo Rabelo is our Chief Technical Support Officer. He began working as a trainee at Cimento Portland Itaú in 1982 and has since served as manager, controller and plant manager. He served as one of VID’s officers from 2000 until 2003 and as vice president of operations of VCNA from 2003 until 2006. He graduated with a degree in chemical engineering from the Universidade Federal de Minas Gerais in 1982, and he received an international master’s degree in business administration from FEA of the University of São Paulo in 1995. He also completed a course at Harvard University’s general management program in 2006.

Guilherme Rhinow. Mr. Rhinow is our Chief Human Resources Officer. Previously, he worked for Syngenta Crop Protection where he served as Human Resources Director in Brazil from 2001 to 2004, Human Resources Director for M&A in Switzerland from 2005 to 2007, and Human Resources Director for Latin America between 2007 and 2008. He began his career at PricewaterhouseCoopers, after which he worked for Unibanco. Mr. Rhinow holds an MsC and PhD in Business Administration from the University of São Paulo.

Sidney Catania. Mr. Catania is our Acting Chief Financial Officer and has been the chief financial officer for our Brazilian operations since May 2008. He has held various positions in Votorantim Industrial since joining in 1997, including as corporate controller and treasurer of Votocel Filmes Flexíveis between 1997 and 2001 and corporate controller and treasurer of Fibria Celulose S.A. (formerly known as Votorantim Celulose e Papel S.A.) between 2001 and 2007. He began his career at PricewaterhouseCoopers in 1986 as a trainee. He graduated with a degree in Economy from Mackenzie University in 1992 and a post-graduate degree in Business Administration from the University of São Paulo in 2001.

Committees of our Board of Directors

Our board of directors will have a statutory audit committee. We expect our board of directors to have such other committees as it may determine from time to time. We expect each of the standing committees of our board of directors to have the composition and responsibilities assigned to them by our board of directors.

Audit Committee

We expect our statutory audit committee to be composed of three to five members, each of whom we expect to be financially literate, as determined by our board of directors. We expect our board of directors to determine if each of the members of our audit committee is “independent” under the regulations of the CVM, NYSE and SEC. Our audit committee will qualify as a statutory audit committee in accordance with the CVM regulations. In addition, we expect our board of directors to designate our audit committee’s financial expert. Within one year following the offering, we intend to have three to five directors on our audit committee. In accordance with our audit committee charter, the U.S. federal securities laws and NYSE listing requirements applicable to foreign private issuers, such as us, we intend to phase-in independent directors within 90 days after the listing of ADSs representing our units on the NYSE and within one year after this listing.

We expect that our audit committee’s primary responsibilities will be to assist the board of directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditor; and our internal audit function. We expect to adopt an audit committee charter defining this committee’s primary duties in a manner consistent with the rules of the SEC, the NYSE, CVM, Level 2 segment of the BM&FBOVESPA and market standards.

Because foreign private issuers are subject to domestic legislation which may prohibit the full board of directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by Brazilian corporate law, our audit committee, unlike the audit committee of a U.S. issuer, only has an “advisory” role and may only make recommendations for adoption by the full board of directors, which is responsible for the ultimate vote and final decision. For example, our audit committee makes recommendations regarding the appointment of our independent auditors, which are subject to a vote of the board of directors.

Fiscal Council

According to Brazilian corporate law, a fiscal council (Conselho Fiscal), if constituted, must be a body independent of the company’s management and external auditors. The main responsibility of the fiscal council is to oversee the activities of company’s management and to analyze the financial statements. According to our bylaws, whenever appointed, it must consist of three to five members, with an equal number of alternates.

The fiscal council cannot include members of our board of directors, our senior management or employees, members of the board of directors or senior management, or employees of any company that we control or that is under common control with us, or spouses or relatives of our management.

Under Brazilian corporate law, each member of the fiscal council is entitled to receive as compensation an amount equal to at least 10.0% of the average salary paid to the company’s board of executive officers under Brazilian corporate law excluding fringe benefits, allowances, and profit sharing arrangements.

We currently do not have a fiscal council.

Code of Business Conduct and Ethics

We are currently subject to VID’s code of business conduct and ethics and we expect our board of directors to adopt its own code of business conduct and ethics. Our code of business conduct and ethics will be applicable to our employees, directors and officers and will meet the standards of the NYSE.

Corporate Governance Guidelines

We expect our board of directors to adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE applicable to foreign private issuers.

Transactions in which Officers or Directors have a Conflict of Interest

Brazilian corporate law prohibits a director or officer from:

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performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by our board of directors or our executive board;

•

receiving any type of direct or indirect personal advantage from third parties, by virtue of the director’s or officer’s position, without authorization pursuant to our bylaws or by a resolution of a general shareholders’ meeting;

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borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of another company in which the director or officer has an interest or for the benefit of a third party, without the prior approval of resolution of a general shareholders’ meeting or our board of directors;

•	taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

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using, for the director’s or officer’s own benefit or for the benefit of third parties, with or without prejudice, commercial opportunities made known to him as a result of his participation in our management;

•	failing to exercise or protect our rights or, for the purposes of obtaining benefits for him or third parties, missing business opportunities for us;

•	purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities, or that we may intend to acquire; or

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making use of any material information not disclosed to the market which could affect the trading of our securities or from taking, for the director’s or officer’s own benefit or for the benefit of third parties, advantage through the purchase or sale of securities.

Compensation

Senior Management

Our senior management receives compensation for the services they provide to us. The aggregate cash compensation paid to members of our senior management in 2012 was approximately R$24.0 million, of which R$19.9 million corresponded to base compensation and R$2.9 million to social charges. In addition, in 2012, we set aside or accrued approximately R$1.3 million to provide pension, retirement or similar benefits for all members of our senior management, as a group.

The cash compensation for each of our senior management principally comprises base salary and bonus. The compensation that we pay to members of our senior management is evaluated on an annual basis considering the following primary factors: (1) individual performance during the year; compensation paid in the market for similar positions; and (2) the individual’s anticipated contribution to us and our growth. Members of our senior management are also eligible to participate in other benefits generally available for companies of comparable size. We believe that the compensation that we pay to members of our senior management is consistent with that of our peers.

Directors

We expect our directors to receive compensation to be determined by our shareholders, on an aggregate basis, and individually by the board of directors itself. We believe that our director fee structure is customary and reasonable for companies of our kind and size and consistent with that of our peers. We may increase these fees from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

We intend to adopt and implement a stock incentive plan. We expect this plan to provide for the granting of options to purchase our units or for issuance of restricted equity securities to members of our board of directors and our senior management, as well as senior management of our subsidiaries. Our stock incentive plan will be administered by our board of directors, or by a committee designated by our board of directors.

Share Ownership

As of the date of this prospectus our directors and members of our senior management did not own, beneficially or of record, any shares of our capital stock, including in the form of units and ADS.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian corporate law and the CVM. Furthermore, as a result of the listing of our shares and units for trading in the Level 2 segment of the BM&FBOVESPA, we must also follow the disclosure requirements contained in the Level 2 Corporate Governance Rules.

Information Requested by the CVM and the BM&FBOVESPA

Pursuant to applicable legislation, we are required to disclose certain information to the CVM and the BM&FBOVESPA on a periodic basis, including annual financial statements and information regarding our business and operations, quarterly financial statements and information regarding our business and operations, published announcements of annual shareholders’ meetings, minutes of shareholders’ meetings and any shareholder’s agreements entered into by our shareholders to which we are party. Both the CVM and the BM&FBOVESPA may require us to disclose additional information from time to time.

Disclosure of Trading by Insiders

Members of our board of directors, our board of executive officers and members of our fiscal council, if one is constituted, or any other statutory technical or advisory body, must inform us of their ownership of and any transactions in our securities, the securities of any publicly held subsidiaries and of our controlling shareholder (if publicly held), including derivatives, that they or their spouse or other family members hold. These individuals must give us information related to transactions in these securities (including the name of the acquirer, quantity and type of security, price and purchase date) within five days of the transaction or upon taking office. We are required to send this information to the CVM and BM&FBOVESPA within 10 days of the end of the month in which the transaction occurred or following the officer or director taking office.

According to CVM Instruction No. 358, whenever any shareholder or group of shareholders acquires at least 5.0% of either our common shares or preferred shares, underlying our units, and thereafter for each additional 5.0%, the acquirer must disclose to us: (1) the name and identity of the shareholder that acquired the units; (2) the purpose of the ownership interest and the quantity sought to be acquired; (3) the number of common shares, preferred shares, units, warrants, share subscription rights and stock options, by type and class, or debentures convertible into shares are already held, directly or indirectly, by the acquirer or by its affiliates; and (4) whether there is any agreement governing voting rights or the purchase and sale of our securities. We are required to send this information to the CVM and BM&FBOVESPA upon receipt. Such disclosure is also required whenever a shareholder who owns more than 5.0% of our outstanding common shares or preferred shares, underlying our units, decreases its participation in 5.0% or reaches 5.0% or less of our units.

Disclosure of material facts

Under Brazilian law, we must disclose any material fact related to us and our business to the CVM and the BM&FBOVESPA. We are also required to publish a notice of those material facts. A fact is deemed material if it has a material impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under certain special circumstances, we may request confidential treatment from the CVM of certain material facts.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our outstanding shares as of the date of this prospectus, as well as our outstanding units, including units in the form of ADSs, after this offering by each person or group of affiliated persons that, to our knowledge, beneficially owns 5.0% or more of our shares or units, and each of our directors, director nominees and executive officers individually and as a group.

The beneficial ownership of our shares and units, including units in the form of ADSs, is determined in accordance with SEC rules and generally includes any shares or units over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares or units beneficially owned prior to this offering is based on the 110,635,438 shares outstanding as of December 31, 2012, and the percentage of units beneficially owned after the offering assumes units outstanding upon the completion of this offering (which assumes that the underwriters will not exercise their option to purchase additional units with respect to the offering).

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their shares or units, including units in the form of ADSs. See “Description of Capital Stock—Voting Rights.” Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares or units. We have set forth below information regarding any significant change in the percentage ownership of our shares or units by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder’s address is Rua Amauri, 255, 13th floor, São Paulo, SP 01448-000, Brazil.

	Shares Beneficially Owned Prior to Offering		Number of Shares	Shares Beneficially Owned After Offering		Number of Shares Offered Pursuant to Over Allotment Option
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage
VID	109,501,217	99.0%
Other	1,134,221	1.0%	—	—	—	—

Total	110,635,438	100.0%

As of the date of this prospectus our directors and executive officers did not own, beneficially or of record, any shares of our capital stock, including in the form of units and ADS.

VID

The following table sets forth information concerning the current ownership of VID’s capital stock, which consists solely of common shares:

	Common Shares
Shareholders	Number of Shares	% of Total
VPar	17,512,160,869	100.0%
José Roberto Ermírio de Moraes	1	0.00%

Total	17,512,160,870	100.0%

VPar

The following table sets forth information concerning the current ownership of VPar’s capital stock, which consists solely of common shares:

	Common Shares
Shareholders	Number of Shares	% of Total
Hejoassu (1)	5,380,879,050	100.0%
Ermírio de Moraes family (2)	8	0.0%

Total	5,380,879,058	100.0%

(1)	Hejoassu Administração S.A. is wholly-owned by the Ermírio de Moraes family.
(2)	References to the Ermírio de Moraes family are to Mr. Antonio Ermírio Moraes, Mr. Ermírio Pereira de Moraes, Mrs. Maria Helena de Moraes Scripilliti and Mr. José Ermírio de Moraes Neto and their descendants.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the ordinary course of our business. We conduct these transactions on an arms’ length basis and in accordance with the applicable legal requirements.

Pursuant to Brazilian corporate law, including rules and precedents of the CVM, any of our shareholders or any member of our board of executive officers or board of directors engaged in any transactions with us must abstain from voting at our general shareholders’ meeting or at meetings of our board of executive officers or board of directors, as the case may be, with respect to: (1) approval of valuation reports of our assets used to capitalize our company in exchange for an issuance of capital stock; (2) approval of accounts as a member of our management; and (3) any transaction that may privately benefit such shareholder or member of our board of executive officers or board of directors, or where such individual’s interest conflicts with our interest.

Brazilian corporate law also prohibits our directors and executive officers from: (1) undertaking any transaction using our assets that is detrimental to us; (2) receiving, based on the individual’s position, any direct or indirect personal benefit from third parties, without authorization according to our bylaws or the consent of our shareholders approved at a general shareholders’ meeting; and (3) participating in any of our business operations or decisions in which such director or executive officer has a conflict of interest with us. See “Transactions in which Officers or Directors have a Conflict of Interest” for more detail.

We maintain certain agreements with other companies controlled by our controlling shareholder in the ordinary course of business in order to share costs and expenses related to the use and maintenance of certain shared administrative functions. These transactions comply at all times with legal requirements regarding conflict of interests, and are monitored closely by our management.

As of the date of this prospectus, we do not have any loans or other financing agreements with any of our executive officers. Our related party transactions consist mainly of loans and financings and purchases of electricity and petcoke. For more information, see note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Set forth below are our principal related party transactions.

Voto-Votorantim Overseas Trading Operations III Limited – Voto III

On January 23, 2004, Voto-Votorantim Overseas Trading Operations III Limited, “Voto III,” a wholly-owned subsidiary of VID, issued 7.875% senior notes due 2014, or the “Voto III 2014 Notes,” in an aggregate principal amount of U.S.$300.0 million and maturing on January 23, 2014. These notes were unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos, Fibria Celulose S.A., Votorantim Metais S.A. and Votorantim Metais Zinco S.A. The indenture governing the issuance of these notes limited our liability pursuant to our guaranty to 45.0%, Fibria Celulose’s liability under its guaranty to 15.0% and the liability of Votorantim Metais S.A. and Votorantim Metais Zinco S.A. under their guarantees together to 40.0%, in each case, of the outstanding principal amount of these notes. On December 28, 2012, Voto III redeemed the total outstanding principal amount under these notes.

Voto-Votorantim Overseas Trading Operations IV Limited – Voto IV

On June 24, 2005, Voto-Votorantim Overseas Trading Operations IV Limited, or Voto IV, a wholly-owned subsidiary of VID and Fibria Celulose S.A., issued 7.75% senior notes due 2020, or the Voto IV 2020 Notes, in an aggregate principal amount of U.S.$400.0 million and maturing on June 24, 2020. These notes are unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos and Fibria Celulose S.A. The indenture governing the issuance of these notes limits each of our and Fibria Celulose’s liability to 50.0% of the outstanding principal amount of the Voto IV 2020 Notes. These notes bear interest at a rate of 7.75% per annum, payable on a semiannual basis on June 24 and December 24 of each year. As of December 31, 2012, the aggregate principal amount outstanding under these notes was R$817.4 million (U.S$400.0 million).

In 2005, we entered into an intercompany loan with Voto IV in an aggregate principal amount of U.S.$200.0 million, and received 50.0% of the net proceeds from the offering of the Voto IV 2020 Notes. This intercompany loan bears interest at a rate of 8.5% per annum, payable on a semi-annual basis, and matures on June 24, 2020. As of December 31, 2012, the aggregate principal amount outstanding under this intercompany loan was R$408.7 million (U.S$200.0 million).

Voto-Votorantim Overseas Trading Operations V Limited – Voto V

On September 25, 2009, Voto-Votorantim Overseas Trading Operations V Limited, or Voto V, a wholly-owned subsidiary of VID, issued 6.625% senior notes due 2019, or the 2019 Notes, in an aggregate principal amount of U.S.$1,000.0 million and maturing on September 25, 2019. These notes were unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos and CBA. Each of our and CBA’s guarantee under these notes was limited to 50.0% of the principal amount outstanding. The 2019 Notes bear interest at a rate of 6.625% per annum, payable on a semiannual basis on September 25 and March 25 of each year. As of December 31, 2012, the aggregate principal amount outstanding under these notes was R$2,043.5 million (U.S.$1,000.0 million).

On March 10, 2010, we entered into an intercompany loan with Voto V in an aggregate principal amount of U.S.$492.0 million, corresponding to 50.0% of the net proceeds of the offering of the 2019 Notes. This intercompany loan bears interest at a rate of 6.92% per annum, payable on a semi-annual basis in September and March of each year, and had a maturity date on September 25, 2019.

On October 28, 2010, CBA assumed Voto V’s obligations as issuer under the 2019 Notes, although the VPar (100%) and our (50.0%) guarantees remained in place. CBA also assumed our obligations under the related intercompany loan on October 28, 2010 and released us from all of our related obligations under this intercompany loan.

Voto-Votorantim Overseas Trading Operations VI Limited – Voto VI

On April 5, 2010, Voto-Votorantim Limited, “Voto VI,” a wholly-owned subsidiary of VID, issued 6.75% senior notes due 2021, or the “2021 Notes,” in an aggregate principal amount of U.S.$750.0 million and maturing on April 5, 2021. These notes were unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos and CBA. Each of our and CBA’s guarantee under these notes was limited to 50.0% of the principal amount outstanding. These notes bear interest at a rate of 6.75% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. As of December 31, 2012, the aggregate principal amount outstanding under these notes was R$1,532.6 million (U.S$750.0 million).

In 2010, we entered into an intercompany loan with Voto VI in an aggregate principal amount of U.S.$370.0 million, corresponding to 50.0% of the net proceeds from the offering of the 2021 Notes. This intercompany loan bore interest at a rate of 6.96% per annum, payable on a semi-annual basis in April and October of each year and mature on April 5, 2021.

On October 1, 2010, CBA assumed Voto VI’s obligations as issuer under the 2021 Notes, although the VPar (100%) and our (50.0%) guarantees remained in place. CBA also assumed our obligations under the related intercompany loan on October 1, 2010 and released us from of all of our related obligations under this intercompany loan.

Transactions with Votorantim GmbH

Purchases of petcoke

We enter into transactions with Votorantim GmbH to purchase petcoke. Votorantim GmbH buys this petcoke from third-party suppliers and resells it to us with a margin with respect to its purchase price of between 14% and 15%. In 2012, 2011 and 2010, we made payments in an aggregate amount of R$230.2 million, R$415.5 million and R$57.9 million, respectively, for purchases of petcoke.

Loans

On June 30, 2009, we entered into a loan agreement with Votorantim GmbH, as lender, in the amount of U.S.$125.0 million for a two year term. This loan bore interest at the rate of 3.00% per annum from June 30, 2009 to December 31, 2009; 3.5% per annum from January 1, 2010 to June 30, 2010; 4.0% per annum from July 1, 2010 to December 31, 2010; and 4.5% per annum from January 1, 2011 to June 30, 2011. We paid the outstanding principal amount under this loan at maturity on June 9, 2011.

Purchases of electricity from Votener

We purchase electricity from Votener, a subsidiary of VID, in the ordinary course of business. As of December 31, 2012, we had entered into 13 power purchase agreements with Votener to supply electricity for certain of our production facilities in Brazil. The terms of these agreements vary between four to six years and the price of the electricity is based on market prices. In 2012, 2011 and 2010, we made payments to Votener in an aggregate amount of R$174.6 million, R$253.7 million and R$81.6 million, respectively, for purchases of electricity.

Transactions with Votorantim Industrial and VPar

Loans

From time to time, we enter into loan agreements with Votorantim Industrial.

On April 30, 2010, we entered into a loan agreement with VID, as borrower, in an aggregate principal amount of R$600.0 million with a five year term. This loan bears interest at the SELIC rate during this period. As of December 31, 2012, all outstanding amounts had been paid, and this loan had been terminated.

On June 25, 2010, we entered into loan agreement with CBA, which was amended on August 30, 2010, as lender, in an aggregate principal amount of R$500 million maturing on June 25, 2015. This loan bears interest at the SELIC rate. As of December 31, 2012 and 2011, all outstanding amounts had been paid, and this loan had been terminated.

Cost-sharing agreement and information technology agreement

We entered into an agreement with VID on April 13, 2005 for services provided by the Shared Solutions Center (Centro de Soluções Compartilhadas), or CSC, of VID related to administrative activities, human resources, back office, accounting, taxes, technical assistance, training, as well as leasing of equipment and office space for companies controlled by VID. Because these services are contracted to benefit of all of the companies controlled by VID, we reimburse the expenses related to these services to VID based upon the services actually provided to us by the CSC. In 2012, 2011 and 2010, we reimbursed expenses to VID in the aggregate amounts of R$27.0 million, R$19.7 million and R$19.7 million, respectively.

In addition, our information technology services are performed by the Center of Competency in Information Technology (Centro de Competência em Tecnologia da Informação), or CCTI. CCTI was created and is managed by VID and provides information technology services to each of VID’s different lines of businesses. These services are provided pursuant to a services agreement entered into between us and CCTI on June 19, 2012, which includes a description of all services provided with their respective benchmarks. In 2012, 2011 and 2010, we reimbursed expenses to VID in the aggregate amounts of R$7.3 million, R$5.2 million and R$4.6 million, respectively.

Guarantees

VPar, the controlling shareholder of VID, and VID have guaranteed our obligations under certain of our financing agreements, including certain of our working capital facilities, debentures and international bonds. As of December 31, 2012, VPar and VID, individually or jointly, guaranteed R$10,601.7 million of our outstanding indebtedness. Although we do not currently compensate VPar or VID in exchange for their provision of these guarantees, we may begin to pay a guarantee fee on market terms to VPar and VID in respect of our net guaranteed obligations at some point following the consummation of this offering. We intend to seek to enter into financings in the future without guarantees, which may adversely impact our financing cost.

Transactions with Hejoassu

Guarantees

Hejoassu, the controlling shareholder of VPar, has guaranteed our obligations under certain of our financing agreements with BNDES. As of December 31, 2012, Hejoassu guaranteed R$1,469.3 million of our outstanding indebtedness. Although we do not currently compensate Hejoassu in exchange for its provision of these guarantees, we may begin to pay a guarantee fee on market terms to Hejoassu in respect of our guaranteed obligations at some point following the consummation of this offering. We intend to seek to enter into financings in the future without guarantees, which may adversely impact our financing cost.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our share capital and the rights of the holders of our common and preferred shares that are material to an investment in the units, including units in the form of ADSs offered by this prospectus. These rights are set forth in our bylaws or are provided by Brazilian corporate law and the rules and regulations of the CVM and the listing rules of the BM&FBOVESPA’s Level 2 segment. This summary does not purport to be complete and is qualified by reference to our by-laws, Brazilian corporate law, the rules and regulations of the CVM and the Listing Rules of the BM&FBOVESPA’s Level 2 Segment. In Brazil, bylaws (estatuto social) are the principal governing document of a corporation (sociedade por ações). For more complete information, you should read our bylaws, which are attached as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our bylaws, please read “Where You Can Find More Information.”

General

We are a sociedade por ações incorporated under Brazilian law, with unlimited duration. Our principal executive offices are located at Praça Professor José Lannes, 40, 9º andar, 04571-100, São Paulo, SP, Brazil. We are currently registered as Company No. 35300370554 by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP).

We intend to enter into an agreement to join the Level 2 segment of the BM&FBOVESPA, pursuant to which we will be required to comply with certain requirements relating to corporate governance practices and disclosure of information to the market.

Our Issued Share Capital

As of the date of this prospectus, our capital stock is R$2,746.0 million, fully paid-in and divided into 110,635,438 common shares without par value. Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our bylaws, upon a resolution of our board of directors, and through the issue of up to                     new common shares and                     new preferred shares. Any capital increase in excess of this limit requires approval by our shareholders. Pursuant to Brazilian law, we may not issue participation certificates (founders’ shares).

On September 1, 2010, our shareholders approved the capitalization of R$200.0 million of our profit reserves, increasing our capital stock from R$1,889.7 million to R$2,089.7 million, without issuing any new shares.

On December 1, 2010, our shareholders approved the issuance of 5,500,007 common shares without par value for an aggregate amount of R$237.5 million, increasing our capital from R$2,089.7 million to R$2,327.2 million and our outstanding common shares from 104,683,991 to 110,183,998. The newly issued shares were subscribed by VID.

On January 20, 2011, our shareholders approved the capitalization of R$400.0 million of our profit reserves, increasing our capital from R$2,327.2 million to R$2,727.2 million, without issuing any new shares.

On March 9, 2011, our shareholders approved the issuance of 355,388 new common shares without par value for an aggregate amount of R$14.6 million, increasing our capital from R$2,727.2 million to R$2,741.8 million and our outstanding common shares from 110,183,998 to 110,539,386. The shares issued were fully subscribed and paid by VID.

On December 30, 2011, our shareholders approved the issuance of 96,052 new common shares without par value for an aggregate amount of R$4.2 million, increasing our capital from R$2,741.8 million to R$2,746.0 million and our outstanding common shares from 110,539,386 to 110,635,438. The shares issued were fully subscribed and paid by VID.

Corporate Purpose

As set forth in article 3 of our bylaws, our corporate purposes include to: (1) explore, mine, and exploit mineral deposits; (2) produce, transport, and distribute cement, mortar and related materials; (3) generate electricity for own business and trade any surplus electricity; (4) engage in the further development of power generation; (5) provide other services, and engage in other activities related to our operations; (6) provide services related to the construction, supervision, studies and operation of projects and execution of any civil engineering projects; (7) lease real property; (8) administer and operate forestry projects; (9) import and export construction equipment and materials; (10) provide technical assistance to companies engaged in similar operations; (11) provide specialized services and intermediation of business related to our operations; (12) provide business and economic analysis of other cementing or construction projects; and (13) participate in the organization and or management of other companies in Brazil or abroad.

Description of Our Units

We expect our share capital to comprise common shares and preferred shares to be represented in units. Our units will consist of certificates of deposit issued by a unit depositary pursuant to article 43 of Brazilian corporate law, each representing one common share and two preferred shares, free and clear of liens or encumbrances under a specific unit deposit agreement. Certain of our common and preferred shares will be deposited with the unit depositary, which in turn will issue units and will act as the registrar of our units.

The shares underlying our units will be registered in the name of the custodian and reflected in a deposit account maintained by the custodian for the benefit of each of the unit holders. Title of the units will be transferable upon the execution of a transfer order from the holder of record to the custodian. Income generated by the units and the proceeds of redemption or amortization of the units will only be paid to the holder of record in accordance with the books maintained by                     , as custodian. The shares underlying the units (but not the units themselves), the income generated by such shares (including dividends and other distributions) and the proceeds from share redemption or amortization may not be pledged, encumbered or given as collateral by unit holders, and may not be subject to attachment, seizure, impounding or any other form of lien or confiscation.

The units will be registered in book-entry form and will be kept by                         in the name of their holder. Transfers of title will take place by debiting the unit account of the seller and crediting the unit account of the buyer, pursuant to a written transfer order from the seller or a legal authorization or order for the transfer, delivered to , which will hold on to the transfer order.

If the units are encumbered by pledge, trust, conditional sale or other liens, these will be annotated in the records kept by the custodian and included in the account statements issued for the units.

As custodian,                         will be required, at the request of unit holders, to provide statements of the unit accounts at the end of every month in which activity is recorded on the account or, in the absence of such activity, at least once a year. Unit account statements must expressly indicate that they are unit account statements, contain a warning that the deposited shares, their income or proceeds from redemption or amortization may only be delivered to the account holder or pursuant to a written order from the unit holder and set forth the place and date of issue, the name of the unit holder, the name and identity of the account holder, a description of the deposited shares underlying the units, the deposit fee charged by                         , if any, and the location of the unit holder service centers.

Units may be traded pursuant to written orders issued by account holders to a stockbroker operating at the stock exchange where the units are listed for trading. Upon presentation of such order, the custodian will block the units from being traded and will transfer them to the buyer after receiving notice from the stock exchange that the units were sold.

At any time, unit holders may order                         to cancel the units and transfer the underlying shares to the share deposit account kept by the custodian in the name of the holder. Units encumbered in any way, however, may not be cancelled. The right to cancel units may be suspended upon the occurrence of any of the following events:

•	disclosure by us of our intent to permit shareholders to convert their shares into units, in which event the suspension period may not exceed 90 days; and

•	upon the announcement of the commencement of an offering of units, in Brazil or abroad, in which event the suspension period may not exceed 30 days.

Transfer and Withdrawal of Units

Under the terms of the unit deposit agreement, the unit depositary may accept our common shares and preferred shares against the issuance of units. Each unit will consist of one common share and two preferred shares. All common shares and preferred shares underlying the units are held in deposit by the unit depositary in accordance with the terms and conditions of the unit deposit agreement. The common and preferred shares underlying the units are registered in the name of the unit depositary, which is the owner and holder of record of those shares.

The unit depositary will deliver units in respect of the common shares and preferred shares as described above. All units are evidenced by electronic book-entries in the unit depositary’s book-entry system. Units are issued to and deposited in accounts maintained at the Central Depository BM&FBOVESPA. Ownership of units deposited with Central Depository BM&FBOVESPA is shown on, and transfer of the ownership of units is effected through, records maintained by Central Depository BM&FBOVESPA and Central Depository BM&FBOVESPA participants. Holders of units are not entitled to receive physical certificates evidencing their units.

Dividends, Other Distributions and Rights

Holders of units will be entitled to receive the economic benefits to which they would be entitled if they were the holders of the common shares and preferred shares underlying those units at the time that we declare and pay dividends or make distributions to holders of our common shares and preferred shares. The unit depositary will distribute cash dividends and other cash distributions received by it in respect of the common shares and preferred shares held in the unit program to the holders of units in proportion to their respective holdings, in each case in the same currency in which they were received. Payment of dividends, interest on stockholders’ equity and/or other cash distributions will be made through                         , which will deliver the funds to the unit holders. For a description of potential tax implications in connection with these distributions, see “Taxation – Material Brazilian Tax Considerations for Holders of Units or ADRs.”

Changes Affecting Underlying Shares

If a change in our common or preferred shares occurs as a result of a split-up, cancellation, consolidation or re-classification of such shares or as a result of a recapitalization, reorganization, merger, consolidation or sale of our assets, the units will, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common and preferred shares underlying the units.

In the event of a stock split, cancellation, reverse stock split or new issue of shares by us while the units are in existence, the following rules will be observed:

1.	in the event there is a change in the number of shares represented by units as a result of a reverse stock split, , as custodian, will debit from the unit accounts the number of cancelled shares of each unit holder, and proceed to cancel the relevant units. The custodian must maintain a ratio of two preferred shares to one common share issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the Central Depository BM&FBOVESPA in the form of shares, rather than units;

2.	in the event there is a change in the number of shares represented by the units as a result of a reverse stock split, or cancellation of shares the custodian will register the deposit of the new shares and issue new units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders. The custodian must maintain a ratio of two preferred shares to one common share issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the Central Depository BM&FBOVESPA in the form of shares, rather than units; and

3.

in the event there is an increase in our capital stock as a result of the issue of new shares, therefore permitting the creation of new units, unit holders will be entitled to exercise preemptive rights with respect to the shares underlying the units. In such circumstances,                         will create the new units in the book-entry registry of units and credit the units to their holders so as to reflect the new number of preferred and common shares issued by us. The custodian must maintain a ratio of two preferred shares to one common share issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the Central Depository BM&FBOVESPA in the form of shares, rather than units.

Voting of Underlying Shares

All holders of units will be entitled to attend our shareholders’ meetings for purposes of representing and exercising the voting rights of the common shares underlying their units. All holders of units will also be entitled to exercise any voting rights of the preferred shares underlying their units in the specific matters set forth in the Brazilian corporate law or the Level 2 segment of the BM&FBOVESPA. Voting materials relating to any meeting or vote of the underlying common or preferred shares will be delivered by us to holders of units.

Administration of the Unit Program

Under the terms of the unit deposit agreement, the unit program is administered by the unit depositary.

Term of the Unit Program

The unit program and the unit deposit agreement will have an indefinite term.

Fees of the Unit Depositary and Central Depository BM&FBOVESPA

Under the unit deposit agreement, we will be obligated to pay the fees of the unit depositary for the administration of the unit program and any applicable fees of Central Depository BM&FBOVESPA.

Rights of Common Shares

Each common share will entitle its holder to one vote in our annual and extraordinary shareholders’ meetings. In addition, our bylaws and Brazilian corporate law provide that holders of our common shares will be entitled to dividends or other distributions made with respect to our common shares ratably in accordance with their respective holdings. See “—Dividends, Other Distributions and Rights” for a more complete description of the payment of dividends and other distributions on our common shares. In the event of our liquidation, holders of our common shares will be entitled to share our remaining assets ratably in accordance with their respective participation in our capital after the payment to the holders of our preferred shares. Pursuant to Brazilian corporate law, shareholders will also be entitled to preemptive rights to subscribe for new shares issued by us, although they will not be obligated to subscribe to future capital increases.

Pursuant to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, our common shares will also have tag-along rights upon the sale of a controlling interest in us that entitle their holders to receive 100% of the price per common share paid for the controlling stake in exchange for their shares.

Under Brazilian corporate law, neither our bylaws, nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights: (1) participate in the distribution of profits; (2) participate equally and ratably in any remaining residual assets in the event of liquidation of the company; (3) preemptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in certain specific circumstances, as set forth in Brazilian corporate law (see “—Preemptive rights”); (4) hold our management accountable, in accordance with the provisions of Brazilian corporate law; and (5) withdraw in the cases specified in Brazilian corporate law, including in the events of merger or consolidation, such as those described in “—Withdrawal rights.”

Rights of Preferred Shares

The preferred shares will not entitle their holders to vote in shareholders’ meetings, except on certain matters as specified in Brazilian corporate law and on the following matters as set forth in the rules of the BM&FBOVESPA’s Level 2 Segment:

•	approval of our conversion into another corporate form, merger, spinoff or consolidation;

•

approval of agreements between us and our controlling shareholders, whether directly or indirectly, through third parties or other companies in which our controlling shareholders may hold an interest, in such circumstances where the law or our bylaws require that we obtain approval at a meeting of our shareholders;

•	appraisal of in-kind contributions in consideration for shares issued by us;

•

appointment of a specialized firm to prepare a valuation report with respect to the fair value of our shares for purposes of a tender offer to purchase shares issued by us in the event of (1) our delisting from the Level 2 segment of the BM&FBOVESPA or (2) a going private transaction; and

•

amendments to, or exclusion of, provisions of our bylaws requiring compliance with the rules defined in Section IV, subsection 4.1, of the regulation of the Level 2 segment of the BM&FBOVESPA, except that as long as we are bound by the Level 2 listing agreement the right to vote prevails.

In addition, holders of the preferred shares are entitled to vote in certain limited cases, such as to appoint a single member of each of our board of directors and fiscal council (in case it is installed), in specific meetings to decide on amendments to the rights of preferred shares and in shareholders meetings during our liquidation.

Under our bylaws, preferred shareholders will be entitled to dividends or other distributions made with respect to our preferred shares ratably in accordance with their respective holdings.

In addition, pursuant to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, our preferred shares will have tag-along rights upon the sale of a controlling interest in us that entitle them to receive 100% of the price per common share paid for the controlling stake in exchange for their shares.

Shareholders’ Meetings

Pursuant to Brazilian corporate law, our shareholders are generally empowered to take any action relating to our corporate purposes and to pass resolutions, as they may deem necessary, provided they do so at duly convened shareholders’ meetings. At the annual shareholders’ meeting, which must be held within four months of the end of our fiscal year, our shareholders have the exclusive right to approve our audited financial statements, determine the allocation of our net income and the distribution of dividends with respect to the then preceding year and elect the members of our board of directors and the fiscal council (if the latter has been installed as provided for under applicable law).

Extraordinary shareholders’ meetings may be held concurrently with the annual shareholders’ meeting and at any time during the year.

Pursuant to Brazilian corporate law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	amendments to our bylaws;

•	election and dismissal, at any time, of the members of our board of directors and our fiscal council, if in existence, and approval of their overall compensation;

•	approval of management accounts and our audited financial statements on a yearly basis;

•

authorization of the issuance of debentures, except as established in paragraphs 1, 2 and 4 of article 59 of Brazilian corporate law, providing for cases when our board of directors can approve the issuance of debentures;

•	suspension of the rights of a shareholder;

•	approval, in accordance with a proposal submitted by our board of directors, of allocations and distributions of our income and payments of dividends;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares issued by us;

•

approval of changes in our legal form, merger, consolidation, spin-off or our dissolution or liquidation, and the appointment and dismissal of a liquidator and review of the reports prepared by the liquidator and by the fiscal council acting during our liquidation;

•

authorization to delist from the Level 2 segment of the BM&FBOVESPA, except in case of cancellation of its registration as publicly held company, as well as authorization to retain a specialized firm from a list of three institutions selected by our board of directors to prepare a valuation report with respect to the value of our shares; and

•	authorization to our directors and executive officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring.

Quorum

As a general rule, Brazilian corporate law provides that the quorum to convene shareholders’ meetings consists of shareholders representing no less than 25.0% of a company’s voting capital on the first call and, if that quorum is not reached, any percentage on the second call. In the event our shareholders meet to amend our bylaws, a quorum of shareholders representing at least two-thirds of our voting capital shall be required on the first call and, if that quorum is not reached, any percentage on the second call.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed no more than one year prior to the date of the relevant shareholders’ meeting. The proxy must be another shareholder, one of our directors or executive officers, a lawyer or a financial institution represented by its manager.

In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by a proxy is required to approve any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing not less than one-half of our outstanding common shares is required, among other things, to:

•	change our corporate purpose;

•	increase in the class of existing preferred shares, without maintaining the ratio to the existing class of preferred shares, except if provided for and authorized by our by-laws;

•	change to the preferences, benefits and redemption and amortization conditions of one or more classes of preferred shares, or the creation of a new more beneficial class of shares;

•	reduction of the mandatory dividends;

•	approve our consolidation with or merger with or into another company;

•	approve our spin-off;

•	approve our participation in a group of companies (as defined under Brazilian corporate law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company.

Location of our Shareholders’ Meetings

Our shareholders’ meetings take place at our headquarters, in the city of São Paulo, State of São Paulo. Brazilian corporate law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur.

Who May Call Our Shareholders’ Meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings may also be called by:

1.	any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days from the date on which it would be required to do so under applicable law and our bylaws;

2.	holders of at least 5% of our capital stock, if our board of directors fails to call a meeting within eight days following receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

3.	holders of at least 5% of our common shares, at least or 5% of our preferred shares at least, if our board of directors fails to call a meeting within eight days following receipt of a request to call the meeting to establish the fiscal council; and

4.	our fiscal council, if one is in existence, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it would be required to do so under applicable law and our bylaws, or if it believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

Under Brazilian corporate law, all notices of shareholders’ meetings should be published at least three times in the official gazette of the Union or of the state where the company’s headquarters is located, which in our case is the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and another high-circulation newspaper in the same state, which in our case we expect to be Valor Econômico. According to Brazilian corporate law, the first notice must be published no earlier than 15 days before the date of the first call of the meeting and no later than eight days before the date of the second call of the meeting.

In certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. Upon the request of any shareholder, the CVM may also suspend for a period of up to 15 days the period for calling the extraordinary shareholders’ meeting, in order to understand and analyze the proposals to be submitted at the specific meeting. All notices must include the place, date, time and agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Conditions of Admission to a Shareholders’ Meeting

In order to attend a shareholders’ meeting, our shareholders must prove their status as shareholders and their ownership of the common shares they intend to vote by presenting his or her identity card and, where applicable, proof of deposit issued by the financial institution responsible for the bookkeeping of our shares. A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than one year before the meeting. A proxy must be our shareholder, director or executive officer, a lawyer or a financial institution.

Election of Directors

We expect to have a board of directors, whose members will be elected by our shareholders in the annual shareholders’ meeting, for a unified period of two years, reelection being permitted. Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as there are board seats and each shareholder has the option to cast his or her votes for one or more candidates. However, CVM Instruction 165, as amended by Instructed CVM 282 dated June 26, 1998, allows for cumulative voting for directors at the request of less than 10% of the shareholders of the relevant corporation depending on the total amount of the capital stock.

Under applicable law, if there is no request for cumulative voting, the shareholders’ meeting will vote based on a previously registered list, assuring shareholders that individually or collectively hold at least 15% of our common shares, in a separate vote, the right to elect one director and his or her alternate. In addition, the preferred shareholders holding, individually or jointly, at least 10% of our capital stock are also entitled to appoint one director and his alternate on a separate ballot.

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have withdrawal rights. According to Brazilian corporate law, a shareholder’s withdrawal right is exercisable in the following circumstances:

•	spin-off (with due regard to the rules below);

•	reduction in mandatory dividends;

•	change in corporate purpose;

•	consolidation with, or merger into, another company;

•	merger of shares involving us, in accordance with Article 252 of Brazilian corporate law;

•	increase in the class of existing preferred shares, without maintaining the ratio to the existing class of preferred shares, except if provided for and authorized by our by-laws;

•	change to the preferences, benefits and redemption and amortization conditions of one or more classes of preferred shares, or the creation of a new more beneficial class of shares;

•	participation in a centralized group of companies, as defined in Brazilian corporate law; or

•	acquisition of the control of any company if the acquisition price exceeds the limits established in paragraph 2 of Article 256 of Brazilian corporate law.

In the case of (1) increase in the class of existing preferred shares, without maintaining the ratio to the existing class of preferred shares, except if provided for and authorized by our bylaws, or (2) change to the preferences, benefits and redemption and amortization conditions of one or more classes of preferred shares, or the creation of a new more beneficial class of shares, only the holder of the type and class of shares affected will have withdrawal rights.

Under Brazilian corporate law, a spin-off will not trigger withdrawal rights unless:

•	there is a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our business purpose;

•	there is a reduction in our mandatory dividend; or

•	we become part of a centralized group of companies, as defined in Brazilian corporate law.

In cases where we (1) merge into or consolidate with, another company; (2) participate in a centralized group of companies; (3) acquire all shares of a company in order to make such company our wholly owned subsidiary, or our shareholders sell all of our shares to another company in order to make us a wholly owned subsidiary of such company; or (4) acquire control of any company at an acquisition price that exceeds the limits established in the paragraph 2 of Article 256 of Brazilian corporate law, our shareholders will not be entitled to withdrawal rights, if our common shares: (A) are “liquid,” which means that they are part of the BM&FBOVESPA Index or another traded stock exchange index, as defined by the CVM; and (B) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the above period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is passed more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the withdrawal value of the shares according to our most recent balance sheet approved by our shareholders. The balance must be paid within 120 days following the publication of the minutes of the resolution of the shareholders’ meeting that gave rise to the withdrawal rights.

Redemption

According to Brazilian corporate law, we may redeem our shares pursuant to a resolution adopted at an extraordinary shareholders’ meeting by shareholders representing at least 50% of the classes affected by the redemption. The redemption may be paid with our retained earnings, profit reserves or capital reserves.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery, the financial institution will select the shares to be redeemed, on a pro rata basis, provided the custody agreement is silent with respect to such circumstances.

Registration of Our Units and the Underlying Shares

The units and the underlying shares representing our capital stock will be held in book-entry form with . Transfers of our units and the underlying shares will be carried out by means of book entry by                         , debiting the share account of the seller and crediting the account of the buyer, upon presentation of a written transfer order or a legal authorization or order effectuating such transfers.

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to participate in any issue of new shares, in proportion to its holding at such time. Our shareholders are also entitled to preemptive rights in any issue of convertible debentures or offerings of shares or warrants issued by us. However, the conversion of debentures into shares, the granting of options to purchase or subscribe for shares, and the issue of shares as a result of the exercise of such options, are not subject to preemptive rights. Shareholders have a period of at least 30 days after the publication of notice of the issue of shares, convertible debentures and warrants to exercise their preemptive rights. In addition, such preemptive rights may be transferred or disposed of. Under the terms of Article 172 of Brazilian corporate law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issue of new shares, debentures convertible into shares and warranties up to the limit of our authorized share capital, if the distribution of those securities is conducted through a stock exchange, a public offering or an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

Arbitration

We, our shareholders, directors and members of our fiscal council must submit any disputes or controversies relating to or arising from our bylaws, Brazilian corporate law, the rules published by the CMN, the Brazilian Central Bank and the CVM, the Level 2 segment of the BM&FBOVESPA rules and regulations, the listing agreement we executed with the BM&FBOVESPA and other rules applying to the Brazilian capital markets in general, including disputes or controversies involving the application, validity, effectiveness, interpretation, violation or effects of violations of these rules, to arbitration conducted in accordance with the Market Arbitration Chamber Regulations established by BM&FBOVESPA.

Going Private Transactions

We may become a private company if we or our controlling shareholder or a group of controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Level 2 segment of the BMF&BOVESPA, which require that shareholders representing two-thirds of our outstanding shares (calculated in accordance with CVM Instruction No. 361) agree to the cancellation of our registration as a publicly held company or accept the offer. The minimum price offered for the shares in such a tender offer must correspond to the economic value of such shares, as determined by a valuation report prepared by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience. The firm that will prepare our economic valuation must be selected at a shareholders’ meeting from a list of three institutions presented by our board of directors, by shareholders attending the meeting representing a majority of the outstanding shares (each share, regardless of class and type, being entitled to one vote, and without taking into consideration undeclared votes). The shareholders’ meeting held to select the specialized firm must be convened, on first call, by shareholders representing a minimum of 20% of the outstanding shares, or any number of shares, on the second call. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholders and/or us, as offerors.

At the moment it is disclosed to the market the intention to become a private company, the offeror must also inform the maximum value per share for which the public tender offer will be carried. If the economic value determined in the valuation is higher than the one informed by the offeror, the decision to delist the company is revoked unless the offeror expressly agrees to carry on the public tender offer for the price determined in the valuation.

Shareholders holding at least 10% of our outstanding shares may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders that make such request, as well as those voting in its favor, must reimburse the offeror for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the offer may be withdrawn or may carry on, in accordance with the offeror’s decision.

Delisting From the Level 2 Segment

We may delist our units from the Level 2 segment of the BM&FBOVESPA at any time, provided that shareholders representing the majority of our units approve the action (except in case of delisting from the Level 2 segment of the BM&FBOVESPA due to the cancelation of our registration as publicly held company) and that we give at least 30 days written notice to BM&FBOVESPA. Delisting our units from the Level 2 segment will not result in the loss of our registration as a public company with BM&FBOVESPA.

If we delist from the Level 2 segment of the BM&FBOVESPA by a resolution approved at a shareholders’ meeting in order for our units to be tradable outside Level 2 segment, or as a result of a corporate reorganization in which the surviving company is not listed on the Level 2 segment, our controlling shareholder or group of controlling shareholders or the responsible chosen by the shareholder’s meeting must conduct a public offering to purchase our outstanding units within the period stipulated under Brazilian corporate law and in the Level 2 rules and regulations. The offering price per unit should be no less than the economic value of our shares, as determined in a valuation report prepared by a specialized and independent firm of recognized experience. Such firm will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors by shareholders attending the meeting representing a majority of the outstanding units (each unit, regardless of class and type, being entitled to one vote, and without taking into consideration undeclared votes). The shareholders’ meeting held to select the specialized firm must be convened, on first call, by shareholders representing a minimum of 20% of the outstanding units, or any number of units, on the second call. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholders and/or the person designated by the extraordinary shareholders’ meeting to conduct the public offering as offerors.

The public offering notice must be communicated to BM&FBOVESPA and disclosed to the market immediately after the shareholders’ meeting that approves the delisting from the Level 2 segment.

According to the Level 2 rules and regulations, in the event of a transfer of our shareholding control within 12 months following our delisting from the Level 2 segment, the selling controlling shareholder and the buyer, jointly and severally, must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholder, as adjusted for inflation.

Moreover, if the price received by the selling controlling shareholder for the sale of its units is greater than the price paid by them in any public offering conducted as a result of their decision to delist or withdraw from the Level 2 segment, the selling controlling shareholder and the acquirer are required to pay to each shareholder that has accepted such offer the difference between the price received from the selling controlling shareholder in such public offer and the price received by the selling controlling shareholder from the acquirer for the sale of their units.

If our units are delisted from the Level 2 segment of the BM&FBOVESPA, we will not be permitted to have units listed on the Level 2 segment for a period of two years after the delisting date, unless there is a change in our control after the delisting.

Change of Control

According to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, the sale of our control, either directly or indirectly, in one transaction or in a series of transactions, must contemplate an obligation by the buyer to complete a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder, within the period stipulated under Brazilian corporate law and in the Level 2 rules and regulations.

A public offering must also be made:

•	when there is a significant assignment of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control in us;

•

in case of transfer of control over a company that is our controlling shareholder, in which case the company selling control will have to disclose to the BM&FBOVESPA the Company’s valuation that was used for purposes of such transfer, providing evidence of such valuation; and

•	when an existing shareholder acquires control in a private transaction.

In such cases, the purchaser must complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and reimburse any parties from which it has acquired our shares in the stock exchange in the six-month period preceding the transaction that resulted in a change in control. The reimbursement amount corresponds to the difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the price paid in the transactions carried out on BM&FBOVESPA during this six-month period, duly adjusted for inflation.

If necessary, the buyer must take all necessary measures to reconstitute the minimum 25% free float within six months of the acquisition.

The controlling shareholder may not transfer our shares to a party acquiring our control nor can we conduct any registration of such transfers until the acquirer executes the instrument of consent with the controlling shareholders according to Level 2 rules and regulations.

Further, we will not register any shareholders’ agreement that deals with the exercise of control until its signatories have executed the instrument of consent with the controlling shareholders mentioned above.

Purchases of Our Own Shares by Us

Acquisitions by us of our shares to be held in treasury or for cancellation may not, among other actions:

•	result in a reduction of our capital stock;

•

require the use of resources greater than our retained earnings or available reserves (excluding our legal reserve, unrealized earnings reserve and revaluation reserve) recorded in our most recent balance sheet;

•	create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•	take place during the course of a public offering for the purchase of our shares;

•	be used to purchase shares not fully paid or held by our controlling shareholder; or

•	reduce our free float to less than 25% of our capital stock.

We cannot hold in treasury more than 10% of our outstanding shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our shares must be made on a stock exchange unless prior approval is obtained from the CVM to conduct the acquisition outside a stock exchange. The purchase price of any such shares may not exceed the market price. We also may purchase our own shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to shares issued by us.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We are subject to the rules of CVM Instruction No. 358 relating to the trading of our securities. We, the members of our board of directors, executive officers, members of our fiscal council and members of any technical or advisory body, our controlling shareholders, or whoever may have knowledge of a material fact or information about us and knows such fact or information has not been disclosed to the market are considered insiders and must abstain from trading our securities, including derivatives linked to our securities, until the disclosure of such material information to the market. The trading of our shares is also restricted in the following circumstances:

•	before the public announcement of any material fact relating to our business;

•	if we intend to merge or combine with another company, consolidate or spin-off part or all of our assets, or reorganize;

•	if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted;

•	during the 15-day period before the disclosure of our quarterly and annual financial statements required by the CVM; or

•

controlling shareholders, officers and members of our board of directors must abstain from trading our shares, whenever we, or any of our controlled companies, affiliates or companies under common control with us, are in the process of purchasing or selling shares issued by us.

Additionally, any of our former officers, directors or members of the fiscal council must abstain from trading our shares for a six-month period if any such officer, director or member of the fiscal council left office prior to disclosure of material information that occurred while in office.

Trading on Exchanges

BM&FBOVESPA

We expect our units to be traded on the Level 2 (Nível 2) of the BM&FBOVESPA. Trading on the BM&FBOVESPA is conducted by brokers with access to the BM&FBOVESPA trading system. The CVM and BM&FBOVESPA have discretionary authority to suspend trading in the shares of a particular publicly held company in certain circumstances.

Settlement of transactions conducted on the BM&FBOVESPA takes place three business days after the date of the transaction. Delivery and payment of the shares is conducted through an independent clearinghouse. The clearinghouse that conducts settlements for the BM&FBOVESPA is the Central Depository BM&FBOVESPA. The Central Depository BM&FBOVESPA is the central counterparty guarantor of transactions conducted on the BM&FBOVESPA and carries out multilateral settlements for both the financial obligations and the handling of securities. Under regulations of the Central Depository BM&FBOVESPA, financial settlement is done through the Central Bank Reserve Transfer System. Transfer of the securities is done within the Central Depository BM&FBOVESPA custody system. Both deliveries and payments are final and irrevocable.

Shareholders’ Agreements

As of the date of this prospectus, there are no shareholders’ agreements in relation to our shares filed in our head offices or as to which we have been informed; in addition, to our knowledge, as of the date of this prospectus, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by VPar.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

will act as the depositary bank for our American Depositary Shares.                     ’s depositary offices are located at                     , New York, New York                     . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “ADRs.” The depositary bank typically appoints a custodian to safe keep the securities on deposit. In our case, the custodian is .

We appointed                     as depositary bank pursuant to a certain Deposit Agreement, dated as of                     , 2013, or the Deposit Agreement. A draft copy of the Deposit Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part with the SEC. You may obtain a copy of the Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-160187 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary. We urge you to review the Deposit Agreement in its entirety.

Each ADS represents the right to receive one fully paid unit on deposit with the custodian. Each unit represents one common share and two preferred shares of Votorantim Cimentos. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The Deposit Agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The Deposit Agreement and the ADRs are governed by New York law. However, our obligations to the holders of units will continue to be governed by the laws of Brazil, which are different from the laws in the United States.

Applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Brazilian laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Distributions of Units

Whenever we make a free distribution of units for the securities on deposit with the custodian, we will deposit the applicable number of units with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the units deposited or modify the ADS-to-unit ratio, in which case each ADS you hold will represent rights and interests in the additional units so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-unit ratio upon a distribution of units will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new units so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the units received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional units, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new units other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional units, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the Deposit Agreement.

Other Distributions

Whenever we intend to distribute property other than cash, units or rights to purchase additional units, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the Deposit Agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The net proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the Deposit Agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the units being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Units

The units held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value of the underlying common and preferred shares represented by our units, a split-up, cancellation, consolidation or reclassification of such underlying shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the units held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the Deposit Agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the units. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Units

The depositary bank may create ADSs on your behalf if you or your broker deposit units with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the units to the custodian. Your ability to deposit units and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the units have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of units, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The units are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such units and/or the underlying shares have been validly waived or exercised.

•	You are duly authorized to deposit the units.

•

The units presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Deposit Agreement).

•	The units presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to attempt to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.

Withdrawal of Units upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying units at the custodian’s offices. Your ability to withdraw the units may be limited by U.S. and Brazilian legal considerations applicable at the time of withdrawal. In order to withdraw the units represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the units being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the units represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (1) the transfer books for the units or ADSs are closed, or (2) units are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the Deposit Agreement to instruct the depositary bank to exercise the voting rights for the underlying common shares in the units represented by your ADSs.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

If the depositary bank does not timely receive voting instructions from a holder of ADSs or if the depositary bank receives timely voting instructions from a holder of ADSs which fail to specify the manner in which the securities represented by the holder’s ADSs are to be voted, the depositary bank will deem the holder of the ADSs to have instructed the depositary bank to vote in favor of the proposed resolutions but only for those resolutions that our Board of Directors has submitted to a vote of holders of units.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S.$	per ADS issued
Cancellation of ADSs	Up to U.S.$	per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S.$	per annum per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S.$	per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.$	per ADS held
Depositary Services	Up to U.S.$	per annum per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of units charged by the registrar and transfer agent for the units in Brazil (i.e., upon deposit and withdrawal of units).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when units are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of units on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the Deposit Agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the Deposit Agreement at any time without your consent. We undertake to give holders days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent you from withdrawing the units represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the Deposit Agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the depositary bank must give notice to the holders at least                 days before termination. Until termination, your rights under the Deposit Agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the Deposit Agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The Deposit Agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in units, for the validity or worth of the units and the underlying shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of our notices or for our failure to give notice or for any actions of or failure to act by, or any information not provided by DTC or any participant in DTC.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in our bylaws or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting units for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of units but is not, under the terms of the Deposit Agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages resulting from any breach of the terms of the Deposit Agreement.

•

We, the depositary bank and the custodian disclaim any liability for any action or failure to act by any holder or any beneficial owner of ADSs relating to their obligations under Brazilian law or regulation relating to foreign investment in Brazil and the withdrawal of units upon cancellation of ADSs.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of units or release units before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Brazilian Tax Considerations for Holders of Units or ADSs

The following is a discussion of the material Brazilian tax consequences of the acquisition, ownership and disposition of units or ADSs by an individual, entity, trust or organization that is not resident or domiciled in Brazil for purposes of Brazilian taxation, or Non-Resident Holder. This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our units or ADSs. Prospective purchasers must consult their own tax advisors with respect to an investment in units or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of units or ADSs are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Distribution of Interest on Stockholders’ Equity

Law No. 9,249 dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on stockholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net income, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes this deduction is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50.0% of the net profits (after the deduction of social contribution on net profits and before taken into account the provision for corporate income tax, and the amounts attributable to shareholders as interest on stockholders’ equity) related to the period in respect of which the payment is made; and

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on stockholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a country or other jurisdiction (i) that does not impose income tax, (ii) where the maximum income tax rate is lower than 20.0% or (iii) where the applicable laws impose restrictions on the disclosure of shareholding composition or the ownership of the investment, or Nil or Low Taxation Jurisdiction. See “—Discussion on Nil or Low Taxation Jurisdiction.”

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on stockholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholder´s equity to Non-Resident Holders may be converted into foreign currency and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Capital Gains

According to Article 26 of Law 10,833 dated December 29, 2003, as amended, gains related to the disposition or sales of assets located in Brazil, such as our units, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by the Non-Resident Holder to a Brazilian resident or to another non-resident of Brazil.

As a general rule, capital gains realized as a result of a sale or disposition of units are equal to the positive difference between the amount realized on the sale or disposition of the units and the respective acquisition cost.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Capital gains realized by a Non-Resident Holder on the disposition of units carried out on the Brazilian stock exchange are:

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exempt from income tax, when realized by a Non-Resident Holder that (i) has registered its investment in Brazil before the Brazilian Central Bank under the rules of Resolution No. 2,689/00 of the Brazilian Monetary Counsel, or 2,689 Holder, and (ii) is not a resident or domiciled in a Nil or Low Taxation Jurisdiction; and

•

subject to income tax at a rate of 15% with respect to gains realized (A) by a Non-Resident Holder that (1) is not a 2,689 Holder and (2) is not resident or domiciled in a Nil or Low Taxation Jurisdiction; or (B) a Non-Resident Holder that (1) is a 2,689 Holder and (2) is resident or domiciled in a Nil or Low Taxation Jurisdiction;

•	subject to income tax at a rate of up to 25% in case of gains realized by a Non-Resident Holder that (1) is not a 2,689 Holder, and (2) is resident or domiciled in a Nil or Low Taxation Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 2,689 Holder that is not resident or domiciled in a Nil or Low Taxation Jurisdiction.

Any other gains realized on the disposition of units that are not carried out on the Brazilian stock exchange are:

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subject to income tax at a rate of 15% when realized by (A) a Non-Resident Holder that (1) is a 2,689 Holder and (2) is not resident or domiciled in a Nil or Low Taxation Jurisdiction, or by (B) a Non-Resident Holder that (1) is not a 2,689 Holder and (2) is not resident or domiciled in a Nil or Low Taxation Jurisdiction; and

•

subject to income tax at a rate of up to 25% when realized by (A) a Non-Resident Holder that (1) is a 2,689 Holder and (2) is resident or domiciled in a Nil or Low Tax Jurisdiction, or by (B) a Non-Resident Holder that is not a 2,689 Holder and (2) is resident or domiciled in a Nil or Low Taxation Jurisdiction.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution, the withholding income tax of 0.005% will apply and can be later offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to units will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to the disposition of units.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non—Resident Holder and the corresponding acquisition cost is treated, for tax purposes as capital gain derived from the sale or exchange of units not carried out on a Brazilian stock exchange and is therefore subject to income tax at the rate of 15%, or 25%, in case of beneficiaries resident or domiciled in a Nil or Low Tax Jurisdiction.

There can be no assurance that the current favorable tax treatment of 2,689 Holders will continue in the future.

Sale of ADSs to other non-residents in Brazil

As a general rule, gains realized on disposition transactions carried out with either a resident or a non-resident of Brazil may be subject to taxation in Brazil under Law no. 10,833. However, gains realized outside Brazil on a sale by a Non-Resident Holder are not subject to taxation in Brazil so long as the assets involved are not located in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether this position will ultimately prevail in the courts of Brazil.

Non-Resident Holders may exchange ADSs for the underlying units, sell the units on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the applicable regulatory framework (in reliance on the depositary’s electronic registration), with no income tax consequences. Although there is no clear regulatory guidance, we believe that the exchange of ADSs for units should not be subject to Brazilian withholding income tax.

Gains on the exchange of units for ADSs

The deposit of units in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost of the units is lower than:

•	the average price per units on the Brazilian stock exchange at which the greatest number of such units were sold on the day of deposit; or

•	if no units were sold on that day, the average price on the Brazilian stock exchange at which the greatest number of such units were sold in the 15 preceding trading sessions.

In such case the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the units, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, as a general rule, or 25% for beneficiaries resident or domiciled in a Nil or Low Tax Jurisdiction.

The exercise of any preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to units by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of units.

Discussion on Nil or Low Taxation Jurisdictions

On June 24, 2008, and with effect as of January 1st, 2009, Law No. 11,727/08 introduced the concept of “privileged tax regime”, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Nil or Low Tax Jurisdiction. Pursuant to Law No. 11,727/08, a privileged tax regime is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or that taxes income earned outside of the respective country or location at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions that are carried out, or Privileged Tax Regime.

In addition, on June 7, 2010, the Brazilian Tax Authorities enacted Ordinance No. 1,037, as amended, listing (i) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (ii) the Privileged Tax Regimes.

Notwithstanding the fact that such “privileged tax regime” concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization/cross border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regime definition also applies to other types of transactions.

As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to non-resident investors on units or ADSs such as a Non-Resident Holder. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law 11,727, Ordinance 1,037 and of any related Brazilian tax law or regulation concerning Nil or Low Tax Jurisdiction and Privileged Tax Regimes.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. In relation to the inflow of funds for investments in the Brazilian financial and capital markets, the IOF/Exchange is currently imposed at a general rate of 6%.

However, currently, the inflow of funds into Brazil for variable income investments in the stock and future exchanges carried out by non-resident investors under the regulations issued by the CMN is subject to a 0% IOF/Exchange rate. Likewise, the inflow of funds into Brazil for the acquisition or subscription of shares in public offerings, provided that the issuer is registered to trade its shares in the stock exchange, is currently subject to the IOF/Exchange at a 0%. Although not clearly regulated, as the units to be acquired by Non-Resident Holders are certificates representing common and preferred shares, in our opinion the inflow of funds for the acquisition of the units should be subject to the IOF/Exchange at a 0% rate.

The outflow of funds related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets, as well as the remittance of dividends and interest on stockholders’ equity are subject to IOF/Exchange at a 0% rate. Although not clearly regulated, in our view the conversion of reais into foreign currency for payment of dividends and interest on shareholder’s equity to holders of ADSs should also benefit from the above mentioned 0% IOF/Exchange rate.

In any case, the Brazilian federal government may increase the rate at any time, up to 25.0%. However, any increase in rates may only apply to future transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions (sales and acquisitions) involving shares, or units comprising shares, is currently zero, although the Brazilian federal government may increase such rate at any time, up to 1.5% per day, but only in respect to future transactions.

The deposit of our units in exchange for ADSs is currently subject to the IOF/Bonds at a 1.5% rate. The tax is imposed on the product of the number units received and the closing price for those units on the date prior to the transfer, or if such closing price is not available, the last available closing price for such shares.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares, or units comprising shares, by individuals or entities not domiciled in Brazil except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by these individuals or entities to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares, or units comprising shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences of the ownership and disposition of ADSs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities and specifically does not address any estate, gift or state or local tax considerations that may be relevant to a U.S. Holder. This discussion applies only to U.S. Holders (as defined below) that hold ADSs or units as capital assets (generally, property held for investment purposes) for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that hold an investment in an entity that holds ADSs or units;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	holders that own or will own, directly, indirectly or constructively ten percent or more of our voting shares; and

•	persons holding ADSs or units in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or units, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or units and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or units.

The summary is based upon the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. U.S. Holders are encouraged to consult their own tax advisers as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or units in their particular circumstances.

As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of ADSs or units that is:

1.	an individual that is a citizen or resident of the United States;

2.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	a trust if (a) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying units represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying units represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before delivery of shares to the depositary, or pre-release, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the creditability of Brazilian taxes, described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our ADSs or units (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under Internal Revenue Code of 1986, as amended, or the Code.

The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Brazilian income taxes withheld from distributions on our ADSs or units will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders are encouraged to consult their own tax advisers regarding the creditability of foreign taxes based on their particular circumstances.

In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Brazilian tax withheld from distributions on our ADSs or units, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of ADSs or Units

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADSs or units and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the shares underlying the ADSs or units exceeds one year.

The initial tax basis of the U.S. Holder’s ADSs or units will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. U.S. Holders generally will not be entitled to a credit with respect to any IOF/Exchange tax paid on their ADSs or units (as discussed in “—Material Brazilian Tax Considerations for of Holders Units or ADRs”). However, U.S. Holders should be entitled to include the amount of the IOF/Exchange tax paid as part of their initial tax basis in such ADSs or units. If our ADSs or units are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such ADSs or units by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

If a Brazilian tax is imposed on the sale or other disposition of our ADSs or units, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Brazilian tax. See “—Material Brazilian Tax Considerations for Holders of Units or of ADRs” for a description of when a disposition may be subject to taxation by Brazil. Because a U.S. Holder’s gain from the sale or other disposition of ADSs or units will generally be U.S.-source gain, and a U.S. Holder may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to foreign source income, a U.S. Holder may be unable to claim a foreign tax credit with respect to the Brazilian tax on gains. In lieu of claiming a foreign tax credit, U.S. Holders may make an election to deduct foreign taxes, including the Brazilian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders are encouraged to consult their own tax advisers as to whether the Brazilian tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income, or (2) 50% or more of the average quarterly value of its assets (which may be determined in part by the market value of ADSs or our units, which is subject to change) consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes, among other things, dividends, rents, royalties and gains from the disposition of investment assets (subject to various exceptions).

Based upon the composition of our gross income and gross assets, our intended use of the proceeds of this offering and the nature of our business, we do not believe that we will be classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2012. Our status in 2013 and future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or units, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of ADSs or units would generally be allocated ratably over the U.S. Holder’s holding period for ADSs or units. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or units exceeds 125 percent of the average of the annual distributions on the ADSs or units received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or units. U.S. Holders are encouraged to consult their own tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends (including distributions of interest on stockholders’ equity) and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient; or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders who are individuals (and certain specified entities) are required to report information relating to an interest in ADSs or units, subject to certain exceptions (including an exception for securities held in certain accounts maintained by financial institutions, such as ADSs). U.S. Holders are encouraged to consult their own tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ADSs or units.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of units or ADSs.

The above discussion is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the acquisition, holding and disposition of our ADSs or units. Prospective purchasers of our ADSs or units are encouraged to consult their own tax advisers concerning the tax consequences of their particular situations.

UNDERWRITING

The global offering consists of (1) an international offering of units, each of which represents one of our common shares and two of our preferred shares, offered directly or in the form of ADSs, in the United States and elsewhere outside of Brazil and (2) a Brazilian offering of units, within Brazil.

International offering

We and the selling shareholder are offering the units and ADSs described in this prospectus through the international underwriters named below. We and the selling shareholder have entered into an international underwriting agreement with the international underwriters with respect to the units, including in the form of ADSs being offered in the international offering. Subject to the terms and conditions of the international underwriting agreement, we and the selling shareholder have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table.

Name	Number of ADSs
BTG Pactual US Capital LLC
Credit Suisse Securities (USA) LLC
Itau BBA USA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total

The international underwriters are committed to purchase all of the ADSs offered by us and the selling shareholder if they purchase any ADSs. The international underwriting agreement also provides that if an international underwriter were to default, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated. However, the international underwriters are not required to take or pay for the ADSs covered by the over-allotment option of the underwriters described below.

Brazilian offering and placement of units

We and the selling shareholder have also entered into a Brazilian underwriting agreement with Banco BTG Pactual S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Itaú BBA S.A., Banco J.P. Morgan S.A. and Banco Morgan Stanley S.A. and, as intervening party, the BM&FBOVESPA, providing for the concurrent offer and sale of units in a public offering in Brazil, by means of a separate Portuguese-language prospectus, including a Formulário de Referência. Each of the international and Brazilian offering is conditioned on the closing of the other.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specific matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of units and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any units or distribute any prospectus relating to the units to any person outside Brazil or to any other dealer who does not so agree.

These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, who have agreed that they may sell ADSs or units, as the case may be, between their respective underwriting syndicates. The number of ADSs or units, as the case may be, actually allocated to each offering may differ from the amount offered due to the reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriting agreement, the international underwriters will act as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of units sold to investors located outside Brazil. The Brazilian underwriters will sell units to investors located within Brazil and, and through the international underwriters in their capacity as placement agents, to other U.S. and international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and CVM. The Brazilian underwriting agreement provides that, if any of the units covered by such agreement are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of units listed next to its name in the following table:

Name	Number of Units
Banco BTG Pactual S.A.
Banco de Investimentos Credit Suisse (Brasil) S.A.
Banco Itaú BBA S.A.
Banco J.P. Morgan S.A.
Banco Morgan Stanley S.A .

Total

Over-allotment option

We are granting the international underwriters an option, exercisable by Morgan Stanley & Co. LLC at its sole discretion upon prior written notice to the other international underwriters, at any time for a period of 30 days from, and including, the first day of trading of the units on the BM&FBOVESPA, to purchase up to additional units, in the form of ADSs, minus the number of units sold by us and the selling shareholder pursuant to the Brazilian underwriters’ over-allotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, provided that the decision to over-allocate the units (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters at the time the price per unit and ADS is determined. If any such ADSs are purchased with this over-allotment option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased with this over-allotment option, the international underwriters will offer the additional ADSs on the same terms as those ADSs that are being offered pursuant to the international offering.

We have also granted the Brazilian underwriters an option, exercisable by Banco Morgan Stanley S.A. at its sole discretion upon prior written notice to the other Brazilian underwriters, at any time for a period of 30 days from and including, the first day of trading of the units on the BM&FBOVESPA, to place up to an additional                  units, minus the number of units in the form of ADSs sold pursuant to the international underwriters’ over-allotment option, to cover over-allotments, if any, provided that the decision to over-allocate the units (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters at the time the price per unit and ADS is determined. If any such units are purchased with this over-allotment option, the Brazilian underwriters will purchase the units in approximately the same proportion as shown in the table above. If any additional units are purchased with this over-allotment option, the Brazilian underwriters will offer the additional units on the same terms as those units that are being offered pursuant to the Brazilian offering.

Underwriting discounts and commissions

The international underwriters and Brazilian underwriters propose to offer the ADSs and our units, as the case may be, directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of U.S.$         per ADS and R$         per unit. Any such dealers may resell ADSs or units, as the case may be, to certain other brokers or dealers at a discount of up to U.S.$         per ADS and R$         per unit from the offering price. After the initial public offering, the offering price and other selling terms may be changed.

The underwriting fee in connection with the offering of ADSs is equal to the public offering price per ADS less the amount paid by the international underwriters to us and the selling shareholder. The underwriting fee is U.S.$         per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the international underwriters in the international offering assuming both no exercise and full exercise of the option to purchase additional ADSs.

	Without over- allotment option	With full over- allotment option
Per ADS	U.S.$	U.S.$
Total	U.S.$	U.S.$

The underwriting fee in connection with the offering of units is equal to the public offering price per unit less the amount paid by the Brazilian underwriters to us and the selling shareholder. The underwriting fee is R$ per unit. The following table shows the per unit and total underwriting discounts and commissions to be paid to the Brazilian underwriters in the Brazilian offering assuming both no exercise and full exercise the option to purchase additional units.

	Without over- allotment option	With full over- allotment option
Per Unit	R$	R$
Total	R$	R$

We estimate that the total expenses of the global offering, including taxes, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately U.S.$            . A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in the global offering. The international underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated to international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

No sale of similar securities

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission or similar Brazilian regulatory authority a registration statement under the Securities Act or Brazilian corporate law, as the case may be, relating to, any of our shares, units or ADSs or any securities convertible into or exchangeable or exercisable for such securities (including, without limitation, our shares, units or ADSs), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our shares, units or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares, units, or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities Inc., Credit Suisse Securities (USA) LLC and BTG Pactual US Capital LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply: (A) to units in the form of ADSs to be sold in the international offering; (B) to units to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement; (C) to common shares or preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein; (D) in connection with the market maker activities, or (E) the loan of a certain number of units, in order to allow the stabilization of the units as provided in the Brazilian underwriting agreement.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The selling shareholder and certain of our directors and executive officers have entered into lock-up agreements with the international underwriters prior to the commencement of the international offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities Inc., Credit Suisse Securities (USA) LLC and BTG Pactual US Capital LLC: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our shares, units or ADSs or any securities convertible into or exercisable or exchangeable into such securities (including, without limitation our shares, units or ADSs), or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares, units or ADSs or such other securities(regardless of whether any of these transactions are to be settled by the delivery of shares, units or ADSs or such other securities, in cash or otherwise), or (3) make any demand for or exercise any right with respect to the registration of any of our shares, units or ADSs or any security convertible into or exercisable or exchangeable for our shares, units or ADSs. These restrictions do not apply: (A) to units in the form of ADSs to be sold in the international offering; (B) to units to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement, (C) to common shares or preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein, (D) in connection with the market maker activities or (E) the loan of a certain number of units, in order to allow the stabilization of the units as provided in the Brazilian underwriting agreement. The international underwriters, in their sole discretion, may release the units, ADSs, and other securities subject to the lock-up agreements described above in whole or in part at any time.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, pursuant to the regulations of the Level 2 segment of the BM&FBOVESPA, we, VID and our directors and executive officers may not sell and/or offer to sell any ADSs, units or the underlying common shares or preferred shares (or derivatives of such securities) they own immediately after this offering, as well as any securities or other derivatives linked to securities issued by us, for six months days after the publication in Brazil of the announcement of commencement of the offering. After the expiration of this six-month period, we, VID and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40.0% of the securities held by such parties.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Listing

We have applied to have the ADSs approved for listing/quotation on the NYSE under the symbol “             ”. We have also applied to list our units and the underlying common shares and preferred shares on the Level 2 (Nível 2) segment of the BM&FBOVESPA, under the symbols “             ”, “             ” and “             ”, respectively.

Price stabilization and short positions

In connection with the international offering, the international underwriters, through Morgan Stanley & Co. LLC acting as the international stabilization agent, may engage in stabilizing transactions, which involves making bids for, purchasing and selling units or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs or units while this offering is in progress. These stabilizing transactions may include making short sales of the units, including in the form of ADSs, which involves the sale by the international underwriters of a greater number of units than the number of units in the form of ADSs than they are required to purchase in this offering, and purchasing units, including in the form of ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than international underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing units, including in the form of ADSs, in the open market. In making this determination, the international underwriters will consider, among other things, the price of units available for purchase in the open market compared to the price at which the international underwriters may purchase units, including in the form of ADSs, through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the units or the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase units, including in the form if ADSs in the open market to cover the position. Any naked short sales will require prior approval of the international underwriters.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase units, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, they may be required to sell those ADSs as part of the international offering or to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our units or the ADSs or preventing or retarding a decline in the market price of our units and the ADSs, and, as a result, the price of our units and the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, the Brazilian underwriters, through Banco Morgan Stanley S.A. acting as the Brazilian stabilization agent, may engage in transactions on the BM&FBOVESPA that stabilize, maintain or otherwise affect the price of the units. In addition, it may bid for, and purchase, units in the open market to cover short positions or stabilize the price of our units. These stabilizing transactions may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of our units. As a result, the price of our units may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activities may be carried out for the period of 30 days from and including, the first day of trading of the units on the BM&FBOVESPA. A stabilization activities agreement, in the form approved by the CVM and the BM&FBOVESPA, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

Prior to this offering, there has been no public market for our ADSs or units. The public offering price will be determined by negotiations between us and the international and Brazilian underwriters. In determining the public offering price, we and the international and Brazilian underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the international and Brazilian underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the international underwriters can assure investors that an active trading market will develop for our ADSs or units, or that such ADSs or units will trade in the public market at or above the public offering price.

Other relationships

Certain of the international underwriters and their affiliates (including certain Brazilian underwriters) have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The international underwriters and/or their affiliates (including the Brazilian underwriters) may enter into derivative transactions in connection with our common or preferred shares, units or ADSs, acting at the order and for the account of their clients. The international underwriters and/or their affiliates (including the Brazilian underwriters) may also purchase some of our common or preferred shares, units or ADSs offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or other terms of the offering without, however, creating an artificial demand during the offering.

Selling Restrictions

The units, including in the form of ADSs, offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any units or ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49 (2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Our units, including in the form of ADSs, are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our units, including in the form of ADSs, described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the our units, including in the form of ADSs, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such securities to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the units, including in the form of ADSs, to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No units, including in the form of ADSs, have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any ADS acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. None of this prospectus or any other materials related to the offering or information contained herein or therein relating to the units, including in the form of ADSs, has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Germany

The units, including in the form of ADSs, will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Ireland

The units, including in the form of ADSs, will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the units, including in the form of ADSs, has not been registered pursuant to Italian securities legislation and, accordingly, no units, including in the form of ADSs, may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the units, including in the form of ADSs, in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the units, including in the form of ADSs, or distribution of copies of any document relating to the units, including in the form of ADSs, will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la

Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the units, including in the form of ADSs, or any document relating to the units, including in the form of ADSs, in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the units, including in the form of ADSs, in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the units, including in the form of ADSs, are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of units, including in the form of ADSs, who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the units, including in the form of ADSs, were purchased, unless an exemption provided for under the Italian Financial Act applies.

Netherlands

The units, including in the form of ADSs, may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of units, including in the form of ADSs, is publicly announced that the offer is exclusively made to said individuals or legal entities.

Portugal

No document, circular, advertisement or any offering material in relation to the units, including in the form of ADSs, has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No units, including in the form of ADSs, may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the units, including in the form of ADSs, as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the units, including in the form of ADSs, have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the units, including in the form of ADSs, by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the units, including in the form of ADSs, in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the units, including in the form of ADSs, in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Spain

The units, including in the form of ADSs, have not been registered with the Spanish National Commission for the Securities Market and, therefore, no unit, including in the form of ADSs may be publicly offered, sold or delivered, nor any public offer in respect of the units, including in the form of ADSs, made, nor may any prospectus or any other offering or publicity material relating to the units, including in the form of ADSs, be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

This prospectus, as well as any other material relating to the units, including in the form of ADSs, which are the subject of the international offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The units, including in the form of ADSs, will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the units, including in the form of ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The units, including in the form of ADSs, are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the units, including in the form of ADSs, with the intention to distribute them to the public). The investors will be individually approached by the international underwriters from time to time. This document, as well as any other material relating to the units, including in the form of ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been provided in connection with the international offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

This prospectus is not a formal disclosure document and has not been, nor will it be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the units, including in the form of ADSs.

The units, including in the form of ADSs, are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The international offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the units, including in the form of ADSs, has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the units, including in the form of ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the units, including in the form of ADSs, shall be deemed to be made to such recipient and no applications for the units, including in the form of ADSs, will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the units, including in the form of ADSs, you undertake to us that, for a period of 12 months from the date of issue of the units, including in the form of ADSs, you will not transfer any interest in the units, including in the form of ADSs, to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

China

The units, including in the form of ADSs, may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the units, including in the form of ADSs, may be supplied to the public in China or used in connection with any offer for the subscription or sale of units, including in the form of ADSs, to the public in China. The units, including in the form of ADSs, may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

This prospectus has not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any units, including in the form of ADSs, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Companies Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the units, including in the form of ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to units, including in the form of ADSs, which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Japan

The units, including in the form of ADSs, have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and, accordingly, no offer or sale of any units, including in the form of ADSs, directly or indirectly, will be made in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “resident of Japan” shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the units, including in the form of ADSs, may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such units, including in the form of ADSs, be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased units, including in the form of ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the units, including in the form of ADSs, under Section 275 of the Securities and Futures Act except:

•

to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

•	where no consideration is or will be given for the transfer;

•	by operation of law; or

•	as specified in Section 276(7) of the Securities and Futures Act.

South Korea

The units, including in the form of ADSs, have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The units, including in the form of ADSs, may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the units, including in the form of ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The units, including in the form of ADSs, may not be resold to Korean residents unless the purchaser of the Shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the units, including in the form of ADSs,.

Kuwait

The units, including in the form of ADSs, have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the units, including in the form of ADSs, in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the units, including in the form of ADSs.

Qatar

This offering of units, including in the form of ADSs, does not constitute a public offer of securities in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law). The units, including in the form of ADSs, are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such units, including in the form of ADSs, or have sufficient knowledge of the risks involved in an investment in such units, including in the form of ADSs, or are benefiting from preferential terms under a directed share program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

United Arab Emirates

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES (EXCLUDING THE DUBAI INTERNATIONAL FINANCIAL CENTRE)

The units, including in the form of ADSs, have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (U.A.E.) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the units, including in the form of ADSs, in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The units, including in the form of ADSs, to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the units, including in the form of ADSs, offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the units or ADSs pursuant to the offering should note that the offer of the units, including in the form of ADSs, is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The units, including in the form of ADSs, may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of units, including in the form of ADSs, is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired units, including in the form of ADSs, pursuant to this exempt offer may not offer or sell units, including in the form of ADSs, to any person (referred to as a transferee) unless the price to be paid by the transferee for such units, including in the form of ADSs, equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the units, including in the form of ADSs, being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the units, including in the form of ADSs, to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the units, including in the form of ADSs, if he/she sells his entire holding of the units, including in the form of ADSs, to one transferee.

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina, and neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus.

Colombia

The units, including in the form of ADSs, have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the units, including in the form of ADSs, may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Mexico

The units, including in the form of ADSs, have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the units, including in the form of ADSs, in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The units, including in the form of ADSs, have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the Superintendency of the Securities Market (Superintendencia del Mercado de Valores). However, the units, including in the form of ADSs, have been registered with the Superintendency of Banking, Insurance and Private Pension Funds (Superintendencia de Bancos, Seguros y Administradoras Privadas de Fondos de Pensiones) in order to be offered or sold in private placement transactions addressed to Peruvian institutional investors such as Peruvian private pension funds.

Chile

The units, including in the form of ADSs, are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the units, including in the form of ADSs, do not constitute a public offer of, or an invitation to subscribe for or purchase, the units, including in the form of ADSs, in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Addresses of Underwriters

The addresses of the international underwriters are as follows:

BTG Pactual US Capital LLC 601 Lexington Avenue, 57th Floor New York, NY 10022 USA	Credit Suisse Securities (USA) LLC 11 Madison Avenue, New York, NY 10010 USA

Itau BBA USA Securities Inc. 767 Fifth Avenue, Suite 50-13 New York, NY 10153 USA	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 USA

Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036 USA

EXPENSES OF THE OFFERING

We estimate our expenses in connection with the global offering, other than underwriting discounts and commissions, will be as set forth in the following table.

Amount
Expense	(in U.S.$)
SEC registration fee	U.S.$
IOF tax
NYSE listing fee
Brazilian fees, including CVM, BM&FBOVESPA and ANBIMA
Print and engraving expenses
Legal fees and expenses
Audit fees and expenses
“Road show” expenses and miscellaneous costs
Total	U.S.$

All amounts in the above table, except for the Brazilian fees, including CVM, BM&FBOVESPA and ANBIMA fees, the SEC registration fee and the NYSE listing fee, are estimated and accordingly are subject to change. Some of these expenses will be incurred in reais and have been converted to U.S. dollars based on the exchange rate of R$ to U.S.$1.00, which is the selling exchange rate on             , 2013 as reported by the Brazilian Central Bank. We will pay all expenses related to the global offering.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States law and the validity of the ADSs being offered by this prospectus will be passed upon for us by White & Case LLP. Certain legal matters in connection with this offering relating to Brazilian law and the validity of our units and the underlying shares will be passed upon for us by Machado, Meyer, Sendacz e Opice Advogados. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this offering relating to Brazilian law will be passed upon for the underwriters by Pinheiro Guimarães – Advogados.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade), or the CRC, of the State of São Paulo.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedade por ações) incorporated under the laws of Brazil. Our directors and officers and the selling shareholder are Brazilian residents and most of our assets are located outside the United States. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us, our directors and officers or the selling shareholder, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have appointed                 , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

In addition, any claims under the BM&FBOVESPA’s Level 2 Segment rules and regulations must be submitted to arbitration conducted in accordance with the rules of the Market Arbitration Chamber of the BM&FBOVESPA. See “Description of Capital Stock—Arbitration.”

We have been advised by our Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. This counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained abroad would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), or STJ, which confirmation, generally, will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the non-Brazilian courts;

•

is issued by a court of competent jurisdiction after proper service of process, which service must comply with Brazilian Law if made in Brazil, or after sufficient evidence of our absence has been given, as requested under applicable law;

•	is final and, therefore, not subject to appeal in the jurisdiction in which it was issued;

•	is duly authenticated by a Brazilian consulate in the location of the non-Brazilian court and is accompanied by a certified sworn translation into Portuguese of such judgment; and

•	is not contrary to Brazilian national sovereignty, public policy and good morals.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the United States securities laws with respect to the units or ADSs.

This confirmation process may be time consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil.

We have also been advised that:

•

civil actions may be brought before Brazilian courts in connection with this prospectus predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty); and

•

a plaintiff, whether Brazilian or not, who resides outside Brazil or is outside Brazil during the course of the litigation in Brazil and who does not own real property in Brazil must provide a judicial deposit to guarantee the payment of the defendant’s legal fees and court expenses, as determined by the applicable Brazilian judge, except in case of collection claims based on an instrument (which do not include the common shares) that may be enforced in Brazilian courts without the previous review of its merits (título executivo extrajudicial) or counterclaims as established under the Brazilian Code of Civil Procedure.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the U.S. Securities Act of 1933 relating to this offering of our ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within four months after the end of our fiscal year ended December 31, 2013 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as of December 31, 2012 and 2011 and for the Years Ended December 31, 2012, 2011 and 2010 of Votorantim Cimentos S.A. and its subsidiaries
Independent Auditors Report	F-2
Balance Sheets as of December 31, 2012 and 2011	F-6
Consolidated Statements of Income for the Years Ended December 31, 2012, 2011 and 2010	F-7
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	F-8
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2011 and 2010	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-12
Notes to the Consolidated Financial Statements	F-13

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Votorantim Cimentos S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Votorantim Cimentos S.A. and its subsidiaries at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

February 27, 2013

Votorantim Cimentos S.A.

Consolidated financial statements

Year ended 31 December 2012

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Balance Sheets

In thousands of reais

	Note	12/31/2012	12/31/2011		Note	12/31/2012	12/31/2011
Assets				Liabilities and stockholders’ equity

Current assets				Current liabilities
Cash and cash equivalents	9	969,546	225,130	Loans and financing	18	615,813	413,551
Financial assets - held for trading	10	2,032,431	1,450,510	Trade payables		856,226	662,532
Trade accounts receivable	11	910,690	786,077	Salaries and payroll charges		227,543	151,373
Inventories	12	1,182,101	890,668	Income tax and social contribution payable		51,186	132,882
Other taxes recoverable	13	176,195	149,316	Other taxes payable		207,497	181,473
Current income tax and social contribution receivable	13	83,920	23,554	Dividends payable	14	439,122	274,031
Advances to suppliers		110,174	118,425	Advances from customers	15	18,622	14,370
Dividends receivable		512	7,552	Account payable for the aquisition of investees		328,452
Other assets		138,957	140,336	Payables - Trading	22	53,784	36,826

				Account payable		105,315	57,993
		5,604,526	3,791,568	Use of Public Asset	19	23,561	22,005

				Other liabilities		332,129	211,269

Assets of business classified as held for sale	32	701,214
						3,259,250	2,158,305
		6,305,740	3,791,568

Non-current assets				Liabilities of business classified as held for sale	32	274,104

Related parties	14	16,418	52,764
Judicial deposits		246,470	149,432			3,533,354	2,158,305

Deferred taxes	20 (b)	971,979	759,140
Other taxes recoverable	13	41,296	14,923	Non-current liabilities
Other assets		253,983	199,305	Loans and financing	18	12,177,174	7,643,161
				Related parties	14	486,597	726,093

		1,530,146	1,175,564	Provisions	21	1,070,799	934,953

				Deferred taxes	20 (b)	842,721	983,326
Investments in associates	15	1,800,304	3,241,411	Use of Public Asset	19	381,585	352,180
Property, plant and equipment	16	9,527,427	6,954,265	Pension liabilities	30 (b)	184,812	134,538
Intangible assets	17	4,798,437	3,466,389	Other liabilities		377,166	278,224

						15,520,854	11,052,475

		16,126,168	13,662,065			19,054,208	13,210,780

				Stockholders’ equity	23
				Capital		2,746,024	2,746,024
				Tax incentive reserve		544,441	360,648
				Profit reserves		789,781	1,963,935
				Cumulative other comprehensive income		577,725	155,762

				Total equity attributable to owners of the parent		4,657,971	5,226,369

				Non-controlling interests		249,875	192,048

				Total stockholders’ equity		4,907,846	5,418,417

Total assets		23,962,054	18,629,197	Total liabilities and stockholders’ equity		23,962,054	18,629,197

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Income

Years Ended December 31

In thousands of reais, unless otherwise indicated

	Note	2012	2011	2010
Revenues	24	9,481,673	8,698,352	8,047,081
Cost of sales and services		(6,177,116)	(5,684,439)	(4,986,902)

Gross profit		3,304,557	3,013,913	3,060,179

Operating income (expenses)
Selling		(609,992)	(595,402)	(500,731)
General and administrative		(668,007)	(529,991)	(413,144)
Gain on transfer of assets - Cimpor	1 (a)			1,672,429
Gain on the disposal of our investment - Cimpor	1 (a)	266,774
Other operating income (expenses), net	26	284,779	(295,932)	187,239

		(726,446)	(1,421,325)	945,793

Operating profit before results from investments and financial results		2,578,111	1,592,588	4,005,972

Results from investments
Realization of other comprehensive income on disposal on investment in Cimpor	1 (a)	(170,075)
Equity in the results of investees	15	25,461	311,753	191,985

		(144,614)	311,753	191,985

Financial income	29	316,496	204,862	425,759
Financial expense	29	(869,941)	(723,633)	(913,698)
Net foreign exchange gains (losses)	29	(381,819)	(253,643)	97,227

Financial income (expenses), net		(935,264)	(772,414)	(390,712)

Profit before taxation		1,498,233	1,131,927	3,807,245

Income tax and social contribution
Current	20 (a)	(359,199)	(478,071)	(582,398)
Deferred	20 (b)	501,449	200,936	(544,423)

Net income for the year		1,640,483	854,792	2,680,424

Net income attributable to Company’s stockholders		1,616,799	835,445	2,648,413
Net income attributable to non-controlling interests		23,684	19,347	32,011

Basic and diluted earnings per share - R$		14.61	7.57	24.65
Weighted average number of shares (thousand)		110,635	110,410	107,434

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Comprehensive Income

Years Ended December 31

In thousands of reais, unless otherwise indicated

	2012	2011	2010
Net income for the year	1,640,483	854,792	2,680,424

Other comprehensive income (loss) net of taxes
Interest in other comprehensive income of associated companies	(7,692)	(837)	85,575
Actuarial gains and losses on retirement benefits	(36,273)	(25,265)	(19,216)
Realization of other comprehensive income on disposal of investment in Cimpor	89,142
Hedge of a net investment	(107,085)	(155,446)	92,492
Currency translation differences	483,751	412,307	(419,721)

Other comprehensive income (losses) for the year	421,843	230,759	(260,870)

Total comprehensive income for the year	2,062,326	1,085,551	2,419,554

Attributable
Comprehensive income attributable to owners of the parent	2,038,762	1,079,951	2,396,627
Comprehensive income attributable to non-controlling interests	23,564	5,600	22,927

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Changes in Stockholders’ Equity

In thousands of reais, unless otherwise indicated

		Attributable to owners of the parent
	Note	Capital	Tax incentive reserve	Profit reserves		Retained earnings	Cumulative other comprehensive income	Total	Non-controlling interests	Total stockholders’ equity
				Legal	Profit retention
At January 1, 2010		1,889,722	139,768	91,803	2,786,377		163,042	5,070,712	172,156	5,242,868

Total comprehensive income for the year
Net income for the year						2,648,413		2,648,413	32,011	2,680,424
Other comprehensive income (losses) for the year							(251,786)	(251,786)	(9,084)	(260,870)

Total comprehensive income for the year						2,648,413	(251,786)	2,396,627	22,927	2,419,554

Total contributions by and distributions to stockholders
Capital increase	23 (a)	437,490			(200,000)			237,490		237,490
Acquisition of non-controlling interests					(8,867)			(8,867)	(8,635)	(17,502)
Allocation of net income for the year
Tax incentive reserve			81,045			(81,045)
Legal reserve	23 (b)			135,929		(135,929)
Dividends (R$ 26.26 per share)	23 (e)				(1,793,594)	(1,028,005)		(2,821,599)		(2,821,599)
Profit retention	23 (b)				1,403,434	(1,403,434)

Total contributions by and distributions to stockholders		437,490	81,045	135,929	(599,027)	(2,648,413)		(2,592,976)	(8,635)	(2,601,611)

At December 31, 2010		2,327,212	220,813	227,732	2,187,350		(88,744)	4,874,363	186,448	5,060,811

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Changes in Stockholders’ Equity

In thousands of reais, unless otherwise indicated

		Attributable to owners of the parent
	Note	Capital	Tax incentive reserve	Profit reserves		Retained earnings	Cumulative other comprehensive income	Total	Non-controlling interests	Total stockholders’ equity
				Legal	Profit retention
At January 1, 2011		2,327,212	220,813	227,732	2,187,350		(88,744)	4,874,363	186,448	5,060,811

Total comprehensive income for the year
Net income for the year						835,445		835,445	19,347	854,792
Other comprehensive income (losses) for the year							244,506	244,506	(13,747)	230,759

Total comprehensive income for the year						835,445	244,506	1,079,951	5,600	1,085,551

Total contributions by and distributions to stockholders
Capital increase	23 (a)	418,812			(400,000)			18,812		18,812
Allocation of net income for the year
Tax incentive reserve			139,835	92	(84,342)	(55,585)
Legal reserve	23 (b)			44,406		(44,406)
Dividends (R$ 6.76 per share)	23 (e)				(746,757)			(746,757)		(746,757)
Profit retention	23 (b)				735,454	(735,454)

Total contributions by and distributions to stockholders		418,812	139,835	44,498	(495,645)	(835,445)		(727,945)		(727,945)

At December 31, 2011		2,746,024	360,648	272,230	1,691,705		155,762	5,226,369	192,048	5,418,417

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Changes in Stockholders’ Equity

In thousands of reais, unless otherwise indicated

	Attributable to owners of the parent
			Tax incentive reserve	Profit reserves		Retained earnings	Cumulative other comprehensive income		Non-controlling interests	Total stockholders’ equity
	Note	Capital		Legal	Profit retention			Total
At January 1, 2012		2,746,024	360,648	272,230	1,691,705		155,762	5,226,369	192,048	5,418,417
Total comprehensive income for the year
Net income for the year						1,616,799		1,616,799	23,684	1,640,483
Other comprehensive income (losses) for the year							421,963	421,963	(120)	421,843

Total comprehensive income for the year						1,616,799	421,963	2,038,762	23,564	2,062,326

Total contributions by and distributions to stockholders
Non-controlling interest arising on business combination	1 (a)								68,953	68,953
Acquisition non-controlling interests Itacamba	1 (c)								(1,983)	(1,983)
Acquisition non-controlling interests VCA	2.2 (d)								(32,707)	(32,707)
Allocation of net income for the year
Legal reserve	23 (b)			80,840		(80,840)
Tax incentive reserve			183,793			(183,793)
Interest on stockholders equity (R$ 1.61 per share)	23 (e)					(178,667)		(178,667)		(178,667)
Dividends (R$ 21.95 per share)	23 (e)				(1,562,988)	(865,505)		(2,428,493)		(2,428,493)
Profit retention	23 (b)				307,994	(307,994)

Total contributions by and distributions to stockholders			183,793	80,840	(1,254,994)	(1,616,799)		(2,607,160)	34,263	(2,572,897)

At December 31, 2012		2,746,024	544,441	353,070	436,711		577,725	4,657,971	249,875	4,907,846

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of cash flows

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Note	2012	2011	2010
Cash flows from operating activities
Profit before income taxe and social contribution		1,498,233	1,131,927	3,807,245
Adjustments to reconcile net income to cash from operations
Depreciation, amortization and depletion	16 e 17	558,279	441,055	420,322
Equity in the results of investees	15(a)	(25,461)	(311,753)	(191,985)
Interest, monetary and exchange variations		1,227,412	838,651	255,990
Gain on disposal of property, plant and equipment		(16,789)	(20,896)	(14,187)
Provision for contingencies and tax liabilities	21(b)	138,432	153,817	186,654
Allowance for doubtful accounts	11	11,077	1,922	128,757
Provision for inventory losses		(16,217)	(21,547)	23,323
Gain on transfer of assets - Cimpor	1 (a)			(1,672,429)
Gain on disposal of equity investments - Cimpor	1 (a)	(266,774)
Loss on the disposal of investment in Yguazú	1 (c)	7,657
Impairment of investments	15 (d)		586,538
Realization of other comprehensive income on disposal of investment in Cimpor	1 (a)	170,075

		3,285,924	2,799,714	2,943,690
Changes in assets and liabilities
Financial investments held for trading		(581,921)	(266,530)	1,358,478
Trade accounts receivable		166,802	(108,437)	(16,025)
Inventories		(14,311)	(72,285)	(117,440)
Taxes recoverable		(11,524)	(66,706)	4,429
Related parties		(65,183)	(124,939)	(58,592)
Other assets		153,456	(134,960)	(318,568)
Suppliers		(24,775)	24,004	182,343
Taxes payable		(24,669)	10,558	60,911
Salaries and social charges		76,170	39,987	14,677
Advances from customers		4,252	(11,918)	(887)
Accounts payable and other liabilities		(303,492)	(200,053)	559,512

Cash provided by operations		2,660,729	1,888,435	4,612,528
Interest paid	18(b)	(719,109)	(550,229)	(280,176)
Income tax and social contribution paid		(519,525)	(531,553)	(682,802)

Net cash provided by operating activities		1,422,095	806,653	3,649,550

Cash flows from investing activities
Capital increase in investees	15(b)	(58,602)	(11,759)	(118,763)
Acquisition of Cimpor	1(a)			(390,000)
Acquisition of Vila	1(d)			(416,252)
Acquisition Cementos Portland S.A.	15(a)		(56,570)
Acquisition of property, plant and equipment	16	(1,500,091)	(1,723,061)	(964,395)
Acquisitions of intangible assets	17	(41,332)	(152,020)	(148,371)
Cash obtianed as a result of our acquisition of VCEAA	17(d)	148,799
Proceeds from disposal of investment in Yguazu		30,535
Proceeds from sale of property, plant and equipment		20,064	232,912	38,077
Dividends received		193,377	156,590	51,895

Net cash used in investing activities		(1,207,250)	(1,553,908)	(1,947,809)

Cash flows from financing activities
New loans and financing	18(b)	3,674,624	2,434,303	2,976,719
Amortization of loans and financing	18(b)	(513,499)	(143,958)	(574,971)
Capital increase			18,812	237,490
Dividends paid	23(e)	(2,263,402)	(683,782)	(2,610,543)
Related party, net		(207,001)	(692,693)	(1,699,254)
Interest on stockholders equity	23(e)	(178,667)
Aquisition of non-controlling interests				(17,500)

Net cash provided by financing activities		512,055	932,682	(1,688,059)

Exchange results on cash and cash equivalents of foreign subsidiaries		17,516	14,755	(2,741)
Increase in cash and cash equivalents		726,900	185,427	13,682

Cash and cash equivalents at the beginning of the year		225,130	24,948	14,007

Cash and cash equivalents at the end of the year		969,546	225,130	24,948

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

1	General Information

Votorantim Cimentos S.A. (the “Company” or “VCSA”) and its subsidiaries are principally engaged in the production and sale of cement and aggregates and supplementary products, as well as of raw materials and byproducts, similar and related products; rendering of concrete pouring services; research, mining and processing of mineral reserves in connection with its cement producing activities; transportation, distribution and importing; and holding investments in other companies. The Company is a corporation headquartered in the city and State of São Paulo. The Company and its subsidiaries operate in all regions of Brazil, in the United States and Canada and Europe, Africa and Asia. Through its associates, the Company also has operations in others countries in Latin America and until December 2012 in Portugal.

The Company and its subsidiaries are members of the “Votorantim”, one of Brazil´s largest private conglomerates. The Company´s direct parent company is Votorantim Industrial S.A.(hereafter commonly referred to as “VID” or “Parent Company”) and the ultimate parent company is Votorantim Participações S.A. (“VPAR”).

Changes in interests in 2012, 2011 and 2010

(a)	Transactions related to our equity investment in CIMPOR

a.1	Cimpor acquisition in 2010

On February 3, 2010 the Company and Companhia Nacional de Cimento Portland (“Lafarge Brasil”) signed a Stock Swap Agreement whereby Lafarge Brasil transferred to VCSA shares of Cimpor Cimentos de Portugal SGPS S.A. (“Cimpor”), representing 17,28% of the capital of this Portuguese domiciled company, in exchange for all of the shares held in a Special Purpose Entity (“SPE”) created by the Company which owned cement plants in the Central-West and Northeast of Brazil. The assets, rights and obligations of the SPE include a cement grinding plant transferred from Votorantim Cimentos Brasil S.A. (“VCB”) and a cement factory and a grinding plant transferred from Votrantim Cimentos N/NE S.A. (“VCNNE”), both direct and indirect subsidiaries, respectively, of VCSA. As part of the same operation, the Company acquired 3.93% of Cimpor from third parties on February 11, 2010 for a cash consideration of R$ 390,000.

The transactions described above resulted in a gain on the transfer of assets of R$ 1,672,429, representing the difference between the carrying amount of the assets transferred (primarily the cement factory and the cement grinding plants referred to above) and the fair value of the participation received. The gain was directly recognized in the income statement and resulted in a corresponding deferred tax liability of R$ 568,626.

The initial recognition of the 21.21% participation in Cimpor was based on the fair value of the consideration transferred, of R$ 2,207 million, including the cash consideration. The initial investment consists of the Company´s relative share in the fair value of the net assets of Cimpor of R$ 1,040 million and goodwill of R$ 1,167 million.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

a.2	2012 Cimpor Asset Exchange

On June 25, 2012, VCSA executed a stockholders agreement (“Shareholder Agreement”) with Inter Cement Austria Holding GmbH, a member of the Camargo Correa Group, to exchange its 21.21% interest in Cimpor for a controlling interest in the operations of entities in six countries, Turkey, Morocco, Tunisia, India, China and Spain, together with a limestone quarry in Peru.

This exchange was consummated on December 21, 2012, when we transferred 21.21% of the equity interest in Cimpor to the Camargo Correa Group and we received ownership of 100% of Votorantim Cimentos EAA Inversiones S.L. (hereafter referred to as `Votorantim Cimentos Europe, Asia and Africa` or `VCEAA`), a recently created holding company which in turn is the sole owner of the former Cimpor businesses operating in Spain, Morocco, Tunisia, Turkey, India and China. The liabilities of VCEAA as of December 21, 2012 also include certain indebtedness of Cimpor and its subsidiaries in an aggregate principal amount of US$ 434.1 million (equivalent to R$901.2 million using the exchange rate applicable as of December 21, 2012) assumed by VCEAA in preparation for the exchange.

The shares of Cimpor transferred for this 100% interest in VCEAA were valued at EUR 759,970 (R$ 2,077,447), based on the value of the 142,492,130 shares of Cimpor exchanged at a price of EUR 5.33 per share, which is the price per share offered in the public tender auction by Camargo Correa of EUR 5.50 less dividends received from Cimpor between June 25, 2012 and December 21, 2012. The parties agreed contractually that the fair value of the business acquired from Cimpor would be determined based on the fair value as determined by two investment banks involved in the transaction and was determined at EUR 817,017 (R$ 2,233,394) The difference between the consideration transferred and the fair value of the businesses acquired as determined by the contractual terms, resulted in an additional cash consideration of EUR 57,048 (R$ 155,946) which was paid in January 2013 to the Camargo Correa group. As such, the total consideration transferred is R$ 2,233,394. There is no contingent consideration as part of the exchange agreement. The acquisition of VCEAA resulted in a business combination that is further disclosed in Note 17.b and the effects of this acquisition in 2012 is disclosed in the notes to the financial statements as “acquisition of VCEAA” or “acquisition of subsidiary”.

As a result of the disposal of our investment in CIMPOR we have recognized a gain in the income statement of R$ 266,774 corresponding to the difference between the fair value of the shares transferred of R$ 2,077,446 and the carrying amount of the investment in Cimpor of R$ 1,810,672. As result of this transaction, we also reversed a deferred tax liability of R$ 391,018 in the income statement (see Note 20 (a)) and we have recognized in the income statement a loss of R$ 170,075 corresponding to the cumulative translation adjustment and the amount of hedge of the net investment in Cimpor previously recognized in equity for which we recognized a deferred tax liability of R$ 89,142.

(b)	Acquisition of interests in Argentina and Uruguay

On December 27, 2012, the Company acquired an interest of 10.61% in Cementos Avellaneda S.A.(“Avellaneda”), in Argentina, from Cementos Molins S.A. The cash consideration for this acquisition is US$ 60 million (R$ 121,909) and was settled on January 18, 2013. There is no contingent consideration as part of the purchase agreement.

On the same date, the Company acquired an interest in Cementos Artigas S.A. (“Artigas”), in Uruguay, from Cementos Molins S.A. The cash consideration for this acquisition is US$ 25 million (R$ 50,795) and was settled on January 18, 2013.There is no contingent consideration as part of the purchase agreement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

We account for our interests in Avellaneda and Artigas as equity investees, as we have a significant influence in these companies through Board representations.

(c)	Other acquisitions and disposals

During the year we have disposed of our 35% equity investment in Yguazú for an amount of R$ 30,535, resulting in a loss of R$ 7,657. In addition we acquired an additional 16,66% interest in Itacamba, an already consolidated subsidiary, bringing our total interest to 66,66%. The consideration paid was USD 500 thousand (R$ 1,022).

(d)	Acquisition of interest in Votoratim Investimentos Latino-Americanos S.A. (“VILA”)

On November 24, 2010, the Company and Bradesplan Participações Ltda. (“Bradesplan”) signed a share purchase agreement whereby Bradesplan transferred to VCSA 54 registered common shares without par value of VILA, representing 6.55% of its voting capital, for a cash consideration of R$ 416,252.

Subsequently, on November 30, 2010 the Company acquired an additional interest in VILA of 8.72%. This additional interest was acquired through issuance of new shares by VILA. The newly issued shares were issued to the Company as settlement for a receivable that the Company had against VILA As result of such transactions the Company obtained a 15.27% interest in VILA.

2	Presentation of Financial Statements

The financial statements for the year ended December 31, 2012 were authorized for issue by management of the Company on February 27, 2013.

2.1	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance and are in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified for financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss (where applicable).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the period from operating, investing and financing activities. Cash and cash equivalents include highly-liquid financial investments.

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

During 2012, 2011 and 2010 the Company had the following significant non-cash transactions relating to investing and financing activities:

•	The disposal of the Company’s equity investment in Cimpor and the related acquisition of its subsidiary VCEAA as described in the Notes 1a (2012).

•	The acquisition of the Company’s equity investments in Artigas and Avellaneda as set out in Note 1b (2012).

•	The acquisition of the additional interest of 8.74% in VILA as described in Note 1d.(2010)

•	The acquisition of a 17.28% interest in Cimpor in exchange for a cement grinding plant and a cement factory (2010).

2.2	Consolidation, proportional consolidation and joint-ventures

The following accounting policies are applied in the preparation of the consolidated financial statements.

(a)	Subsidiaries

Subsidiaries are entities over which the Company has the power to determine the financial and operating policies, generally reflecting a shareholding of more than one half of the voting rights. The existence and effect of possible voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and unconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between VCSA companies are eliminated. Unrealized losses are also eliminated, unless the transaction demonstrates evidence of impairment of the asset transferred. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Company.

(b)	Transactions with entities in which has non-controlling interests

The Company accounts for transactions with entities in which it has non-controlling interests as transactions with equity owners of the Company. For purchases from entities in which it has non-controlling interests, the difference between any consideration paid and the share acquired of the book value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals to entities which has non-controlling interests are also recorded in stockholders’ equity, in “Carrying value adjustments”.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in book value recognized in profit or loss. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly sold the related assets or liabilities, which means that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

(c)	Associated companies

Associated companies are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, with significant influence obtained through either shareholding interest, rights with respect to financial and operating decisions through shareholder agreements or representation on the board or through other factors. Investments in associated companies are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associated companies includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company’s share of its associated companies’ profits or losses is recognized in the statement of income, and its share of stockholders’ equity movements is recognized in its own equity. When the Company’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealized gains on transactions between the Company and its associated companies are eliminated proportionally to the Company’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction demonstrates evidence of an impairment of the asset transferred. Accounting policies of associated companies are changed where necessary to ensure consistency with the policies adopted by the Company.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. One of the factors considered in assessing whether objective evidence of impairment exists is a significant reduction in the quoted market price of listed associates. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement. The recoverable amount is measured as the higher of the value in use and fair value less cost of sale. Value in use is measured based on the share of the Company in the associate discounted cash flows both for listed and non-listed entities. For listed entities, the quoted market price as of the date of the impairment analysis is used to determine the fair value less cost of sale as of such date.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(d)	Companies included in the consolidated financial statements

The main subsidiaries included in the consolidation are as follows:

		% of ownership interest held by the group
	Place of business / country of incorporation	December 31, 2012	December 31, 2011	December 31, 2010
Votorantim Cimentos and subsidiaries
Votorantim Cimentos N/NE S.A.	Brazil	95.25	95.25	95.25
Votorantim Cimentos Americas S.A. (**)	Brazil		95.00	95.00
Interavia Transportes Ltda.	Brazil	100.00	100.00	100.00
Silcar - Empreend. Com Particip. Ltda.	Brazil	100.00	100.00	100.00
A21 Mineração Ltda. (**)	Brazil		85.00	85.00
Pedreira Pedra Negra Ltda.	Brazil	100.00	100.00	100.00
Acariuba Mineração e Participação Ltda.	Brazil	100.00	100.00	100.00
Eromar S.A.	Brazil	100.00	100.00	100.00
Itacamba Cemento S.A.	Brazil	66.67	50.00	50.00
Votorantim Cimentos Chile Ltda.	Brazil	100.00	100.00	100.00
Companhia Cimento Ribeirão Grande (*)	Brazil		100.00	100.00
LuxCem International S.A.	Brazil	100.00	100.00	100.00
Seacrown do Brasil, Com.Import. e Part. S.A.	Brazil	100.00	100.00	100.00
Votorantim Cement North America inc. and subsidiaries
Prairie Material Sales Inc.	Unites States	100.00	100.00	100.00
St. Marys Cement Co. LLC	Canada	100.00	100.00	100.00
St. Barbara Cement, Inc.	Unites States	100.00	100.00	100.00
St. Marys Cement Inc. (Canada)	Canada	100.00	100.00	100.00
St. Marys Cement, Inc. (US)	Unites States	100.00	100.00	100.00
Rosedale Securities Ltd.	Unites States	100.00	100.00	100.00
Votorantim Cement North America inc.	Canada	100.00	100.00	100.00
Suwannee Holdings LLC	Unites States	100.00	100.00	100.00
VCNA Nova Scotia ULC	Unites States	100.00	100.00	100.00
Hutton Transport Limited	Unites States	100.00	100.00	100.00
VCNA Prestige Gunite, Inc.	Unites States	100.00	100.00	100.00
American Gunite Management Co., Inc	Unites States	100.00	100.00	100.00
Sacramento Prestige Gunite, Inc.	Unites States	100.00	100.00	100.00
VCNA Prestige Concrete Products, Inc.	Unites States	100.00	100.00	100.00
VCNA III Nova Scotia ULC	Unites States	100.00	100.00	100.00
VCNA US Materials, Inc.	Unites States	100.00	100.00	100.00
VCNA US Inc.	Unites States	100.00	100.00	100.00
VCNA Prairie inc.	Unites States	100.00	100.00	100.00
Central Ready Mix Concrete, Inc.	Unites States	100.00	100.00	100.00
VCNA Prairie Aggregate Holdings Illinois, Inc.	Unites States	100.00	100.00	100.00
St Marys VCNA, LLC	Canada	100.00	100.00	100.00
Votorantim Cimentos EAA Inversiones S.L and subsidiaries
Votorantim Europe S.L.U.	Spain	100.00
Societe Les Ciments de Jbel Oust - CJO	Tunisia	99.99
Shree Digvijay Cement Company Limited	India	73.63
Cimpor Macau – Investment Company, S.A.	China	50.00
Cimpor Yibitas Çimento Sanayi ve Ticaret A.S.	Turkey	99.76
Yibitas Yozgat Isci Birligi Insaat Malzemeleri Ticaret ve Sanayi A.S.	Turkey	82.96
Asment De Temara, S.A.	Morocco	62.62
Cementos Otorongo, S.A.C	Peru	99.99
Cementos Cosmos S.A.	Spain	99.77
Cimpor Canarias, S.L.	Spain	100.00
Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.	Spain	100.00

(*)	Merged into the Company in 2011
(**)	Merged into the Company in 2012
(***)	The entities were merged into the Company in 2012. The non-controlling interests were all held by entities under common control. The transactions were entered into at the book value of the non-controlling interest and the acquisition was made through non-cash transactions

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(e)	Joint ventures

The Company’s interests in jointly controlled entities are accounted for by proportionate consolidation. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements.

The Company has a 50% interest in the following entities as of December 31, 2012: (Sumter Cement LLC, Trinity Materials LLC, Suwannee American Cement LLC, Great Lakes Slag Inc, Bot-Duff Resources Inc. and Superior Buidling Materials LLC), all incorporated in the United States of America.

The following amounts represent the group’s 50% share of the assets and liabilities, revenues and profit (loss) of the joint venture.

	Proportional Consolidation 12/31/2012
	Sumter Cement Co., LLC	Trinity Materials LLC	Suwannee American Cement, LLC	Great Lakes Slag Inc.	Bot-Duff Resources Inc.	Superior Building Materials, LLC
Ownership percentage	50%	50%	50%	50%	50%	50%
Current assets	41	119	22,058	4,937	192	14,891
Non-current assets	37,451	6,137	91,120	15,381	280	22,795
Current liabilities		2	8,458	2,771	427	18,457
Non-current liabilities	23,022		6,470			74
Revenues			27,839			62,986
Expenses	494	1,930	36,052	510	12	69,111
Profit (loss) after income tax	(494)	(1,930)	(8,214)	(510)	(12)	(6,125)

	12/31/2011
	Sumter Cement Co., LLC	Trinity Materials LLC	Suwannee American Cement, LLC	Great Lakes Slag Inc.	Bot-Duff Resources Inc.	Superior Building Materials, LLC
Ownership percentage	50%	50%	50%	50%	50%	50%
Current assets	20	194	21,684	4,814	423	18,890
Non-current assets	37,649	8,033	100,583	17,656	268	24,307
Current liabilities		12	9,946	3,388	1,140	22,867
Non-current liabilities	22,754		2,697	157		74
Revenues			23,277			57,607
Expenses	284	68	36,606	461	(121)	62,887
Profit (loss) after income tax	(284)	(68)	(13,329)	(461)	121	(5,280)

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.3	Foreign currency translation

(a)	Functional and presentation currency

After an analysis of the Company’s operations and business, management concluded that the Brazilian Real (“R$”) is the Company’s functional and presentation currency. This conclusion is based on the analysis of the following indicators:

•	Currency that more significantly affects the prices of products and services;

•	Currency of the country whose competitive forces and regulations have a significant effect in the determination of the sales price of its products and services;

•	Currency that affects more significantly labor, materials and other costs related to the supply of products and services;

•	Currency in which financial resources are mainly obtained; and

•	Currency in which amounts generated by the operating activities are normally held.

The functional currencies of the operations of VCNA, the Company’s main subsidiary abroad, are the Canadian dollar and the United States dollar. The functional currency of our recently acquired subsidiary VCEAA (Note 1a) is the euro.

(b)	Transactions and balances

Foreign currency transactions are translated into Reais using the exchange rates prevailing at the dates of the transactions or the dates of valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when deferred in stockholders’ equity as qualifying net investment hedges.

(c)	Subsidiaries and joint ventures with a different functional currency

The results and financial position of all the Company’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized as a separate component of stockholders’ equity, in the account “Other comprehensive income”.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other foreign currency instruments designated as hedges of such investments, are recorded in stockholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in stockholders’ equity are recognized in the statement of income as part of the gain or loss on sale.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

2.4	Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and highly liquid short-term investments (investments with a original maturity date below 90 days), which are readily convertible into a known amount of cash and subject to immaterial risk of change in value, as well as overdraft accounts. Financial investments considered as cash and cash equivalents are measured at amortized cost, which is equivalent to the fair value since the transactions are carried out at floating rates. Overdraft accounts are presented as “Loans and financing”, in current liabilities, when applicable.

2.5	Financial assets

2.5.1	Classification

The Company and its subsidiaries classify their financial assets according to the following categories: at fair value through profit or loss (held for trading) and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss trading are characterized by active and frequent trading in the financial markets. These assets are measured at their fair value, and any changes in fair value are recognized in the statement of income under “Net financial results”. Assets in this category are classified as current assets.

Financial assets held for trading are classified in this category as well as derivatives, unless they have been designated as hedge instruments.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recorded on the effective interest method, which represents the rate established in contract and adjusted by the respective costs of each transaction. The Company’s loans and receivables comprise mainly “cash and cash equivalents and trade accounts receivable”.

2.5.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, when existing, are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are no longer recognized when the rights to receive cash flows from the investments have expired or have been transferred, but only if the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at their fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Gains or losses arising from changes in the fair value of the financial assets held for trading are presented in the statement of income under “Net financial results” in the year they occur.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques, which use recent third party transactions, references to other substantially similar instruments, discounted cash flow analysis and option pricing models.

2.5.3	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.5.4	Impairment of financial assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and if that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Company, for economic or legal reasons relating to the debtor’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•	The probability that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, even though the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio; and

(ii)	national or local economic conditions that indicate defaults on the assets in the portfolio.

The amount of any impairment loss is measured as the difference between the asset’s book value and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of income.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recorded in the statement of income.

2.6	Derivative financial instruments and hedging activities

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Company designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of the various derivative instruments entered into are disclosed in Note 7. The full fair value of a derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(a)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘other operating income (expenses) – net’.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within ‘finance income/cost’.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other operating income (expenses) net’.

(b)	Hedge of a net investment

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

For additional details regarding the Company´s hedging strategies see Note 7.

2.7	Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales and services made in the normal course of the Company’s business. If receipt is expected in one year or less, the accounts receivable are classified as current assets. If not, they are included in non-current assets.

Trade accounts receivable are initially recognized at their fair value and, subsequently, measured at their amortized cost using the effective interest method, less an allowance for doubtful debts. Trade accounts receivable from export sales are presented at the foreign exchange rates prevailing on the reporting date.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished products and work in process comprises raw materials, direct labor, other direct costs and related general production overheads (based on normal operating capacity). The net realizable value is the estimated sales price in the normal course of business, less estimated conclusion costs and estimated selling expenses. Imports in transit are stated at the accumulated cost of each import.

2.9	Current and deferred income tax and social contribution

The income tax and social contribution expenses for the period comprise current and deferred taxes. Taxes on income are recognized in the statement of income, except when related to items recognized directly in stockholders’ equity. In this case, the taxes are also recognized in stockholders’ equity or in comprehensive income.

The current and deferred income tax and social contribution are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation; and it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.10	Property, plant and equipment

Property, plant and equipment are stated at their historical cost of acquisition or construction less depreciation. Historical cost also includes financial expenses related to the acquisition/construction of qualifying assets.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Subsequent costs are included in the asset’s book value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The book value of the replaced part is derecognized.

Repairs and maintenance costs are allocated to the results of operations as incurred. The cost of major renovations is included in the book value of the asset when it is probable that the Company will realize future economic benefits in excess of the original benchmark performance specifications of the existing asset. Renovations are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

- Buildings	36-59 years
- Machinery	16-20 years
- Vehicles	3-5 years
- Furniture, fixtures and equipment	10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s book value is written down immediately to its recoverable amount when the asset’s book value is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized within “Other operating income, net” in the statement of income.

2.11	Leases

Leases in which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company substantially has the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term liabilities. The interest element of the finance cost is charged to the statement of income over the lease period so as to generate a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.12	Intangible assets

(a)	Goodwill

Goodwill represents the positive difference between the amount paid or payable and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill on acquisitions of subsidiaries is recorded as intangible assets in the consolidated financial statements and as investments in the parent company. If the acquirer determines negative goodwill, the amount is recorded as a gain in the statement of income at the acquisition date. Goodwill is tested on an annual basis to identify probable losses from impairment and recorded at cost less accumulated impairment losses, which are not reversed. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to Cash-Generating Units (CGU) for the purpose of impairment testing. The allocation is made to the CGU or to groups of CGU which benefited from the business combination originating the goodwill.

(b)	Exploration rights over mineral resources

When the economic feasibility of the mineral reserves is proven, the consideration paid to acquire the mining exploration rights are capitalized under “Property plant and equipment - assets under construction”, together with the costs capitalized in relation to the construction of the plant that is going to be operated at the mine´s location. When the mine becomes operational the cumulative costs capitalized in relation to exploration rights are reclassified from property plants and equipment to intangible assets and subsequently amortized or included in cost of production. The capitalized construction costs relating to the plant are reclassified to “Equipment and facilities” under the Property, plant and equipment line item.

The costs of mining rights are capitalized and amortized using the straight-line method over their useful lives or, when applicable, based on the depletion of mines.

Once the mine is operational, these expenses are amortized and included in cost of production.

Depletion of mineral resources is calculated based on extraction, taking into consideration the estimated productive lives of the reserves.

(c)	Use of public asset

Use of public asset corresponds to the rights granted by the government to use hydraulic energy potential in a specific area of the Paraguaçu river in exchange for the payment in cash of an annual charge by the Company (onerous authorization under the legal form of an agreement for the Use of Public Asset (“UBP”). The amount is recognized once the operating license is obtained. The amount is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future payment cash flows).

The amortization of the intangible asset is calculated on a straight-line basis over the period of the authorization to use the public asset. The financial liability is updated by the effective interest method and reduced by the payments contracted.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(d)	Contractual customer relationships and non-competition agreements

Contractual customer relationships and non-competition agreements acquired as a result of a business combination are recognized at fair value at the acquisition date. The contractual customer relationships and non-competition agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over estimated useful lives as follows:

-	Customer relationships	15 years
-	Non-competition agreements	5 years

2.13	Business combinations

The Company uses the purchase method to account for transactions classified as business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of assets or liabilities resulting from a contingent consideration arrangement, when applicable. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. In each acquisition, the Company recognizes any non-controlling interest in the acquiree either at fair value or based upon the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The accounting for non-controlling interests to be recognized is determined for each acquisition.

The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. For acquisitions in which the Company attributes fair value to non-controlling interests, the determination of goodwill also includes the value of any non-controlling interest in the acquiree, and goodwill is determined considering the Company’s non-controlling interests. When the consideration transferred is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Goodwill is presented under intangible assets in the consolidated financial statements. It is not amortized but is subject to annual impairment testing, as described below.

2.14	Impairment of non-financial assets

Non-financial assets with indefinite useful lives, such as goodwill, are not subject to amortization and are tested for impairment annually. Assets that are subject to depreciation/amortization are reviewed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment loss is recognized for the amount by which the asset’s book value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less any selling costs and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units - CGUs). Non-financial assets other than goodwill that suffered impairment are subsequently reviewed for possible reversal of the impairment at each reporting date.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.15	Assets or disposal groups held for sale

Assets (or disposal groups) are classified as business held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.16	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.17	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the loans using the effective interest method.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer repayment of the liability for at least 12 months after the reporting date.

2.18	Provisions

Provisions for restructuring costs and legal claims are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required for their settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any single item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

2.19	Asset Retirement Obligation

Expenditures related to mine decommissioning are recorded as asset retirement obligations. Obligations consist mainly of costs associated with termination of activities. The asset decommissioning cost equivalent to the present value of the obligation (liability) is capitalized as part of the book value of the asset which is depreciated over its useful life. These liabilities are recorded in provisions.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.20	Employee benefits

(a)	Pension obligations

The Company, through its subsidiaries, participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

In Brazil, the Company sponsors a defined contribution plan. A defined contribution plan is a pension plan made up of contributions from participants and sponsors, which accumulate reserves in an individual account on behalf of the participant, and under which the Company has no legal or other obligations to make additional contributions should the fund not have sufficient assets to honor the benefits related to employee service in the current or prior periods. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Regular contributions are recognized as operating expenses.

For its North-American subsidiaries, the Company sponsors a defined benefit plan, which is different from a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon their retirement, usually dependent on one or more factors such as age, years of service and salary.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are recognized in “Other comprehensive income”.

Past-service costs are recognized immediately in profit or loss, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(b)	Health care (post-retirement)

The Company, through its subsidiaries, offer post-retirement health care benefits to its employees. The health care benefit for retired employees was offered by the Company under a policy which has been discontinued. This policy established a lifetime benefits concession to a specified group of employees. This benefit is closed to new participants and there are no active employees who can opt in.

The liability related to the health care plan for retired employees is stated at the present value of the obligation, less the market value of the plan assets, adjusted by actuarial gains and losses and past-services costs, similar to the accounting methodology used for defined benefit pension plans. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow. Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are fully recognized in “Other comprehensive income”.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Profit sharing
Provisions are recorded to recognize the expenses related to employee profit sharing. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded as “Employee benefits”, in the statement of income.

2.21	Capital

Common shares are classified as stockholders’ equity.

Incremental costs directly attributable to the issue of new shares or options are shown in stockholders’ equity as a deduction, net of tax, from the proceeds.

Where the Company purchases its own stock (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders’ equity attributable to the Company’s stockholders until the shares are retired or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax and social contribution effects, is included in capital attributable to the Company’s stockholders.

2.22	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the consolidated companies.

The Company recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) specific criteria have been met for each of the Company’s activities as described below. Revenue will not be deemed as reliably measured if all sale conditions are not resolved. The Company bases its estimates on historical data, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue recognition is based on the following principles:

(i)	Sales of products: Sales are mainly made for payment in up to 30 days. These sales are normally recognized when the products are delivered to the carrier and the ownership and risks with respect thereto are transferred to the customer.

(ii)	Sales of services: the Company renders concrete pouring, co-processing and cargo transportation services. These services are based on time and materials or as a fixed-price contract, and the terms generally vary up to three years. Revenue for services is recognized when services are provided.

If circumstances arise that may change the original estimates of revenues, costs or percentage of completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the statement of income in the period in which the circumstances that give rise to the revision become known to management.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.23	Dividend

A dividend distribution to the Company’s stockholders is recognized as a liability in the financial statements at year-end based on the minimum mandatory dividend established in the Company bylaws. Any dividend that exceeds the minimum mandatory dividend is only recognized only upon its approval by the stockholders at the Annual General Meeting.

The minimum dividends, established by the Company’s bylaws, are 25%.

2.24	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of the Company by the weighted average number of common shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

The Company does not have instruments or arrangements that could have a dilutive effect on the basic earnings per share calculation.

2.25	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all related conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.26	Interest on stockholders equity

Interest on stockholders equity is subject to a withholding income tax rate of 15%, except for stockholders equity that are declared immune or exempt from such taxes, pursuant to Law 9,249/95 and based on the Long-term Interest Rate (TJLP). Interest on stockholders equity is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on stockholders equity is recognized in profit or loss. For accounting purposes, stockholders equity is reduced in a manner similar to a dividend.

2.27	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

3	New Standards, Amendments and Interpretations to Standards that Are not Yet Effective

The following new standards, amendments and interpretations to existing standards were issued by IASB but are not effective for 2012. The early adoption of these standards, even though encouraged by IASB, has not been implemented in Brazil by the Brazilian Accounting Pronouncements Committee (CPC).

•

IFRS 9, “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The Company has not yet assessed IFRS 9’s full impact. This standard is applicable as from January 1, 2015.

•

IFRS 10, “Consolidated financial statements”, included as an amendment to CPC 36(R3), “Consolidated financial statements”. This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard provides additional guidance to assist in the determination of control and is applicable as from January 1, 2013. The Company expects that its adoption will not generate significant impacts on its financial statements.

•

IFRS 11, “Joint arrangements” was issued in May 2011 and included as an amendment to CPC 19(R2), “Joint ventures”. This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: (i) joint operations - arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses; and (ii) joint ventures - arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. The proportional consolidation method will no longer be permitted in joint ventures. This standard is applicable as from January 1, 2013, and its adoption will have an immaterial impact on the Company, since the Company has certain investments in joint ventures in North America to the extent, as disclosed in Note 2.2e. These joint ventures are currently proportionally consolidated and will, as of the effective date for this standard, be accounted for using the equity method.

•

IFRS 12, “Disclosures of interests in other entities”, considered in a new pronouncement CPC 45 - “Disclosures of interests in other entities”. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associated companies, special purpose vehicles and other off balance sheet vehicles. This standard is applicable as from January 1, 2013, and the implementation this standard will have a limited impact on the Company’s disclosures.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

•

IFRS 13, “Fair value measurement” was issued in May 2011 and disclosed in a new pronouncement CPC 46, “Fair value measurement”. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS standards. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or US GAAP. This standard is applicable as from January 1, 2013, and the implementation of this standard will have a limited impact on the Company’s disclosures.

•

IAS19, ‘Employee benefits’, was amended in June 2011. The impact on the Company will be as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The Company’s current accounting policy choice is to recognize actuarial gains and losses in other comprehensive income and therefore the Company does not expect any significant impact in the Company’s financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company’s financial statements.

4	Critical Accounting Estimates and Judgments

Based on assumptions, the Company makes estimates concerning future events. The resulting accounting estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom match the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the book values of assets and liabilities within the next financial year are addressed below.

(a)	Impairment of goodwill and investments

The Company has a total of R$2,930,527 recognized as goodwill on its balance sheet as of December 31, 2012 (December 31, 2011 - R$2,009,307).

The Company tests annually whether goodwill has suffered any impairment, in accordance with its accounting policy (Note 2.14). The recoverable amounts of a cash-generating unit (CGU) or group of CGU’s have been determined based on value-in-use calculations. These calculations require the use of estimates.

For the recoverable amount of its investments in associates, the Company applies a similar procedure to impairment testing of goodwill. During 2011, this resulted in an impairment loss of R$ 522,377 for the investee Cimpor and an impairment loss of R$ 64,161 with respect to its investment in the associate Cementos Bio Bio S.A.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 7).

(c)	Provisions and contingent liabilities

The Company is party to labor, civil and tax proceedings, which are pending at different court levels. The provisions for contingencies against potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the opinions of external legal counsel, and require a high level of judgment regarding on the matters involved (Note 21).

(d)	Business combinations

In a business combination, the identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the business or at the relevant portion of fair value of the company’s net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subject to recoverability analysis, including estimates of future cash flows, fair value, credit risk and others, and could be significantly different from actual results.

For additional information we refer to Note 17d.

(e)	Income tax, social contribution and other taxes

The Company is subject to income taxes in all countries in which it operates. Significant judgment is required in calculating the Company’s worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes may be due. Where the final tax outcome of these issues is different from the amounts that were initially recorded, such differences impact the current and deferred income tax assets and liabilities in the period in which the determination is made.

For additional information we refer to Note 20.

(f)	Employee benefits

The present value of the health care plan obligations depends on a number of factors that are determined on an actuarial basis using various assumptions. The assumptions used in determining the net expense (income) for actuarial obligations include the discount rate.

At the end of each year, the Company determines the appropriate discount rate, which is the interest rate that should be used to determine the present value of estimated future cash outflows required to settle the pension obligations.

Any changes in the assumptions used to calculate these obligations would impact the recorded fair value at the balance sheet date.

For additional information we refer to Note 28.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(g)	Revenue recognition and accounts receivable

The Company recognizes revenue and associated cost of sales at the time products are delivered to customers or when title and associated risks pass to customers. Revenue is recorded net of taxes, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount considered sufficient to cover any probable losses on realization of trade accounts receivable and is included in selling expenses. The Company’s accounting policy for establishing the allowance for doubtful accounts requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(h)	Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The Company adjusts the net book value of its underlying assets if the sum of the expected future cash flows is less than the book value.

(i)	Use of public assets

The amount is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future payment cash flows).

The amortization of the intangible asset is calculated on a straight-line basis over the period of the authorization to use the public asset. The financial liability is updated by the effective interest method and adjusted for the contractual payments.

5	Financial Risk Management

5.1	Financial risk factors

The Company’s activities expose it to a number of financial risks: (a) market risk (currency risk and interest rate risk); (b) credit risk and (c) liquidity risk.

The Company’s sales are predominantly denominated in Reais; certain costs and investments in assets are denominated in foreign currency.

The Company has loans linked to indices and denominated in foreign currencies, which may impact its cash flows.

In order to mitigate the adverse effects of each market risk factor, the Company adopted the Parent Company’s Market Risk Management Policy, which is also followed by its subsidiaries, with the purpose of establishing the governance and the macro-guidelines of the market risk management process, as well as the metrics for their measurement and monitoring. This policy is complemented by other policies that establish guidelines and rules for: (i) Foreign Exchange Exposure Management; (ii) Interest Rate Exposure Management; (iii) Commodity Price Exposure Management; (iv) Issuers and Counterparties Risk Management and (v) Financial Indebtedness and Liquidity Management.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(a)	Market risk

(i)	Foreign exchange risk

Foreign exchange risk is managed using the Parent Company’s Foreign Exchange Exposure Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and avoid currency mismatches.

The proposals for entering into hedge transactions are prepared by management and are based on the Company’s projected foreign exchange exposure through the end of the year subsequent to the date on which the analysis is made.

Additionally, during the preparation of the annual budget, hedging strategies may be designed to mitigate risks to the Company’s cash flows.

The Brazilian Real (R$ or Reais) is the functional currency of the Company and all of its subsidiaries in Brazil, and all market risk management process efforts are designed to mitigate risks to the cash flow in this currency, to maintain the Company’s ability to honour its financial obligations, and to achieve the liquidity and indebtedness target levels defined by management.

The Company has certain investments in foreign operations, which net assets expose the Company to foreign exchange risk. The foreign exchange exposure arising from investments in foreign operations is partially hedged by loans in the same currency as the functional currency of the investees which are designated in some cases as hedge of net investment for accounting purposes. Presented below are the asset and liabilities in foreign currencies (Euro, US dollar, Canadian dollar, Moroccan dirham, Turkish lira and Chinese rimimbi) at the end of the reporting period:

	12/31/2012	12/31/2011
Assets denominated in foreign currency
Cash and cash equivalents	957,720	196,083
Financial assets - held for trading	70,217
Trade accounts receivable	684,358	290,701
Assets of disposal groups classified as held for sale	701,214

	2,413,509	486,784

Liabilities denominated in foreign currency
Loans and financing	6,519,029	4,216,192
Suppliers	403,810	259,570
Accounts payable - Trading	53,784	36,826
Liabilities of disposal groups classified as held for sale	274,104

	7,250,727	4,512,588

Net liability exposure	4,837,218	4,025,804

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(ii)	Cash flow or fair value risk associated with interest rate

The Company’s interest rate risk arises mainly from long-term loans. Loans issued at variable rates expose the Company to cash flow interest rate risk. Loans issued at fixed rates expose the Company to fair value risk associated with interest rate.

The Interest Rate Exposure Management Policy establishes guidelines and rules to hedge against fluctuations in interest rates that impact the cash flow of the Company and its subsidiaries. Exposures to each interest rate (mainly CDI, LIBOR and TJLP) are projected until the maturity of the assets and liabilities exposed to such indices.

(b)	Credit risk

Derivative financial instruments, time deposits, and Bank Deposit Certificates (CDB) create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, an assessment by two of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is “A+” (local rating scale) or “BBB-” (international rating scale), or equivalent (Note 8). The ratings disclosed in the note are always the most conservative of the aforementioned rating agencies. For countries where issuers do not meet the minimum rating previously described, the criteria that management includes: global positioning of banks, relationship with the Company, and local presence.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the particular customers, mainly taking into account the history of the relationship and financial indicators defining individual credit limits, which the Company continuously monitors.

The allowance for doubtful accounts is recorded at an amount sufficient to cover probable losses on the collection of trade accounts receivable and is charged to “Selling expenses”.

(c)	Liquidity risk

This risk is managed by means of the Parent Company’s Liquidity and Financial Indebtedness Management Policy, aimed at ensuring sufficient net funds to meet the financial commitments with no additional cost.

The main liquidity measurement and monitoring instrument is the cash flow projection, observing a minimum projection period of 12 months from the benchmark date.

The liquidity and indebtedness management adopts comparable metrics provided by global risk rating agencies for credit risk BBB stable or equivalent.

The table below analyzes the Company’s main financial liabilities by maturity, corresponding to the remaining period in the balance sheet up to the contractual maturity date. The amounts represent undiscounted contractual cash flows.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years
At December 31, 2012
Loans and financing	1,207,153	2,052,786	5,385,678	6,566,987	5,990,466
Suppliers	856,226
Dividends payable	439,122
Use of Public Asset	23,511	25,126	85,064	180,553	947,465
Account Payable for aquisition of invetees	328,452
Related parties	35,222	112,154	105,762	514,462
Account payable	105,315
Accounts payable - Trading	53,784

	3,048,785	2,190,066	5,576,504	7,262,002	6,937,931

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years
At December 31, 2011
Loans and financing	883,182	885,979	3,080,131	6,805,127	3,400,213
Suppliers	662,532
Dividends payable	274,031
Use of Public Asset	22,005	23,511	80,123	134,920	1,023,165
Related parties	32,420	382,733	97,083	504,575
Accounts payable - Trading	36,826
Account payable	57,993

	1,968,989	1,292,223	3,257,337	7,444,622	4,423,378

As the amounts included in the table are undiscounted contractual future cash flows, these amounts may not reconcile to the amounts disclosed in the balance sheet for loans, derivative financial instruments and suppliers.

5.2	Capital management

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns to its stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the stockholders when their approval is required, adjustments to the amount of dividends paid to stockholders, return capital to stockholders or, also, issue new shares or sell assets to reduce debt, for example.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio, which corresponds to net debt divided by Adjusted EBITDA. Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents, financial investments and derivative financial instruments. Adjusted EBITDA is calculated based on the sum of operating profit, depreciation, amortization, depletion, dividends received, any other non-cash items included in operating profit and items assessed by the Company’s management as exceptional. Adjusted EBITDA reconciles to our net income since Adjusted EBITDA can also be defined as net income plus/less financial income (expenses), net plus income tax and social contribution plus depreciation or amortization and depletion less equity in results of investees, plus dividends received, and exceptional non-cash items.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Included in exceptional items are items that are unusual or infrequent. These items are generally related to our equity investments and associates, such as gains/losses on acquisitions, disposals or exchange of assets and/or impairment related items.

The gearing ratios at December 31, 2012 and 2011 may be summarized as follows:

	Note	12/31/2012	12/31/2011
Loans and financing	18	12,792,987	8,056,712
Cash and cash equivalents	9	(969,546)	(225,130)
Derivatives		(9,081)	(1,405)
Financial assets - held for trading	10	(2,032,431)	(1,450,510)

Net debt (A)		9,781,929	6,379,667

Adjusted EBITDA

	Note		12/31/2012	12/31/2011	12/31/2010
Reconciliation of net income to Adjusted EBITDA
Net income			1,640,483	854,792	2,680,424
Plus (less):
Financial income (expenses), net			935,264	772,414	390,712
Income tax and social contribution			(142,250)	277,135	1,126,821
Depreciation, amortization and depletion			558,279	441,055	420,322
Equity in the results of investees			144,614	(311,753)	(191,985)

EBITDA			3,136,390	2,033,643	4,426,294

Adjusted EBITDA
Dividends received			193,377	156,590	51,895
Exceptional items
Impairment of investiments	15	(d)		586,538
Loss on disposal of equity investments	1	(c)	7,657
Gain on transfer of assets - Cimpor	1	(a)			(1,672,429)
Gain on disposal of equity investments	1	(a)	(266,774)

Adjusted EBITDA			3,070,650	2,776,771	2,805,760

Gearing ratio			3.19	2.30

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

5.3	Fair value estimates

The carrying amounts of trade accounts receivable, less allowance for doubtful accounts, and of trade accounts payable, approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate.

The main financial instruments and the assumptions made by the Company for their valuation are described below:

Cash and cash equivalents, financial investments, trade accounts receivable and other current assets - considering their nature and terms, the amounts recorded approximate their realizable values.

Loans and financing - these instruments bear interest at usual market interest rates. Market value was based on the present value of expected future cash disbursement, based on interest rates payable for issuance of debts with similar maturities and terms the Company adopted for financial instruments that are measured on the balance sheet at fair value.

The fair value of these liabilities is R$ 818,493 which was below their book value as at December 31, 2012 (2011 – R$ 84,342) (Note 18g).

The Company disclosed fair value measurements by level based on the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

At December 31, 2012 e 2011, the financial instruments measured at fair value were classified at Level 2 of the fair value hierarchy, except for the “cash and cash equivalents” balances, as detailed in Note 9, which are classified as Level 1.

5.4	Sensitivity analysis

The sensitivity analysis presented below for the open positions on financial instruments is based on the appreciation / depreciation of the major risks on these scenarios. Risk factors for the probable scenario for foreign exchange risk represent the percentage of depreciation of the currency

•	Scenario I: based on interest curves and quotations that correspond to a scenario of likely occurrence in the view of our management.

•	Scenario II: considers a change of + or - 25% in the interest curves and the market quotations of December 31, 2012, used for the pricing of financial instruments.

•	Scenario III: considers a change of + or - 50% in the interest curves and the market quotations of December 31, 2012, used for the pricing of financial instruments.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Impacts on P&L						Impacts on equity
	Scenario I		Scenarios II & III				Scenario I	Scenarios II & III
Risk factor	Risk factor	Probable	-25%	-50%	25%	50%	Probable	-25%	-50%	25%	50%
Foreign exchange
USD	3.00%	(106,152)	986,365	1,972,731	(986,365)	(1,972,731)	(10,555)	100,559	200,118	(100,559)	(200,118)
EUR	1.00%	(839)	26,371	52,741	(26,371)	(52,741)	(9,933)	303,041	607,082	(303,041)	(607,082)
Interest rates
BRL - CDI	0 bps		65,369	130,262	(65,369)	(130,262)
USD Libor	12 bps	(1,769)	1,105	2,211	(1,105)	(2,211)

With respect to changes in the foreign exchange rate, the impact on the income statement is different from equity as a result from the effects of hedge accounting (Note 7c)

6	Financial Instruments by Category

	Note	Loans and receivables	Assets held for trading	Total
December 31, 2012
Assets as per balance sheet
Trade accounts receivable	11	910,690		910,690
Financial assets - held for trading	10		2,032,431	2,032,431
Derivatives			9,081	9,081
Cash and cash equivalents	9	969,546		969,546
Dividends receivable	14	512		512
Related parties	14	16,418		16,418

		1,897,166	2,041,512	3,938,678

	Note	Other financial liabilities
December 31, 2012
Liabilities as per balance sheet
Loans and financing	18	12,792,987
Suppliers		856,226
Accounts payable - Trading	22	53,784
Dividends payable	14	439,122
Use of Public Asset		405,146
Accounts payable		105,315
Accounts Payable for the aquisitions of investees		328,452
Related parties	14	486,597

		15,467,629

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Note	Loans and receivables	Assets held for trading	Total
December 31, 2011
Assets as per balance sheet
Trade accounts receivable	11	786,077		786,077
Financial assets - held for trading	10		1,450,510	1,450,510
Derivatives			1,405	1,405
Cash and cash equivalents	9	225,130		225,130
Dividends receivable	14	7,552		7,552
Related parties	14	52,764		52,764

		1,071,523	1,451,915	2,523,438

	Note	Other financial liabilities
December 31, 2011
Liabilities as per balance sheet
Loans and financing	18	8,056,712
Suppliers		662,532
Accounts payable - Trading	22	36,826
Dividends payable		274,031
Use of Public Asset		374,185
Accounts payable		57,993
Related parties	14	726,093

		10,188,372

7	Derivative Financial Instruments

The Company enters into interest rate derivatives to mitigate its exposure to volatility of future cash flows relating to LIBOR rates payable on certain of its long term debt. These interest rate derivatives utilized in these hedge strategies have, in some cases been designated as a cash flow hedges for accounting purposes. Below we give an overview of our derivative financial instruments.

(a)	Cash flow hedge

Interest rate swaps

During 2010, the Company’s subsidiary VCNA entered into swap agreements, with an initial principal amount of US$ 200 million, for which VCNA contracted to receive three months LIBOR on a quarterly basis and pay a fixed interest rate quarterly thorough October 31, 2014 (the “interest rate swaps”). The fair value of the interest rate swaps at December 31, 2012 was US$ 2 million positive (US$ 1.3 million in 2011), and the cumulative fair value movement of the interest rate swaps was recognized through other comprehensive income. This hedge relationship was determined to be highly effective during the periods presented.

The notional amount of the outstanding interest rate swaps at December 31, 2012 was US$ 179 million (2011 – US$ 192.5 million).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Basis swaps

During 2011, the Company’s subsidiary VCNA entered into basis swap contracts, with an initial principal amount of US$ 192.5 million, for which VCNA receives one month LIBOR + approximately 13 basis points on a monthly basis and pays three months LIBOR quarterly through December 31, 2013 (the “basis swaps”). The basis swaps are used together with the interest rate swaps described above as hedging instruments to hedge the variability of the cash flows attributable to interest rate changes of the hedged object (i.e. US$ denominated loan). The fair value of the basic swaps at December 31, 2012 was US$ 68 thousand (2011- US$ 0) and the cumulative fair value movement of the basis swaps was recognized in other comprehensive income.

The company also entered into basis swap agreements with a nominal initial amount of US$ 116.4 million in which VCNA receives one month LIBOR + 13 basis points on a monthly basis and pays three month LIBOR quarterly until December 31, 2013. The notional amount at December 31, 2012 was US$ 44.7 million. The fair value of this swap at December 31, 2012 is US$ 49 thousand positive and was recorded in the statement of income as they were not designated for hedge accounting.

The notional amounts of the outstanding basic interest rate swaps at December 31, 2012 were US$ 309.9 million.

(b)	Hedge of net investment

The Company designated a portion of its indebtedness denominated in euros in an aggregate amount equal to R$ 2,092,875 (2011 – R$ 1,890,100) as the hedging instrument with respect to its investment in CIMPOR in a hedge of net investment strategy.

As described in Note 1a we have disposed of our equity investment in Cimpor which was designated in a hedge of a net investment relationship. On disposal of our investment we recycled an amount of R$238,038 from cumulative other comprehensive income to the income statement. Subsequently, we designated the net investment in our subsidiary VCEAA, domiciled in Spain, into a new hedge relationship with the same amount of the euro-denominated debt. The amount of foreign exchange on the debt recognized in other comprehensive income during the period of the newly designated hedge relationship was R$ 24,388.

Some of the group’s US dollar-denominated borrowings amounting to US$ 223 million are designated as a hedge of the net investment in the group’s US subsidiary. The foreign exchange gain on the translation of the debt recognized in other comprehensive income was US$ 5.1 million (R$ 9,989) (2011: loss of US$ 7.7 million, R$ 12,858) The hedging relationship was formally documented and qualified for hedge accounting in May 2011, therefore the foreign exchange before such date was recognized in income.

The exchange gains and losses of other USD denominated borrowings, not incorporated in this hedge relationship, continue to be recognized in the income statement.

(c)	Instruments to hedge Real-denominated debts

During January, 2012 the Company contracted a series of interest rate swaps, with a nominal value of R$ 500,000, to convert its fixed rate real-denominated debt into a CDI floating rate. Changes in fair value of these instruments are recognized in the income statement under financial income, (expenses), net. The Company has not applied hedge accounting for these derivative financial instruments and asat December 31, 2012, the fair value of these financial derivatives was R$ 4,666.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

8	Credit Quality of Financial Assets

The following table reflects the credit quality of issuers and counterparties in transactions involving financial assets. The “Rating Local” corresponds to ratings under the local rating scales used by rating agencies, while “Rating Global” corresponds to ratings issued by those rating agencies under their global scales.

	12/31/2012			12/31/2011
	Rating Local	Rating Global	Total	Rating Local	Rating Global	Total
Cash and cash equivalents
AAA	10,522		10,522	5,053		5,053
AA+	7		7	1		1
AA	139		139
AA-	9		9	90	868	958
A+		733,513	733,513	5,324	97,459	102,783
A		13,865	13,865	1	55,186	55,187
A-		5,724	5,724
BBB		96,541	96,541
BBB+	14	12,799	12,813	4	42,570	42,574
BBB-		25,241	25,241
BB			—	2,025		2,025
BB-		1,974	1,974
B		24,989	24,989	16,549		16,549
Without rating	1,135	43,074	44,209

	11,826	957,720	969,546	29,047	196,083	225,130

Financial assets held for trading
AAA	1,354,269	366	1,354,635	726,018		726,018
AA+	461,782		461,782	650,287		650,287
AA	57,775	14,805	72,580	58,840		58,840
A		70,217	70,217	14,653		14,653
A-	676		676	712		712
Without rating	72,541		72,541

	1,947,043	85,388	2,032,431	1,450,510		1,450,510

	1,958,869	1,043,108	3,001,977	1,479,557	196,083	1,675,640

9	Cash and Cash Equivalents

	12/31/2012	12/31/2011
Cash and banks - local currency	10,648	26,509
Cash and banks - foreign currency	957,720	196,083
Bank Deposit Certificate (CDB)	626	925
Others	552	1,613

	969,546	225,130

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

10	Financial Assets Held for Trading

	12/31/2012	12/31/2011
Financial assets - held for trading Shares of investment fund DI	1,944,901	1,435,579
Financial assets - foreign currency	70,217
Bank Deposit Certificates (CDB)	16,369	14,653
Others	944	278

	2,032,431	1,450,510

The investments in investment funds yield on average 100% of the CDI rate.

The DI fund is controlled by Votorantim Industrial S.A. and as such is a related party.

11	Trade Accounts Receivable

	Note	12/31/2012	12/31/2011
Local customers		194,223	453,182
Foreign customers (outside Brazil)		684,358	290,701
Related parties	14	75,105	77,488
Allowance for doubtful accounts		(42,996)	(35,294)

		910,690	786,077

(Transfers of trade receivables

During the last quarter of 2012 some receivables from local customers were transferred to a financial institution. In connection with this transaction the Company assumes the first 1% of losses of the credits transferred. Since the Company transferred the significant risks and rewards of the receivables it has derecognized receivables with a carrying amount of R$ 139.8 million and recognized a liability under “Other liabilities” in the amount of R$ 1.4 million, representing the fair value of the guarantee granted with respect the first 1% of losses which is also the value of the Company’s maximum exposure related to continuing involvement in the receivables transferred. The Company has no obligation or right or option to repurchase the receivables and there are no other contractual obligations or rights and the transaction did not result in any significant gain or loss.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The Company’s trade accounts receivable are denominated in the following currencies:

	12/31/2012	12/31/2011
Euro	127,644
Reais	254,053	508,889
U.S. dollars	170,863	136,655
Canadian dollars	183,295	138,760
Moroccan dirham	58,446
Turkish lira	93,546
Other	22,843	1,773

	910,690	786,077

The credit quality of trade receivables that are non-overdue and not impaired is as follows:

	12/31/2012	12/31/2011
High risk	63,976	61,725
Medium risk	145,883	180,280
Low risk	600,105	401,631
Customers AAA	43,326	32,934

	853,290	676,570

High risk	New customers without historical financial information.
Medium risk	Customers with a history of some delay in payments.
Low risk	Customers with solid commercial and payment history.
Customers AAA -	Classification only for wholesale customers, based on individual credit analysis.

The changes in the allowance for doubtful accounts are as follows:

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	(35,294)	(56,825)	(59,234)
Additions (net of reversals)	(11,077)	(1,922)	(3,318)
Trade accounts receivable written off during the year as uncollectible	5,555	29,621	4,838
Exchange variation	(2,180)	(6,168)	889

Balance at the end of the year	(42,996)	(35,294)	(56,825)

The additions to and the release of the allowance for doubtful accounts have been included in “Selling expenses”. Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovering additional cash.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Ageing of overdue receivables

	12/31/2012	12/31/2011
Up to 3 months	110,761	18,626
From 3 to 6 months	4,261	36,196
Over 6 months	7,391	12,491

	122,413	67,313

12	Inventories

	12/31/2012	12/31/2011
Finished products	131,383	63,967
Semi finished products	514,457	319,837
Raw materials	281,166	276,811
Auxiliary materials and consumables	267,717	219,743
Imports in transit	79,934	95,550
Provision for losses	(115,882)	(132,099)
Other	23,326	46,859

	1,182,101	890,668

As of December 31, 2012 the Company had no inventories pledged as collateral for any of its liabilities.

The provision for losses refers mainly to obsolete of materials in inventory.

For the amount of inventories included in cost of goods sold we refer to Note 26.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

13	Taxes recoverable

	12/31/2012	12/31/2011
Current income tax and social contribution receivable	83,920	23,554

	83,920	23,554
ICMS credits on acquisition of property, plant and equipment	59,676	50,005
Value-added Tax on Sales and Services (ICMS)	74,536	58,707
Excise Tax (IPI)	20,512	20,723
Social Contribution on Revenues (COFINS)	14,339	20,301
Other	48,428	14,503

	217,491	164,239
Taxes recoverable	301,411	187,793

Current	(260,115)	(172,870)

Non current	41,296	14,923

At December 31, 2012 R$ 42 million of the balance included in “Other” corresponds to taxes recoverable by VCEAA.

The credits related to State Value-added Tax on Sales and Services (ICMS) arise from the purchase of property, plant and equipment items (recoverable in 48 monthly installments) and consumable products, to be applied to pay ICMS payable during the ordinary course of the Company’s own operations.

The Company estimates that 71% of direct taxes recoverable and 98% of indirect tax recoverable will be used to offset taxes during 2013.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

14	Related Parties

(a)	Analysis

													Income statement
	Trade Account Receivables		Dividends Receivable		Long-term receivables		Trade payables		Non-current liabilities		Dividends payable		Purchase			Sales
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2010	2012	2011	2010
Shareholders
Votorantim Industrial S.A. (iii)	71	37				407	10,168	10,230		293,523	330,334	181,712	34,300	24,900	24,300
Votorantim Participações S.A.		15				6,754			33,390	16,666
Inecap Investimentos S.A.												8,890

Related companies and associated companies
Citrovita Agroindustrial S.A.						26,666						2
Companhia Brasileira de Alumínio	316	363				24		14,211		844		846		900	165	1	1,732
Companhia de Cimento Itambé	18,865	4,213														14,583	28,118	21,645
Fibria Celulose S.A.					420		31,362									6
Hailstone Limited					10,426	9,570			23,301	19,957
Ibar Administração e Participações Ltda.					5,075	5,075
Maré Cimento Ltda.	2,327	8,351					2									37,697	70,314	54,339
Metalúrgica Atlas S.A.		7					378						12,312	10,260		3	3
Mizu S.A.	4,757	6,000	90	90	1	1	173	230								61,372	59,225	34,476
Polimix Concreto S.A.	19,219	19,258	53	53	8	8	101	219								136,844	169,356	90,761
Santa Cruz Geração de Energia											257	292
Santa Maria Com e Serviços Ltda											113
Supermix Concreto S.A.	28,183	29,415														327,655	311,671	160,104
Verona Participações Ltda.			222	7,188
Votener-Votorantim C.Energia							17	307					174,625	253,743	81,619	6,967	19,298	16,887
Voto IV (i)									409,665	375,691
Votocel Investimentos Ltda.											183
Votorantim GmbH							11,369	25,374	18,545	17,859			230,215	415,546	57,866
Votorantim Metais Ltda.								10,946				1		1,615
Votorantim Metais Níquel S.A.		7,241			2		8,066						1,745				43,541
Votorantim Metais Zinco S.A.	70	70							12	12		8				3	75
Votorantim Siderurgia S.A.	571	792			270		805	2,279					4	6,721	36,743		39
Other	726	1,725	148	222	216	4,259	312	1,993	1,684	1,540	184	82,280		24,260	10,190	7,261	14,136

	75,105	77,487	513	7,553	16,418	52,764	62,753	65,789	486,597	726,092	331,071	274,031	453,201	737,945	210,883	592,392	717,508	378,212

Total non-controlling interests											108,051
Current	(75,105)	(77,488)	(512)	(7,552)			(62,753)	(65,789)			(439,122)	(274,031)

Non current					16,418	52,764			486,597	726,093

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Products are sold between related parties based on the companies’ internal price lists which in the case of purchases made by the Company from our related party Votorantim GmbH (consisting substantially of petcoke bought by Votorantim GmbH from third party suppliers and resold to the Company) include a margin with respect to the purchase price charged by the suppliers which has been between 14% and 15% in the periods presented. Services purchased include those provided by the Shared Solutions Center (Centro de Soluções Compartilhadas), or CSC, of VID related to administrative activities, human resources, back office, accounting, taxes, technical assistance, training, and those provided by the Center of Competency in Information Technology (Centro de Competência em Tecnologia da Informação). Those services are provided to all the companies of the Votorantim Group and we reimburse the expenses related to these services to VID based upon the services actually provided to us by the CSC and the CCTI.

The Fund DI is controlled by Votorantim Industrial S.A. and the balances outstanding are disclosed in Note 10.

Other prices for the sales and provision of services between related parties have been negotiated based on internal costs, with no margins charged.

(i)	Refers to loan from VOTO-Votorantim Overseas Trading Operations IV Limited (“VOTO IV”), payable semiannually and with final maturity in 2020, bearing fixed interest of 8.5% denominated in U.S. dollars.

(ii)	Refers to intercompany loan agreements, indexed monthly for inflation and carrying interest at the rate of 12% per year.

Guarantees of indebtedness of the Company and its subsidiaries granted by related parties

Instrument	Guarantor	12/31/2012	12/31/2011
BNDES	Hejoassu	1,469,308	1,237,232
1st emission of debentures	VPAR	1,005,658	1,008,703
2nd emission of debentures	VID	1,017,727	1,028,924
3rd emission of debentures	VID	618,075	628,895
4th emission of debentures	VID (*)	1,035,868
5th emission of debentures	VID	1,205,939
ECA Framework Agreement	VID (*)	126,936	94,485
Voto VII	VPAR(100%) / CBA(50%)	2,092,876	1,890,100
Voto VIII	VID (*)	2,598,101	1,431,217
Backstop Facility	VID / VCSA	900,532

		12,071,019	7,319,557

(*)	In 2012, after the fulfillment of certain contractual conditions, Votorantim Industrial has assumed the obligations as guarantor for certain loans and financing, previously guaranteed by its parent company, Votorantim Participações S.A.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Guarantees of indebtedness of related parties granted by the Company and its subsidiaries

			Percentage	Debt as	Amount	Debt as	Amount
			guaranteed by	December 31,	guaranteed	December 31,	guaranteed
Instrument	Debtor	Guarantor	the Company	2012	Dec/12	2011	Dec/11
VOTO III	Voto III	VPAR, Fibria, VCSA, VMZ, VMN	45%			427,105	192,197
VOTO IV	Voto IV	VPAR, Fibria, VCSA	50%	818,456	409,228	376,046	188,023
Voto V	CBA	VPAR, VCSA	50%	2,079,226	1,039,613	1,910,665	955,333
Voto VI	CBA	VPAR, VCSA	50%	1,557,051	778,526	1,429,272	714,636

TOTAL					2,227,367		2,050,189

(b)	Key management compensation

Company key management compensation, including all benefits, are as follows:

	2012	2011	2010
Salaries and other remuneration	19,878	18,456	19,500
Social charges	2,874	2,487	2,888
Social and post-employment benefits	1,298	1,428	1,444

	24,050	22,371	23,832

The benefits above include fixed compensation (salaries and fees, paid vacations and 13th month salary), social charges (contributions to the National Institute of Social Security - INSS and the Government Severance Indemnity Fund for Employees - FGTS) and benefits under the Company’s variable compensation program.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

15	Investments

(a)	Analysis

					Equity in the results	Investment
	Information at December 31, 2012				of investees	balance
	Net	Net income (loss)	Percentage
	equity	for the year	Voting	Total	12/31/2012	12/31/2012
Investments following the equity method
Cimpor - Cimentos de Portugal S.A. (Note 1 (a))					(79,320)
Votorantim Investimentos Latino Americano S.A. (b)	4,005,620	(173,399)	12.36	12.36	(24,744)	687,262
Sirama Participações Ltda.	751,929	177,445	38.25	38.25	58,522	287,613
Cementos Avellaneda S.A. (b) (d)	344,629		10.61	10.61		121,909
Cemento Bio Bio S.A. (b)	873,683	(128,792)	15.15	15.15	(19,512)	132,363
Maré Cimento Ltda. (c)	165,898	54,598	51.00	51.00	27,845	84,608
Cementos Portland S.A.	216,569	(1,614)	29.50	29.50	(476)	63,888
Supermix Concreto S.A.	223,564	66,300	25.00	25.00	16,575	55,891
Polimix Concreto Ltda. (a)	335,840	31,121	27.57	27.57	8,580	92,591
Cementos Artigas S.A. (b) (d)	226,715		12.61	12.61		50,795
Mizu S.A. (c)	79,547	16,855	51.00	51.00	8,597	40,569
Yguazú Cemento S.A. (Note 1 (c))			35.00	35.00	2,721
Verona Participações Ltda. (a)	116,160	71,560	25.00	25.00	17,890	29,040
Maesa - Machadinho Energética S.A. (b)	472,515	54,335	6.76	6.76	8,529	31,942
Polimix Cimento Ltda. (c)	30,345		51.00	51.00		15,476
Other investments					254	106,357

					25,461	1,800,304

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

					Equity in the results	Investment
	Information at December 31, 2011				of investees	balance
	Net	Net income (loss)	Percentage
	equity	for the year	Voting	Total	12/31/2011	12/31/2011
Investments accounted for on the equity method
Cimpor - Cimentos de Portugal S.A. (Note 1 (a))	4,639,059	585,592	21.21	21.21	124,204	1,751,017
Votorantim Investimentos Latino Americano S.A. (b)	4,008,446	179,798	14.27	14.27	25,657	687,705
Sirama Participações Ltda.	589,748	222,508	38.25	38.25	85,110	225,583
Cemento Bio Bio S.A. (b)	774,936	(107,537)	15.15	15.15	(16,292)	117,403
Maré Cimento Ltda. (c)	227,384	60,074	51.00	51.00	30,638	115,966
Polimix Concreto Ltda. (a)	163,883	46,645	27.57	27.57	12,861	45,186
Supermix Concreto S.A.	193,134	61,089	25.00	25.00	15,272	48,284
Mizu S.A. (c)	77,401	20,608	51.00	51.00	10,510	39,475
Maesa - Machadinho Energética S.A. (b)	417,215	53,374	5.62	5.62	3,000	23,447
Yguazú Cemento S.A.	88,958	10,750	35.00	35.00	3,762	31,135
Verona Participações Ltda. (a)	113,436	58,356	25.00	25.00	14,589	28,359
Polimix Cimento Ltda. (c)	30,345		51.00	51.00		15,476
Cementos Portland S.A.	190,614	(1,147)	29.50	29.50	(339)	56,231
Other investments					2,781	56,144

					311,753	3,241,411

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

					Equity in the results
	Information at December 31, 2010				of investees
	Net	Net income (loss)	Percentage
	equity	for the year	Voting	Total	12/31/2010
Investments accounted for on the equity method
Cimpor - Cimentos de Portugal S.A. (Note 1 (a))	4,484,601	399,274	21.21	21.21	84,712
Votorantim Investimentos Latino Americano S.A. (b)	2,822,534	59,380	15.39	15.39	6,032
Sirama Participações Ltda.	465,172	156,306	38.25	38.25	59,798
Cemento Bio Bio S.A. (b)	879,690	(106,178)	15.15	15.15	(16,086)
Maré Cimento Ltda. (c)	167,191	50,170	51.00	51.00	28,011
Polimix Concreto Ltda. (a)	135,001	74,543	27.57	27.57	7,841
Supermix Concreto S.A.	176,503	61,600	25.00	25.00	15,400
Mizu S.A. (c)	53,950	24,109	51.00	51.00	11,816
Maesa - Machadinho Energética S.A. (b)	364,348	11,000	6.76	6.76	744
Verona Participações Ltda. (a)	55,408	42,137	25.00	25.00	5,175
Other investments					(11,458)

					191,985

(a)	Corresponds to investees of the Company’s subsidiary Silcar - Empreendimentos Comércio e Participações Ltda. As per the terms of the shareholders agreement the Company can only participate in certain defined financial and operating decisions with respect to certain matters and certain activities of the associates and, and as such, the Company does not control the entities. Dividends are distributed in amounts disproportional to the percentage of ownership.
(b)	Corresponds to investees in which the Company has less than 20% of the voting interest but over whose activities we exert significant influence through shareholders agreements to which we are a party, board resolutions, or as a result of interests held by related parties.
(c)	Corresponds to investees in which the Company has more than 50% of the voting interest: however we do not have control of these entities due to our limited rights to make strategic, operating and finance decisions.
(d)	Interests acquired on December 27, 2012 and for that reason no equity in results is recognized for the year.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Changes in investments

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	3,241,411	3,521,492	572,120
Equity in the results	25,461	311,753	191,985
Dividends received/recognized	(186,337)	(158,599)	(32,995)
Exchange gains (losses) on investment abroad	287,848	120,011	(354,578)
Other comprehensive income of investees	3,661	(35,037)	80,826
Capital increase in investees	104,420	11,759	161,659
Capital reduction of investees			(6,745)
Acquisitions of investments	172,704	56,570	2,909,220
Impairment of investments		(586,538)
Diposal of our investment in Yguazu	(38,192)
Diposal of our investment in Cimpor	(1,810,672)

Balance at the end of the year	1,800,304	3,241,411	3,521,492

The main acquisitions and disposals are described in Note 1.

(c)	Investments in listed equity investees

	12/31/2012		12/31/2011
	Carrying value	Market value	Carrying value	Market value
Cementos Bio Bio S.A. (*)	132,363	131,333	117,403	108,500
Cimpor Cimentos de Portugal SGPS S.A. (*)			1,751,017	1,845,771

(*)	Calculated proportionally to the Company’s interest, based on the quoted market price of the shares of the investees

(d)	Impairment test performed for investments in associates

Cimpor Cimentos de Portugal SGPS S.A.

The carrying value of the CIMPOR investment amounted to R$ 1,751,017 at December 31, 2011.

The projections as of December 31, 2011 prepared based on the budget approved by management, indicated adverse circumstances in the markets where Cimpor conducts significant transactions.

The calculation of the value in use in 2011, was based on the projections of Cimpor, applying an average gross margin of 24.9%, growth rate of 0% and pre-tax discount rate of 9.28% and resulted in an impairment amounting to R$ 522,377 (R$ 344,768, net of tax), recognized under “Other operating income (expenses)” in the statement of income.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Cementos Bio Bio S.A.

For the carrying amount of our investment in Cementos Bio Bio S.A. at December 31, 2012 the Company did not identify any indicators that the carrying amount could be impaired. As such no impairment test was performed.

The calculation of the value in use as of December 31, 2011, was based on the cash flow projections, applying an average gross margin of 13.5%, growth rate of 8.3% and pre-tax discount rate of 9.1% and resulted in an impairment charge of R$ 64,161 (R$ 42,346, net of tax), recognized under “Other operating income (expenses)” in the Income statement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

16	Property, Plant and Equipment

(a)	Analysis

	12/31/2012
	Land and buildings	Equipment and facilities	Leasehold improvements	Vehicles	Furniture and fixtures	Construction in progress	Others	Total
Balance at the beginning of the year
Cost	2,230,214	7,191,878	296,501	697,263	65,577	1,302,588	23,998	11,808,019
Acummulated Depreciation	(734,318)	(3,460,568)	(126,629)	(470,381)	(53,514)		(8,344)	(4,853,754)

Net Balance at the end of the year	1,495,896	3,731,310	169,872	226,882	12,063	1,302,588	15,654	6,954,265

Balance at the beginning of the year	1,495,896	3,731,310	169,872	226,882	12,063	1,302,588	15,654	6,954,265
Acquisitions	23,087	56,637	9,613	23,152	322	1,387,276	4	1,500,091
Disposals	(140)	(676)	(45)	(2,338)	(78)			(3,277)
Depreciation	(47,612)	(338,441)	(14,289)	(76,285)	(2,509)		(3,263)	(482,399)
Exchange variation	43,117	50,451	16,412	17,792	3,019	8,100	(91)	138,800
Transfers	116,213	336,066	8,325	61,130	4,411	(702,319)		(176,174)
Acquistion of subsidiary (note 17 (d))	472,294	1,004,850		19,847	3,012	96,118		1,596,121

Balance at the end of the year	2,102,855	4,840,197	189,888	270,180	20,240	2,091,763	12,304	9,527,427

Cost	3,337,502	11,383,859	335,930	904,770	108,911	2,091,763	24,650	18,187,385
Acummulated Depreciation	(1,234,647)	(6,543,662)	(146,042)	(634,590)	(88,671)		(12,346)	(8,659,958)

Net Balance	2,102,855	4,840,197	189,888	270,180	20,240	2,091,763	12,304	9,527,427

Average annual depreciation - %	2	13	7	21	10		4

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	12/31/2011								12/31/2010
	Land and buildings	Equipment and facilities	Leasehold improvements	Vehicles	Furniture and fixtures	Construction in progress	Others	Total	Total
Balance at the beginning of the year
Cost	2,284,326	5,253,600	21,155	627,975	64,483	1,687,786	3,830	9,943,155	9,321,021
Acummulated Depreciation	(833,306)	(3,054,566)	(11,223)	(402,766)	(56,844)		(3,152)	(4,361,857)	(4,191,736)

Net Balance at the end of the year	1,451,020	2,199,034	9,932	225,209	7,639	1,687,786	678	5,581,298	5,129,285

Balance at the beginning of the year	1,451,020	2,199,034	9,932	225,209	7,639	1,687,786	678	5,581,298	5,129,285
Acquisitions	22,529	60,140	13,199	23,879	448	1,563,183	39,684	1,723,062	964,395
Disposals	(9,488)	(7,927)	(532)	(3,185)	(1,669)	(168,253)	(20,962)	(212,016)	(23,890)
Depreciation	(34,082)	(252,267)	(12,428)	(63,358)	(1,446)		(2,747)	(366,328)	(254,662)
Exchange variation	59,453	95,068		18,915		9,076		182,512	(62,694)
Transfers	(362)	1,622,102	159,693	24,467	5,975	(1,747,135)		64,740	(46,815)
Acquisition of non-significant subsidiaries	6,826	15,160	8	955	116	1,454		24,519
Exclusion of non-significant subsidiaries from consolidation									(124,321)
Reclassification - other assets						(43,522)		(43,522)

Balance at the end of the year	1,495,896	3,731,310	169,872	226,882	11,063	1,302,589	16,653	6,954,265	5,581,298

Cost	2,230,214	7,191,878	296,501	697,263	65,577	1,302,589	23,997	11,808,019	9,942,155
Acummulated Depreciation	(734,318)	(3,460,568)	(126,629)	(470,381)	(54,514)		(7,344)	(4,853,754)	(4,360,857)

Net Balance	1,495,896	3,731,310	169,872	226,882	11,063	1,302,589	16,653	6,954,265	5,581,298

The Company has no significant contractual commitments for the purchase of new fixed assets

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Estimated useful lives

The Company periodically reviews the estimated economic useful lives of its property, plant and equipment items used to calculate depreciation, as well as the estimated residual value.

(c)	Construction in progress

Assets under construction mainly comprise projects for expansion and optimization of the industrial plants. The main projects for 2012 and 2011 are as follows:

	12/31/2012	12/31/2011
New production line in Rio Branco/PR	536,216	162,975
New unit in Cuiabá/MT	503,209	133,083
New unit in Edealina/GO	117,019	40,781
New production line in Salto de Pirapora	35,951	39,458
New plant in Vidal Ramos/SC	46,493	31,393
New unit in Primavera/PA	42,360	22,732
New unit in Ituaçú/BA	12,096	10,299
Cement crushing Z3 in Cimesa	3,219	2,898
Cement crushing in Santa Helena	25,578
Crushing in São Luis/MA	3,035	20,169
New unit in Porto Velho/RO	439	18,916
Construction and paving in Vicente Matheus		12,856
New unit in Xambioá		12,415
Pozzolana crushing in Poty Paulista	219	11,787
Cement crushing in Imbituba	2,192	7,080

During 2012, borrowing charges capitalized in construction in progress totaled R$ 88,079 (December 31, 2011 - R$ 137,778). The capitalization rate used was 0.65% per month (2011- 0.78% per month).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

17	Intangible Assets

(a)	Analysis and Change

	12/31/2012
	Use of public asset	Exploration rights over natural resources	Software	Goodwill	Contractual customer relationships and non-competition agreements	Other	Total
Balance at the beginning of the year
Cost	197,342	1,134,432	132,938	2,009,307	265,735	122,612	3,862,366
Acummulated Amortization	(43,910)	(76,137)	(110,895)		(87,877)	(77,158)	(395,977)

Net Balance at the end of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389

Balance at the beginning of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389
Acquisitions		8,733	159			32,440	41,332
Disposals
Amortization	(6,057)	(29,441)	(10,422)		(26,400)	(3,560)	(75,880)
Acquistion of subsidiary (note 17 (d)) (*)		190,314	4,636	869,977		22,839	1,087,766
Exchange variation		65,065	511	51,243	16,085	(11)	132,893
Transfers (**)		102,722	27,103		3,793	12,319	145,937

Balance at the end of the year	147,375	1,395,688	44,030	2,930,527	171,336	109,481	4,798,437

Cost	197,341	1,619,903	182,987	2,930,527	291,878	157,042	5,379,678
Acummulated Amortization	(49,966)	(224,216)	(138,956)		(120,542)	(47,561)	(581,241)

Net Balance	147,375	1,395,687	44,031	2,930,527	171,336	109,481	4,798,437

(*)	The preliminary goodwill is net of the goodwill allocated to the China operations included in assets of disposal group classified as held for sale in the balance sheet.
(**)	The transfers in intangible assets during the period related to a reclassification of rights over mineral sources from property, plant and equipment to intangible assets.

	12/31/2011							12/31/2010
	Use of public asset	Exploration rights over natural resources	Software	Goodwill	Contractual customer relationships and non-competition agreements	Other	Total	Total
Balance at the beginning of the year
Cost	165,546	1,087,858	82,385	1,912,045	232,796	89,598	3,570,228	3,330,480
Acummulated Amortization	(6,057)	(176,164)	(68,961)		(58,355)	(1,252)	(310,789)	(145,129)

Net Balance at the end of the year	159,489	911,694	13,424	1,912,045	174,441	88,346	3,259,439	3,185,351

Balance at the beginning of the year	159,489	911,694	13,424	1,912,045	174,441	88,346	3,259,439	3,185,351
Acquisitions		95,156	14,163		3,654	39,047	152,020	148,371
Disposals						(1,539)	(1,539)
Amortization	(6,057)	(5,888)	(19,007)		(22,181)	(21,594)	(74,727)	(165,660)
Exchange variation		68,789	(392)	97,262	21,944		187,603	22,973
Transfers		(11,456)	13,855			(58,806)	(56,407)	68,404

Balance at the end of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389	3,259,439

Cost	197,342	1,134,432	132,938	2,009,307	265,735	122,612	3,862,366	3,570,228
Acummulated Amortization	(43,910)	(76,137)	(110,895)		(87,877)	(77,158)	(395,977)	(310,789)

Net Balance	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389	3,259,439

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Goodwill arising on acquisitions

We allocate goodwill to cash generating units (CGU) or groups of CGUs with each CGU or group of CGUs being the lowest level at which goodwill is monitored for internal management purposes and not being larger than an operating segment. We allocated goodwill related to our operations in North America to our operating segment North America, goodwill related to our operations in Europe, Africa and Asia to VCEAA and we allocated goodwill related to businesses acquired in Brazil to CGUs which are the specific business acquired as detailed below:

	12/31/2012	12/31/2011
Operating segment North America “VCNA”	1,662,503	1,598,517
Operating segment Europe, Asia and Africa “VCEAA”	854,407
Goodwill related to business acquired in Brazil
Companhia Cimento Ribeirão Grande	205,939	205,939
Engemix S.A	75,882	75,882
CJ Mineração Ltda	15,641	15,641
Mineração Potilider Ltda	71,401	71,401
Petrolina Zeta Mineração Ltda	13,455	13,455
Pedreira Pedra Negra Ltda	11,700	11,700
Others	19,599	16,772

	2,930,527	2,009,307

Goodwill is based on the expectation of future profitability of the investments.

(c)	Impairment tests for goodwill and non-current assets

The Company and its subsidiaries assess at least annually the recoverability of the carrying amount of the operating segment North America and of the CGUs to which goodwill of our Brazilian operations is allocated based on the value in use of such operating segment or CGU measured applying the discounted cash flow model. The process of estimating these values involves using assumptions, judgments and estimates of future cash flows and represents the Company’s best estimate.

These calculations use post-tax cash flow projections based on financial budgets approved by the Company’s management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The use of post-tax cash flows and rates does not result in any significant difference with respect to the use of pre-tax cash flows and rates. The growth rates used do not exceed the long-term average growth rate for the corresponding business. Management determined budgeted gross margin based on past performance and its expectations of market development. The discount rates used are post-tax and reflect specific risks relating to the operating segment or the CGU being tested.

During the periods presented the Company concluded that there are no reasonably possible changes in key assumptions that would result in the carrying amount of the operating segment or CGU to exceed the estimated value in use.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

North America

Goodwill related to the acquisition of the Company’s subsidiary Votorantim Cimentos North America is monitored at the level of its operating segment North America and as such has been allocated to such operating segment and the carrying amount of such goodwill is presented in the table above.

The key assumptions used to determine the value-in-use calculation of the operating segment North America are as follows:

	2012	2011
Gross margin (average over the 5 year period)	19.9%	29.7%

Growth rate used to extrapolate over the 5 year period	0.0%	1.0%

Discount rate	6.9%	7.1%

Companhia Cimento Ribeirão Grande and other CGUs in Brazil

The most significant CGU to which goodwill was allocated was Companhia Cimento Ribeirão Grande. The key assumptions used to determine the value-in-use calculation of such CGUs are as follows:

	2012	2011
Gross margin (average over the 5 year period)	30.0%	30.2%

Growth rate used to extrapolate over the 5 year period	0.0%	0.0%

Discount rate	8.17%	8.3%

The value in use of the other CGUs to which goodwill was allocated was determined following the same methodologies as described above.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(d)	Business Combination VCEAA

As described in Note 1a, the Company acquired a 100% interest in VCEAA, a recently incorporated company that holds the former CIMPOR operations in Spain, Morocco, Tunisia, Turkey, India and China. The acquisition date was December 21, 2012 and as such the company is still allocating the consideration to the identifiable assets and liabilities of VCEAA and expects to finalize this process in the second quarter of 2013. The following table summarizes the consideration transferred and the preliminary fair value of the identifiable assets acquired and liabilities assumed as at the date of acquisition:

Fair value
recognized on
acquisition date
Property, plant and equipment	1,596,121
Intangible assets	217,789
Inventories	260,905
Trade account receivable (i)	302,492
Cash and cash equivalents	148,799
Other assets	173,884

2,699,990

Loans and financing (iii)	948,389
Trade payables	218,469
Taxes payable	68,957
Provisions	86,913
Deferred taxes (ii)	203,858
Other liabilities	15,207

1,541,793
Non-controlling interest	68,953
Net assets acquired	1,089,244

Preliminary goodwill on acquisition	1,143,790

Total consideration transferred	2,233,034

(of which in cash) paid in january 2013	(155,946)

(i)	The fair value as well as the gross amount of the trade receivables amount to R$ 399,614 and includes an allowance of R$ 97,122 for uncollectability.
(ii)	Includes R$ 77,808 deferred taxes on the difference between fair value and tax base mainly related to fixed assets and fair value remeasurement of assets and liabilities.
(iii)	Includes US$ 434.1 million (R$ 901.2 million) of debt of Cimpor assumed by VCEAA.

The preliminary goodwill of R$ 1,143,790 million relates principally to expected synergies the Company can achieve basically cost synergies by means of removing duplication, intangibles that do not meet the IFRS3R recognition criteria, such as non-contractual customer relationship and workforce, as well as value expected to be generated mainly through cost reductions as result of the application of our

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

operational management model. The amount of goodwill is currently supported by independent and internal analysis based on cash flow projections and market forecasts which management believes are appropriate to support the preliminary goodwill. The goodwill recognized is expected to be deductible up to the amount of goodwill recorded in the fiscal books and will be realized on sale of our subsidiary. Considering the reduced time between the consummation of the transaction on December 21, 2012 and year-end and the reduced volume of activities as results of the holiday seasons we will effectively consolidate the result of the Cimpor Assets acquired as from January 1, 2013. We estimate revenue and net income for the period from December 21, 2012 to December 31, 2012 to represent less than 0.4% of our revenue and net income for the year. Had this business combination been effected at the beginning of the year, the Company’s revenues would have been approximately R$ 11,096,046 (unaudited) and the profit for the period of the Company would have been approximately R$ 285,488 (unaudited). The Company however does not consider these ‘pro-forma’ figures to represent an appropriate measure of the performance of the combined businesses on an annualized continuing basis and nor does believes it provides an initial reference point for comparisons in future periods, because of the substantial impairment charges on goodwill and on property plant and equipment that where recognized by the business acquired during 2012 before the acquisition date, totaling an amount of EUR 594,000 thousand (R$1,491,124) which are considered exceptional by management.

Acquisition related costs amounting to R$ 12 million have been excluded from the consideration transferred and have been recognized as an expense in the current year, within the other expenses line item in the consolidated income statement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

18	Loans and Financing

(a)	Analysis

		Current	Current	Non Current	Non Current	Total	Total
Type	Average annual charges (%)	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
In foreign currency
Development agency	Libor USD + 1,39%	11,570	7,473	115,366	87,012	126,936	94,485
BNDES	UMBNDES + 2,40%	35,832	18,527	191,306	180,281	227,138	198,808
Eurobonds EUR	5,25% Pré EUR	71,343	64,431	2,021,532	1,825,669	2,092,875	1,890,100
Eurobond USD	7,25% Pré USD	43,726	24,367	2,554,375	1,406,850	2,598,101	1,431,217
Sindicated loans	LIBOR + 1,25%	55,266	36,673	1,344,930	555,760	1,400,196	592,433
Working Capital	LIBOR + 2,50%	8,938	9,149			8,938	9,149
Other		47,693		17,152		64,845

		274,368	160,620	6,244,661	4,055,572	6,519,029	4,216,192

In local currency
Development agency	TJLP + 3,50%	898	902	1,776	2,664	2,674	3,566
BNDES	TJLP + 2,84% and 5,13% Pré BRL	221,470	142,243	1,020,699	896,181	1,242,169	1,038,424
Debentures	111,70% CDI / CDI + 1,09%	83,267	66,523	4,800,000	2,600,000	4,883,267	2,666,523
FINAME	5,96% Pré BRL / TJLP + 2,52%	19,592	22,912	79,551	45,302	99,143	68,214
Other	2,43% Pré BRL / TJLP	16,218	20,351	30,487	43,442	46,705	63,793

		341,445	252,931	5,932,513	3,587,589	6,273,958	3,840,520

		615,813	413,551	12,177,174	7,643,161	12,792,987	8,056,712

Interest on loans and financing		212,454	167,820
Current portion of long term loans and financing (principal)		346,728	236,583
Short term financing		56,631	9,149

Total Financing		615,813	413,552

EUR	- Euro
USD	- United States dollar
BRL	- Local currency “Reais”
BNDES	- National Bank for Economic and Social Development
FINAME	- Government Agency for Machinery and Equipment Financing
UMBNDES	- Monetary unit of the BNDES reflecting the weighted basket of currencies of foreign currency debt obligation as at December 31, 2011 the basket was comprised 97% of US Dollars.
URTJLP	- Long-term Interest Rate set by the National Monetary Council, the TJLP is the basic cost of financing of the BNDES
LIBOR	- London Interbank Offered Rate
CDI	- Interbank Deposit Certificate

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Maturity profile

The maturity profile of the long-term debt balance (including current portion)based on the discounted balances at December 31, 2012 is as follows:

											On wards
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
In local currency
Development agency	898	888	888									2,674
BNDES	221,470	261,638	260,911	232,920	146,719	70,347	48,164					1,242,169
Debentures	83,267					2,520,000	1,400,000	640,000	240,000			4,883,267
FINAME	19,592	16,740	16,789	16,312	11,573	5,457	4,430	3,586	3,085	1,579		99,143
Others	16,218	16,192	10,989				3,213	93				46,705

Subtotal	341,445	295,458	289,577	249,232	158,292	2,595,804	1,455,807	643,679	243,085	1,579		6,273,958
%	5.44	4.71	4.62	3.97	2.52	41.37	23.20	10.26	3.87	0.03

In foreign currency
Development agency	11,570	13,722	13,722	13,722	13,722	13,722	13,722	13,722	9,976	6,224	3,112	126,936
BNDES	35,832	45,533	45,817	42,870	30,588	15,271	10,791	436				227,138
Eurobonds - EUR	71,343				2,021,532							2,092,875
Eurobonds - USD	43,726										2,554,375	2,598,101
Syndicated loans	55,266	948,406	54,085	338,159	2,140	2,140						1,400,196
Working capital	8,938											8,938
Others	47,693	4,017	1,090	521	585	654	728	808	891	987	6,871	64,845

Subtotal	274,368	1,011,678	114,714	395,272	2,068,567	31,787	25,241	14,966	10,867	7,211	2,564,358	6,519,029
%	4.21	15.52	1.76	6.06	31.73	0.49	0.39	0.23	0.17	0.11	39.34
Total	615,813	1,307,136	404,291	644,504	2,226,859	2,627,591	1,481,048	658,645	253,952	8,790	2,564,358	12,792,987

%	4.81	10.22	3.16	5.04	17.41	20.54	11.58	5.15	1.99	0.07	20.05

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Changes

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	8,056,712	5,248,323	2,962,378
New loans and financing	3,674,624	2,434,303	2,976,719
Amortization	(513,499)	(143,958)	(574,971)
Interest paid	(719,109)	(550,229)	(280,176)
Interest accrual	760,785	610,344	232,677
Exchange variation	585,085	457,929	(68,304)
Acquistion of subsidiary (note 17 (d))	948,389

Balance at the end of the year	12,792,987	8,056,712	5,248,323

(d)	Index

	12/31/2012	12/31/2011
In local currency
CDI	4,883,267	2,671,964
TJLP	1,119,305	905,860
Fixed rate	271,165	255,670
Others	221	7,026

	6,273,958	3,840,520
In foreign currency
LIBOR	1,499,396	684,148
UMBNDES	227,139	198,808
Fixed rate	4,754,744	3,330,718
Others	37,750	2,518

	6,519,029	4,216,192

Total	12,792,987	8,056,712

(e)	Currency

	12/31/2012	12/31/2011
Real	6,273,958	3,840,520
U.S. Dollar	4,146,339	2,118,796
Euro	2,118,128	1,890,100
Currency basket	225,745	192,858
Others	28,817	14,438

Total	12,792,987	8,056,712

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(f)	New loans

(i)	During December 2012, in connection with the 2012 Cimpor asset exchange, the Company’s subsidiary VCEAA assumed a loan facility of US 434.1 million, with a maturity in February 2014 and an average interest rate of LIBOR + 1,33% a.a. The proceeds of this loan facility were used to redeem previously contracted financing under the Cimpor assets.

(ii)	On December 5, 2012, the Company issued debentures in the total aggregate amount of R$1,200.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures bear interest at a rate of 109.2% of CDI per annum. Principal on the debentures is due in a bullet payment on December 5, 2018 and interest is payable in 12 semi-annual installments, the first of which is due on June 5, 2013.

(iii)	On February 9, 2012, the Company issued additional 2041 Notes in an aggregate principal amount of US$ 500.0 million. With this additional issuance, as of December 31, 2012, the total outstanding amount under this program is an aggregate principal amount of US$ 1,250.0 million, which were unconditionally and irrevocably guaranteed by VPar and VID. On September 6, 2012, VPar was released as guarantor under these notes, and VID remained as the sole guarantor. The 2041 Notes bear interest at a rate of 7.25% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. The principal amount under the 2041 Notes is payable on maturity on April 5, 2041.

(iv)	On January 20, 2012, the Company issued debentures in the total aggregate amount of R$1,000.0 million, divided into two tranches of R$500.0 million each, both of which are unconditionally and irrevocably guaranteed by VID. The debentures under the first tranche bear interest at a rate of CDI plus 1.09% per annum, while the debentures under the second tranche bear interest at a rate of 111% of the CDI per annum. This transaction has a risk rating ‘BBB’ of Standard&Poor’s ‘Baa3’ of Moody’s and ‘BBB’ of Fitch.

(v)	In November 2011, Votorantim Cement North America (VCNA) renegotiated a US$ 325 million syndicated loan raised in October 2010, extending its maturity to 2016 and reducing the interest rate. The other contractual conditions remained unchanged.

(vi)	On April 4, 2011, the Company issued 30 year bonds in the international capital market of US$ 750 million, due in April 2041. The bonds are rated “BBB” by Standard & Poor´s, “Baa3” by Moody´s and “BBB-” by Fitch Ratings. This transaction was guaranteed by VPAR and VID. On September 6, 2012, VPar was released as guarantor under these notes, and VID remained as the sole guarantor. The bonds accrue interest of 7.25% p.a., payable semiannually. The proceeds from the issuance were used for early repayment of borrowings, thus extending the debt maturity profile.

(vii)	In February 2011, Votorantim Cimentos S.A. completed its third issuance of simple, non-convertible non-privileged, unsecured debentures. The debentures were distributed under restricted placement efforts and exempt from registration with the Brazilian Securities Commission (“CVM”), pursuant to article 6 of CVM Instruction 476, of January 16, 2009. The issuance of R$ 600 million, which fall due in February 2021, pays interest of 113.90% of the Interbank Deposit Certificate (CDI).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(g)	Fair value of loans and financing

The values below were calculated according to the criteria in Note 5.1.

	12/31/2012		12/31/2011
	Book value	Fair value	Book value	Fair value
In local currency

Development agency	2,674	2,725
BNDES	1,242,169	1,240,864	1,038,424	981,279
Debentures	4,883,267	5,130,015	2,666,523	2,862,304
FINAME	99,143	97,002	68,214	61,084
Others	46,705	42,747	67,359	67,359

Subtotal	6,273,958	6,513,353	3,840,520	3,972,026

In foreign currency
Development agency	126,936	126,545	94,485	89,252
BNDES	227,138	251,451	198,808	213,311
Eurobonds - EUR	2,092,875	2,300,178	1,890,100	1,886,153
Eurobonds - USD	2,598,101	2,929,338	1,431,216	1,378,731
Syndicated loans	1,400,196	1,416,832	601,583	601,582
Working capital	8,938	8,938
Others	64,845	64,845

Subtotal	6,519,029	7,098,127	4,216,192	4,169,029

Total	12,792,987	13,611,480	8,056,712	8,141,055

19	Use of Public Asset

The subsidiary VCNNE has been granted the right to use (UBP) the hydroeletrical potential for generation of electric energy. The UBP agreements require annual cash payments to be made which are adjusted based on the IGPM inflation index in exchange for such right of use.

The average duration of the contracts is 35 years, and the amounts to be paid annually are shown below:

		Concession starting date	Concession end date	Payment starting date
					12/31/2012	12/31/2011
Pedra do Cavalo Votorantim Cimentos N/NE S.A.	100%	mar/02	abr/37	abr/06	405,146	374,185

Current					(23,561)	(22,005)

Non-current					381,585	352,180

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

20	Income Tax and Social Contribution

The Company and its subsidiaries calculate taxable income and record their income tax and social contribution based on the substantially enacted rates at year-end. Deferred income tax and social contribution assets corresponds to tax losses, tax loss carry forwards and temporary differences mainly relating to (a) the effect of foreign exchange rate variation (corresponding to the choice to tax foreign exchange gains and losses on a cash basis, (b) fair value adjustment of derivative instruments, (c) provisions not deductible until the moment of its settlement, and (d) other temporary differences arising from differences between the assets and liabilities under tax rules and for accounting purposes.

(a)	Reconciliation of income tax and social contribution expense

The income tax and social contribution amounts presented in the statements of income for the year ended December 31 are reconciled to their standard rates as follows:

	12/31/2012	12/31/2011	12/31/2010
Profit before taxation and non-controlling interests	1,498,233	1,131,927	3,807,245
Standard rate	34%	34%	34%

Income tax and social contribution at standard rates	(509,399)	(384,855)	(1,294,463)
Adjustments for the calculation of income tax and social contribution effective rates
Equity in the results of investees	35,626	63,767	65,275
Tax incentives	63,710	15,419	32,622
Income tax adjustment with respect to prior years	8,037	(23,694)	(11,762)
Donations and grants for investment	13,247	47,529	35,430
Amounts not subject to additional income tax	(9,897)	8,871	6,817
Reversal of deferred income tax liability of investment in Cimpor (note 1(a))	391,018
Difference in tax rate for subsidiaries outside Brazil	17,834	35,824	(11,652)
Income tax effect of non-taxable gain of Cimpor disposal (note 1 (a))	90,780
Tax-deductible interest on stockholders equity	60,747
Other permanent additions (exclusions), net	(19,453)	(39,996)	50,912

Income tax and social contribution	142,250	(277,135)	(1,126,821)

Current	(359,199)	(478,071)	(582,398)
Deferred	501,449	200,936	(544,423)

Income tax and social contribution for the year	142,250	(277,135)	(1,126,821)

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Analysis of deferred tax balances

Deferred income tax and social contribution assets and liabilities are as follows:

	12/31/2012	12/31/2011
Assets
Tax losses	177,967	101,377
Temporary differences
Provision for participation on results - PPR	25,065	17,464
Tax contingencies	222,741	273,795
Allowance for doubtful accounts	10,918	3,612
Provision for inventory losses	29,874	36,566
Provision for investment losses	36,127	45,113
Provision for taxes under litigation with judicial deposits	71,989	63,343
Foreing exchange taxed on cash basis	253,263	73,702
Use of Public Asset	87,642	75,056
Other	56,393	69,112

	971,979	759,140

Liabilities
Depreciation of property, plant and equipment	344,389	311,203
Amortization of goodwill	214,993	157,357
Difference in basis on investment in Cimpor		391,018
Deferred tax assets and liabilities of business acquired	226,042	33,502
Other	57,297	90,246

	842,721	983,326

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Movement

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	(224,186)	(476,618)	74,477

Tax losses and negative base	76,589	18,443	(69,818)
Provision for participation on results - PPR	7,601	17,464	12,461
Tax contingencies	(56,127)	27,881	21,860
Provision for allowance for doubtful accounts	7,306	1,849	(4,292)
Provision for inventory losses	(6,691)	11,987	7,858
Provision for investment losses	(22,229)	24,062	3,268
Provision for taxes under litigation with judicial deposits	8,646	39,965	9,821
Provision for tax losses	5,073
Foreign exchange taxed on cash basis	179,561	131,755	49,208
Use of Public Asset	12,586	8,226	(8,874)
Depreciation of property, plant and equipment	(33,186)	(168,090)	(12,257)
Amortization of goodwill	(57,636)	(51,467)	(66,100)
Deferred tax on equity method investments and asset exchange - Cimpor	391,018	177,608	(568,626)
Deferred tax assets and liabilities of business acquired	(192,540)	69,664	66,465
Other	33,473	(56,915)	7,931

Balance at the end of the year	129,258	(224,186)	(476,618)

21	Provisions

	12/31/2012				12/31/2011
	Asset Retirement Obligation (a)	Restructuring	Legal claims (b)	Total	Asset Retirement Obligation	Restructuring	Legal claims	Total
Balance at the beginning of the year	99,839		835,114	934,953	86,403		850,640	937,043
Present value adjustment	7,179			7,179	(3,556)			(3,556)
Additions and reversal			138,432	138,432			153,817	153,817
Revisions in estimated cash flows	2,430			2,430	14,272			14,272
Judicial deposits, net of write off			(165,723)	(165,723)			(132,999)	(132,999)
Acquistion of subsidiary (note 17 (d))	77,376	86,913		164,289
Used during year			(207,019)	(207,019)			(122,449)	(122,449)
Monetary adjustments and reversals			192,215	192,215			86,105	86,105
Exchange variation	4,042			4,042	2,720			2,720

Balance at the end of the year	190,866	86,913	793,019	1,070,798	99,839		835,114	934,953

(a)	ARO “Asset Retirement Obligation”

Measurement of asset retirement Obligations involves judgment and the use of assumptions. For environmental purposes, this relates to currently existing obligations to restore or recover the environment in the future, to similar or equivalent conditions that were existent at the moment when the project was initiated. In the absence of a possibility to restore to pre-existing conditions, this can also be an obligation to take compensating measures, agreed with applicable regulators or organizations. These obligations are the result of either the environmental impact of the asset involved, or of formal commitments assumed with the environmental regulator, for which the Company needs to compensate this impact. The dismantling and removal of a plant or other asset occurs when it is permanently deactivated, by discontinuing its activities or by sale.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

As these are long term obligations that are revised periodically for inflation and discounted to present value, using the real interest rate. The discount rates used for 2012 and 2011 are 2.97% and 0.17% a.a., depending on the applicable country. The liability recognized is adjusted periodically based on these rates and revised for inflation for the reference period.

(b)	Provisions for legal claims

The Company is party to labor, civil, tax and other ongoing lawsuits and is contesting these matters both at the administrative and judicial levels, which are backed by judicial deposits, when applicable.

The provisions and the corresponding judicial deposits are as follows:

	12/31/2012			12/31/2011
	Judicial deposits	Provision for legal claims	Total, net	Judicial deposits	Provision for legal claims	Total, net
Tax	477,245	(1,174,275)	(697,030)	313,332	(994,582)	(681,250)
Labor	8,442	(21,303)	(12,861)	5,517	(69,732)	(64,215)
Civil and other	12,764	(95,892)	(83,128)	13,879	(103,528)	(89,649)

	498,451	(1,291,470)	(793,019)	332,728	(1,167,842)	(835,114)

The legal deposits related to legal actions classified from lawyers of the Company as possible loss, were recognized in other non-current assets.

Nature of provisions for legal claims

(i)	Tax lawsuits

Refer mainly to disputes concerning federal, state and municipal taxes. The main tax lawsuits refer to collection of ICMS (State Value-added Tax on Sales and Services), PIS (Social Integration Program), COFINS (Social Contribution on Revenues), IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income).

(ii)	Labor lawsuits

Refer mainly to lawsuits filed by former employees and outsourced employees claiming the payment of indemnity upon termination, health and safety hazard bonus, risk premium, overtime, commuting hours, as well as civil lawsuits referring to indemnity claims by former employees or employees from outsourced companies based on alleged occupational illnesses, work accidents, property and personal damages.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(iii)	Civil lawsuits

The main lawsuits relate to claims for property and personal damages.

Lawsuits with likelihood of losses considered as possible

The Company and its subsidiaries are parties to other tax, labor and civil lawsuits involving possible loss risks, as detailed below:

	12/31/2012	12/31/2011
Tax	1,340,714	779,682
Civil	3,608,760	521,979
Other	25,649	20,954

	4,975,123	1,322,615

Description of the main probable and possible legal proceedings

Tax Liabilities and Contingencies

In December 2011, a tax assessment in the amount of R$182.6 million was issued by the Receita Federal do Brasil (“RFB”, the Brazilian Federal tax Authority) against VCSA charging IRPJ and CSLL related to the period between 2006 and 2010 due to VCSA allegedly (i) incorrectly amortized goodwill; (ii) use of tax loss carry forwards in excess of the 30% limit permitted under applicable tax regulations; and (iii) lack of payment of the IRPJ and CSLL monthly advances. As of December 31, 2012, the amount under discussion was R$202.1 million and we had recorded a provision of R$0.1 million in connection with this tax assessment.

In January 2010, two tax assessments in the amount of R$97.7 million were issued by the Distrito Federal (the Brazilian District Capital) against us related to ICMS credits (use and consumption of petcoke) which were allegedly erroneously recorded by us during the period between September 2006 and June 2009 as well as uncollected ICMS liabilities related to interstate transactions. A final administrative decision is pending. The expectation of loss under these claims is considered remote. As of December 31, 2012, the amount under discussion was R$125.9 million and we had not recorded any provision.

The DNPM (The federal mining regulator) issued several tax assessments against us, alleging that we owed CFEM related to the period of 1991 until 2011. As of December 31, 2012, the amount involved was R$378.3 million, of which approximately R$290.9 million is considered to be a possible loss and approximately R$87.7 million is considered to be a probable loss. We have established a provision of R$87.7 with respect to these tax assessments.

Civil and Environmental Liabilities and Contingencies

Fishermen’s Litigation

On October 9, 2003, the association of fishermen of the State of Goiás made a claim against us seeking the annulment or suspension of certain environmental licenses granted by IBAMA to companies operating in the Serra do Facão region. The association is also seeking monetary damages in an amount to be established by the court. We have presented our defense and in May 2004, temporary relief was granted against us and the other defendants. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is possible and as such have not recorded any provision with respect to this claim. The amount in dispute is approximately R$177 million.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Transklein

In August 2010, Transklein Transporte e Carga Ltda. filed a claim against VCNNE seeking compensation for damages in the amount of R$123.7 million, alleging that VCNNE failed to comply with the minimum volume of transportation established in the cement transportation agreement entered into by the parties. VCNNE was notified of this claim in March 2011 and presented its response, which was replied by Transklein, which also made a plea of lack of jurisdiction. In June 2012, the court determined that Transklein should present a response regarding its request for an exemption from its obligation to pay for legal fees in connection with this matter. We presented a formal objection against the court’s decision, and the proceeding was suspended until the court issues its ruling on this matter. On January 22, 2013, the court published its decision accepting our plea and transferring the case to the civil court in the city of Recife. Based on the advice of its external legal counsel, VCNNE believes the probability of loss under this claim is possible and have not recorded any provision for to this claim.

Tabernaculo

In September 2005, Tabernaculo Comercial e Transportadora Ltda., or Tabernaculo, filed a claim against VCB seeking compensation for material damages in the amount of R$84.2 million and moral damages in an unspecified value alleging that we failed to perform two oral contracts entered with it. Tabernaculo argues that those breaches caused the discontinuance of the activities of the sales department and huge losses to its transportation area. We presented our response in September 2009, sustaining that (1) the statute of limitations had expired; (2) we did not change the general conditions of the reverse repurchase agreement; and (3) Tabernaculo was unable to conduct the business and caused its own insolvency. In August 2011, the court had denied the argument of the expiration of the statute of limitations alleged by us and determined the implementation of the expert examination requested by Tabernaculo, which has not yet been completed. The expectation of loss for the different claims under dispute is considered probable for 1% (R$1.5 million) of the amount involved and possible for the remaining amount (R$151.2 million). As of December 31, 2012, the amount under discussion was R$152.8 million and we had recorded a provision of R$1.5 million in connection with this claim.

Anti-Trust Matters

Administrative Proceedings by SDE

In 2003, the SDE initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust laws by not selling certain types of cement to ready-mix concrete companies. If our cement/concrete company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE continues to analyze these allegations, and it is not possible to foresee whether the agency intends to conduct further investigation. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

In 2006, the SDE initiated an administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. If our cement company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

applied, of our cement company’s annual after-tax revenues relating to its fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE issued a non-binding recommendation to CADE on November 10, 2011 to impose fines and other non-monetary penalties as set forth by the Brazilian antitrust law on the cement companies under investigation, including our Brazilian cement company, for breach of Brazilian antitrust laws. This opinion was sent to CADE for its analysis, but is not binding on CADE. There is no formal deadline for CADE to complete its review of this matter and issue its decision, so it may issue its decision at any time. The expectation of loss under these matters is considered possible. We have established no provision for this matters.

Civil Class Action – Cartel

The Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against the Company, together with eight other defendants, including several of Brazil’s largest cement manufacturers alleging breach of Brazilian antitrust laws as a result of alleged cartel formation, seeking that the defendants pay an indemnity, on a joint basis, in favor of the class action plaintiffs for moral and collective damages; and penalties under the Brazilian antitrust laws. Because the total amount of the claims in this civil class action is R$5,600 million and the claims allege joint liability, we have estimated that, based on our market share, our share of the liability would be approximately R$2,400 million. However, there can be no assurance that this apportionment would prevail and that we will not be held liable for a different portion, which may be larger, or for the entire amount of this claim. The expectation of loss under this matter is considered possible and we have established no provision for this claim.

22	Accounts Payable - Trading

Refers to purchases of certain raw materials from trading companies. The payment terms are up to 360 days with fees calculated over the total purchase value, and agreed between the parties, before or at the time of each commercial transaction.

23	Stockholders’ Equity

(a)	Capital

On January 20, 2011, the Stockholders’ Extraordinary General Meeting approved the capitalization of R$ 400,000 of profit reserves, increasing capital from R$ 2,327,212 to R$2,727,212.

On March 9, 2011, the Stockholders’ Extraordinary General Meeting approved a capital increase of R$ 14,613 through the issue 355,388 new common shares without par value, from R$ 2,727,212 to R$ 2,741,825. At December 31, 2011, the Company made a capital increase of R$ 4,199 by issuing 96,052 new registered common shares, without par value, raising capital from R$ 2,741,825 to R$ 2,746,024. The shares issued were fully subscribed and paid up by the parent company Votorantim Industrial S.A., with express consent of the Company’s other shareholders and waiver of their preemptive rights to the subscription of the shares issued.

At December 31, 2012, fully subscribed and paid-up capital was represented by 110,635,436 common shares without par value.

(b)	Legal reserve and profit retention reserve

The legal reserve is credited annually with 5% of net income for the year, and cannot exceed 20% of the capital. The purpose of the legal reserve is to ensure the sufficient capital is maintained. This reserve can be used only to increase capital and to offset accumulated losses.

The profit retention reserve was created to account for the retention of the remaining balance of retained earnings, in order to fund expansion projects pursuant to the Company’s investment plan.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Tax incentive reserve

The tax incentive reserve is constituted in accordance with article 195-A of the Brazilian Corporation Law (as amended by Law No. 11638 of 2007); this reserve is credited with the benefits of tax incentives, which are recognized in the statement of income for the year and allocated from retained earnings to this reserve. These incentives are not included in the calculation of the minimum mandatory dividend.

(d)	Cumulative other comprehensive income

For purchases of non-controlling interests, the difference between any consideration paid and the share acquired of the carrying value of the net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals for non-controlling interests are also recorded directly in stockholders’ equity.

	Exchange gains (losses) on investment abroad	Actuarial gains and losses on retirement benefits	Hedge of a net investment	Interest in comprehensive income of associated companies	TOTAL
At January 1, 2010	217,230	(54,188)	—	—	163,042
Exchange gains (losses) on investment abroad	(410,637)				(410,637)
Actuarial gains and losses on retirement benefits		(29,115)			(29,115)
Hedge of a net investment / cash flow hedge			140,139		140,139
Interest in comprehensive income of associated companies				85,575	85,575
Deferred income tax		9,899	(47,647)		(37,748)

At December 31, 2010	(193,407)	(73,404)	92,492	85,575	(88,744)

Exchange gains (losses) on investment abroad	426,054				426,054
Actuarial gains and losses on retirement benefits		(38,280)			(38,280)
Hedge of a net investment			(235,524)		(235,524)
Interest in comprehensive income of associated companies				(837)	(837)
Deferred income tax		13,015	80,078		93,093

At December 31, 2011	232,647	(98,669)	(62,954)	84,738	155,762

Exchange gains (losses) on investment abroad	483,871				483,871
Actuarial gains and losses on retirement benefits		(54,959)			(54,959)
Recycling of the accumulated net investment hedge reserve related to our investment in Cimpor (*)			238,038		238,038
Recycling of the accumulated translation differences related to our investment in Cimpor (*)	(72,291)				(72,291)
Recycling of other comprehensive income related to our investment in Cimpor (*)				4,328	4,328
Hedge of a net investment			(162,250)		(162,250)
Interest in comprehensive income of associated companies				(7,692)	(7,692)
Deferred income tax		18,686	(25,768)		(7,082)

At December 31, 2012	644,227	(134,942)	(12,934)	81,374	577,725

(*)	These amounts relate to the disposal of the Company’s equity investment in CIMPOR as described in Note 1a. The amounts are gross of income taxes of R$ 89,142.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(e)	Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporation Law.

The calculation of the amount of minimum dividends payable is as follows:

	2012	2011	2010
Net income for the year attributable to the owners of the parent, used for calculation of dividend	1,616,799	888,125	2,670,448
Legal reserve	(80,840)	(44,406)	(133,522)
Interest on stockholder’s equity	(178,667)
Tax incentive reserve	(25,190)	(2,799)

Dividend calculation basis	1,332,102	840,920	2,536,926

Minimum proposed dividends - 25% in accordance with by laws	333,026	210,230	634,232
Additional dividends approved	2,095,467	536,527	2,187,367

Total dividends approved	2,428,493	746,757	2,821,599

Dividends per share - R$	21.95	6.76	26.26

The minimum dividends and the already approved dividends at year end are accounted for as “Dividends payable” in the balance sheet. During 2012 the Company paid an amount of dividends of R$ 2,263,402 (2011 – R$ 683,782 and 2010 – R$2,610,543). In addition the interests on capital were fully paid at December 31, 2012.

24	Revenues

	2012	2011	2010
Sales	10,736,371	9,827,434	9,086,538
Services	1,334,364	1,378,121	1,237,124

	12,070,735	11,205,555	10,323,662
Taxes on sales and services and other deductions	(2,589,062)	(2,507,203)	(2,276,581)

Revenues	9,481,673	8,698,352	8,047,081

25	Other Operating Income (Expenses), Net

	2012	2011	2010
Non-income tax benefits	260,684	195,420	90,378
Impairment of investments		(586,538)
Revenue from co-processing	15,382	14,239	7,177
Recovery of taxes	12,688	23,881	10,746
Sales of energy	42,399	15,739	2,072
Loss on the sale of our investment in Yguazú	(7,657)
Gain from sale of scrap	11,766	10,044	10,151
Gain on sale of Property, plant & equipment	9,132	20,896	14,187
Other operating income (expenses)	(59,615)	10,387	52,528

	284,779	(295,932)	187,239

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

27	Expenses by Nature

	2012	2011	2010
Fuel costs	732,310	731,436	580,956
Maintenance	1,277,820	1,181,536	867,759
Electric power - consumption	578,935	585,546	479,231
Employee benefit expense	1,106,852	983,489	879,856
Raw material and consumables used	346,312	369,519	344,958
Depreciation, amortization and depletion	558,279	441,055	420,322
Transportation expenses	1,196,421	985,129	941,834
Services, miscellaneous	555,879	694,867	739,843
Packaging materials	173,601	158,018	137,043
Other expenses	928,706	679,237	508,975

Total selling and administrative expenses and distribution costs	7,455,115	6,809,832	5,900,777

	2012	2011	2010
Cost of sales and services	6,177,116	5,684,439	4,986,902
Selling expenses	609,992	595,402	500,731
General and administrative expenses	668,007	529,991	413,144

	7,455,115	6,809,832	5,900,777

28	Employee Benefit Expenses

	2012	2011	2010
Salaries and other remuneration	662,406	611,288	502,608
Retirement plans and post-employment benefits” (note 30)	3,956	(10,489)	3,313
Social charges	276,685	226,172	218,911
Social benefits	163,805	156,518	155,023

	1,106,852	983,489	879,855

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

29	Financial income (expenses), net

	2012	2011	2010
Income
Interest receivable on financial assets	242,797	179,273	40,224
Interest receivable on loans to related parties	274	1,134	230,362
Financial investment earnings interest	28,140	23,888	139,984
Other financial income	45,285	567	15,189

	316,496	204,862	425,759

Expenses
Interest payable on loans, financing and other	(657,394)	(479,402)	(261,051)
Interest payable on loans from related parties	(36,800)	(29,605)	(402,906)
Interest and monetary adjustment	(52,965)	(38,870)	(48,532)
Monetary adjustment of contingencies	(12,924)	(44,673)	(15,588)
Commission on financial transactions	(311)	(25,022)	(29,000)
Income tax witheld on interest remittances abroad	(18,561)	(33,130)	(4,453)
Tax on Financial Transactions (IOF)	(49,022)	(20,947)	(72,021)
Other financial expenses	(41,964)	(51,984)	(80,147)

	(869,941)	(723,633)	(913,698)

Net foreign exchanges gains (losses)	(381,819)	(253,643)	97,227

Net financial result	(935,264)	(772,414)	(390,712)

30	Pension Plan and Post-employment Health Care Benefits

The Company has a defined contribution plan for employees. Certain subsidiaries, however, have a defined benefit plan.

(a)	Defined contribution

The Company and VCNNE sponsor private pension plans administered by Fundação Senador José Ermírio de Moraes (FUNSEJEM), a private, not-for-profit, pension fund, which is available to all employees. Under the fund regulations, the contributions from employees to FUNSEJEM are matched based on their remuneration. For employees with remuneration lower than the limits established by the regulations, contributions up to 1.5% of their monthly remuneration are matched. For employees with remuneration higher than the limits, contributions of employees up to 6% of their monthly remuneration are matched. Voluntary contributions can also be made to FUNSEJEM.

After the contributions to the plan are made, no further payments are required by the Company.

(b)	Defined benefit

Votorantim Cement North America Inc. and Votorantim Cimentos N/NE have a defined benefit pension plan that also offers medical assistance and life insurance, among others. The cost of the retirement benefits and other benefits of these plans granted to eligible employees is determined by the projected benefit method on a “pro rata” basis for the service and management’s best estimates of returns on plan assets, salary adjustments, cost trends and the mortality rate and retirement age of the employees.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the balance sheet are determined as follows:

	2012	2011	2010
Projected benefit obligations for:
Benefit plans	497,082	414,470	377,372
Supplementary pension plans	29,166	23,892	21,973
Post-employment health benefits	80,866	62,806	70,079

	607,114	501,168	469,424

	2012	2011	2010
Recognized in the income statement
Pension plan benefits	(1,292)	(4,369)	(2,821)
Post-employment health benefits	5,248	(6,120)	6,134

	3,956	(10,489)	3,313

Recognized in other comprehensive income
Accumalated actuarial losses recognized in other comprehensive income of other years	149,498	111,218	82,103

Actuarial losses recognized in other comprehensive income for the year	54,959	38,280	29,115

	2012	2011	2010
Present value of funded obligations	607,114	501,168	469,904
Fair value of plan assets	422,561	367,097	356,315

Deficit	184,553	134,071	113,109
Asset ceiling	259	467	909

Balance Sheet	184,812	134,538	114,018

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The change in the fair value of the defined benefit obligation and of plan assets during the years is as follows:

Defined benefit obligation	2012	2011	2010
At January 1	501,168	469,424	414,255
Current service cost	3,892	4,332	3,808
Interest cost	24,434	24,371	23,609
Contributions by plan participants	3,140	2,067	2,747
Actuarial losses (gains)	52,695	18,074	31,990
Exchange variation	52,668	26,038	23,006
Benefits paid	(30,570)	(30,439)	(29,511)
Curtailments	(313)	(12,699)

At December 31	607,114	501,168	469,904

Plan assets	2012	2011	2010
At January 1	367,097	356,316	326,247
Expected return on plan assets	27,278	7,753	29,530
Actuarial gains (losses)	2,914	(338)
Employer contributions	19,712	20,375	15,167
Employee contributions	893	723	763
Benefits paid	(30,570)	(30,439)	(29,511)
Exchange variation	35,238	12,707	14,120

At December 31	422,562	367,097	356,316

The principal actuarial assumptions used were as follows:

	2012	2011	2010
	Brazil	Brazil	Brazil
VCNNE
Discount rate	8.2	8.2	8.2
Expected return on plan assets	3.6	5.0	5.0
Future salary increases	3.0	3.0	3.0
Health care cast trend rate	8.3	8.3	8.3

	2012	2011	2010
	Canada	Canada	Canada
VCNA
Discount rate	4.3	5.2	5.6
Expected return on plan assets	7.0	7.0	7.0
Future salary increases	2.5	2.5	2.5
Health care cast trend rate	8.3	8.3	6.0

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Post-employment benefits (pension and medical)

The assets of the principal health care and pension plan (Votorantim Cement North America Inc.) are comprised as follows:

	2012	2011	2010
Cash and cash equivalents	5,788	3,671	7,126
Equity instruments	178,534	183,548	195,973
Fixed-income fund	174,963	179,878	153,217
Income fund (multimarket)	63,276

	422,561	367,097	356,316

31	Tax benefits

The Company and its subsidiaries have tax incentives related to:

(a) Income tax on profit from operations in certain areas: The Company and its subsidiary Votorantim Cimentos N/NE S.A. have a benefit of partial reduction of the income tax due, related to some regional operations with cement, mortar and clinker. The tax incentive is measure based on the taxable operating profit measured as determined by the rules tax incentive (identified as “exploration profit”) of the specific projects that are benefited from the incentive during a fixed period of time established by the tax authorities. The Company’s tax incentives expire in different periods from 2012 to 2020. Under the rules of the benefit an amount equal to the tax benefit (the reduction in income tax) must be allocated to a reserve account (“Tax incentive reserve”) within shareholders equity of the legal entity which has the benefit and the balance of such reserve can not be distributed to the stockholders.

The amount of the reduction in tax payable can also be used for the acquisition of new equipment for the operation which has the tax benefit (requiring approval by the relevant regulatory agency, either the Superintendency for the Development of the Amazon (SUDAM) or the Superintendency for the Development of the Northeast Region (SUDENE)). When the reinvestment is approved, an amount equal to the tax benefit must be allocated to the Tax incentive reserve described above.

(b) Ceará Industrial Development Fund (FDI II Program): The subsidiary VCNNE has tax incentives with respect to ICMS from state industrial development programs consisting of financing or deferral of payment of taxes and the reductions of the taxes due. The purpose of these state programs is to promote in the long term the development of industrial activities in the state of Ceará.

The periods and terms of the reduction in the taxes are established in the tax legislation. The reduction in the amount of the ICMS taxes due is recorded in the income statement either in the period of measurement of the tax or when the Company meets the conditions established by the state programs in order to receive the benefit under “Other operating income (expenses), net”.

The reduction of the amount due ICMS are fixed and vary from 64% to 75% of the ICMS due. The remaining ICMS due has it payment deferred with respect to regular dates for payments and the amounts due are adjusted either based on a general price index or based on fixed interest rates. The Company’s tax incentives expired in periods from 2016 to 2020.

(c) PRÓ-DF II program: The Company has tax incentives from state industrial development programs consisting of financing or deferral of payment of taxes. The purpose of this state program is to promote in the long term the expansion of the local economic capacity of production of goods and services and job generation, and to foster the economic and social development of the Federal District in a sustainable and integrated manner.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The amount of ICMS that can be paid over a deferred period is 70% of the ICMS payable on the sale of cement. The ICMS due under the benefit has it payment deferred with respect to regular dates for payments and the amounts due are adjusted either based on a general price index or based on fixed interest rates. The benefit is granted for a period of 300 months as from June 2010 or until the amount of ICMS taxes deferred using the benefit achieves the total amount of the benefit granted by the state.

32	Non-current assets and liabilities of business held for sale

As described in Note 1.a, the Company acquired operations in Spain, Morocco, Tunisia, Turkey, India and China. The Company does not intend to continue operations in China and has developed a plan to sell these assets and liabilities. Consequently, these assets and liabilities are included in a group held for sale and are presented in a separate line in the balance sheet. Management expects the completion of the sale within a period of one year.

12/31/2012
Property, plant and equipment	301,385
Goodwill	233,888
Intangible assets	42,358
Inventories	38,787
Other assets	84,796

701,214

12/31/2012
Other account payables	213,190
Other current liabilities	27,019
Provisions	33,895

Total	274,104

33	Insurance Coverage

Pursuant to the Company’s Insurance Management Corporate Policy, different types of insurance policies are contracted, such as operational risk and civil liability insurance, to protect assets against production interruptions and for damages caused to third parties.

The Company and its subsidiaries have civil liability insurance for their operations in Brazil, Canada and the United States, for which the coverage and conditions are considered by the Company’s management appropriate for the risks involved.

For the main plants in Brazil and operations in North America, an “All Risks” policy is contracted for all assets, including coverage against losses resulting from production interruptions.

The operational insurance coverage at December 31, 2012 is as follows:

Assets	Type of coverage	Insured amount
Facilities and equipment	Property damage	13,808,560
	Loss of profits	2,459,934

		16,268,494

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Operational and civil liability risk insurance of the Pedra do Cavalo hydroelectric power plant - VCNNE

An “All Risks” insurance policy for operational risks is contracted annually for the Hydroelectric Power Plant, with a total insured amount of R$ 199,050. The Company has a civil liability policy for this plant, for which the coverage and conditions are considered by the Company’s management as adequate for the risks involved.

34	Financial information by operating segment and entity-wide disclosures

(i)	Introduction

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (CODM) to allocate resources to the segments and to assess their performance. We have defined our Chief Executive Officer to be the CODM.

For management purposes, the Company is organized by geographical areas and has three operating segments which are based on location of the Company’s main assets, as follows (1) Brazil (including our operations in other countries in South America) (2) North America, and (3) Europe, Africa and Asia (which includes operations in Spain, Turkey, Morocco, Tunisia, India and China).

Each of these operating and reportable segments derives its revenues from the sale of the following lines of products:

1.	Cement;

2.	Concrete / Ready Mix;

3.	Aggregates, and

4.	Other construction materials.

We have summarized the financial information of these operating segments and the revenue related to these product lines below. The key financial performance for management of the reportable segments is Adjusted EBITDA which is reported on a monthly basis to the CODM for each of our operating segments (Brazil, North America, and Europe, Africa and Asia). Adjusted EBITDA is calculated based on the sum of operating profit, depreciation, amortization, depletion plus any other non-cash items included in operating profit that are assessed by the Company’s management as exceptional. Adjusted EBITDA can be reconciled to our net income since Adjusted EBITDA can also be defined as net income plus/less financial income (expenses), net plus income tax and social contribution plus depreciation or amortization and depletion less equity in results of investees plus dividends received from investees less exceptional non-cash items. Non-cash items considered by management as exceptional and excluded in measuring Adjusted EBITDA in the periods presented correspond to the gain of R$1,672,429 recognized in 2010 in connection with the exchange of assets related to our acquisition of and to the gain on the disposal of our investment in Cimpor amount to R$266,794 in 2012 an equity interest in Cimpor, to the impairment loss of R$ 586,538 recognized in 2011.

As result of using Adjusted EBITDA for measuring performance of our operating segments we do not include financial income and expense, income tax expense and equity in investees as part of such measurement and as a result such information is not disclosed in the tables below.

The accounting policies of the operating segments are the same as the Company’s accounting policies described in Note 2. The amounts presented under Brazil include also amounts related to our only subsidiary consolidated in South America (Itacamba Cemento S.A. based in Bolivia) which represents less than 1% of revenue and Adjusted EBITDA of the amounts disclosed under Brazil. All the other interests of the Company accounted for following the equity method and the equity in the results of investees is a reconciling item between the Adjusted EBITDA and net income.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Information by operating segments

	Period ended December 31, 2012
		North	Europe, Africa
	Brazil	America	and Asia	Consolidated
Revenues	7,705,102	1,776,571		9,481,673
Operating profit before results from investments and financial results	2,492,561	85,550		2,578,111
Depreciation, amortization and depletion	(348,231)	(210,048)		(558,279)
Adjusted EBITDA	2,775,052	295,598		3,070,650
Capital expenditure	(1,422,528)	(77,563)		(1,500,091)
Total assets	15,492,404	4,501,324	3,968,326	23,962,054

	Period ended December 31, 2011
		North
	Brazil	America	Consolidated
Revenues	7,250,396	1,447,956	8,698,352
Operating profit before results from investments and financial results	1,564,403	28,185	1,592,588
Depreciation, amortization and depletion	(267,297)	(173,758)	(441,055)
Adjusted EBITDA	2,574,828	201,943	2,776,771
Capital expenditure	(1,656,839)	(66,222)	(1,723,061)
Total assets	14,468,715	4,160,482	18,629,197

	Period ended December 31, 2010
		North
	Brazil	America	Consolidated
Revenues	6,538,100	1,508,981	8,047,081
Operating profit before results from investments and financial results	3,942,611	63,361	4,005,972
Depreciation, amortization and depletion	(220,289)	(200,033)	(420,322)
Adjusted EBITDA	2,542,366	263,394	2,805,760
Capital expenditure	(912,370)	(52,025)	(964,395)
Total assets	12,600,766	3,771,516	16,372,282

*	There are no sales between the operating segments

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The following table reconciles Adjusted EBITDA for our operating segments to our net income:

	Note		12/31/2012	12/31/2011	12/31/2010
Reconciliation of net income to Adjusted EBITDA
Net income			1,640,483	854,792	2,680,424
Plus (less):
Financial income (expenses), net			935,264	772,414	390,712
Income tax and social contribution			(142,250)	277,135	1,126,821
Depreciation, amortization and depletion			558,279	441,055	420,322
Equity in the results of investees			144,614	(311,753)	(191,985)

EBITDA			3,136,390	2,033,643	4,426,294

Adjusted EBITDA
Dividends received			193,377	156,590	51,895
Exceptional items
Impairment of investiments	15	(d)		586,538
Loss on disposal of equity investments	1	(c)	7,657
Gain on transfer of assets - Cimpor	1	(a)			(1,672,429)
Gain on disposal of equity investments	1	(a)	(266,774)

Adjusted EBITDA			3,070,650	2,776,771	2,805,760

Revenue by line of products

	Period ended December 31, 2012
	Cement	Ready Mix / Concrete2	Aggregates	Others	Total
Revenues from external customers	6.297.428	2.099.121	378.932	706.192	9.481.673

	Period ended December 31, 2011
	Cement	Ready Mix / Concrete2	Aggregates	Others	Total
Revenues from external customers	5.890.923	1.880.745	371.850	554.834	8.698.352

	Period ended December 31, 2010
	Cement	Ready Mix / Concrete2	Aggregates	Others	Total
Revenues from external customers	5.472.401	1.789.321	303.567	481.793	8.047.081

35	Subsequent events

(i)	On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million. This additional interest has been acquired in order to be sold in conjunction with the controlling interest acquired as part of the 2012 Cimpor Asset Exchange.

(ii)	On January 31, 2013, we made a dividend payment of R$100.0 million to VID.

(iii)	In January 2013, VCEAA prepaid US$ 200 million of a loan maturing in February 2014 with the objective of reducing gross debt. The current balance of this loan is US$ 234.1 million.

Units

Including Units in the Form of American Depositary Shares

            , 2013

Until                     , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in our units, including units in the form of ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 6.	Indemnification of Office Holders (including Directors).

Under Brazilian law, any provision, whether contained in the bylaws of a corporation or in any agreement, exempting any officer or director against any liability which by law or otherwise would attach to them in respect of negligence, default, misfeasance, breach of duty or trust, is void. A company may, however, indemnify an officer or director against any liability incurred by them in defending any proceedings, whether criminal or civil, in which a judgment is given in their favor. The registrant maintains liability insurance under which its directors or officers are indemnified against liability which he or she may incur in his or her capacity as such.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Item 7.	Recent Sales of Unregistered Securities.

The securities of the registrant that were issued or sold by the registrant within the past three years and not registered under the Securities Act are described below. The registrant believes that the issuances of all such securities described below were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering, Rule 144A of the Securities Act regarding sales to qualified institutional buyers and/or Regulation S promulgated under the Securities Act regarding transactions involving an offshore sale to non-U.S. persons.

Date of sale	Title of securities issued	Amount of securities	Aggregate offering price	Aggregate underwriters / initial purchasers discounts and commissions	Underwriters / Initial purchasers
December 3, 2009	Debentures	R$1,000,000,000.00	100.0%	99.0%	• BB – Banco de Investimento S.A.
April 28, 2010	Senior notes	€750,000,000.00	99.605% plus accrued interest, if any.	99.255%

•      Deutsche Bank AG, London Branch

•      HSBC Bank plc

•      Société Générale

•      BB Securities Limited

•      Banco Bilbao Vizcaya Argentaria, S.A.

•      Caixa – Banco de Investimento, S.A.

•      Natixis

•      Standard Chartered Bank

•      WestLB AG

October 5, 2010	Debentures	R$1,000,000,000.00	100.0%	99.5%	• Banco Bradesco BBI S.A.
February 14, 2011	Debentures	R$600,000,000.00	100.0%	99.5%	• Banco Santander (Brasil) S.A.

April 5, 2011	Senior notes	U.S.$750,000,000.00	99.395%, plus accrued interest, if any.	98.995%	• Merrill Lynch, Pierce, Fenner & Smith Incorporated • Itau BBA USA Securities, Inc. • J.P. Morgan Securities LLC
January 20, 2012	Debentures	R$1,000,000,000.00	100.0%	99.5	• Banco Itaú BBA S.A. • BB – Banco de Investimento S.A.
February 9, 2012	Senior notes	U.S.$500,000,000.00	99.386%, plus accrued interest from (and including) October 5, 2011.	99.036%, plus accrued interest from (and including) October 5, 2011.	• Merrill Lynch, Pierce, Fenner & Smith Incorporated • J.P. Morgan Securities LLC • Morgan Stanley & Co. LLC
December 5, 2012	Debentures	R$1,200,000,000.00	100.0	99.8%	• Banco Bradesco BBI S.A. • BB – Banco Investimento S.A.

In addition, unregistered securities were issued in connection with certain capital increases which are more fully described in “Description of Capital Stock—Our Issued Share Capital” and note 23 to our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in our consolidated financial statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil on this day of                     , 2013.

VOTORANTIM CIMENTOS S.A.

By:
Name:
Title:

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints                     as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the U.S. Securities Act of 1933 of units of the registrant (the “Units”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Paulo Henrique de Oliveira Santos	Chief Executive Officer (Principal Executive Officer)

Sidney Catania	Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement among Votorantim Cimentos S.A. and the underwriters named therein*
3.1	Bylaws of Votorantim Cimentos S.A.*
3.2	Form of Amended and Restated Bylaws of Votorantim Cimentos S.A.*
4.1	Indenture, dated as of April 5, 2011, among Votorantim Cimentos S.A., as issuer, Votorantim Participações S.A. and Votorantim Industrial S.A., as guarantors, Deutsche Bank Trust Company Americas, as trustee, New York paying agent, transfer agent and registrar, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent.*
5.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding the validity of the units being registered*
8.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding certain Brazilian tax matters*
8.2	Opinion of White & Case LLP regarding certain U.S. tax matters*
21.1	List of Subsidiaries of Votorantim Cimentos S.A.*
23.1	Consent of PricewaterhouseCoopers Auditores Independentes*
24.1	Power of Attorney (included in signature page to Registration Statement)*

*	To be filed by amendment.

There are numerous instruments defining the rights of holders of long-term indebtedness of Votorantim Cimentos S.A. and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Votorantim Cimentos S.A. and its subsidiaries on a consolidated basis. Votorantim Cimentos S.A. hereby agrees to furnish a copy of any such agreements to the SEC upon request.